UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-37523



PURPLE INNOVATION, INC.
(Exact name of registrant as specified in its charter)

Delaware	**47-4078206**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
4100 NORTH CHAPEL RIDGE ROAD SUITE 200 LEHI, UTAH	**84043**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(801) 756-2600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	PRPL	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404 (b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock outstanding, other than shares held by persons who may be deemed affiliates of the registrant, computed by reference to the closing sales price for the common stock as of June 30, 2022, as reported on the NASDAQ Capital Market, was $127.9 million.

As of March 20, 2023, there were 104,878,348 shares of Class A common stock, par value $0.0001 per share, and 448,279 shares of Class B common stock of the registrant issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement relating to the Annual Meeting of Shareholders are specifically incorporated by reference in Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

TABLE OF CONTENTS

		PAGE
PART I		
Item 1.	**Business**	1
Item 1A.	**Risk Factors**	13
Item 1B.	**Unresolved Staff Comments**	48
Item 2.	**Properties**	48
Item 3.	**Legal Proceedings**	48
Item 4.	**Mine Safety Disclosures**	48
PART II		
Item 5.	**Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**	49
Item 6.	**[Reserved]**	49
Item 7.	**Management's Discussion and Analysis of Financial Condition and Results of Operations**	50
Item 7A.	**Quantitative and Qualitative Disclosures About Market Risk**	63
Item 8.	**Financial Statements and Supplementary Data**	63
Item 9.	**Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**	64
Item 9A.	**Controls and Procedures**	64
Item 9B.	**Other Information**	66
Item 9C.	**Disclosure Regarding Foreign Jurisdictions that Prevent Inspection**	66
PART III		
Item 10.	**Directors, Executive Officers and Corporate Governance**	67
Item 11.	**Executive Compensation**	67
Item 12.	**Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**	67
Item 13.	**Certain Relationships and Related Transactions, and Director Independence**	67
Item 14.	**Principal Accountant Fees and Services**	67
PART IV		
Item 15.	**Exhibits and Financial Statement Schedules**	68
Item 16.	**Form 10-K Summary**	72

Unless the context otherwise requires, references to (i) "Purple," "the Company," "our company," "we," "our" and "us," or like terms, refer to Purple Innovation, Inc. and its subsidiaries, currently Purple Innovation, LLC, (ii) "Purple Inc." refers to Purple Innovation, Inc. without its subsidiary and (iii) "Purple LLC" refers to Purple Innovation, LLC, an entity of which Purple Inc. acts as the sole managing member and of whose common units we own approximately 99.6% as of March 20, 2023. "Global Partner Acquisition Corp." and "GPAC" refer to the Company prior to the closing of the Business Combination, and "Purple before the Business Combination" refers to Purple LLC's business before it became a wholly owned subsidiary of the Company upon Closing the Business Combination (as defined herein).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report, including, without limitation, statements under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Statements in this report that are not descriptions of historical facts are forward-looking statements that are based on management's current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock price. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for Purple. Specifically, forward-looking statements may include statements relating to changes in the markets in which Purple competes, expansion plans and opportunities, our expectation of opening additional Purple owned retail showrooms, increases in capital, advertising and operational expenses, and other statements preceded by, followed by or that include the words "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "target" or similar expressions.

The forward-looking statements contained in this report are made only as of the date hereof. It is routine for our internal projections and expectations to change throughout the year, and any forward-looking statements based upon these projections or expectations may change prior to the end of the next quarter or year. Forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. Future developments affecting us may not be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) and other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. These risks and others described under "Risk Factors" may not be exhaustive.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if our results or operations, financial condition and liquidity, and developments in the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

PART I

Item 1. Business

Introduction

Our mission is to help people feel and live better through innovative comfort solutions.

We began as a digitally-native vertical brand founded on comfort product innovation with premium offerings, and are now omni-channel. We offer a variety of innovative, branded and premium comfort products, including mattresses, pillows, cushions, bases, sheets and more. Our products are the result of decades of innovation and investment in proprietary and patented comfort technologies and the development of our own manufacturing processes. Our proprietary Hyper-Elastic Polymer gel technology underpins many of our comfort products and provides a range of benefits that differentiate our offerings from other competitors' products. Specially engineered to relieve pressure, maintain an ideal body temperature, and provide instantly adaptive support, Purple's patented technology has been used and tested rigorously within medical and consumer applications for over 30 years. Originally designed for use in hospital beds and wheelchairs, we adapted this unique pressure-relieving material for our mattresses and other cushion products.

We market and sell our products through direct-to-consumer e-commerce and Purple owned retail showrooms (collectively "DTC") and retail wholesale partners.

The foundation of our business is core competencies in design, development and manufacturing. Our accumulated knowledge enables us to create all aspects of our innovative products, including fundamental comfort technologies and machines and processes necessary to bring them to market. We have integrated our operations to include research and development, marketing and manufacturing, resulting in an ability to rapidly test, learn, adapt and scale our product offerings. In order to solve complex manufacturing challenges such as large-format injection molding of our Hyper-Elastic Polymer cushioning material, we designed and produced our own manufacturing equipment including our proprietary and patented molding machinery. These fully customized machines are unique to Purple and, we believe, can handle both our size and scale requirements. We believe our combination of patents and intellectual property, proprietary and patented manufacturing equipment, production processes and decades of acquired knowledge create an advantage over our competitors who rely on commoditized materials, such as foam and outsourced manufacturing.

In addition to developing differentiated products and technologies, we have built a brand that we believe has high customer engagement and avid brand advocates. We have an experienced marketing team, providing efficient customer acquisition and brand demand development. Our marketing strategy enables us to market our full product suite to customers, generate frequent interactions online and drive traffic to all channels offering our products.

Our knowledge of and engagement with consumers across digital and brick and mortar retail channels is advantageous and increasing. To complement our DTC efforts, we have developed multiple wholesale relationships with best-in-class retailers in the furniture, mattress specialty, home décor, and department store spaces. Our goal is to provide opportunities for each customer to learn, shop, and buy in the way that works for them. We believe our distinctly differentiated products, including newly broadened spectrum of mattresses across price points, comfort preferences, benefit segments, marketing strategies, manufacturing capabilities, unique branding and proprietary technologies position us to continue to drive our growth. In 2022, our DTC sales, which includes online and Purple owned retail showrooms, accounted for 57.4% of our net revenues and wholesale accounted for 42.6% of net revenues, while sales of sleep products accounted for 91.2% of our net revenues and other products accounted for 8.8%.

In 2022, we grew our DTC efforts by adding 27 Purple owned retail showrooms, making a total of 55 Company locations across the United States. We anticipate opening 11 additional Purple owned retail showrooms throughout 2023 and in the future.

Industry and Competition

Our portfolio of products is driven by our commitment to innovating real comfort solutions that meaningfully help people sleep, feel and live better. Whether it's getting a better night's rest or elevating the work from home experience, we design and manufacture truly innovative, differentiated products that put our customers' comfort first.

Sleep Products

The sleep products category encompasses a variety of products including mattresses, pillows, bases, foundations, sheets, mattress protectors, blankets and duvets. Meaningful innovation in sleep products has remained stagnant and limited over the last 150 years. Coil spring mattresses and memory foam, two of the primary materials underpinning mattress technology today, were invented in the 1860's and 1990's. Latex, water and air mattresses followed, emerging in the latter part of the 20th century. Since these early inventions, the sleep product industry has remained complacent with little meaningful innovation, until the introduction of our proprietary Hyper-Elastic Polymer material, which represents a meaningful innovation in pressure relief, temperature neutrality, responsiveness, durability and limited motion transfer. Our proprietary technology solves problems that regular mattresses create and has proven that material innovations can have a positive impact on sleep.

Beginning in 2015, the market for sleep products underwent a fundamental transformation with the rise of e-commerce-based brands and direct to consumer distribution, which disrupted the traditional category dynamics and drove the majority of category growth (versus traditional mattress companies) for several years. Today, the U.S. sleep product industry has rebalanced to be comprised of vendors that rely on retail distribution as well as a consolidated number of direct-to-consumer retailers who have tried to expand brick and mortar distribution to capture more market share in a category still tied to instore product trials. Amidst this changing category dynamic, Purple's manufacturing capabilities paired with our strategic mix of showrooms, e-commerce and third-party retailers, has allowed us to gain share and be a leader in the sleep products category.

In 2022, we acquired Advanced Comfort Technologies, Inc., dba Intellibed ("Intellibed"), a premium sleep and health wellness company that was a pre-existing licensee of our founders of some of our technologies. That acquisition resulted in us owning the sole right to use all of our Hyper-Elastic Polymer technologies in our beds. In addition, the acquisition will allow us to immediately expand into the luxury mattress segment. Purple has recently announced three collections to be available in the second quarter of 2023: Essentials (including the New Day, The Purple Mattress, and The Purple Plus), Premium (including Restore, RestorePlus, and RestorePremier) and Luxe (including Rejuvenate, RejuvenatePlus and RejuvenatePremier).

In general, direct to consumer mattress companies offer convenience, free shipping and returns, and low prices, while leveraging third-party manufacturing and distribution. Materials used by online mattress retailers include layers of foam cushioning that are assembled, compressed and folded into a box for distribution. This market is highly fragmented, commoditized and competitive, with customer purchase decisions based primarily on price. Prior to Purple, there has been little recent success disrupting the premium market, where the majority of category revenue and profit is realized. Competitors in the premium market include Tempur Sealy and Sleep Number.

While e-commerce home goods purchases have increased over the past five years, traditional brick-and-mortar retailers command a significant part of the market for mattress products. This part of the retail market is also highly fragmented and competitive. The leading brick-and-mortar specialty mattress retailers in the United States and Canada are, respectively, Mattress Firm and Sleep Country Canada, both of which Purple has significant partnerships with. These national retailers compete with both regional and local retailers as well as furniture and department stores. Purple has also expanded into many of these regional furniture retailers.

Across these channels, some key factors that impact competition in our industry include comfort feel, product features, reliable logistics and manufacturing capabilities, marketing efficacy and efficiency, brand differentiation, expertise of sales associates, customer care, pace of innovation and product roadmap, price of products and services, financial stability and ability to invest in innovation.

What Makes Purple Different?

We believe we have a particular set of competitive strengths that differentiate and position us for continued success:

- *History of innovation that produced new comfort technology*—We are a company built on innovation and licensing, with more than 30 years of expertise in comfort innovation. Purple is founded upon decades of history developing innovative comfort solutions, including the invention of our proprietary and patented Hyper-Elastic Polymer technology. Our breakthrough mattress represents what we believe to be the first substantive innovation in the sleep product industry since the introduction of memory foam in 1992. We believe that the unique properties of our technology enable several improvements to existing sleep products that are not addressed by foam, spring and air mattresses.

- *Pressure Relief*—Our Hyper-Elastic Polymer technology is designed around the science of column buckling which enables our mattresses to be both firm and soft. This offers support across the body's larger surface areas, such as the back, while providing pressure relief at local areas or points of pressure, such as the hips and shoulders. We believe Purple's founders were the first to leverage this technology in mattresses after its success in licensing its proprietary Hyper-Elastic Polymer technology to medical manufacturers for use in wheelchairs, critical care beds and to this day, hospital beds. The resulting feel is often described as buoyant and responsive.

- *Temperature Neutral*—The Hyper-Elastic Polymer material itself is temperature neutral, with the surface comprised mostly of air, made from thousands of open-air channels. The channels allow for high airflow and dissipation of heat and vapor. This is the opposite of foam beds, which absorb heat from the body and then radiate the heat back, constantly increasing the temperature. Our technology allows for continual sleeping without waking up hot.

- *Responsive*—Unlike memory foam, which compresses, gets hard and then takes time to recoil, our Hyper-Elastic Polymer technology is instantly responsive to the body as it moves. It will immediately flex to support the sleeper's position and spring back into place as the sleeper readjusts during the night.

- *Durable*—Hyper-Elastic Polymer material is a highly durable gel that we believe is more durable than most foams. The Hyper-Elastic Polymer technology also has numerous applications beyond mattress products including seat cushions, pillows, and others. The development of the Hyper-Elastic Polymer technology is only one of numerous innovations we have developed to produce a range of unique and effective comfort products across the sleep, seat cushion and other categories.

- *Proprietary technologies and manufacturing expertise provide a significant competitive advantage*—We believe the combination of patent protection, proprietary manufacturing equipment and decades of accumulated knowledge creates a competitive advantage through barriers to imitation. We have hundreds of granted or pending patents and hundreds of patent filings that cover current and future products as well as proprietary manufacturing equipment we have designed and fabricated. In addition to intellectual property protection of key products and manufacturing capabilities, our team has in depth experience and unique insights derived from inventing and refining proprietary comfort technologies, machines and products. Our patented and proprietary molding processes and machines allow for large-format injection molding of gels efficiently and at scale.

- *Growing a brand with a passionate following*—Our brand mirrors our passion for uncompromising performance, quality and durability, and our dedication to improving lives by delivering better sleep and better comfort We believe our brand awareness and consideration rivals category leaders, after only seven years. Our brand has extended beyond awareness of individual products and we have successfully marketed our full suite of products to customers using our omni-channel strategy. We believe our customers' satisfaction with our product has continued to drive "word of mouth" recommendations, one of the most persuasive ways customers learn about our products.

- *Balanced, omni-channel distribution strategy*—We have sought opportunities to expand brand awareness in brick-and-mortar retailers where our beds can be displayed. This is a very different approach from most bed-in-a-box players who seek traditional consumer packaged goods distribution, e.g., boxes on shelves. Our goal is to support the customer wherever and however they want to learn, try, and buy. Whether in wholesale, Purple owned retail showrooms, or our e-commerce channel, we are a leader in the sleep products market. Our flexible return policies and aggressive expansion of wholesale doors and our own showrooms allow for more of our targeted customers to feel and experience our products throughout the purchase process. In our wholesale channel, we sell most of our products through select national and regional retailers as well as a variety of independent retail partners throughout the United States and Canada. As a result, we believe we will drive accelerated growth in the sleep products industry.

- *Vertical integration enables nimble design, development and execution*—We design and develop our products in-house and we have extensive research and development capabilities led by a team of engineers, industrial designers and marketing specialists. The ability to develop and test products in this manner enables us to not only prototype and deploy new ideas, but also design and develop corresponding manufacturing equipment and processes. In addition, we continuously refine our production methods to improve product quality and enhance efficiency. The resulting real-time feedback cycle is a key differentiator compared to other competitors that outsource many of these functions and lack an integrated approach.

Growth Strategies

- *Expansion of the Brand to Premium and Luxe Categories*— To complement and support our expansion into the higher-priced, higher margin categories, Purple is evolving its differentiated brand to broaden appeal. We are investing in brand demand-driving marketing and advertising to create awareness, engagement, and preference for the Purple brand and for our products across all our sales channels. We also plan on developing a reimagined brand associated with life enhancing sleep. In 2023, we expect to be able to increase effective marketing by 11% over the prior year with an anticipated 40% increase occurring after the launch of our new Premium and Luxe product categories anticipated to occur on May 15 in our showrooms and online and from May to July in our wholesale partners' retail stores. This strategic focus and investment will support our growth plans in the wholesale channel, in Purple owned retail showrooms, on Purple.com and online marketplaces, and in particular our Luxe offerings are expected to increase average sales prices significantly. We'll also continue to harness the evangelism of the ever-growing base of Purple owners whose advocacy of our products is one of the brand's greatest strengths.

- *Further direct-to-consumer growth and penetration*—We believe that we are well positioned to leverage our brand, leading product portfolio, vertical integration and strong marketing capabilities to continue to attract new customers via our e-commerce channel. We have invested in substantial improvements to our website, enhancing the education, shopping, and buying experiences, and we have expanded our contact center, enabling live voice, chat and messaging with our sales associates which has driven higher customer satisfaction, higher average order value, and higher conversion. Continued successful execution on Purple.com supports planned e-commerce growth, and growth in all channels given the importance of the site during the customer decision journey. In addition, we currently operate 55 Company showrooms in cities across the U.S. where consumers can experience our brand, learn about and engage with our technology, and purchase our products. We anticipate continual expansion of our showrooms as we optimize the format.

- *Expanded wholesale retail relationships*— We continue to work closely with existing retail partners to increase market share and sales, and we are forming new partnerships to expand our wholesale footprint. With our new Premium and Luxe collections, we believe we have an increased opportunity to tap into the large brick-and-mortar category of the sleep products market. Currently during 2023, we anticipate increasing the number of beds in our approximate 3,400 doors by 1.2 to 1.4 beds per door, on a blended basis, which already is over our initial goal for the year of a 20% increase, and we believe this will contribute an estimated $1,000 to $1,500 per month per incremental slot. We believe this is a result of the developing interest in our Premium and Luxe product categories which allows retailers to place these products as alternatives to other premium products to increase sales on high-end mattresses with materially higher margins for the retailer and Purple.

- *Existing product innovation*—We have a rich history of product innovation and have developed core competencies in design, prototyping and manufacturing. This vertical integration enables us to continuously refine our existing products and manufacturing processes, as well as introduce new offerings, with the potential to attract new customers and drive repeat sales.

- *New product launches*—We have focused intensively on innovation, and we expect to launch more new mattresses in 2023 than all other years of our operations combined to support our long-range growth plan, with more to come. We have a pipeline of future products we are developing. We are constantly exploring new technologies and ways to expand the benefits of our technologies through new product offerings. This includes innovations in mattresses beyond our Hyper-Elastic Polymer technology, an expanded assortment based on the Harmony Pillow that includes new patent-pending technology, other assortment expansion and new products in sleep, comfort and additional categories.

- *International expansion*—We believe there is a substantial opportunity for international expansion, and we expect to find new opportunities as we expand into foreign markets. We entered the Canada market in Q4 2020 via the wholesale retailer Sleep Country Canada and we plan to expand in other foreign markets in the future. We believe that our differentiated products, multi-channel distribution strategy, manufacturing capabilities, vertical integration and marketing expertise will enable us to successfully enter new markets.

Our Products

Our current product portfolio is as follows:

- *Mattresses*—Our mattresses utilize the unique benefits of our Hyper-Elastic Polymer technology creating a one-of-a-kind sleep solution that is breathable to help regulate body temperature and soft enough to cradle pressure points while also providing support through localized buckling columns. Our Hyper-Elastic Polymer products are manufactured with non-toxic ingredients that are third-party tested and free from carcinogenic chemicals. The patented Hyper-Elastic Polymer technology is used in all Purple mattresses. The buckling columns in our mattresses instantly adapt to your body to cradle your hips and shoulders while supporting your spine's natural alignment for uniquely buoyant, supportive comfort. We back up the quality and durability of our mattress with a 100-night trial and a ten-year warranty. Beginning in 2023, we will have three collections – Essentials, Premium, and Luxe, with mattresses ranging from our original Purple, to our redesigned and improved Premium and Luxe mattresses, all of which include our Hyper-Elastic Polymer technology.

- *Pillows*—We currently sell five types of pillows: The Purple Harmony Pillow, the Purple Pillow, the Purple Twin Cloud Pillow, the Purple Cloud Pillow™ and the Kids Pillow. The Purple Harmony Pillow is a hybrid, hypoallergenic pillow featuring the world's first and only tapered 360º Hyper-Elastic Polymer Grid Hex surrounding a soft, responsive Talalay latex core for optimal head and neck support. It has a cool-to-the-touch, moisture-wicking breathable cover to enhance the benefits of our Hyper-Elastic Polymer technology. It's the ultimate balance of soft, cool, and responsive no pressure support. The Purple Pillow is a head-specific triangular grid-shape to protect against breaking down or losing shape. The Purple Twin Cloud Pillow is a hypoallergenic down-alternative that features our patented cover construction which includes two chambers filled with gel fibers that double up for better sleep. The Purple Cloud Pillow is filled with hypoallergenic, ultra-fine gel fibers that won't clump, trap heat, or flatten over time. The result is plush cushioning that molds to support the head and neck. The Kids Pillow is smaller and softer than our original Purple pillow and adjusted to fit smaller sleepers. We believe our pillows are unique, with no other products in the market like them in appearance, design, functionality or comfort. We also back up the quality and durability of our pillows with a 100-night trial and a one-year warranty.

- *Sheets*—We sell two types of sheets and pillowcases. Made from stretchy and breathable bamboo-based Viscose, our SoftStretch sheets are designed to maximize the functionality of our mattresses and pillows. We developed our own technology to enable customers to experience the full performance potential of our mattress (or any other mattress). We also sell more traditional cotton-based Complete Comfort sheets designed to have cushion enhancing two-way stretch. Our sheet sets include pillowcases that also maximize the unique functionality of our pillows.

- *Duvets and Duvet Covers*—The Purple TempBalance Duvet insulates yet breathes to deliver an ideal body temperature, all year long. The Purple PerfectStay Duvet cover offers a unique patent-pending lay-and-zip design that solves the problem of inserting the duvet into the cover, and ensures the duvet stays put within the cover without ties, pins, or bulky attachments.

- *Mattress Protector*—Like our sheets, our mattress protector is designed to optimize the functionality of our Hyper-Elastic Polymer technology in our mattress. Our mattress protector is stretchy and breathable. Our protector is also stain-resistant and machine-washable, making it easy to clean.

- *Bases*—Our bases have been designed to pair with our mattresses and meet the needs of our customers. Our Purple Ascent Adjustable Base complements our mattresses by adding electrically powered functions, such as adjustable head and foot positions, zero-gravity preset for a near weightless feel, a "sitting" preset, under-bed lighting and a remote with cradle that provides additional USB ports for device charging. Our Purple Bed Frame is easy to ship and assemble, with no tools required. It has the look of a stylish upholstered bed frame. The supports are made of high-density polyethylene, so they don't creak or make noise like wood supports. Plus, the joints of the Purple Bed Frame are reinforced with nylon buffers to help prevent squeaking. Our Purple Platform Bed Frame is designed specifically for all current Purple bed sizes and offers a high quality, simpler alternative to our more premium offerings. Constructed from lightweight steel, the Purple Platform Bed provides optimal support and prevents the mattress from sagging. Beginning in 2023, we plan to introduce the Purple Premium and Purple Premium Plus smart bases, a new line of smart adjustable bases that are designed to pair with the new mattresses for the ideal Purple sleep experience.

- *Seat Cushions*—The evolution of our portfolio of seat cushions has resulted from decades of in-house manufacturing experience including development of proprietary machines and trade secrets, extending the benefits of our Hyper-Elastic Polymer technology. Purple currently sells four types of seat cushions and one back cushion, all in varying sizes and shapes to meet the needs of our customers.

Technology

Technology is key to our unique position within the sleep products industry. The introduction of our proprietary Hyper-Elastic Polymer material is the first major innovation to the consumer mattress category in decades. Mattresses from our competitors are typically manufactured using one or more layers of springs, standard polyurethane foam, memory foam, air chambers or latex foam. These technologies have existed for decades and are undifferentiated from competitors within their product type.

Proprietary Technologies

The Purple innovation team, through their scientific journey to get to the root causes of pressure sores, designed the Hyper-Elastic Polymer material and other proprietary comfort technologies in order to improve the lives of "every body." Each different cushioning product line requires unique molding techniques.

Our Hyper-Elastic Polymer material is non-toxic and hypoallergenic. This proprietary material is also durable and will not develop body impressions (compression set) from use over time. It is elastic and can stretch up to 15 times its original size and return without losing its shape. It sleeps and sits temperature-neutral and has good ventilation to inhibit moisture build-up.

Our Hyper-Elastic Polymer material is both soft and supportive. While the columns in this structure provide support where it is needed, they also buckle where it is needed to reduce pressure by allowing shoulders and hips to sink into the cushion with reduced force pushing back on those areas of the body unlike other cushion technologies. The soft and flexible columns also return to their original position as forces lessen and are capable of immediately providing support.

Proprietary Machinery

Internally designed, developed and built, our patented and proprietary molding machines are the only machines able to mold our Hyper-Elastic Polymer material into large-format king-sized mattresses at scale. We have modified other molding machines to manufacture additional products containing Hyper-Elastic Polymer material. We also acquired in the Intellibed acquisition the patented manufacturing machine and process we owned that had been licensed by our founders, preventing others from obtaining access to that technology. The process of molding our Hyper-Elastic Polymer material using our molding machinery is proprietary, patent-protected and complex, requiring specific knowledge and expertise to successfully execute manufacturing. We have vertically integrated with our own machine shop with mechanics and engineers at each of our factories to maintain our machines and other equipment. Furthermore, we have extensive in-house fabrication capabilities, which enable us to design, manufacture, install and maintain new equipment as well as optimize the performance and efficiency of our existing machinery based on real-time insights gained from our vertically integrated operations.

Marketing

We have developed a brand that resonates with consumers. Our marketing efforts are focused on building awareness of the Purple brand and illustrating the unique way our products deliver better sleep and comfort. We leverage data-driven marketing across all communication channels to engage, acquire, and retain customers. We also amplify the voices of our evangelical product owners, whose word-of-mouth recommendation is one of our most powerful (and ownable) marketing vehicles. Deep engagement with current customers enables us to increase additional product sales across our portfolio of offerings. The success we have achieved through our marketing campaigns has been key to rapidly building our branding and awareness. We plan to launch our elevated brand positioning with a gradual transition in our wholesale partners' stores during the period of May 2023 through July 2023 with a hard conversion in our owned retails stores and online occurring on May 15, 2023 as we build our premium brand position to grow market share of the premium mattress category during the second half of 2023.

Our Sales Channels

We sell our products via Purple.com, online marketplaces (e.g., Amazon), our Purple owned retail showrooms, and wholesale retailers.

Direct-to-Consumer Channel

Our e-commerce distribution channel is a critical hub for consumer education and consumer engagement, as well as conversion. We have benefitted from the rapid growth of the direct-to-consumer channel in the sleep product industry in addition to our differentiated product offering and unique marketing campaigns. We sell directly to consumers through our website, our customer contact center and online marketplaces. With our website and customer contact center, we help customers easily engage in relevant content, research our solutions, transact online or via our customer contact center, or find the nearest retailer. We believe our online experience expands our brand and connections with consumers, enabling deeper awareness, engagement and brand loyalty. We believe our 100-night trial, ten-year warranty, attractive financing options, strong customer testimonials and excellent service provide confidence to consumers in buying a mattress.

We operate 55 Purple owned retail showrooms across the United States where consumers can experience our brand, learn and engage with our technology and purchase our products. We plan to continue expanding our showroom footprint across the United States.

Wholesale Channel

We sell our assortment of products through brick-and-mortar and online wholesale partners. We began selling mattresses and other sleep products through our largest wholesale partner, Mattress Firm, in November 2017 and have continued to expand the number of wholesale partners where our mattresses and other sleep products are sold. We now sell mattresses through Ashley Furniture, Big Sandy, City Furniture, Furniture Row, HOM Furniture, Macy's, Mathis Brothers, Mattress Firm, Raymour & Flanigan, Rooms To Go, Sleep County Canada and Steinhafels, among others. We typically have four to five mattress models on the floor. Sales associates have been trained and we believe are effective in educating consumers regarding our unique benefits as well as shifting the mix upward to our more premium and higher-margin mattresses. We expect to grow our placements with wholesale partners to give our customers the opportunity to feel the difference of our Hyper-Elastic Polymer technology for themselves.

Operations

Factories, Supply Chain and Manufacturing

We operate factories in Grantsville, Utah, Salt Lake City, Utah and McDonough, Georgia, which manufacture Purple products. Our factory in Grantsville has approximately 574,000 square-feet and our factory in McDonough, Georgia, which opened to service our customers on the east coast, provides another 844,000 square-feet. At these factories we manufacture our proprietary Hyper-Elastic Polymer cushioning used in our mattress, pillow and seat cushion products. We also assemble, package and ship our products from these two facilities. Our facility in Salt Lake City was acquired as part of the Intellibed acquisition and has approximately 67,000 square feet. This facility manufactures our proprietary Hyper-Elastic Polymer for assembly in our luxury mattresses. We continually improve our manufacturing processes and create efficiencies in production through new equipment and process designs and resources. We believe these factories will provide ample room to accommodate our future growth and expansion plans for the near term.

We have a number of contract manufacturers who assemble mattresses and have established a network of third-party logistics providers to help with order fulfillment across the United States to minimize delivery times and provide white glove service.

We outsource and resell other products, including adjustable bases, platform bases, sheets, mattress protectors, blankets and duvets. These products are either designed in-house or in partnership and are unique to Purple.

We have relationships with multiple suppliers for our outsourced products and components. These suppliers may be interchanged in order to maintain quality, cost and delivery expectations.

Environmental and Governmental Regulation

We are subject to numerous federal, state, local and foreign consumer protection and other laws and regulations applicable to the sleep product industry. These laws and regulations vary among the states and countries in which we do and intend to do business. For example, in the United States, we are subject to regulations promulgated by the U.S. Environmental Protection Agency, the Occupational Safety and Health Administration and other federal agencies that restrict the generation, emission, treatment, storage and disposal of materials, substances and waste. We are also subject to laws such as the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act and the Comprehensive Environmental Response, Compensation and Liability Act. Our mattress products are also subject to fire-retardant standards developed by the State of California, U.S. Consumer Product Safety Commission and other jurisdictions where we sell these products.

As a retailer of sleep and cushioning products, we are also subject to laws and regulations applicable to retailers generally, including those regulations governing the marketing and sale of our products and the operation of our e-commerce activities. We are also subject to import and export laws and regulations to the extent our products and their component parts cross international boundaries. Many of these laws and regulations are consumer-focused and pertain to safety, truth-in-advertising, promotional offers, privacy, "do not call/mail" requirements, warranty disclosure, delivery timing requirements and similar requirements.

It is our policy and practice to comply with all applicable domestic and foreign laws and regulations. We have made and will continue to make capital and other expenditures necessary to comply with these laws and regulations. These expenditures have been immaterial to our financial results. We have not suffered a material adverse effect from non-compliance with federal, state, local or foreign legislation, but there can be no assurance that material costs or liabilities will not be incurred in connection with such legislation in the future.

Research and Development

In May 2022, we appointed our first ever Chief Innovation Officer. Our research and development teams are focused primarily on developing new comfort technologies and products. We have recently announced our three mattress collections including our new line of luxury mattresses. We have an extensive history of innovation that is core to our culture and key to our continued success. Our inventions have culminated over years of persistent research and development. We intend to continue to develop and introduce new comfort technologies and products to improve how people live. Our vertical integration is a key differentiator that enhances the effectiveness of our research and development capabilities. By gaining real-time feedback, we can integrate these insights into our manufacturing process, digital marketing, products and equipment. In order to facilitate further innovation and development, we have recently leased a facility that will serve as our new innovation center and will replace the older and remote facility we previously had in Alpine, Utah. This new facility is located in Draper, Utah, close to our headquarters and comprises approximately 61,000 square feet. It is expected that we will occupy the building in June of 2023.

Intellectual Property

We rely on patent and trademark protection laws to protect our intellectual property and maintain our competitive position in the marketplace. We hold various domestic and foreign patents, patent applications, trademarks and trademark applications regarding certain elements of the design, manufacturing and function of our products. We also maintain protections over proprietary trade secrets. Our intellectual property portfolio is integral to our continued success in this industry, with respect to our Hyper-Elastic Polymer material as well as our molding processes and machines.

We own or have the exclusive right to use hundreds of granted or pending patents and hundreds of patent filings on inventions and designs pertaining to our machines, processes, mattresses, pillows, seat cushions, packaging techniques and other related existing and future products. Our issued United States patents that are significant to our operations are expected to expire at various dates up to 2041.

We have several trademarks registered with the U.S. Patent and Trademark Office (USPTO), including EquaPressure®, WonderGel® and EquaGel® (for cushions), and Purple®, No Pressure®, Hyper-Elastic Polymer®, Somnigel®, Gel Matrix®, Matrix®, Gelee®, Ascent®, Softstretch®, Purple Powerbase®, Sleep Genius®, Firm and Soft®, Intellipillow®, and Intellibed® (for plasticized elastomeric gel and certain types of products including mattresses, seat cushions, bed linen, mattress foundation and others). Additional registered trademarks include, but are not limited to, Purple Grid®, Reinventing Comfort®, Comfort Reinvented®, TwinCloud®, Purple Cloud®, Purple Pillow®, The Purple Mattress®, Purple Hybrid®, Purple Hybrid Premier®, The Purple Mattress®, The Purple Plus®, Gelflex® and registration of the color *purple* as a trademark (for mattresses, pillows, and seat cushions). Applications are pending for registration of additional trademarks and some of these listed trademarks for additional classes of goods both in the U.S. and internationally. Our Purple, No Pressure and Hyper-Elastic Polymer trademarks are also registered and have applications pending for various classes of goods in numerous foreign jurisdictions, some of which include Australia, Canada, China, Europe, United Kingdom, Japan and Korea. Certain international trademark applications previously resided with EdiZONE, LLC, which is an entity owned by our founders and were licensed to Purple LLC, and we have taken the necessary steps to have those trademarks assigned to Purple LLC upon registration.

We also have a number of common law trademarks, including Sleep Purple, Live Better™, New Day™, Restore™, RestorePlus™, RestorePremier™, Rejuvenate™, RejuvenatePlus™, RejuvenatePremier™, Perfectstay™, TempBalance™, Success Happens Overnight™, Overnight Success™, Harmony™, Purple Harmony Pillow™, Harmony Pillow™, Purple +™, Purple Plus™, +™, Find Comfort™, Dreams On Dreams™, Reinventing Sleep™, Gelflex Grid™, Gelflex Grid Plus™, Purple Ascent™, ™, Purple Squishy™, Purple Powerbase Premier™, Purple Powerbase Plus™, Purple Glove™, Eidertech™, Mattress Max™, WonderGel Original™, WonderGel Extreme™, DoubleGel™, DoubleGel Plus™, DoubleGel Ultra™, Roll n' Go™, Fold N' Go™, Purple Bed™, Purple Top™, Purple Pillow™, Portable Purple™, Everywhere Purple™, Simply Purple™, Lite Purple™, Royal Purple™, Double Purple™, Deep Purple™, Ultimate Purple™, Purple Back™, EquaGel Straight Comfort™, EquaGel General™, EquaGel Protector™, and EquaGel Adjustable™.

Many of the common law marks have registrations pending with the USPTO and other international jurisdictions. Solely for convenience, we may refer to our trademarks in this Annual Report without the ™ or ® symbol, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks.

In addition, we maintain copyrights, many registered, to past and present versions of purple.com, onpurple.com, equapressure.com, wondergel.com, marketing content, blogs, logos, graphics, videos and other marketing and promotional materials promoting our products.

We protect and enforce our intellectual property rights, including through litigation as necessary.

Human Capital

Employees

At Purple, our focus is to have our employees develop personally, work with talented teammates, and contribute to the success of Purple while working in a safe environment and building an authentic culture. We strive to deliver on our promise of improving the lives of our customers by knowing that our most valuable asset at Purple is our people and their learned institutional knowledge.

As of March 20, 2023, we had approximately 1,600 employees engaged in manufacturing, research and development, general corporate functions, wholesale, ecommerce, and Purple owned retail showrooms. Net of showroom growth, this is down approximately 45% from the end of 2021.

With the appointment of our new Chief People Officer in November 2021, Purple's People team now operates under the following five pillars that drive our people strategy: Acquire Great Talent, Retain and Develop Great Talent, Build and Strengthen the Foundation of an Exceptional People Experience, Champion an Authentic Values-Based Culture, and Support and Drive the Path to Premium.

Acquire Great Talent

We believe our people are critical for our future success. Therefore, our efforts to acquire great talent begin with inviting the right kind of people to our community. To support this initiative, we are investing in better recruitment technology to improve our candidate experience.

Retain and Develop Great Talent

In 2022, we created Purple's Center of Excellence, a new resource intended to streamline people operations enterprise-wide, resulting in lower wait times for employees to receive information, resources, and helping to increase the overall efficiency of operations. We also deployed a newly designed Talent Management and Succession Planning program in 2022.Through this program, we identified high potential employees that will form our first mentoring group called the Pinnacle Program, which aims to provide meaningful touchpoints across senior leadership team members and the future leaders of Purple.

In addition to improving the employee experience and constructing a mentorship program, we are also focused on delivering competitive, meaningful, and transparent compensation and benefits to our employees.

Build and Strengthen the Foundation of an Exceptional People Experience

In July 2022, with the appointment of our new Chief Operating Officer, our top priority has been to take action to promote the safety of our employees through various safety initiatives. We retooled our on-site safety departments and modeled them after Safety, Health, and Environment ("SHE") requirements.

In addition, we continue to invest in new technology to improve communication and enhance our human resource information system functionality to support manager and employee self-service. Paired with our continued dedication to creating shared experiences for employees to connect and build real relationships with those they work with, we believe these efforts will result in a more rewarding employee experience.

Champion an Authentic Values-Based Culture

After our cost restructuring in early 2022, we worked to rebuild our Purple culture. Through executive support and sponsorship, we hosted an employee-led committee that created six new values. Our value roll-out campaign included a roadshow, where all executive senior leadership members as well as committee members met on-site at our facilities in Utah and Georgia, alongside virtual all-hands meetings for our wholesale and retail employees. We plan to continue this work in 2023 with events, trainings, and internal branding.

Support and Drive the Path to Premium

In repositioning to a premium brand, we will rely heavily on our employees to support and drive success. In 2022, we allocated additional resources to our growing wholesale and retail teams. Additionally, with the launch of our new products and wholesale partnerships, we successfully deployed extensive training for our employees and external partners. We believe these efforts have equipped our sales channels with the needed expertise to position our products in the premium category.

Our History

Purple was created by two brothers that set out to revolutionize the comfort space. One in manufacturing and design, and the other an advanced aerospace scientist, the brothers embarked on a partnership in the early 1990s to put together a team to develop cushioning solutions for wheelchairs and medical beds. They later created what we call Hyper-Elastic Polymer —an elastomeric polymer that can stretch up to 15x its resting size and never lose shape or function. Our proprietary Hyper-Elastic Polymer technology has since been used in mattresses, seat cushions and pillows.

Available Information

Our website address is www.purple.com. We make available, free of charge on our Investor Relations website, investors.purple.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934,as amended (the "Exchange Act") as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission ("SEC").

We also use our Investor Relations website, investors.purple.com, as a channel of distribution of additional Purple information that may be deemed material. Accordingly, investors should monitor this channel, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website shall not be deemed to be incorporated herein by reference.

Information About Our Executive Officers

As of the date of this report, our directors and executive officers are as follows:

Name	Age	Title
Robert T. DeMartini	61	Director, Chief Executive Officer
Bennett L. Nussbaum	75	Interim Chief Financial Officer and Treasurer
Casey K. McGarvey	63	Chief Legal Officer and Secretary
Eric S. Haynor	59	Chief Operating Officer
Jeffrey L. Hutchings	56	Chief Innovation Officer
Jeffery S. Kerby	54	Chief of Owned Retail Officer
Keira M. Krausz	57	Chief Marketing Officer
John J. Roddy IV	55	Chief People Officer

Executive Officers

Robert T. DeMartini has served as Chief Executive Officer since January 2022. Prior to joining the Company, Mr. DeMartini, served as president and chief executive officer of USA Cycling, Inc., the official U.S. Olympic & Paralympic Committee governing body for all disciplines of competitive cycling in the United States, from 2019 until 2021. He previously served as president and chief executive officer of New Balance Athletic Shoes (U.K.) Ltd., from 2018 to 2019 and as president and chief executive officer of New Balance Athletics, Inc. from 2007 to 2018, each a business unit of New Balance, Inc. a leading manufacturer and retailer of athletic footwear, apparel and accessories. From 1982 through 2007 Mr. DeMartini held various leadership positions with Procter & Gamble, The Gillette Company, and Tyson Foods, Inc. He also currently serves on the boards of Welch's Foods and Q30 Innovations/Q30 Sports Canada, and formerly served on the boards of Advanced Functional Fabrics of America, The American Apparel & Footwear Association, and Aloha. Mr. DeMartini received a Bachelor of Science degree in Finance from San Diego State University. He is well qualified to serve on our Board due to his extensive operational and management background.

Bennett L. Nussbaum has served as our Interim Chief Financial Officer ("CFO") since August 2021. Prior to joining the Company, Mr. Nussbaum served as the Interim Chief Financial Officer of American Megatrends, Inc., from 2019 to 2020. During that period he also served as Operating Partner of HGGC, LLC, from 2017 to 2020. He also served as Interim CFO at 4over, Inc., from 2017 to 2018. From 2016 to 2017 he was the Chief Financial Officer of American Apparel, LLC. He currently serves on the advisory board for the W. Edwards Deming Center for Quality, Productivity, and Competitiveness at the Columbia University Graduate School of Business, a position he has held since 2011. Mr. Nussbaum previously served on the boards of directors of The Collected Group, LLC, from 2018 to 2019, Charlotte Russe, Inc., from 2018 to 2019, and BCBGMAXAZRIA, LLC, during 2017. Mr. Nussbaum has extensive leadership and stakeholder management expertise and has led multibillion-dollar publicly traded and private equity-owned businesses through turnarounds, transitions and accelerated growth. Mr. Nussbaum is a graduate of the Wharton School of the University of Pennsylvania with a BS in Economics and holds an MBA from Columbia University in New York, NY.

Casey K. McGarvey has served as the Chief Legal Officer and General Counsel of Purple LLC since its inception in 2010 as WonderGel, LLC. He also has served as Corporate Secretary of Purple Inc. since the Business Combination. From 2008 until the Business Combination, he also has served as General Counsel of various affiliated technology companies owned by the founders, including EdiZONE, LLC, focused on developing advanced cushioning technology. Mr. McGarvey has a deep knowledge of the Company and its technologies and intellectual property. Prior to joining EdiZONE and Purple LLC, Mr. McGarvey was a shareholder, partner or of counsel at several law firms during which, among other things, he litigated and advised businesses on the protection of their patents and trademarks and other business matters. Mr. McGarvey has the following degrees, each from the University of Utah, a Bachelor of Arts and Honors, Bachelor in political science with a Certificate in public administration, a Juris Doctor and an Executive Masters of Business Administration.

Eric S. Haynor has served as the Chief Operating Officer of the Company since June 2022. Prior to joining the company, Mr. Haynor spent most of his career with Ecolab in a variety of end-to-end supply chain roles. From August 2019 until he joined the Company in June 2022 he served as Sr. Vice President, Industrial Supply Chain providing strategic direction for eight Industrial business units. Prior to that he held the role of Vice President, Global Equipment Operations and Strategy from June 2015 to August 2019. From August 2009 to June 2015, Mr. Haynor led Ecolab's EMEA Supply Chain Operations and from April 2005 to August 2009 he led Ecolab's Asia Pacific Supply Chain Operations. His early career was spent in a variety of developmental supply chain roles. Mr. Haynor is a graduate of Michigan State University and holds a BS degree in Mechanical Engineering, with honors.

Jeffrey L. Hutchings has served as the Chief Innovation Officer of the Company since May 2022. Mr. Hutchings has more than twenty years of experience in strategic business leadership in innovation, new product introduction and quality assurance. Prior to joining the Company, Mr. Hutchings served as Chief Product Officer at Skullcandy Inc. since December 2018 and as Vice President of Product from June 2015 to December 2018. Prior to that from July 2010 to June 2015, Mr. Hutchings served in various engineering and director roles at HARMAN International Mr. Hutchings holds a BS in Computer Engineering from University of Utah.

Jeffery S. Kerby has served as the Chief of Owned Retail Officer of the Company since January 2023. Prior to joining the Company, Mr. Kerby served as Vice President, Head of Stores of Sephora since May 2019, responsible for leading 86 stores throughout Canada. From March 2018 to January 2019, he served as the Senior Regional Director of American Eagle where he led American Eagle/Aerie stores in the Midwest U.S. and Canada with 225 stores. Prior to joining American Eagle, Mr. Kerby was with L Brands' LaSensa from February 2017 to March 2018. Prior to that, Mr. Kerby was the Vice President, Head of Stores/Store Operations for L Brands' Victoria's Secret International from June 2015 to September 2016. From October 2008 to June 2015, Mr. Kerby grew from Director to Associate Vice President, Head of Stores for Bath and Body Works. Mr. Kerby holds a BS from Washington State University's School of Communications.

Keira M. Krausz has served as Chief Marketing Officer since November 2022. Prior to joining the Company, Ms. Krausz was Chief Marketing Officer of HealthPlanOne, a digital health distribution platform from August 2020 to October 2022. From February 2013 to February 2020, Ms. Krausz was the EVP and Chief Marketing Officer, then President, of Nutrisystem. Prior to Nutrisystem, she held a progression of leadership roles in consumer marketing at Time Inc. and the Reader's Digest Association, Inc. She serves on the board of the BioBuilder Educational Foundation. Past board roles include Second Nature Brands and the Association of National Advertisers. Ms. Krausz attended Cornell University as an undergraduate and received her MBA from Dartmouth College.

John J. Roddy IV has served as Chief People Officer of the Company since October 2021. Mr. Roddy brings to the Company over 20 years of experience in culture transformation, talent development, organization design and change leadership. Prior to joining the Company, Mr. Roddy served as the Chief People Officer for VASA Fitness since 2018. Prior to that he was the Chief Human Resources Officer for SeaWorld Parks and Entertainment from 2016 to 2018. From 2012 to 2016, Mr. Roddy was the Senior Vice President of Human Resources for Luxottica Group. Prior to joining Luxottica Group, he was the Vice President of Human Resources for Starbucks Corporation from 2004 to 2012. Mr. Roddy holds a master's degree from Columbia University on Organizational Psychology and a bachelor's degree in Organizational Behavior from Brigham Young University – Hawaii.

Item 1A. Risk Factors

The risk factors summarized and detailed below could materially harm our business, operating results and/or financial condition, impair our future prospects and/or cause the price of our common stock to decline. Any defined terms used in the Risk Factor Summary are defined in the full Risk Factors. These are not all of the risks we face and other factors not presently known to us or that we currently believe are immaterial may also affect our business if they occur. Material risks that may affect our business, operating results and financial condition include, but are not necessarily limited to, those relating to:

Risk Factor Summary

Risks Relating to Our Operations

- Significant fluctuations in our operating results and growth rate, and our short operating history in an evolving industry;

- Coliseum Capital Management, LLC's unsolicited proposal to acquire the remaining outstanding shares of our Class A common stock and Class B common stock not owned by them and its attempt to take control of, or effect changes to, the Company through a proxy contest for control of the Board;

- Ability to obtain additional capital on acceptable terms or at all;

- Unsuccessful anticipation of consumer trends and demand, and competition in a highly competitive industry, and substantial and increasingly intense competition worldwide in e-commerce;

- Lack of availability or increase cost of raw materials, labor, components, and shipping services;

- Changes in economic conditions such as inflationary trends and significant strain of managing the growth of our business;

- Our relationship with Silicon Valley Bank, with which we have cash accounts, credit card processing, and amounts available under the 2020 Credit Agreement;

- Disruption of operations in manufacturing facilities, including pandemics or natural disasters, and risks associated with use of heavy machinery and equipment;

- Inability to identify, complete or successfully integrate acquisitions, and any acquisitions that we do make may not achieve the anticipated financial benefits;

- Changes in accounting standards and assumptions, estimates and judgments by management related to complex accounting matters;

- Our ability to continue to improve and expand our product line and our expansion into new products, market segments and geographic regions;

- The strength of our Purple brand, the effectiveness of our marketing, and our ability to attract and retain customers and our ability to achieve and maintain production capacity to meet customer demands;

- Our significant related-party transactions that may give rise to conflicts of interest;

- Ability to make, integrate, and maintain commercial agreements, strategic alliances, and other business relationships;

- Any reduction in the availability of credit to consumers, maintaining desirable amounts of material and product inventory, and ability to provide timely delivery to our customers;

- Dependence on a few key employees;

- Failure to maintain internal controls and the potential impact of making material misstatements on financial results and reporting; and

- Need to implement additional finance and accounting systems, and failure of or disruptions to our information technology systems;

- The ongoing COVID-19 pandemic including its effect on our supply chain, workforce, and operations, and the COVID-19 pandemic effect on customer demand.

Regulatory and Litigation Risks

- Regulatory requirements requiring costly expenditures and exposure to liability, some of which are specific to the manufacture and disposal of mattresses;

- Income tax, sales tax or other tax liabilities;

- Proposed legislation including changes to tax law and the Inflation Reduction Act of 2022; and

- Litigation related to PRPLS (defined below).

Risks Relating to our Intellectual Property and Use of Technology

- Ability to protect our brand, product designs and other proprietary rights both domestically and internationally, and claims that we or our licensors have infringed the proprietary rights of others;

- Purple LLC's license of intellectual property to EdiZONE, LLC; and

- Ability to keep pace with rapid technological developments and failure to protect sensitive employee, customer and consumer data.

Risks Relating to Our Organizational Structure

- Volatility of Class A common stock;

- Anti-takeover provisions in Delaware law and our Second Amended and Restated Certificate of Incorporation, provisions in our Second Amended and Restated Certificate of Incorporation making it difficult for investors to bring legal action against us or our directors or officers, provisions in our Second Amendment and Restated Certificate of Incorporation limiting a stockholders' ability to obtain a favorable judicial forum, and the restrictions under our Rights Agreement (defined below), which may have the effect of discouraging unsolicited takeover proposals;

- Future sales of our Class A common Stock by our existing shareholders that may cause stock prices to fall, and dilution or other impairment of rights as a result of the issuance of additional shares;

- Ownership of Purple LLC as our only significant asset and its effect on our ability to pay dividends or make distributions or loans or satisfy other financial obligations;

- Not anticipating paying any cash dividends in the foreseeable future;

- Level of indebtedness could limit our operational and financial flexibility, and issuance of additional debt or securities without stockholder approval; and

Tax Risks Relating to Our Structure

- Requirement to pay InnoHold, LLC ("InnoHold") 80% of the tax benefits under the Tax Receivable Agreement, and possible acceleration or changes in payments under the Tax Receivable Agreement; and

- Ability to realize all or a portion of the tax benefits that are expected to result from the acquisition of Units from holders of Purple LLC Class B Units, unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns, and ability to utilize our net operating loss carryforwards and certain other tax attributes.

Risks Relating to Our Operations

We have in the past experienced and may in the future experience significant fluctuations in our operating results and growth rate, which could make our future results of operations difficult to predict or cause our results of operations to fall below analysts' and investors' expectations.

Our quarterly and annual results of operations have fluctuated in the past and we expect our future results of operations to fluctuate due to a variety of factors, many of which are beyond our control. Fluctuations in our results of operations could cause our performance to fall below the expectations of analysts and investors, and adversely affect the price of our common stock. Because our business is changing and evolving rapidly, our historical results of operations may not be necessarily indicative of our future results of operations. Factors that may cause our results of operations to fluctuate include, but are not limited to, the following:

- changes in demand for our products, whether caused by changes in customer confidence or preferences, infringing products, disruption to our sales channels, inflation, or a weakening of the U.S. or global economies;

- disruptions or delays in or increased costs for our production and shipping of our products;

- failures in our manufacturing equipment;

- supply chain constraints, including the availability of raw materials in a timely manner;

- costs of employee recruiting and retention;

- changes in the pricing or availability of advertising;

- changes in our capital expenditures;

- costs related to acquisitions of businesses or technologies and development of new products;

- the introduction of new technologies or products by our competitors;

- general political, economic and business conditions worldwide, including political or social unrest;

- disruption of our physical facilities or those of our wholesale partners due to social unrest or other issues;

- the impact of natural disasters on our manufacturing facilities and supply chain;

- changes to our executive leadership or our Board;

- actions of activist investors that divert our attention and resources;

- the loss of key strategic relationships with partners; and

- the cost of recapitalization.

In addition, we rely on estimates and forecasts of our expenses and revenues to provide guidance and inform our business strategies, and some of our past estimates and forecasts have not been accurate. The evolving nature of our business makes forecasting operating results difficult. If we fail to accurately forecast our expenses and revenues, our business, prospects, financial condition and results of operations may suffer, and the value of our business may decline. If our estimates and forecasts prove incorrect, we may not be able to adjust our operations quickly enough to respond to lower-than-expected sales which, for example, could result in higher than anticipated inventory levels, or higher-than-expected expenses which, for example, could be the result of building excess capacity.

Based upon the factors above and others beyond our control, we have a limited ability to forecast our future revenue, costs and expenses. If we fail to meet or exceed the operating results expectations of analysts and investors or if analysts and investors have estimates and forecasts of our future performance that are unrealistic or that we do not meet, the market price of our common stock could decline. In addition, if one or more of the analysts who cover us adversely change their recommendation regarding our stock, the market price of our common stock could decline.

Any disruption of our operations, and related impacts on our operating results, could also adversely affect the market price of our Class A common stock, which could result in securities litigation. Such litigation could result in substantial costs, divert resources and the attention of management from our core business, and adversely affect our business.

You should consider our business in light of the risks and difficulties we may encounter, as described above and elsewhere in this "Risk Factors" section. If we fail to address the risks and difficulties that we face, our business and operating results will be adversely affected.

Coliseum Capital Management, LLC has indicated their intention to nominate a majority of director nominees at the 2023 annual meeting of our shareholders and responding to such nomination proposal could require us to devote significant resources to this proposal.

On September 17, 2022, Coliseum Capital Management, LLC, on behalf of its funds and managed accounts (individually "CCM" and collectively "Coliseum"), our largest shareholder, delivered to us an unsolicited bid to acquire the remaining outstanding shares of our Class A common stock and Class B common stock not already beneficially owned by Coliseum for $4.35 per share in cash (the "Proposal"). In response, the Company formed a special committee of independent directors (the "Special Committee") to evaluate the Proposal. On January 12, 2023, the Company issued a press release stating that the Special Committee had rejected Coliseum's Proposal.

On January 13, 2023, Coliseum submitted a letter to the chairman of the Board setting forth a cooperation proposal (the "Cooperation Proposal"). On January 16, 2023, the Special Committee responded to the Cooperation Proposal.

On January 17, 2023, Coliseum filed a Schedule 13D/A with the SEC indicating that, in the absence of an agreement, Coliseum intended to nominate a slate of directors for election at the 2023 annual meeting of the stockholders of the Company ("2023 Annual Meeting"), which slate would constitute a majority of the Board. On January 19, 2023, the Company issued a press release stating the position of the Special Committee with respect to the Coliseum proposal.

On February 13, 2023, Coliseum submitted a notice of its intention to nominate four persons to the Board, replacing four of the seven member Board and retaining only Mr. DeMartini, the Company's Chief Executive Officer, Mr. Gray, CCM's manager, and one of the existing non-executive directors.. In response, on February 13, 2023, the Company issued a press release expressing the Special Committee's response and position with respect to Coliseum's proposal.

On February 14, 2023, the Special Committee announced a dividend of one new Proportional Representation Preferred Linked Stock ("PRPLS") for each 100 shares of Class A common stock or Class B common stock, with each PRPLS having 10,000 votes. Holders of PRPLS are entitled to allocate votes in director elections on a cumulative basis and accordingly will have the opportunity to vote for proportional representation on the Board at the 2023 Annual Meeting.

On February 21, 2023, Coliseum filed a lawsuit in the Delaware Court of Chancery captioned *Coliseum Capital Management, LLC et al. v. Pano Anthos et al.*, Case No. 2023-0220-PAF (Del. Ch. Feb. 21, 2023), purporting to challenge the issuance of PRPLS and alleging that, among other things, the issuance of PRPLS deprived stockholders of a fair and democratic election of directors at the 2023 Annual Meeting, and other related allegations.

On March 9, 2023, the Special Committee offered Coliseum a settlement proposal that included the following provisions, (i) Coliseum would have the right to identify three of the six non-management members of a seven-member board, (ii) the other three non-management seats would be filled by two existing independent directors and a new director who is a significant shareholder. In addition to Dawn Zier, who already announced her intention not to stand for election at the 2023 Annual Meeting due to other commitments, two other current directors would retire at or before the 2023 Annual Meeting, (iii) Coliseum managing partner Adam Gray would become Chairman of the Board, (iv) the Special Committee would name one of the existing incumbent independent directors as Lead Independent Director, and (v) Coliseum would commit to customary standstill provisions to provide stability for the Company for approximately 18 months. On March 16, 2023, the Special Committee announced that Coliseum has rejected the settlement proposal.

There can be no assurance that Coliseum and the Company will come to an agreement to avoid a proxy contest in connection with the 2023 Annual Meeting. In addition, Coliseum's nomination of a slate of competing directors for election at the 2023 Annual Meeting may require us to devote significant additional resources and time that would otherwise be directed to our business and operations or may demotivate current executives and discourage other executives from joining the Company. In addition, Coliseum's actions could cause the price of our Class A common stock to change based on investors' perceptions of Coliseum's actions and Coliseum's influence over the Company and our Board. Any subsequent proposals by Coliseum could adversely affect the price of our Class A common stock and may cause it to decrease in the future.

We may need additional capital to execute our business plan and fund operations and may not be able to obtain such capital on acceptable terms or at all.

In connection with the development and expansion of our business, we expect to incur significant capital and operational expenses. We believe that we can increase our sales and net income by implementing a growth strategy that focuses on (i) increasing our manufacturing efficiency; (ii) increasing our marketing; (iii) expanding our distribution channels; (iv) elevating the premium customer experience of our products; (v) opening additional Purple owned retail showrooms; (vi) expanding our global sales; (vii) engaging global partners to improve distribution efficiencies and cost savings; and (viii) product assortment and category expansion.

Our ability to obtain other capital resources and sources of liquidity may not be sufficient to support future growth strategies. If we are unable to satisfy our liquidity and capital resource requirements, we may have to scale back, postpone or discontinue our growth strategies, which could result in slower growth or no growth, and we may run the risk of losing key suppliers, we may not be able to timely satisfy customer orders, and we may not be able to retain our employees. In addition, we may be forced to restructure our obligations to creditors, pursue work-out options or other protective measures.

While we have access to a $50 million revolving credit facility (as amended, the "2020 Credit Agreement") under our financing arrangement with KeyBank National Association and a group of financial institutions (the "Institutional Lenders"), our ability to access such funds is subject to certain conditions and restrictive covenants. Further, our ability to obtain additional capital on acceptable terms or at all is subject to a variety of uncertainties, including approval from the Institutional Investors under the 2020 Credit Agreement. Adequate alternative financing may not be available or, if available, may only be available on unfavorable terms or subject to covenants that we may not be able to satisfy.

Our operating and financial results for the year ended December 31, 2021, did not satisfy our financial and performance covenants required pursuant to the 2020 Credit Agreement. In order to avoid a breach of such covenants and related default, on February 28, 2022, prior to the covenant compliance certification date under the 2020 Credit Agreement, we entered into the first amendment of the 2020 Credit Agreement. Subsequently, we entered into additional amendments and may have to entered into further amendments to avoid non-compliance with financial covenants. For example, on February 17, 2023, we entered into a fifth amendment to the 2020 Credit Agreement that eliminated our term loan and reduced the amount we can access from the revolving credit facility from $55 million to $50 million and subjects us to certain restrictive covenants, including compliance with certain EBITDA and financial ratio covenants, with which we may not be able to comply. There is no assurance we will obtain the capital we require. As a result, there can be no assurance that we will be able to fund our future operations or growth strategies.

To the extent that future or additional waivers and amendments are necessary, there can be no guarantee that we will be able to obtain waivers or further amendments from the lenders under the 2020 Credit Agreement if, in the future, we are unable to comply with the covenants and other terms of the 2020 Credit Agreement. Our failure to satisfy the required conditions under the amendment or maintain compliance with the financial and performance covenants under the 2020 Credit Agreement could result in a default, which would adversely affect our financial condition and results of operations, including as a result of acceleration of our outstanding debt. In addition, any default under the 2020 Credit Agreement would adversely affect our ability to obtain alternative financing.

Future equity or debt financings may require us to also issue warrants or other equity securities that are likely to be dilutive to our existing stockholders. For example, on February 13, 2023, we completed an offering of our Class A Shares that increased the number of outstanding Class A Shares from 91,380,323 to 104,780,323. Newly issued securities may include preferences or superior voting rights or may be combined with the issuance of warrants or other derivative securities, which each may have additional dilutive effects. Furthermore, we may incur substantial costs in pursuing future capital and financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition. If we cannot raise additional funds on favorable terms or at all, we may not be able to carry out all or parts of our long-term growth strategy, maintain our growth and competitiveness or continue in business.

We may not be able to successfully anticipate consumer trends and demand and our failure to do so may lead to loss of consumer acceptance of the products we sell, resulting in reduced net sales.

Our success depends in part on our ability to anticipate and respond to changing trends and consumer demands in a timely manner. Changes in consumers' tastes and trends and the resulting change in our product mix, as well as failure to offer our consumers multiple avenues for purchasing our products, could adversely affect our business and operating results. For example, as retail stores reopened following the elimination or easing of restrictions in connection with the COVID-19 pandemic, consumers shifted away from online retail purchases towards brick-and-mortar shopping. Our gross profit margins for sales through wholesale customers are lower than those in our DTC channel and, as a result, this shift in customer preference has and may continue to adversely impact our gross profit margins.

Further, general macroeconomic conditions, including persistent inflation, has and may continue to adversely affect consumer demand for our products, which are generally priced at a premium. Any reductions in consumer demand for our products has and may continue to adversely affect our sales and financial position. For example, consumers have recently begun shifting spending to services and experiences. Such shifts in spending could adversely affect our results of operations and financial position, particularly as we introduce our luxury products, which are priced at higher price points.

If we fail to identify and respond to emerging trends, consumer acceptance of the products we manufacture and sell and our image with current or potential customers may be harmed, which could reduce our net sales. If we misjudge market trends, we may significantly overstock inventory and be forced to take significant inventory markdowns, which would have a negative impact on our gross profit and cash flow. Conversely, shortages of inventory or time to fulfillment of our products that prove popular could also reduce our sales.

We operate in a highly competitive sleep products industry, and if we are unable to compete successfully, we may lose customers and our sales may decline.

The sleep products industry is highly competitive and fragmented. We face competition from many manufacturers (including competitors that primarily manufacture and import from China and other low-cost countries), traditional brick-and-mortar retailers and online retailers, including direct-to-consumer competitors. Participants in the sleep products industry compete primarily on price, quality, brand name recognition, product availability and product performance and compete across a range of distribution channels. The highly competitive nature of the sleep products industry means we are continually subject to the risk of loss of market share, loss of significant customers, reductions in margins, and the inability to acquire new customers.

We are in the process of introducing new product models in the luxury mattress market. We have limited experience in such market and may not be able to compete effectively with other manufacturers who have more experience and established reputations in such market. If we are unable to compete effectively in the luxury market, our business and results of operations could be adversely affected.

A number of our significant competitors offer products that compete directly with our products, and such direct competition is increasing. Any such competition by established manufacturers and retailers or new entrants into the market could have a material adverse effect on our business, financial condition and operating results. Sleep product industry manufacturers and retailers are seeking to increase their channels of distribution and are looking for new ways to reach the consumer. Many newer competitors in the mattress industry have begun to offer products directly to consumers through the Internet and other distribution channels. Many of our competitors source their products from countries such as China and Vietnam, where the costs may be lower than our costs. Companies providing for the distribution of mattresses online or through retail stores, such as Mattress Firm, Amazon and Walmart, also have begun to offer competing products in their respective channels. In addition, retailers outside the U.S. have integrated vertically in the furniture and sleep product industries, and it is possible that retailers may acquire other retailers or may seek to vertically integrate in the U.S. by acquiring a mattress manufacturer.

Many of our current and potential competitors may have substantially greater financial support, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition, mature distribution methods, and more established relationships in the industry than we do and sell products through broader and more established distribution channels. These competitors, or new entrants into the market, may compete aggressively and gain market share with existing or new products, and may pursue or expand their presence in the sleep products industry. We cannot be sure we will have the resources or expertise to compete successfully in the future. We have limited ability to anticipate the timing and scale of new product introductions, advertising campaigns or new pricing strategies by our competitors, which could inhibit our ability to retain or increase market share, or to maintain our product margins. Our current and potential competitors may secure better terms from vendors, adopt more aggressive pricing, and devote more resources to technology, infrastructure, fulfillment, and marketing. Also, due to the large number of competitors and their wide range of product offerings, we may not be able to continue to differentiate our products through value, styling or functionality from those of our competitors. Our products are also typically heavier than others and some markets we wish to expand into will not support delivery of our heavy products through parcel services or other affordable home delivery services, limiting our ability to serve the market.

In addition, the barriers to entry into the retail sleep product industry are relatively low. New or existing sleep product retailers could enter our markets and increase the competition we face. Competition in existing and new markets may also prevent or delay our ability to gain relative market share. Any of the developments described above could have a material adverse effect on our planned growth and future results of operations.

We will face different market dynamics and competition as we develop new products to expand our presence in our target markets. In some markets, our future competitors may have greater brand recognition and broader distribution than we currently enjoy. We may not be as successful as our competitors in generating revenues in those markets due to the lack of recognition of our brands, lack of customer acceptance, lack of product quality history and other factors. As a result, any new expansion efforts could be costlier and less profitable than our efforts in our existing markets. If we are not as successful as our competitors are in our target markets, our sales could decline, our margins could be impacted negatively and we could lose market share, any of which could materially harm our business.

If we are unable to effectively compete with other manufacturers and retailers of mattresses, pillows, cushions, and our other products our sales, profitability, cash flows and financial condition may be adversely impacted.

Substantial and increasingly intense competition worldwide in e-commerce may harm our business.

Consumers who might purchase our products from us online have a wide variety of alternatives for purchasing competing mattresses, pillows and cushions, including traditional brick and mortar retailers (as well as the online and mobile operations of these traditional retailers), other online direct to consumer retailers and their related mobile offerings, online and offline classified services, online retailer platforms, such as Amazon.com, and other shopping channels, such as offline and online home shopping networks.

The Internet and mobile networks provide new, rapidly evolving and intensely competitive channels for the sale of all types of goods and services, including products that compete directly with our products. Consumers who purchase mattresses, pillows and cushions through us have more and more alternatives, and merchants have more online channels to reach consumers. We expect competition to continue to intensify. Online and offline businesses increasingly are competing with each other and our competitors include a number of online and offline retailers with significant resources, large user communities and well-established brands. Moreover, the barriers to entry into these channels can be low, and businesses easily can launch online sites or mobile platforms and applications at nominal cost by using commercially available software or partnering with successful e-commerce companies. As we respond to changes in the competitive environment, we may, from time to time, make pricing, service or marketing decisions or acquisitions that may be controversial with and lead to dissatisfaction among our customers, which could reduce activity on our platform and harm our profitability.

In addition, sellers in our industry are increasingly utilizing multiple sales channels, including the acquisition of new customers by paying for search-related advertisements on horizontal search engine sites, such as Google, Yahoo!, Naver and Baidu. We use product search engines and paid search advertising to help users find our sites, but these services also have the potential to divert users to other online shopping destinations. Consumers may choose to search for products with a horizontal search engine or shopping comparison website, and such sites may also send users to other shopping destinations.

E-commerce customers have come to expect improved user experience, greater ease of buying goods, lower (or no) shipping costs, faster delivery times and more favorable return policies from e-commerce sellers. Also, certain platform businesses, many of whom are larger than us or have greater capitalization, have a dominant and secure position in other industries or certain significant markets, and offer a broader variety of sleep product industry products to consumers and retailers that we do not offer. If we are unable to change our product offerings in ways that reflect the changing demands of e-commerce and mobile commerce marketplaces, particularly the higher growth of sales of fixed-price items and higher expected service levels or compete effectively with and adapt to changes in larger platform businesses, our business will suffer.

Some of our e-commerce competitors offer a significantly broader range of products and services than we do. Competitors with other revenue sources may be able to devote more resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote more resources to website, mobile platforms and applications and systems development than we can. Other direct to consumer retailers and e-commerce competitors may offer or continue to offer faster shipping, free shipping, delivery on Sunday, same-day delivery, favorable return policies or other transaction-related services which improve the user experience on their sites and which could be impractical or inefficient for us to match. Competitors may be able to innovate faster and more efficiently, and new technologies may increase competitive pressure by enabling competitors to offer more efficient or lower-cost services.

We have a limited operating history in an evolving industry and, as a result, our past results may not be indicative of future operating performance.

We have a limited operating history which makes it difficult to assess our future performance. We have encountered and will continue to encounter risks and difficulties frequently experienced by young companies in rapidly developing and changing industries, including, but not limited to, inconsistent financial results, challenges in forecasting accuracy, determining appropriate investments of our limited resources, market acceptance of our products and services and future products and services, competition from new and established companies, including those with greater financial and technical resources, enhancing our products and services and developing new products and services.

Lack of availability and quality of raw materials, labor, components, and shipping services, or increases in the cost of such inputs, could cause and has caused delays that could result in our inability to provide goods to our customers or could increase our costs, either of which could decrease our earnings.

In manufacturing products, we use various commodity components, such as polyurethane foam, oil, spring units, ingredients for our Hyper-Elastic Polymer material, our water-based adhesive and other raw materials. Because we are dependent on outside suppliers for our raw materials, lack of availability and quality could have a negative effect on our cost of sales and our ability to meet our customers' demands. Competitive and marketing pressures may prevent us from passing along price increases to our customers, and the inability to meet our customers' demands could cause us to lose sales.

Some components, such as foam and spring units, are widely used in our industry. Shortages in such components, due to any reason including increase in demand, weather events, supply chain difficulties within the supplier or otherwise, could adversely affect our production capacity and financial results. If we were unable to obtain raw materials and components from suppliers, we would have to find replacement suppliers. Any new arrangements for raw materials and components might not be on favorable terms, if we are able to enter into new arrangements at all. If a supplier for a component failed to supply such component in required amounts this could significantly interrupt production and increase costs.

Even if we are able to obtain raw materials and other production inputs in a timely manner, supply chain constraints, inflation, and other factors may increase the costs of shipping, raw materials, labor, and other production and operational resources. We have experienced and may continue to experience increases in the cost of core materials and labor needed to manufacture our products. Such cost increases could adversely impact our production capacity and efficiency and reduce our gross margins and earnings.

The COVID-19 pandemic, including measures taken in response by governments and businesses worldwide to contain its spread, and general economic conditions have adversely impacted and may continue to adversely impact global supply chain, manufacturing, and logistics operations. Shipping and freight costs and delays have also been increasing as port closures, port congestion, and shipping container and ship shortages have increased. To the extent the COVID-19 pandemic and other events result in continuation or worsening of manufacturing and shipping delays and constraints, our suppliers of raw materials and other components may have difficulty obtaining and providing the materials we require to manufacture our products or may increase the costs of such materials, which could adversely affect our earnings and our ability to acquire and maintain adequate inventory and meet demand for our products. Any significant delay or interruption in our supply chain, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and could harm our business. The COVID-19 pandemic also disrupted our relationship with employees as a result of furloughs, government programs that resulted in employees not returning to work, higher wages paid by competing employers incentivizing our employees to leave, and an increased general demand for labor. These increased costs or inability to obtain sufficient labor also could harm out business.

Changes in economic conditions, including inflationary trends in the price of our input costs, such as raw materials and labor, and impacts on our consumers, could adversely affect our business and financial results.

The bedding industry is subject to volatility in the price of petroleum-based and steel products, which affects the cost of certain raw materials. For example, the war in the Ukraine has negatively impacted petroleum supplies and prices worldwide. The price and availability of these raw materials are subject to market conditions affecting supply and demand. Given the significance of the cost of these materials to our products, volatility in the prices of the underlying commodities can significantly affect profitability.

We have experienced and may continue to experience, volatility and increases in the price of certain of these raw materials as a result of a global market and supply chain disruptions, continuing impacts of the COVID-19 pandemic, and the broader inflationary environment.

In addition, persistent inflation has and may continue to erode consumer discretionary spending. Reductions in consumer discretionary spending have and we anticipate will continue to adversely affect demand for our products.

We have cash accounts, credit card processing and a borrowing relationship with Silicon Valley Bank, which was recently closed by the Federal Deposit Insurance Corporation. As a result, we may not be able to access the full amount of our cash on a timely basis or at all, may experience interruptions to our credit card processing, and may lose access to amounts available to us under the 2020 Credit Agreement.

On March 10, 2023, the Federal Deposit Insurance Corporation announced that Silicon Valley Bank ("SVB") had been closed by the California Department of Financial Protection and Innovation, at which time we held cash, cash equivalents and restricted cash of approximately $4.2 million at SVB. While we have regained access to our accounts at SVB, there can be no guarantee that we will be able to transfer such funds in a timely manner, or at all. The closure of SVB or any other financial institution with which we maintain cash could adversely affect our ability to access cash balances. If we are unable to access our cash as needed, our financial position and ability to operate our business could be adversely affected. In addition, we engage SVB to process credit card payments received in connection with purchases through our website. While we have regained our ability to process credit card payments through SVB, if in the future we are unable to process such payments or if payments received through our website are not available due to the closure of SVB or any other financial institution through which we process credit card payments, our financial position and results of operations could be adversely affected. Further, SVB is one of the Institutional Lenders under the 2020 Credit Agreement, with $7.25 million of the $50.0 million revolving line of credit being made available through SVB. The potential loss of SVB as an Institutional Lender or any other Institutional Lender may reduce the amount available to us under the 2020 Credit Agreement, which could adversely affect our financial position and ability to operate our business.

The previous growth of our business placed significant strain on our resources and if we are unable to manage future growth, we may not have profitable operations or sufficient capital resources.

We have expanded our operations during significant periods of our limited operating history, including expanding our workforce, increasing our product offerings, scaling our infrastructure to support expansion of our manufacturing capacity, expanding wholesale channels and opening of Purple owned retail showrooms. Our planned growth includes increasing our manufacturing efficiencies, developing and introducing new products, developing new and broader distribution channels including wholesale and Purple owned retail showrooms, and extending our global reach to other countries. This expansion increases the complexity of our business and places significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions.

Our continued success depends, in part, upon our ability to manage and expand our operations, facilities and production capacity. The growth in our operations has placed, and may continue to place, significant demands on our management, operations and financial infrastructure. If we do not manage growth effectively, the quality of our products and fulfillment capabilities may suffer which could adversely affect our operating results. Revenue growth may not be sustainable, and our percentage growth rates may decrease. If we are unable to satisfy our liquidity and capital resource requirements, we may have to scale back, postpone or discontinue our growth strategies, which could result in slower growth, no growth or shrinking. We may run the risk of losing key suppliers, we may not be able to timely satisfy customer orders, and we may not be able to retain our employees. In addition, we may be forced to restructure our obligations to creditors or pursue work-out options.

Our growth may depend on our ability to manage the opening and operating of new production facilities and Purple owned retail showrooms, which will require our entering into leases and other obligations. To be successful, we will need to continue developing retail expertise. In general, operating new facilities and opening Purple owned retail showrooms in new locations exposes us to laws in other states that may not be as employer-friendly as those in which we currently operate, and may expose us to new expenses and liabilities. If we are not able to successfully manage the process of expanding operations geographically, opening new Purple owned retail showrooms and maintaining operations in an expanding number of facilities and Purple owned retail showrooms, we may have to close facilities and incur sunk costs and continuing obligations that could put a strain upon our resources, damage our brand and reputation and limit our growth.

To manage growth effectively, we need to continue to implement operational, financial and management controls and reporting systems and procedures and improve the systems and procedures that are currently in place. There is no assurance that we will be able to fulfill our staffing requirements for our business, successfully train and assimilate new employees, maintain our management base and enhance our operating and financial systems. Failure to achieve any of these goals will prevent us from managing our growth in an effective manner and could have a material adverse effect on our business, financial condition or results of operations. In addition, a softening of demand, whether caused by changes in customer preferences or a weakening of the U.S. or global economies, may result and has resulted in decreased revenue or growth. For example, we are experiencing weaker demand than in the past in part as a result of current inflationary trends. Due to uncertainty in the weaking U.S. and global economies caused by inflation and other factors, we may not be able to accurately forecast our growth rate. We base our expense levels and investment plans on sales estimates. A significant portion of our expenses and investments is fixed, and we may not be able to adjust our spending quickly enough if our sales are less than expected.

We have identified the need for improved processes and procedures to avoid delays in the timely delivery of our mattress products and to improve the customer's experience. Also, in the past we have experienced rapid growth in our employee base, and the need to implement processes and procedures for improving employee training and retention. Competition for employees where our production facilities are located also has increased the costs for employee retention. We have implemented improved processes and procedures in an environment of continuous change, but our use of resources may not be as effective as intended or we may need to apply more resources than expected to continue to make changes to improve our employee retention and effectiveness and the quality of our products and services over time. If we are unable to make continuous improvement, achieve greater efficiencies in our operating expenses and improve our products and services, our business could be adversely affected.

Disruption of operations in our manufacturing facilities, including as a result of, among other things, workplace injuries, pandemics or natural disasters, has and could increase our costs of doing business or lead to delays in shipping our products and could materially adversely affect our operating results and our ability to grow our business.

We have three manufacturing plants, which are located in Salt Lake City, Utah, Grantsville, Utah, and McDonough, Georgia. In the future we may also enter into leases for additional manufacturing plants.

The disruption of operations of our manufacturing facilities for a significant period of time, or even permanently, such as due to a closure related to a pandemic, natural disasters, the loss or expiration of a lease or mechanical failures in our manufacturing equipment, may increase our costs of doing business and lead to delays in manufacturing and shipping our products to customers and could materially and adversely affect our operating results and our ability to grow our business. In addition, the occurrence of workplace injuries or other industrial accidents at one or more of our manufacturing plants has required, and may require in the future, that we suspend production or modify our operations, which could lead to delays in manufacturing and shipping our products to customers. Likewise, acts of workplace violence may require us to temporarily suspend production or modify our operations. Such delays could adversely affect our sales, customer satisfaction, profitability, cash flows, liquidity and financial condition. Because two of our currently operating manufacturing plants are located within the same geographic region, regional economic downturns, natural disasters, closures due to COVID-19, the unavailability of utilities as a result of climate events or otherwise, or other issues could potentially disrupt a significant portion of our manufacturing and other operating activities, which could adversely affect our business. Our Utah facilities are near earthquake fault lines and our Georgia facility is located in an area that may be subject to hurricanes; such natural disasters in these areas could disrupt manufacturing and other operating activities, which could adversely affect our business.

Our manufacturing processes involve the use of heavy machinery and equipment, which exposes us to potentially significant financial losses and reputational harm due to workplace injuries or industrial accidents that may occur at our facilities.

Our manufacturing processes involve the use of heavy machinery and equipment and are subject to risks involving workplace injuries, mechanical failures, and industrial accidents, including, among other things, personal injury or death resulting from such incidents at our manufacturing plants. A workplace accident, mechanical failure, industrial accident or any similar problem involving any one or more of our facilities has required, and may require in the future, that we suspend production at one or more of our manufacturing plants, which could lead to delays in manufacturing and shipping our products and adversely affect our business and results of operations. For example, in 2021, we experienced an incident involving our manufacturing equipment that resulted in the death of one of our employees. As a result, we evaluated the safety of our manufacturing equipment and identified and implemented safety improvements. In addition, once safety improvements were implemented and manufacturing resumed, we experienced unanticipated mechanical and maintenance issues while ramping up to normal production, which resulted in shipment delays and adversely affected our financial results and relationships with customers. The occurrence of such incidents, or any perceived insufficiency in our response to any such deficiency or problem, could also adversely and materially affect our reputation with customers, adversely affect our operating and financial performance, and negatively impact the market price of our Class A common stock. If we are unable to meet workplace safety standards or, if our employees or customers perceive us having a poor safety record, it could materially impact our ability to attract and retain new employees and our reputation with our customers could suffer, which could adversely affect our business and results of operations.

Safety improvements adopted in response to accidents or other similar incidents may cause our production output to decrease and could materially adversely affect our operating results and our ability to grow our business. The occurrence of such incidents has resulted in and could in the future result in investigations by or the imposition of fines from regulatory authorities or require us to implement corrective actions to address the causes of such incidents, which could require the expenditure of significant resources and may adversely affect our financial condition and operations. Further, the occurrence of such incidents may result in litigation, including personal injury or workers' compensation claims, as well as securities litigation resulting from any related impact on the market price of our Class A common stock, which could also adversely affect our financial condition and reputation. While we maintain insurance coverage for certain types of losses, such insurance coverage may be insufficient to cover all losses that may arise.

We may not be able to identify, complete or successfully integrate acquisitions, and any such acquisitions may not achieve the anticipated financial benefits, all of which could have a negative impact on our growth, financial condition, and results of operations.

We may seek to acquire businesses in the future as we encounter acquisition prospects that would complement our current product offerings, increase the size and geographic scope of our operations, or otherwise offer strategic, growth and operating efficiency opportunities. We cannot assure investors that we will be able to identify and acquire acceptable acquisition candidates on terms favorable to us in the future, or that any acquisitions will achieve the anticipated strategic or financial benefits. Even if we do identify opportunities to acquire businesses, we may not be able to consummate such acquisitions due to a number of factors, including lacking access to sufficient capital to fund such acquisitions and restrictions contained in our Credit Agreement on our ability to make acquisitions.

In addition, acquisitions involve numerous risks and uncertainties and may be of businesses in which we lack operational or market experience. The financing for any of these acquisitions could dilute the interests of our stockholders, result in an increase in our indebtedness or both. Future acquisitions could entail numerous risks, including:

- difficulties in integrating acquired technologies, operations or products;

- the difficulties of imposing financial and operating controls on the acquired companies and their management and the potential costs of doing so;

- the potential loss of key employees, customers, suppliers or distributors from acquired businesses and disruption to our direct selling channel;

- diversion of management's attention from our core business;

- the failure to achieve the strategic objectives of these acquisitions;

- increased fixed costs;

- the failure of the acquired businesses to achieve the results we have projected in either the near or long term;

- the assumption of unexpected liabilities, including compliance and litigation risks;

- adverse effects on existing business relationships with our suppliers, sales force or consumers;

- Failure to gain consumer or wholesale market acceptance of acquired brands and products; and

- risks associated with entering markets or industries in which we have limited or no prior experience, including limited expertise in running the business, developing the technology, and selling and servicing the products.

Our failure to successfully complete the integration of any acquired business, or a failure to effectively identify and pursue such acquisitions, could have a material adverse effect on our business, financial condition and operating results.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters, including matters relating to our Tax Receivable Agreement, could significantly affect our financial results.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business are complex and involve many subjective assumptions, estimates and judgments by our management, including but not limited to estimates that affect our revenue recognition, accounts receivable and allowance for doubtful accounts, valuation of inventories, cost of revenues, sales returns, warranty liabilities, the recognition and measurement of loss contingencies, warrant liabilities, estimates of current and deferred income taxes, deferred income tax valuation allowances and amounts associated with our Tax Receivable Agreement with our founders dated February 22, 2018 (the "Tax Receivable Agreement"). Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance, and could have a material adverse effect on our business.

Our future growth and profitability may depend in part on our ability to continue to improve and expand our product line and to successfully execute new product introductions.

As described in greater detail below, the mattress, pillow, bedding, bed base, cushion and related industries are highly competitive, and our ability to compete effectively and to profitably grow our market share depends in part on our ability to continue to improve and expand our product line and related accessory products.

We incur significant research and development and other expenditures in the pursuit of improvements and additions to our product line. If these efforts do not result in meaningful product improvements or new product introductions, or if we are not able to gain widespread consumer acceptance of product improvements or new product introductions, our sales, profitability, cash flows and financial condition may be adversely affected. In addition, if any significant product improvements or new product introductions are not successful, our reputation and brand image may be adversely affected, and our business may be harmed.

A significant portion of our gross profit comes from our mattress products. If we are unable to develop new models of our mattress products or successfully market and sell new mattress models, such as the new mattress models announced in 2023, our profitability may be adversely affected, and our business may be harmed. For example, we are in the process of introducing several new mattress product models, including in the luxury mattress market and expanding our brand to include higher-priced mattresses. If we are not able to successfully market these new models or compete in the luxury market, our business and results of operations could be adversely affected.

Our expansion into new products, market segments and geographic regions subjects us to additional business, legal, financial, and competitive risks.

The majority of our sales are made directly to consumers through our DTC channels. We have been expanding our business into the wholesale distribution channel through relationships with our wholesale partners but there can be no assurance that we will continue to experience success with our wholesale partners or that anticipated new locations will be successful.

We may be unsuccessful in generating additional sales through wholesale channels. We may extend credit terms in connection with such relationships and such relationships may expose us to the risk of unpaid or late paid invoices. In addition, we may provide fixtures to such partners that may be difficult to recover or re-use. Our wholesale customers may not purchase our products in the volume we expect.

Profitability, if any, from sales to wholesale customers and new product offerings may be lower than from our DTC model and current products, and we may not be successful enough in these newer activities to recoup our investments in them. If any of these issues were to arise, they could damage our reputation, limit our growth, and negatively affect our operating results.

We may be unsuccessful in opening any Purple owned retail showrooms beyond those already opened in cities across the U.S. Operating Purple owned retail showrooms includes additional risks. For example, we will incur expenses and accept obligations related to additional leases, insurance, distribution and delivery challenges, increased employee management, and new marketing challenges. If we are not successful in our efforts to profitably operate these new stores, our reputation and brand could be damaged, growth could be limited, and our business may be harmed.

In addition, offerings of new products through our e-commerce, wholesale distribution channel and Purple owned retail showrooms may present new and difficult challenges, and we may be subject to claims if customers of these offerings experience service disruptions or failures or other quality issues. Expansion of sales channels may require the development of additional, differentiated products to avoid price and distribution conflicts between and within sales channels. Wholesale expansion increases our risk as our wholesale partners will require delaying payments to us on net terms ranging from a few days to 60 or more days, or they may delay paying us beyond the agreed-upon net terms or fail to pay. Our Purple owned retail showroom expansion increases our risk for inventory shrinkage from destruction, theft, obsolescence and other factors that render such inventory unusable or unsellable.

New products may come with unknown warranty and return risks. New product offerings or expansion into new market channels or geographic regions may subject us to new or additional regulation, which would impose potentially significant compliance and distribution costs.

Our future growth and profitability depend upon the strength of our Purple brand and the effectiveness and efficiency of our marketing programs and our ability to attract and retain customers.

We are highly dependent on the effectiveness of our marketing messages and the efficiency of our advertising expenditures in generating consumer awareness and sales of our products. We continue to evolve our marketing strategies, adjusting our messages, the amount we spend on advertising and where we spend it. We may not always be successful in developing effective messages and new marketing channels, as consumer preferences and competition change, and in achieving efficiency in our advertising expenditures.

We depend heavily on internet-based advertising to market our products through internet-based media and e-commerce platforms. If we are unable to continue utilizing such platforms, if those media and platforms diminish in efficacy, importance or size, if consumer usage of the platform decreases, or if we are unable to direct our advertising to our target consumer groups, our advertising efforts may be ineffective, and our business could be adversely affected. The costs of advertising through these platforms have increased significantly, which has resulted in decreased efficiency in the use of our advertising expenditures, and we expect these costs may continue to increase in the future.

We have relationships with traditional and digital media partners, online services, search engines, affiliate marketing websites, directories and other website and e-commerce businesses to provide content, advertising and other links that direct customers to our website. We rely on these relationships as significant sources of traffic to our website and to generate new customers. If we are unable to develop or maintain these relationships or develop and maintain new relationships for newly developed and necessary marketing services on acceptable terms, our ability to attract new customers and our financial condition would suffer. In addition, current or future relationships or agreements may fail to produce the sales that we anticipate. The cost of advertising for web-based platforms, such as Facebook, are increasing. Increasing advertising costs erode the efficiency of our advertising efforts. If we are unable to effectively manage our advertising costs or if our advertising efforts fail to produce the sales that we anticipate, our business could be adversely affected.

On October 20, 2020, the United States Department of Justice brought an antitrust lawsuit against Google claiming that Google improperly uses its monopoly over Internet search to impede competition and harm consumers. Our cost of advertising on Google may remain high if Google's monopoly over internet searches is not prevented and competitive search engines are not allowed to compete. Alternatively, if Google is required because of this lawsuit to split up the company or sell assets, there is no assurance this will decrease advertising costs and it may lead to increased costs due to an increased number of service providers who obtain oligopoly power to control advertising costs or inefficiencies from a reduction in scale. Although this lawsuit may lower our advertising costs, there is risk that it may not and would lead to increased costs which would reduce our profitability and harm our business.

Consumers are increasingly using digital tools as a part of their shopping experience. As a result, our future growth and profitability will depend in part on (i) the effectiveness and efficiency of our online experience for disparate worldwide audiences, including advertising and search optimization programs in generating consumer awareness and sales of our products, (ii) our ability to prevent confusion among consumers that can result from search engines that allow competitors to use or bid on our trademarks to direct consumers to competitors' websites, (iii) our ability to prevent internet publication or television broadcast of false or misleading information regarding our products or our competitors' products, (iv) the nature and tone of consumer sentiment published on various social media sites, and (v) the stability of our website. In recent years, a number of direct to consumer, internet-based retailers, like us, have emerged and have driven up the cost of basic search terms, which has and may continue to increase the cost of our internet-based marketing programs. More recently, the large traditional mattress manufacturers have been increasing their efforts to increase their direct-to-consumer sales which also is increasing the cost of our internet-based marketing programs and cost of customer conversion.

In the past, we have been the target of publications by purported consumer reviewers who claim to have identified health and safety concerns with our products. While we believe such claims to be baseless, refuting such claims requires us to expend significant resources to educate customers on the safety of our products. Even if we broadly disseminate factual information to refute such claims and reinforce the safety of our products, such claims and attendant adverse publicity could persist and damage our reputation and brand value and result in lower sales.

The number of third-party review websites is increasing and customers have many platforms on which they can review our products, and such reviews are becoming increasingly influential with consumers. Negative reviews from such sources may receive widespread attention from consumers, which could damage our reputation and brand value and result in lower sales. If we are unable to effectively manage relationships with such reviewers to promote accurate reviews of our products, reviewers may decline to review our products or may post reviews with misleading information, which could damage our reputation and make it more difficult for us to improve our brand value.

If our marketing messages are ineffective or our advertising expenditures, geographic price-points, and other marketing programs, including digital programs, are inefficient in creating awareness and consideration of our products and brand name and in driving consumer traffic to our website, our sales, profitability, cash flows and financial condition may be adversely impacted. In addition, if we are not effective in preventing the publication of confusing, false or misleading information regarding our brand or our products, or if there arises significant negative consumer sentiment on social media regarding our brand or our products, our sales, profitability, cash flows and financial condition may be adversely impacted.

Our future growth and profitability depend, in part, upon our ability to maintain sufficient production capacity to meet customer demands.

We manufacture our mattresses using our proprietary and patented machinery to make our Hyper-Elastic Polymer cushioning material. Because these machines are proprietary and we do not yet have a long history of their maintenance needs, we may not be able to sufficiently maintain them for operation at full capacity or at all when needed. We have experienced unexpected maintenance issues following a shutdown of these machines that took longer to bring them up to full operating capacity then what we expected. Also, because of the unique features of our machines, and due to continuing improvements to these machines, new machines are not readily available and must be constructed which takes time. If we are unable to construct new machines and implement them into our production process in a timely manner, if our existing machines are unable to function at the desired capacity, or if we are unable to develop replacements for the existing machines if such replacements should become necessary, our production capacity may be constrained and our ability to respond to customer demand may be adversely impacted. This would negatively impact our ability to grow our business and achieve profitability.

We have engaged in significant related-party transactions with affiliates and owners that may give rise to conflicts of interest, result in losses to the Company or otherwise adversely affect our operations and the value of our business.

We have engaged in numerous related-party transactions involving significant shareholders and directors of the Company, as well as with other entities affiliated with such persons.

For example, prior to the Business Combination, InnoHold, LLC ("InnoHold"), previously a significant stockholder of the Company and an entity owned by the founders, Terry and Tony Pearce, granted equity incentive awards in Purple LLC to certain key employees at that time through a separately created entity. As a result of the structure of those awards being granted through a separate entity, the equity incentives were required, because of the structure of the Business Combination, to be exchanged for ownership units in InnoHold, to avoid those equity interests becoming of no value to the participants. Those participants' ownership interests had certain restrictions, including vesting requirements. These equity incentives granted to key employees prior to the Business Combination were forfeited to the extent the grant to an employee was not fully vested at the time that such employee's employment was terminated. Before and for a period of time since the Business Combination, all forfeitures occurring from departing employees have inured to the benefit of only the owners of InnoHold, and not all of our stockholders. This means that the forfeited equity did not increase our currently approved equity incentive pool. Because the forfeited equity resulting from these departures prior to this distribution was held at InnoHold, that forfeited equity did not replenish our equity incentive pool and could not be used for equity grants to those who have replaced these employees or for other purposes essential to the business. During 2019, to avoid future forfeitures from inuring only to the benefit of InnoHold's owners, InnoHold distributed to the incentive participants their pro rata share of InnoHold's ownership of shares of Class B common stock, par value $0.0001 ("Class B Stock") in Purple Inc. and Class B Common Units ("Class B Units") in Purple LLC, after which any forfeitures would inure to the benefit of all shareholders. InnoHold distributed additional paired shares of Class B Stock in Purple Inc. and Class B Units in Purple LLC which also will be subject to the same vesting requirements and result in forfeitures inuring to the benefit of all shareholders. Our current equity incentive pool, as approved by the stockholders prior to the Business Combination in the Purple Innovation, Inc. 2017 Equity Incentive Plan ("2017 Equity Incentive Plan"), did not account for the departure, before this distribution by InnoHold, of such key employees who had existing equity grants through InnoHold, and there is a risk that we will have to seek approval from the Board and stockholders to refresh the equity incentive pool earlier than anticipated at the time of the Business Combination because of the unanticipated need to use shares from the existing pool to hire and retain other key employees needed to achieve the Company's growth objectives. If the equity pool is not refreshed, there is a risk that we may not be able to hire and retain such key employees. If the equity pool is refreshed with authorized shares of the Company that are issued in accordance with our 2017 Equity Incentive Plan, our stockholders will be diluted. This distribution by InnoHold to the equity incentive participants has caused us to incur administrative expenses related to the distributions, the management of the differing vesting schedules and compliance with their rights under the distribution agreements. In addition, the calculations of the distributive share and related income tax withholdings with respect to holders of InnoHold's Class B Units, as well as the processes by which such distributions and withholdings are made, are highly complex. As a result, there is a risk that the recipients of such distributions or other third parties may claim that we have miscalculated the distribution or income tax withholding amounts or failed to timely pay the taxes. The cost of responding to such claims, including but not limited to the diversion of management's attention from our operations and defense or settlement costs, could negatively impact our operations and financial results.

In connection with the Business Combination, Purple LLC also entered into that certain Credit Agreement dated February 2, 2018, with Coliseum Capital Partners, L.P. ("CCP"), Blackwell Partners LLC – Series A ("Blackwell") and Coliseum Co-invest Debt Fund, L.P. ("CDF" and together with CCP and Blackwell, the "Former Lenders"), which was guaranteed by Purple Inc. The Former Lenders also were stockholders and warrant holders of the Company and appointed one director to serve on our Board, Adam Gray, who continues to serve on our Board and is affiliated with the Lenders. Further, on February 26, 2019, the Amended and Restated Credit Agreement between Purple LLC and certain of the Former Lenders (the "Incremental Lenders"), and each of the related documents, including the issuance of additional warrants to the Incremental Lenders, was closed and an incremental loan was funded. In connection with the funding of the incremental loan, we issued to the Incremental Lenders warrants to purchase shares of our Class A common stock. On March 27, 2020, the Amended and Restated Credit Agreement was amended to allow Purple LLC at its election a 5% paid-in-kind interest deferral for the first two quarters of 2020. On May 15, 2020, the Amended and Restated Credit Agreement was further amended to remove a negative covenant so that there would not be an event of default if the Former Lenders acquired 25% or more ownership of the Company. On August 20, 2020, the Company and Purple LLC entered into a Waiver and Consent to Amended and Restated Credit Agreement with the Former Lenders, that, among other things, waives an event of default as a result of InnoHold ceasing to own 25% or more of the aggregate equity interests in the Company, subject to certain conditions as more fully provided in such waiver. On September 3, 2020, we paid off the full amount owed and a prepayment premium to the Former Lenders in the aggregate amount of $45.0 million and terminated the Amended and Restated Credit Agreement, subject to those provisions that survive termination. The Former Lenders further have continuing rights of first refusal related to indebtedness of the Company as set forth in the Subscription Agreement entered into by them and the Company at the time of the Business Combination. Adam Gray continues to serve on our Board and the Former Lenders, together, hold a significant portion of our outstanding shares of Class A common stock and voting power. The Former Lenders currently own, in the aggregate, approximately 44.7% of the Company's outstanding shares and voting power. Future transactions with the Lenders, if any, may give rise to conflicts of interest or otherwise adversely affect our business.

As detailed previously in these risk factors, on September 17, 2022, our largest shareholder Coliseum delivered to us an unsolicited bid to acquire the remaining outstanding shares of our Class A common stock and Class B common stock, which the Special Committee rejected.

See Note 15, Related-Party Transactions of the Notes to the Condensed Consolidated Financial Statements, included in PART II, ITEM 8 of this Report, "Financial Statements," and is incorporated herein by reference.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.

To successfully operate our business, we rely on commercial agreements and strategic relationships with suppliers, service providers and certain wholesale partners and customers. As we grow, we may acquire other businesses to incorporate into our operations. These arrangements can be complex and require substantial infrastructure capacity, personnel, and other resource commitments. Further, our business partners may have disruptions in their businesses or choose to no longer do business with us and the impact of such disruption or choices could be magnified to the extent such business partners represent a significant part of our business. Moreover, our business partners and their owners may make strategic decisions that result in negative consequences for our business. For example, we understand that it is possible that Mattress Firm, Inc. may be sold to Tempur Sealy International, Inc. which could disrupt our relationship with Mattress Firm or prevent us from continuing to sell our products in favorable placements alongside Tempur Sealy products within Mattress Firm stores. We may not be able to implement, maintain, or develop the components of these commercial relationships. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms or at all.

Our wholesale relationships may from time to time be terminated by us or our partners, or the terms of such relationships may be amended or modified. As a result of such terminations, we would lose sales previously generated through such relationships, which could have a material adverse impact on our net sales, profitability and financial position. Disputes with wholesale partners also may arise related to such relationships, or any terminations of related agreements, which could cause us to incur expenses, delay our receipt of amounts owed to us, interfere with our relationship with other retailers, subject us to liabilities and distract us from our strategic objectives. As our agreements terminate or relationships unwind, we may be unable to renew or replace these agreements on comparable terms, or at all, and the loss of sales from such relationships could harm our business. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

We have entered into arrangements with wholesale partners through which we sell certain of our products in their retail stores and may seek opportunities to increase the number of these partnerships in the future. Our relationships with our wholesale partners may not be profitable to us or may impose additional costs that we would not otherwise incur under our DTC operations. Our wholesale partners may choose not to continue doing business with us or may choose to reduce the amount of our products they order, which would result in a corresponding loss of revenue. Our wholesale partners may experience their own business disruptions, including for example bankruptcy, that could affect their ability to continue to do business with us. Our wholesale partners may engage in conduct that could breach the contractual rights we owe other wholesale partners or interfere with their other legal rights. Our wholesale partners may compete against us in DTC or other channels that are important to us and may erode our business in such channels. Further, maintaining these relationships may require the commitment of significant amounts of time, financial resources and management attention, and may result in prohibitions on certain sales channels through exclusivity requirements, which may adversely affect other aspects of our business.

We have opened and plan to continue to open a growing number of Purple owned retail showrooms in cities across the U.S. Our business is expanding into additional Purple owned retail showrooms which, like our online e-commerce retail store, may compete more directly with our wholesale partners for customers. In our effort to make our products available to consumers in multiple retail channels, there is the risk that sales may diminish in other channels, costs may be incurred without an increase in overall sales and our wholesale partners may no longer carry our products. Managing an omni-channel distribution strategy, including the relationships with business partners in each channel, may require significant amounts of time, resources and attention which may adversely affect other aspects of our business.

The final assembly of some of our mattresses is executed by third-party partners and suppliers. If we are unable to maintain those relationships or if such third parties are disrupted in their ability to perform such final assembly and we are unable to make alternative arrangements, our ability to produce certain mattresses may be adversely impacted, which could adversely affect our operating results and financial position.

A reduction in the availability of credit to consumers generally or under our existing consumer credit programs or the availability of more favorable credit terms with competitors could harm our sales, profitability, cash flows and financial condition.

We offer financing to consumers through third-party consumer finance companies. During the year ended December 31, 2022, a significant percentage of our sales were financed through third-party consumer finance companies. The amount of credit available to consumers may be adversely impacted by macroeconomic factors that affect the financial position of consumers as suppliers of credit adjust their lending criteria. In addition, changes in federal regulations effective in 2010 placed additional restrictions on all consumer credit programs, including limiting the types of promotional credit offerings that may be offered to consumers.

These third-party consumer finance companies offer consumer financing options to our customers through agreements that may be terminated by us or the companies upon thirty days' prior written notice. These consumer finance companies have discretion to control the content of financing offers to our customers and to set minimum credit standards under which credit is extended to customers. These consumer finance companies may make more favorable terms available to our competitors, or they may offer more favorable terms in channels other than the channels in which we focus our efforts.

Reduction of credit availability due to changing economic conditions, changes in regulatory requirements, or the termination of our agreements with third-party consumer finance companies could harm our sales, profitability, cash flows and financial condition. The availability of more favorable credit terms offered by competitors could harm our sales, profitability, cash flows and financial condition.

We attempt to maintain desirable amounts of raw material inventory and finished products, which in the case of over or under supply could leave us vulnerable to shortages or shrinkage of components and products that may harm our ability to profitably satisfy consumer demand and may adversely impact our sales and profitability.

Although we attempt to maintain only the necessary amounts of raw material inventory on hand, in some instances we have accumulated excess amounts of raw materials and finished goods inventory. All such excess inventory is subject to shrinkage from destruction, theft, obsolescence and factors that render such inventory unusable or unsellable, and we have lost inventory for such reasons. Excessive inventory also takes warehouse space that prevents efficient use for other activities. For example, in 2021 we experienced production delays, which resulted in wholesale partners not ordering the volume we anticipated. Lower than expected order volume resulted in higher than anticipated levels of inventory. While we take efforts to right-size all raw materials and finished goods inventory, if our efforts are not successful, we could continue to experience excess amounts of some items of raw materials and finished goods and related shrinkage and inefficiencies that could adversely impact our cash flow, margins and profitability.

Alternatively, if we do not maintain the necessary amounts of products and raw material inventory on hand we would be vulnerable to shortages in supply of products or components that may harm our ability to satisfy consumer demand and may adversely impact our sales and profitability. Lead times for ordered components and products may vary significantly, especially as we source some of our materials and products from China or other countries. Our business may be harmed by legal, regulatory, economic, political, health concerns, military conflict, and unforeseen risks associated with international trade in those countries. For example, we previously sourced a component for certain products from a factory in the Ukraine where a military action has been ongoing. While we have other suppliers for that component that are not likely to be impacted by such military action, the loss of suppliers could temporarily disrupt production of products. Moreover, we may experience increased costs in sourcing Chinese materials as a result of the uncertain status of the U.S.-China trade relationship or may experience related disruption if we seek to replace Chinese suppliers with suppliers in other countries. Any unexpected shortage of products or materials caused by any disruption of supply or an unexpected increase in the demand for our products, could lead to delays in shipping our products to customers. Any such delays could adversely affect our sales, customer satisfaction, profitability, cash flows and financial condition.

We rely upon several key suppliers that are, in some instances, the only source of supply currently used by us for particular products, materials, components or services. We currently obtain all of the raw materials and components used to produce our mattresses, pillows and cushions from outside sources While we believe that these materials and components, or suitable replacements, could be obtained from other sources, in the event of a disruption or loss of supply of relevant materials or components for any reason, we may not be able to find alternative sources of supply, or if found, may not be found on comparable terms. A disruption in the supply or substantial increase in cost of any of these products or services could harm our sales, profitability, cash flows and financial condition. In addition, a change in the financial condition of some of our suppliers could impede their ability to provide products to us in a timely manner.

In addition, shipping and freight delays have occurred and may again occur due to port closures, port congestion, and shipping container and ship shortages. These events, combined with the impacts of the ongoing COVID-19 pandemic, could result in manufacturing and shipping delays and constraints and limit the ability of our suppliers to provide raw materials and other components in a timely manner, which could adversely affect our ability to acquire and maintain adequate inventory and meet demand for our products. Shipping delays could also adversely affect our ability to deliver products to our customers in a timely manner, which could harm our business.

Our success is highly dependent on our ability to provide timely delivery on a cost-effective basis to our customers, and any disruption in our delivery capabilities or our related planning and control processes may adversely affect our operating results.

An important part of our success is our ability to deliver our products to our customers in a timely manner. This requires successful planning, distribution infrastructure, ordering, transportation, receipt processing, , suppliers, meeting our distribution requirements, and our contractors meeting our delivery requirements. Our ability to maintain success depends on the continued identification and implementation of improvements to our planning processes, distribution infrastructure and supply chain. We also need to ensure that our distribution infrastructure and supply chain keep pace with our anticipated growth and increased product output. The cost of these enhanced processes could be significant and any failure to maintain, grow or improve them could adversely affect our operating results.

We rely on common carriers and freight forwarders to deliver our products to customers on a timely, convenient, and cost-effective basis. We also rely on the systems of such carriers to provide us with accurate information about the status and delivery of our products. Any disruption to the business of delivery carriers could cause our business to be adversely affected. Any significant delay in deliveries to our customers could lead to increased cancellations and returns and cause us to lose sales. Any increase in freight charges could increase our costs of doing business and harm our sales, profitability, cash flows and financial condition. Lack of accurate information from such carriers could damage our brand and our relationship with our customers. In some areas, we are testing Company-owned delivery services that have been successful and efficient, and we intend to continue growing such services as demand and volume dictate. If our Company-owned delivery services do not continue to deliver products in a timely or cost-effective manner, we may need to revert to third party carriers and our reputation and business may be adversely affected.

Our business could also be adversely affected if there are delays in product shipments to us due to freight difficulties, supply chain disruptions or delays (including, for example, from port closures or shipping or labor shortages), delays in product shipments clearing U.S. Customs and Border Protection ("CBP") for reasons of non-compliance or otherwise, challenges with our suppliers or contractors involving strikes or other difficulties at their principal transport providers or otherwise. The adverse effect on our business could include increase in freight costs if we choose to use more air freight. Our business could also be adversely affected if the business of our suppliers is disrupted because of infectious diseases or fear thereof such that quarantines, factory closures, labor disturbances, and transportation delays result. Such delays and events could adversely affect our profitability and reputation, as well as demand for our products.

In addition, if we are unable to deliver our products in a timely manner, our customers, both DTC and wholesale, may choose to limit future orders of our products, or choose to not order products from us at all. If, as a result of production or shipment issues, demand for our products declines or does not increase, our business and results of operations could be materially and adversely affected.

We depend on executive employees, and if we lose the services of members of the executive team, we may not be able to run our business effectively.

Our future success depends in part on our ability to attract and retain key executive, merchandising, marketing, sales, finance, operations and engineering personnel. If any of our executives cease to be employed by us, or if our growth or other changes in circumstances require executives with additional skill sets, we would have to hire replacement or additional qualified personnel. Our ability to successfully attract and hire other experienced and qualified executives cannot be assured and may be difficult because we face competition for these professionals from our competitors, our suppliers and other companies operating in our industry and in our geographic locations. Recruiting qualified executives may be further complicated by uncertainties resulting from shareholder activism. Departures and any delay in replacing executives could significantly disrupt our ability to grow and pursue our strategic plans. If we are unable to attract and retain qualified executives and other employees, including through competitive compensation and other incentives, our business may be adversely affected. While we believe our current executives have benefitted and will continue to benefit us, we currently employ or may employ interim or acting executives. Finding qualified replacements is time-consuming, requires Company resources, and may disrupt our growth and achievement of strategic plans. We do not maintain key-person insurance for members of our executive management team.

If we fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately, may make a material misstatement in our financial statements, may experience a financial loss, or may face litigation. Any inability to report and file our financial results accurately and timely could harm our business and adversely affect the value of our business.

As a public company, we are required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC. Even when such controls are implemented, management, including our Chief Executive Officer and Chief Financial Officer, cannot guarantee that our internal controls and disclosure controls and procedures will prevent all possible errors or loss. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company or perpetrated against us will be prevented or have been detected. These inherent limitations include the possibility that judgments in decision-making can be faulty and subject to simple error or mistake. Furthermore, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, measures of control may become inadequate because of changes in conditions, new fraudulent schemes, or the deterioration of compliance with policies or procedures. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and/or may not be detected.

The accuracy of our financial reporting depends on the effectiveness of our internal control over financial reporting. Internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements and may not prevent or detect misstatements. Failure to maintain effective internal control over financial reporting, or lapses in disclosure controls and procedures, could undermine the ability to provide accurate disclosure (including with respect to financial information) on a timely basis, which could cause investors to lose confidence in our disclosures (including with respect to financial information), require significant resources to remediate the lapse or deficiency, and expose us to legal or regulatory proceedings. We have in the past identified material weaknesses in our internal controls over financial reporting, some of which resulted in restatements of our financial statements. We cannot guarantee that we will not experience material weaknesses in our internal controls in the future. If additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our financial statements may contain material misstatements and we could be required to restate our financial results, which could lead to substantial additional costs for accounting and legal fees and stockholder litigation.

Any failure to maintain such internal control could adversely impact our ability to report our financial position and results from operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities. In either case, this could result in a material adverse effect on our business. Failure to timely file will cause us to be ineligible to utilize short form registration statements on Form S-3, which may impair our ability to obtain capital in a timely fashion to execute our business strategies or issue shares to effect an acquisition. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

As a result of our 2022 acquisition of Intellibed, we are in the process of integrating its systems and processes into ours, including bringing such systems and processes into our existing framework of internal controls. That process requires us to devote resources that might otherwise be used to grow the business. If we do not successfully integrate the Intellibed processes into our internal controls, there may be material misstatements that are not detected in a timely manner.

We may experience litigation or other risks associated with material weaknesses in our financial reporting internal controls. We have had previous material weaknesses that have been remediated, some of which resulted in restatements of our previously issued audited financial statements. As a result of such restatements, material weakness, and other matters that may in the future arise, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this filing, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.

We may need to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements.

We have a limited operating history, and our systems, procedures and controls are still developing to match the complexity of our business. We are required to comply with a variety of reporting, accounting and other rules and regulations. Compliance with existing requirements is expensive. As a public company, we are required to comply with additional regulations and other requirements. These and future requirements may increase our costs and require additional management time and resources. We may need to implement additional finance and accounting systems, procedures and controls to satisfy our reporting requirements. If our internal control over financial reporting is determined to be ineffective, such failure could cause investors to lose confidence in our reported financial information, negatively affect the value of our business, subject us to regulatory investigations and penalties, and could have a material adverse effect on our business. Complying with existing disclosure and other requirements may require us to expend additional resources and to enhance the capabilities of our finance and accounting departments. If we are unable to comply with such requirements, our business and stock price may be adversely affected.

Our business operations could be disrupted if our information technology systems fail to perform adequately or are disrupted by natural disasters or other catastrophes or if we are unable to protect the integrity and security of our information systems.

We depend largely upon our information technology systems in the conduct of all aspects of our operations. If our information technology systems fail to perform as anticipated, we could experience difficulties in virtually any area of our operations, including but not limited to receiving orders from customers, replenishing inventories or delivering our products. We may be required to incur significant capital expenditures in the pursuit of improvements or upgrades to our management information systems. These efforts may take longer and may require greater financial and other resources than anticipated, may cause distraction of key personnel, and may cause short-term disruptions to our existing systems and our business. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our information systems to respond to changes in our business needs, our ability to run our business could be adversely affected. It is also possible that our competitors could develop better e-commerce platforms than ours, which could negatively impact our sales.

In addition, our systems may experience service interruptions or degradation due to hardware and software defects or malfunctions, computer denial-of-service and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, or other events. Some of our systems are not fully redundant and our disaster recovery planning is not sufficient for all eventualities. Our systems are also subject to break-ins, sabotage, information hijacking or ransom, and intentional acts of vandalism. Any of these or other systems related problems could, in turn, adversely affect our sales and profitability.

We are required to make certain prepayments to any revolving loans and thereafter may not be able to draw upon our revolving line of credit.

Under the 2020 Credit Agreement, as amended, if the aggregate amount of cash and cash equivalents we hold exceeds $25.0 million, we are required to prepay an amount equal to the lesser of (i) the outstanding revolving loans and (ii) the amount of cash and cash equivalents in excess of $25.0 million. In addition, we are prohibited from making additional borrowings under the revolver if after giving effect to any borrowing, and any transactions to be consummated therewith, the aggregate amount of cash and cash equivalents exceeds $25.0 million. Moreover, we may not request any borrowing unless we reasonably believe we will use such proceeds within five (5) business days for a permitted purpose. As a result of these restrictions, our ability to accumulate cash in excess of $25.0 million is limited. If for any reason we are unable to borrow on our revolving credit facility, we would be limited in available cash to pay expenses and meet our obligations, which lack of liquidity could impair our relationships with suppliers and vendors, delay our growth plans or prevent us from taking actions in our best interest or even continue in business.

The ongoing COVID-19 pandemic and responses thereto have adversely affected and may continue to adversely affect aspects of our business, including, among other things, our supply chain, workforce, operations, marketing, and customer demand.

The COVID-19 pandemic has resulted in far-reaching economic and financial disruptions that have adversely affected, and may continue to adversely affect, the Company's business, financial condition, capital, liquidity and results of operations.

Governments and businesses have adopted measures intended to prevent the spread of COVID-19, including, among other things, restrictions on travel and business operations, temporary closures of businesses, and quarantine and shelter-in-place orders. These and other measures have, and may in the future, resulted in disruptions to our activities and operations that have negatively impacted our business, operating results and financial condition.

The duration of the COVID-19 pandemic's impact on our business, including due to government mandates in response to the pandemic, remains uncertain and will depend on many factors outside our control, including the timing, extent, trajectory and duration of the pandemic, the emergence of new variants, the development, availability, distribution and effectiveness of vaccines and treatments, the imposition of protective public safety measures, and the impact of the pandemic on the global economy and demand for consumer products and services. The widespread pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, supply chain constraints (including, for example, shipping delays, capacity constraints, and supply shortages), and may restrict our ability to access capital, which would negatively affect our liquidity. We may be required to take responsive measures against COVID-19 in the future, which could limit our ability to grow our business, and our results of operations and financial condition would be adversely affected. Additional future impacts, including quarantines or government reaction or shutdowns for COVID-19 could disrupt our supply chain. Travel and import restrictions may also disrupt our ability to manufacture or distribute our products. Any import or export or other cargo restrictions related to our products or the raw materials used to manufacture our products would restrict our ability to manufacture and ship products and harm our business, financial condition and results of operations.

The global outbreak of COVID-19 continues to evolve with frequent new strains. The ultimate impact of the COVID-19 outbreak is highly uncertain and subject to change. However, the effects of COVID-19 and related government and social responses could have a continuing material impact on our operations, sales and ability to continue as a going concern. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

The COVID-19 pandemic created significant uncertainty in our business, slowed our anticipated wholesale partner and showroom plans and resulted in a temporary contraction of our wholesale and Purple owned retail showroom businesses due to temporary shutdowns of non-essential businesses, and shelter-at-home and social distancing directives where our products are displayed in physical stores. The future impact to our wholesale partners and consumer demand from the COVID-19 pandemic or a future health epidemic or other outbreak occurring in other locations, particularly in North America, is unknown. If we fail to anticipate changes in demand or consumer behavior resulting from the COVID-19 pandemic or other outbreaks it could adversely affect our business or operating results.

If sales in our channels decline or become more difficult to predict, including as a result of stay-at-home orders, social distancing mandates, temporary closures of or decreased shopping in our wholesale partners' stores or Purple owned retail showrooms, vaccine mandates, impacts of stimulus payments, or deteriorating general economic conditions, our business may be adversely affected. Moreover, we may be impacted by difficulties experienced by our wholesale partners as a result of the COVID-19 pandemic, including disruptions in their supply chains, their liquidity challenges and their ability to keep open or reopen retail locations. In addition, while we experienced an increase in demand for our products through our e-commerce channel at the beginning of the COVID-19 pandemic, such e-commerce sales have subsequently declined following the end of stimulus payments, the return of consumers to brick and mortar stores, and the general softening of the economy. If we cannot increase demand in all our channels, and plan based on more predictable sales patterns, our business may be adversely affected.

Regulatory and Litigation Risks

Regulatory requirements, including, but not limited to, trade, customs, environmental, health and safety requirements, may require costly expenditures and expose us to liability.

Our products and our marketing and advertising programs are subject to regulation in the U.S. by various federal, state and local regulatory authorities, including the Federal Trade Commission and the CBP. In addition, our operations are subject to federal, state and local consumer protection regulations and other laws relating specifically to the sleep product industry. These rules and regulations may conflict and may change from time to time, as a result of changes in the political environment or otherwise. There may be continuing costs of regulatory compliance including continuous testing, additional quality control processes and appropriate auditing of design and process compliance.

In addition, we are subject to federal, state and local laws and regulations relating to pollution, environmental protection, recycling, and occupational health and safety. We may not be in complete compliance with all such requirements at all times, and we have been required in the past to make changes to our facilities in order to comply with these requirements. We have made and will continue to make capital and other expenditures to comply with environmental and health and safety requirements. If a release of harmful or hazardous substances occurs on or from our properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any of our properties, we may be held liable and the amount of such liability could be material. As a manufacturer of mattresses, pillows, cushions and related products, we use and dispose of a number of substances, such as glue, oil, solvents and other petroleum products, as well as certain foam ingredients, that may subject us to regulation under numerous foreign, federal and state laws and regulations governing the environment. Among other laws and regulations, we are subject in the U.S. to the Federal Water Pollution Control Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act and related state and local statutes and regulations.

We are also subject to federal laws and regulations relating to international shipments, customs, and import controls. We may not be in complete compliance with all such requirements at all times, and if we are not in compliance with such requirements, we may be subject to penalties or fines, which could have an adverse impact on our financial condition and results of operations.

Our operations could also be impacted by a number of pending legislative and regulatory proposals to address greenhouse gas emissions in the U.S. and other countries. The U.S. and certain other countries have adopted international agreements such as the Paris Agreement on climate change that include commitments for companies to reduce greenhouse gas emissions. The State of California also is considering legislation requiring reporting on such emissions by companies selling products into that state. In addition, the potential for federal and state actions could increase costs associated with our manufacturing operations, including costs for raw materials, pollution control equipment and transportation. Because it is uncertain what laws will be enacted, we cannot predict the potential impact of such laws on our future consolidated financial condition, results of operations, or cash flows.

We are also subject to regulations and laws specifically governing the internet, e-commerce, electronic devices, and other services. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, electronic contracts and other communications, competition, consumer protection, trade and protectionist measures, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services or access to our facilities, the design and operation of websites and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the internet, e-commerce, digital content, and web services. Unfavorable regulations and laws could diminish the demand for, or availability of, our products and services and increase our cost of doing business.

Claims have been made against us for alleged violations of the Americans with Disabilities Act ("ADA") related to accessibility to our website by the blind. The law is unsettled as to which types of websites the ADA covers and what standards are applicable, but courts in certain jurisdictions have recognized these types of ADA claims. While we comply with industry standards and are continuing to significantly enhance our compliance efforts for making our website accessible to the blind, and regularly test our site for this purpose, we may be subject to such claims and, as a result, we may be required to expend resources in defense of these claims that could increase our cost of doing business.

We are also subject to various health and environmental provisions such as California Proposition 65 (the Safe Drinking Water and Toxic Enforcement Act of 1986). For example, previously we received a claim that one of our products did not have the proper label required by Proposition 65 warning of exposures to chemicals that cause cancer, birth defects or other reproductive harm. In that case, we resolved the claim by adding the required warning label. While we make efforts to comply with Proposition 65, in the future we may be subject to such claims and be required to expend resources defending these claims and complying with Proposition 65.

Regulatory requirements relating to the manufacture and disposal of mattresses may increase our product costs and increase the risk of disruption to our business.

The U.S. Consumer Product Safety Commission ("CPSC") and other jurisdictions have adopted rules relating to fire retardancy standards for the mattress industry. Some states and the U.S. Congress continue to consider fire retardancy regulations that may be different from or more stringent than the current standard. In addition, these regulations require manufacturers to implement quality assurance programs and encourage manufacturers to conduct random testing of products. These regulations also require maintenance and retention of compliance documentation. These quality assurance and documentation requirements are costly to implement and maintain. If any product testing, other evidence, or regulatory inspections yield results indicating that any of our products may not meet the flammability standards, we may be required to temporarily cease production and distribution or to recall products from the field, and we may be subject to fines or penalties, any of which outcomes could harm our business, reputation, sales, profitability, cash flows and financial condition.

The CPSC adopted new flammability standards and related regulations which became effective nationwide in July 2007 for mattresses and mattress and foundation sets. Compliance with these requirements has resulted in higher materials and manufacturing costs for our products and has required modifications to our information systems and business operations, further increasing our costs and negatively impacting our capacity. Some states and the U.S. Congress continue to consider fire retardancy regulations that may be different from or more stringent than the CPSC standard. Adoption of multi-layered regulatory regimes, particularly if they conflict with each other, could increase our costs, alter our manufacturing processes and impair the performance of our products which may have an adverse effect on our business.

California requires mattress retailers delivering mattresses via common carrier in California to offer to pick up their customers' old mattresses at no cost to the customer. Additionally, California, Rhode Island and Connecticut have all enacted laws requiring the recycling fees for mattresses discarded in their states. Also, we anticipate that Oregon's new mattress recycling law will go into effect in 2024. State and local sleep product industry regulations and regulatory proposals vary among the states in which we operate but generally impose or propose requirements as to the proper labeling of sleep product merchandise, restrictions regarding the identification of merchandise as "new" or otherwise, controls as to hygiene and other aspects of product handling, packaging, disposal, sales, resales and penalties for violations. We or our suppliers may be required to incur significant expense to the extent that these regulations change and require new and different compliance measures.

New legislation aimed at improving the fire retardancy of mattresses, regulating the handling of mattresses in connection with preventing or controlling the spread of bed bugs could be passed, or requiring the collection or recycling of discarded mattresses, could result in product recalls or in a significant increase in the cost of operating our business. In addition, failure to comply with these various regulations may result in penalties, the inability to conduct business as previously conducted or at all, or adverse publicity, among other things. Adoption of multi-layered regulatory regimes, particularly if they conflict with each other, could increase our costs, alter our manufacturing processes and impair the performance of our products which may have an adverse effect on our business. We are also subject to various health and environmental provisions such as 16 CFR Part 1633 (Standard for the Flammability (Open Flame) of Mattress Sets).

We could be subject to additional sales tax or other indirect tax liabilities.

The application of indirect taxes (such as sales and use tax, value-added tax ("VAT"), goods and services tax, business tax and gross receipt tax) to e-commerce businesses and to our users is a complex and evolving issue and we may be unable to timely or accurately determine our obligations with respect to such indirect taxes, if any, in various jurisdictions. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce.

An increasing number of states and foreign jurisdictions have considered or adopted laws or administrative practices, with or without notice, that impose additional obligations on remote sellers and online marketplaces to collect transaction taxes such as sales, consumption, value added, or similar taxes. Failure to comply with such laws or administrative practices or a successful assertion by such states or foreign jurisdictions requiring us to collect taxes where we did not, could result in substantial tax liabilities for past sales, as well as penalties and interest.

We are subject to sales tax or other indirect tax obligations as imposed by the various states in the United States. If the tax authorities in these jurisdictions were to challenge our filings or request an audit, our tax liability may increase. We are currently undergoing routine audits in a few states. Moreover, as a result of our Intellibed acquisition, we are now subject to Intellibed's sales tax or other indirect tax obligations and taxing authority challenges. Failure to properly identify and pay Intellibed's tax obligations could result in a significant negative impact.

We may be subject to laws, regulations, and administrative practices that require us to collect information from our customers, vendors, merchants, and other third parties for tax reporting purposes and report such information to various government agencies. The scope of such requirements continues to expand, requiring us to develop and implement new compliance systems. Failure to comply with such laws and regulations could result in significant penalties.

The U.S. Supreme Court ruling in *South Dakota v. Wayfair, Inc.*, No.17-494, reversed a longstanding precedent that remote sellers are not required to collect state and local sales taxes. We cannot predict the effect of these and other attempts to impose sales, income or other taxes on e-commerce. The Company currently collects and reports on sales tax in all states in which it does business. However, the application of existing, new or revised taxes on our business, in particular, sales taxes, VAT and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of selling products over the internet. The application of these taxes on our business could also create significant increases in internal costs necessary to capture data and collect and remit taxes. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.

We could be subject to additional income tax liabilities.

We are subject to federal and state income taxes in the U.S. tax laws, regulations, and administrative practices in the U.S. and in various state and local jurisdictions are subject to significant change or increase, and significant judgment is required in evaluating and estimating our provision and accruals for taxes. In addition, some states and cities require additional taxes or fees for the right to sell mattresses in their jurisdiction. While we have established reserves based on assumptions and estimates that we believe are reasonable to cover such taxes and fees, these reserves may prove to be insufficient.

Our determination of our tax liability is always subject to audit and review by applicable tax authorities. Any adverse outcome of any such audit or review could harm our business, and the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. Regardless of the outcome, responding to any such audit or review could cause us to incur significant costs and could divert resources away from our operations.

There are many transactions that occur during the ordinary course of business for which the ultimate tax liability is uncertain. Our effective tax rates could be affected by earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates, losses incurred in jurisdictions for which we are not able to realize the related tax benefit, changes in foreign currency exchange rates, entry into new businesses and geographies and changes to our existing businesses, acquisitions (including integrations) and investments, changes in the price of our securities, changes in our deferred tax assets and liabilities and their valuation, and changes in the relevant tax, accounting, and other laws, regulations, administrative practices, principles, and interpretations.

A number of U.S. states have attempted to increase corporate tax revenues by taking an expansive view of corporate presence to attempt to impose corporate income taxes and other direct business taxes on companies that have no physical presence in their state, and taxing authorities in other jurisdictions may take similar actions. Many U.S. states are also altering their apportionment formulas to increase the amount of taxable income or loss attributable to their state from certain out-of-state businesses. Further, we are required to pay sales and other taxes and fees to states where our products are warehoused before shipping or where Purple owned retail showrooms are located presently or in the future. If more taxing authorities are successful in applying direct taxes to internet companies that do not have a physical presence in their respective jurisdictions, this could increase our effective tax rate.

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, and the recently enacted Inflation Reduction Act of 2022 may adversely impact the Company and the value of shares of Class A common stock.

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of Class A common stock. In recent years, many changes to U.S. federal income tax laws have been proposed and, in some cases, enacted, and additional changes to U.S. federal income tax laws may continue to occur in the future. Additionally, states in which we operate or own assets may impose new or increased taxes.

In addition, the Inflation Reduction Act of 2022 was signed into law on August 16, 2022, and includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. Any of these or similar developments or changes in federal or state tax laws or tax rulings could adversely affect our operating results and holders of our Class A common stock.

Litigation related to the PRPLS issuance may adversely impact the Company.

On February 21, 2023, Coliseum filed a lawsuit in the Delaware Court of Chancery, captioned Coliseum Capital Management, LLC et al. v. Pano Anthos et al., Case No. 2023-0220-PAF (Del. Ch. Feb. 21, 2023), purporting to challenge the issuance of PRPLS and alleging that, among other things, the issuance of PRPLS deprived stockholders of a fair and democratic election of directors at the 2023 Annual Meeting, and other related allegations. Such litigation may require management to devote additional resources and attention that would otherwise be directed to our operations, and could delay the timing of the 2023 Annual Meeting.

Risks Relating to our Intellectual Property and Use of Technology

We may not be able to protect our product designs, brand, and other proprietary rights adequately, which could adversely affect our competitive position and reduce the value of our products and brands, and litigation to protect our intellectual property rights may be costly.

We attempt to strengthen and differentiate our product portfolio by developing new and innovative brands, product designs and functionality and materials for use in our products. We regard our trademarks, service marks, copyrights, patents, trade dress, trade secrets, proprietary technology, and similar intellectual property as critical to our success. We rely on intellectual property laws and trade secret protection to protect our proprietary rights. We also rely on contractual provisions such as confidentiality agreements, non-competition agreements and license agreements with our vendors, contractors, employees, customers, and others to protect our proprietary rights. If we are unable to enforce these contractual provisions for any reason, including the FTC's currently proposed ban on non-competition provisions, we may not be able to protect our proprietary rights adequately, which could result in a negative impact on our operations.

We own various U.S. and foreign patents and patent applications related to certain elements of the design and function of our products including mattresses, pillows, cushions and related products, as well as related to proprietary formulas and related technology for certain materials used in the manufacturing of our products. We own numerous registered and unregistered trademarks and trademark applications, as well as other intellectual property rights, including trade secrets, trade dress and copyrights, which we believe have significant value and are important to the marketing of our products. Our success will depend in part on our ability to protect our products, methods, processes and other technologies, to preserve our trade secrets, and to operate without infringing on the proprietary rights of third parties.

Despite our efforts, we may not be able to adequately protect or enforce our intellectual property and other proprietary rights. We have seen an increase in the number of counterfeit goods and products that infringe on our patents, trademarks and trade dress. We have increased our proactive policing of these counterfeit goods which has led to an increased cost of intellectual property enforcement, including a patent infringement case we have filed against Diamond Mattress Company, Inc. and the ongoing intellectual property action filed with the International Trade Commission. We anticipate our expenditures of financial and managerial resources in these and other potential litigations could be significant, depending on how they progress. These types of litigations could extend for months or years. There is no guarantee that any litigation will result in an outcome favorable to us, and even if we obtain favorable judgments, the prevalence of infringement or counterfeit goods could continue to cause harm to the business and diminish the value of our intellectual property.

Effective protection or enforcement of intellectual property rights may be unavailable or limited in the jurisdictions in which we do business. We also may be unable to acquire or maintain appropriate trademarks and domain names in all jurisdictions in which we do business. Furthermore, regulations governing domain names may not protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights. Third parties that license our proprietary rights also may take actions that diminish the value of our proprietary rights or reputation. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights. If we are unable to protect our proprietary rights adequately, it would have a negative impact on our operations.

We, or the owners of any intellectual property rights licensed to us, may be subject to claims that we or such licensors have infringed the proprietary rights of others, which could require us and our licensors to obtain a license or change designs.

As we continue to increase our innovations and create new products and technologies, and as we enter new product spaces, we may be limited by the intellectual property rights of others. We respect the intellectual property rights of others; however, our ability to innovate and increase our product footprint may be limited by the intellectual property rights of those other parties.

We have been subject to, and expect to continue to be subject to, claims and legal proceedings regarding alleged infringement by us of the intellectual property rights of third parties. Although we do not believe any of our products infringe upon the proprietary rights of others, there is no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or pursued against us or those from whom we have licenses or that any such assertions or prosecutions will not have a material adverse effect on our business. Regardless of whether any such claims are valid or can be asserted successfully, defending against such claims could cause us to incur costs and could divert resources away from our other activities. In addition, assertion of infringement claims could result in injunctions that prevent us from distributing our products. If any claims or actions are asserted against us or those from whom we have licenses, we may seek to obtain a license to the intellectual property rights that are in dispute. Such a license may not be available on reasonable terms, or at all, which could force us to change our designs.

Purple LLC has licensed certain intellectual property to EdiZONE, LLC ("EdiZONE"), which is owned by Tony and Terry Pearce, former members of our Board, via TNT Holdings, LLC ("TNT Holdings"), for the purpose of enabling EdiZONE to meet its contractual obligations to licensees of EdiZONE under contracts entered into years before the Business Combination, and some of those licensees are competitors of Purple LLC and have exclusivity rights that Purple LLC is required to observe.

Prior to the Business Combination, we also entered into an Amended and Restated Confidential Assignment and License Back Agreement with EdiZONE, an entity beneficially owned and controlled by the founders, Tony Pearce and Terry Pearce (former employees, directors and beneficial majority shareholders), through their ownership of TNT Holdings, pursuant to which EdiZONE transferred tangible and intellectual property to us and we licensed back to EdiZONE certain intellectual property previously licensed by EdiZONE to third parties prior to the Business Combination in order to enable EdiZONE to continue to meet certain pre-existing license obligations to those third parties. EdiZONE and the Pearces have agreed to not modify or extend these third-party licenses and to not enter new third-party licenses. As these third-party license obligations end, all rights under the license revert to the Company.

Among EdiZONE's previously entered into licenses of comfort-related intellectual property, as described above, one license includes exclusivity rights that may prohibit us from selling our existing mattresses or potentially new mattress products in the European Union. That risk may be addressed by redesign of the configuration of the Hyper-Elastic Polymer material in that geographic region by either using existing technologies already assigned by EdiZONE to Purple LLC or developing new technologies. Alternatively, that risk may not exist at all to the extent Purple LLC's current mattress products are the subject of expired patent rights licensed by that licensee or because Purple LLC is not the licensor. However, there can be no assurance that our future sales in the European Union, if any, will not be challenged by EdiZONE's licensee as a violation of the license agreement, or that any redesigned mattresses created by us will be successful in that market when we may enter it. If Purple LLC's activities are challenged by a licensee, Purple LLC has an indemnification obligation to EdiZONE and the Pearces, which may be an expense to the Company.

Purple LLC has obtained, with the cooperation of EdiZONE and the Pearces, the right at Purple LLC's expense to enforce its intellectual property rights against any of these licensees in the event they violate their licenses with EdiZONE or infringe on intellectual property owned by Purple LLC, provided that Purple LLC will indemnify EdiZONE and fund the expense of such enforcement. In the event such enforcement is deemed necessary by Purple LLC, Purple LLC may not be successful in any such efforts to enforce its intellectual property and other rights and this may harm our business.

While the current license back to EdiZONE, as amended following the Business Combination, is much narrower than the license that existed at the time of the Business Combination, EdiZONE's third-party licenses may lead to conflicts between us and EdiZONE. If conflicts do arise and are not properly addressed, disputes may occur which may be detrimental to the Company.

If we cannot keep pace with rapid technological developments to provide new and innovative programs, products and services, the use of our products and our revenues could decline.

Rapid, significant technological changes continue to confront the industries in which we operate. We cannot predict the effect of technological changes on our business. We expect that new services and technologies applicable to the industries in which we operate will continue to emerge. These new services and technologies may be superior to, or render obsolete, the technologies we currently use in our products and services. Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and ultimately may not be successful. In addition, our ability to adopt new services and develop new technologies may be inhibited by industry-wide standards, new laws and regulations, resistance to change from clients or merchants, or third parties' intellectual property rights. Our success will depend on our ability to develop new technologies and adapt to technological changes and evolving industry standards.

Our business and our reputation could be adversely affected by the failure to protect sensitive employee, customer and consumer data, or to comply with evolving regulations relating to our obligation to protect such data.

In the ordinary course of our business, we collect and store certain personal information from individuals, such as our customers and suppliers, and we process customer payment card and check information for purchases via our website. In addition, we may share with third-parties personal information we have collected. Cyber-attacks designed to gain access to sensitive information by breaching security systems of large organizations leading to unauthorized release of confidential information have occurred at a number of major U.S. companies despite widespread recognition of the cyber-attack threat and improved data protection methods. Computer hackers may attempt to penetrate our computer system or the systems of third-parties with which we have shared personal information and, if successful, misappropriate personal information, payment card or check information or confidential Company business information. In addition, a Company employee, contractor or other third party with whom we do business may attempt to circumvent our security measures in order to obtain such information and may purposefully or inadvertently cause a breach involving such information. Breaches involving any such information could be more likely to the extent we have any material weakness in internal control over financial reporting related to information technology general controls in the areas of user access and segregation of duties related to certain IT systems that support the Company's financial reporting processes.

We and third-parties with which we have shared personal information have been subject to attempts to breach the security of networks, IT infrastructure, and controls through cyber-attack, malware, computer viruses, social engineering attacks, ransomware attacks, and other means of unauthorized access. For example, in 2022, we experienced a spear-phishing attack that resulted in the unauthorized change to a significant vendor's bank account to which we made payments that were lost in part until the scheme was discovered. We expect that this attack will result in costs to us of up to $250,000. We anticipate that we may, in the future, continue to be subject to these and similar cyber threats. A breach of systems resulting in the unauthorized release of sensitive data could also adversely affect our reputation and lead to financial losses from remedial actions or potential liability, possibly including punitive damages, and could also materially increase the costs we already incur to protect against these risks. In addition, cyber-attacks, such as ransomware attacks, if successful, could interfere with our ability to access and use systems and records that are necessary to operate our business. Such attacks could materially adversely affect our reputation, relationships with customers, and operations and could require us to expend significant resources to resolve such issues. We continue to balance the additional risk with the cost to protect us against a breach. Additionally, while losses arising from a breach may be covered in part by insurance that we carry, such coverage may not be adequate for liabilities or losses actually incurred.

We may be subject to data privacy and data breach laws in the states in which we do business, and as we expand into other countries, we may be subject to additional data privacy laws and regulations. In many states, state data privacy laws (such as the California Consumer Privacy Act), including application and interpretation, are rapidly evolving. The rapidly evolving nature of state and federal privacy laws, including potential inconsistencies between such laws and uncertainty as to their application, adds additional compliance costs and increases our risk of non-compliance. While we attempt to comply with such laws, we may not be in compliance at all times in all respects. Failure to comply with such laws may subject us to fines, administrative actions, and reputational harm.

Risks Relating to our Organizational Structure

The market price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above your purchase price.

The market price of our stock has historically experienced high levels of volatility. If you purchase shares of our Class A common stock, you may not be able to resell those shares at or above your purchase price. The market price of our Class A common stock has fluctuated and may fluctuate significantly in response to numerous factors, some of which are beyond our control and may not be related to our operating performance, including but not limited to:

- announcements of new offerings, products, services or technologies, commercial relationships, acquisitions, or other events by us or our competitors;

- price and volume fluctuations in the overall stock market from time to time;

- significant volatility in the market price and trading volume of companies in our industry;

- fluctuations in the trading volume of our shares or the size of our public float;

- actual or anticipated changes or fluctuations in our results of operations;

- whether our results of operations meet the expectations of securities analysts or investors;

- actual or anticipated changes in the expectations of investors or securities analysts;

- litigation involving us, our industry, or both;

- regulatory developments in the United States, foreign countries, or both;

- general or industry economic conditions and trends;

- terrorist attacks, political upheaval, natural disasters, public health crises, or other major catastrophic events;

- sales of large blocks of our common stock;

- departures of key employees;

- an adverse impact on us from any of the other risks cited herein; or

- unsolicited takeover bids and proposals.

In addition, if the stock market for companies in our industry or related industries, or the stock market generally, experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, financial condition or results of operations. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. The trading price of our Class A common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our core business, and adversely affect our business.

Anti-takeover provisions in our Second Amended and Restated Certificate of Incorporation, our Second Amended and restated Bylaws as well as provisions of Delaware law and our Rights Agreement, contain anti-takeover provisions, any of which could delay or discourage a merger, tender offer, or assumption of control of the Company not approved by our Board of Directors that some stockholders may consider favorable.

Provisions of Delaware law, our Second Amended and Restated Certificate of Incorporation, and our Second Amended and Restated Bylaws and our Rights Agreement could hamper a third party's acquisition of us, or discourage a third party from attempting to acquire control of us. You may not have the opportunity to participate in these transactions. These provisions could also limit the price that investors might be willing to pay in the future for equity interests in the Company. These provisions include:

- the right of our Board to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on our Board;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

- a prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may only be called by members of our Board, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

- the requirement that changes or amendments to certain provisions of our certificate of incorporation or bylaws must be approved by holders of at least two-thirds of our common stock; and

- advance notice procedures that stockholders must comply with in order to nominate candidates to our Board or to propose matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

In December 2022, we amended our bylaws to add requirements relating to stockholder nominations of directors, including a requirement that stockholder nominees complete a written questionnaire and that stockholder nominees make themselves available for interviews by our Board upon request.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain transactions with stockholders owning 15% or more of our outstanding voting stock or require us to obtain stockholder approval prior to engaging in such transactions. Coliseum collectively holds approximately 44.7% of our outstanding voting stock. Any delay or prevention of a change in control transaction or changes in our Board could adversely affect our ability to execute transactions that are needed to carry out our operations and growth strategies and cause the market price of our common stock to decline.

Further, on September 25, 2022, we adopted the Rights Agreement. The intent of the Rights Agreement is to protect our stockholders' interests by encouraging anyone seeking control of our Company to negotiate with our Board. However, the Rights Agreement could make it more difficult for a third party to acquire us without the consent of our Board, even if doing so may be beneficial to our stockholders. The Rights Agreement may discourage, delay or prevent a tender offer or takeover attempt, including offers or attempts that could result in a premium over the market price of our common stock. The Rights Agreement could reduce the price that stockholders might be willing to pay for shares of our common stock in the future. The anti-takeover provisions of the Rights Agreement may entrench management and make it more difficult to replace management even if the stockholders consider it beneficial to do so.

On February 14, 2023, the Board's Special Committee announced a dividend of one new PRPLS for each 100 shares of Class A common stock or Class B common stock, with each PRPLS having 10,000 votes. Holders of PRPLS are entitled to allocate votes in director elections on a cumulative basis and accordingly will have the opportunity for proportional representation. With the issuance of PRPLS, all shareholders, including those not affiliated with Coliseum, will be able to cumulate their PRPLS votes on director candidates they feel will best represent the interests of all shareholders. The PRPLS enable shareholders who are not affiliated with CCM to choose and elect as many as 55% of the directors on the Board. However, the issuance of PRPLS has been challenged in court by Coliseum, and there is no guarantee that Coliseum will not prevail.

Provisions in our Second Amended and Restated Certificate of Incorporation could make it very difficult for an investor to bring any legal actions against us and our directors or officers and could require us to pay any amounts incurred by our directors or officers in any such actions.

Our Second Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by law, our directors shall not be personally liable for monetary damages for breach of fiduciary duties. Our Second Amended and Restated Certificate of Incorporation also allows us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. Additionally, we sign indemnification agreements with our directors and officers that provide them with similar indemnification rights. This means that if you were able to enforce an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial condition, results of operations and cash flows, and adversely affect the value of our business.

Provisions in our Second Amended and Restated Certificate of Incorporation may limit our stockholders' ability to obtain a favorable judicial forum.

Our Second Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents. It also provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim for or based on a breach of duty or obligation owed by any current or former director, officer or employee of ours to us or to our stockholders, including any claim alleging the aiding and abetting of such a breach; any action asserting a claim against us or any current or former director, officer or employee of ours arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws; or any action asserting a claim related to or involving us that is governed by the internal affairs doctrine. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, (the "Securities Act") or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers or employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Future sales of our Class A common stock in the public market may depress our share price.

Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities or other securities convertible into or exchangeable for equity securities, regardless of whether there is any relationship between such sales and the performance of our business. As of February 28, 2023, we had 104,780,323 shares of Class A common stock outstanding, held by approximately 87 stockholders of record, all of which shares were, and continue to be, eligible for sale in the public market, subject in some cases to compliance with the requirements of Rule 144, including the volume limitations and manner of sale requirements. The market price of our Class A common stock could decline as a result of sales by a few large stockholders, such as Coliseum, in the market or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Our stockholders may experience substantial dilution in the value of their investment or may otherwise have their interests impaired if we issue additional shares of our capital stock.

Our charter allows us to issue up to 300 million shares of our Common Stock, including 210 million shares of Class A common stock and 90 million shares of Class B common stock, and up to five million shares of undesignated preferred stock, par value $0.0001 per share. For example, in February 2023 we issued 13,400,000 shares of Class A common stock. To raise additional capital, we may in the future sell additional shares of our Class A common stock or other securities convertible into or exchangeable for our Class A common stock at prices that are lower than the prices paid by existing stockholders, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders, which could result in substantial dilution to the interests of existing stockholders.

Pursuant to our Second Amended and Restated Certificate of Incorporation, the Board may authorize the issuance of up to five million shares of preferred stock at any time and from time to time, with such terms and preferences as the Board determines and without any stockholder approval other than as may be required by NASDAQ Global Market rules. The issuance of such shares of preferred stock could dilute the interest of, or impair the voting power of, our common stockholders. The issuance of such preferred stock could also be used as a method of discouraging, delaying, or preventing a change of control.

Our only significant asset is our ownership of Purple LLC and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our Class A common stock or satisfy our other financial obligations, including our obligations under the Tax Receivable Agreement.

We are a holding company and do not directly own any operating assets other than our ownership of interests in Purple LLC. We depend on Purple LLC for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, to pay any dividends, and to satisfy our obligations under the Tax Receivable Agreement. The earnings from, or other available assets of, Purple LLC may not be sufficient to make distributions or pay dividends, pay expenses or satisfy our other financial obligations, including our obligations under the Tax Receivable Agreement. Moreover, our debt covenants may not allow us to pay dividends.

We do not anticipate paying any cash dividends in the foreseeable future.

We intend to retain future earnings, if any, for use in the business or for other corporate purposes and do not anticipate that cash dividends with respect to our Class A common stock will be paid in the foreseeable future. Any decision as to the future payment of dividends will depend on our results of operations, financial position and such other factors as our Board, in its discretion, deems relevant. Moreover, our debt covenants may not allow us to pay dividends. As a result, capital appreciation, if any, of our Class A common stock will be a stockholder's sole source of gain for the foreseeable future.

Our level of indebtedness and related covenants could limit our operational and financial flexibility and significant adversely affect our business if we breach such covenants and default on such indebtedness.

As of March 21, 2023, Purple LLC had no debt outstanding under the 2020 Credit Agreement. Under the 2020 Credit Agreement, we are subject to a number of affirmative and negative covenants, including covenants regarding dispositions of property, investments, forming or acquiring subsidiaries, business combinations or acquisitions, incurrence of additional indebtedness, and transactions with affiliates, among other customary covenants, subject to certain exceptions. In particular, we are (i) subject to annual capital expenditure limits that can be adjusted based on the Company achieving certain Net Leverage Ratio thresholds as provided in the 2020 Credit Agreement, (ii) restricted from incurring additional debt up to certain amounts, subject to limited exceptions, as set forth in the Credit Agreement, and (iii) maintain minimum Consolidated Net Leverage Ratio and Fixed Charge Coverage Ratio (as those terms are defined in the Credit Agreement) thresholds at certain measurement dates. Purple LLC is also restricted from paying dividends or making other distributions or payments on its capital stock, subject to limited exceptions.

These restrictions may prevent us from taking actions that we believe would be in the best interests of the business and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. If we determine that we need to take any action that is restricted under the 2020 Credit Agreement, we will need to first obtain a waiver from the Institutional Lenders. Obtaining such waivers, if needed, may impose additional costs on the Company or we may be unable to obtain such waivers. Our ability to comply with these restrictive covenants in future periods will largely depend on our ability to successfully implement our overall business strategy. The breach of any of these covenants or restrictions could result in a default, which could result in the acceleration of our outstanding debt. In the event of an acceleration of such debt, we could be forced to apply all available cash flows to repay such debt, which could also force us into bankruptcy or liquidation.

In the past, we have been required to negotiate with our lenders to obtain amendments to the 2020 Credit Agreement to avoid non-compliance with certain of our covenants under the 2020 Credit Agreement. For example, on February 28, 2022, prior to the covenant compliance certification date under the 2020 Credit Agreement, we entered into the first amendment of the 2020 Credit Agreement. The amendment contains a covenant waiver period such that the net leverage ratio and fixed charge coverage ratio will not be tested for the fiscal quarter ended December 31, 2021 through the fiscal quarter ended June 30, 2022. Other changes in the amendment include modification of leverage ratio and fixed charge coverage definitions and thresholds, the addition of minimum liquidity requirements with mandatory prepayments of the revolving loan if cash exceeds $25.0 million, new weekly and monthly reporting requirements, limits on the amount of capital expenditures, including expenditures for acquisitions of other business or technologies, the addition of a lease incurrence test for opening additional showrooms, and additional negative covenants during a covenant amendment period that will extend into 2023 until certain conditions are met. The additional negative covenants during the covenant amendment period include additional restrictions on certain consolidations, mergers, acquisitions, asset sales, statutory divisions, liens, indebtedness, investments, guaranty obligations, and restricted payments

On February 17, 2023, we entered into the fifth amendment to the Credit Agreement. The fifth amendment reduced our credit availability to a $50 million revolving line of credit. The fifth amendment provides that the maximum leverage ratio covenant will not be tested for the first and second quarters of 2023, and revises the ratio to 4.50x for the third quarter of 2023 and 3.00x for the fourth quarter of 2023 and thereafter. In addition, the minimum fixed charge coverage ratio covenant will also not be tested for the first and second quarters of 2023, and revised to 1.50x for the third and fourth quarters of 2023, and 2.00x for the first quarter of 2024 and thereafter. Other changes in the fifth amendment include new minimum EBIDTA covenants requiring we pass a minimum EBITDA test, limits on growth capital expenditures, and restricts the number of Purple owned retail showrooms we can open in 2023, 2024 and 2025. Our 2020 Credit Agreement, as amended, can be found as an exhibit to our Current Report on Form 8-K filed with the SEC on February 21, 2023.

To the extent that future or additional waivers and amendments are necessary, there can be no guarantee that we will be able to obtain waivers or further amendments from the lenders under the 2020 Credit Agreement if, in the future, we are unable to comply with the covenants and other terms of the 2020 Credit Agreement. Our failure to satisfy the required conditions under the amendments or maintain compliance with the financial and performance covenants under the 2020 Credit Agreement could result in a default, which would adversely affect our financial condition and results of operations, including as a result of acceleration of our outstanding debt. In addition, any default under the 2020 Credit Agreement would adversely affect our ability to obtain alternative financing, and significantly limit our ability to execute on our business strategies.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our Class A common stock as to distributions and in liquidation, which could negatively affect the value of our Class A common stock.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is unsecured or secured by up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured notes, preferred stock, hybrid securities or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt would receive distributions of our available assets before distributions to holders of our Class A common stock, and holders of securities senior to the Class A common stock would receive distributions of our available assets before distributions to the holders of our Class A common stock. Because our decision to incur debt and issue securities in future offerings may be influenced by market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings or debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

Tax Risks Relating to our Structure

Although we may be entitled to tax benefits relating to additional tax depreciation or amortization deductions as a result of the tax basis step-up we receive in connection with the exchanges of Class B Units and shares of Class B Stock into our Class A common stock and related transactions, we will be required to pay InnoHold 80% of these tax benefits under the Tax Receivable Agreement.

Owners of Class B Units and shares of Class B common stock may, subject to certain conditions and transfer restrictions, exchange their Class B Units and shares of Class B common stock (together with an equal number of Class B Units, the "Paired Securities") for shares of Class A common stock pursuant to an exchange agreement, dated February 2, 2018, with Purple LLC, InnoHold and the Class B Unit holders who became a party thereto (the "Exchange Agreement"). The deemed exchanges in the Business Combination and any exchanges pursuant to the Exchange Agreement are expected to result in increases in our allocable share of the tax basis of the tangible and intangible assets of Purple LLC. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of income or franchise tax that we would otherwise be required to pay in the future, although the Internal Revenue Service or any applicable foreign, state or local tax authority may challenge all or part of that tax basis increase, and a court could sustain such a challenge. As of December 31, 2022, there have been 43.6 million exchanges of Class B Units and shares of Class B common stock for shares of Class A common stock, in addition to the deemed exchanges that occurred in connection with the Business Combination.

In connection with the Business Combination, we entered into the Tax Receivable Agreement, which generally provides for the payment by us to InnoHold of 80% of certain tax benefits, if any, that we realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the Tax Receivable Agreement, including income or franchise tax benefits attributable to payments under the Tax Receivable Agreement. These payment obligations pursuant to the Tax Receivable Agreement are the obligation of the Company and not of Purple LLC. The actual increase in our allocable share of the Company's tax basis in its assets, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the market price of shares of our common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of our income. For example, in January 2023 we paid $0.3 million to InnoHold under the Tax Receivable Agreement. As of December 31, 2022, the Company's preliminary estimate of the liability under the Tax Receivable Agreement resulting from the deemed exchanges that occurred in connection with the Business Combination and subsequent exchanges of 43.6 million Paired Securities as of December 31, 2022 was approximately $168.8 million. The Company determined the likelihood of a future Tax Receivable Agreement liability was not probable and therefore no liability has been recorded. To the extent the Company realizes tax benefits in future years, or in the event of a change in future tax rates, or if payments under the Tax Receivable Agreement are required to be accelerated, this liability may increase.

Because not all of the relevant factors described above are known at this time with respect to the exchanges that have occurred, and none of the relevant factors are known with respect to 0.4 million future exchanges (whether this year or in subsequent years), except as estimated above, we cannot yet with certainty determine the final amounts that will be payable under the Tax Receivable Agreement. However, as a result of the size and frequency of the exchanges and the resulting increases in the tax basis of the tangible and intangible assets of Purple LLC, the payments under the Tax Receivable Agreement will be substantial and could have a material adverse effect on our financial condition. The payments under the Tax Receivable Agreement are not conditioned upon continued ownership of the Company by the holders of Class B Units.

InnoHold will not be required to reimburse us for any excess payments that may previously have been made under the Tax Receivable Agreement, for example, due to adjustments resulting from examinations by taxing authorities. Rather, excess payments made to such holders will be netted against payments otherwise to be made, if any, after the determination of such excess. As a result, in certain circumstances we could make payments under the Tax Receivable Agreement in excess of our actual income or franchise tax savings, if any, and we may not be able to recoup such excess, which could materially impair our financial condition and adversely affect our liquidity.

If all of the 0.4 million Paired Securities outstanding as of December 31, 2022 were exchanged for shares of Class A common stock pursuant to the Exchange Agreement, and the fair market value of the Class A common stock at the time of such exchange were equal to $4.32 per share (the closing price of a share of our Class A common stock on February 28, 2023), our aggregate liability under the Tax Receivable Agreement would not increase from the estimated $168.8 million liability described above, with the amount payable in estimated annual amounts ranging from $0.0 million to $18.7 million over a 20-year period. The foregoing estimate of our aggregate liability is based on certain assumptions, including that there are no changes in relevant tax law, that we are able to fully depreciate or amortize our assets, and that we recognize taxable income sufficient to realize the full benefit of the increased depreciation and amortization of our assets in each of the tax years. These assumptions may not be accurate with respect to all or any exchanges of Paired Securities for Class A common stock. As a result, the amount and timing of our actual aggregate liability under the Tax Receivable Agreement may differ materially from our estimates depending on a number of factors, including those described above and elsewhere in this Annual Report on Form 10-K.

In certain cases, payments under the Tax Receivable Agreement may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that, in the event that we exercise our right to early termination of the Tax Receivable Agreement, or in the event of a change of control of the Company or we are more than 90 days late in making of a payment due under the Tax Receivable Agreement, the Tax Receivable Agreement will terminate, and we will be required to make a lump-sum payment to InnoHold equal to the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to our future taxable income. We estimate the potential lump-sum payment to be approximately $108.5 million as of February 28, 2023. This potential early termination payment can be significantly impacted by the discounted interest rate at the time of termination. The change of control payment to InnoHold and the other owners could be substantial and could exceed the actual tax benefits that we receive as a result of acquiring units from other owners of Purple LLC because the amounts of such payments would be calculated assuming that we would have been able to use the potential tax benefits each year for the remainder of the amortization periods applicable to the basis increases, and that tax rates applicable to us would be the same as they were in the year of the termination. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control due to the additional transaction cost a potential acquirer may attribute to satisfying such obligations. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Decisions made in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by InnoHold under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner's tax liability without giving rise to any rights of InnoHold to receive payments under the Tax Receivable Agreement.

Even in the absence of an early termination of the Tax Receivable Agreement, change of control of the Company or a payment that is more than 90 days late under the Tax Receivable Agreement, there may be a material negative effect on our liquidity if the payments under the Tax Receivable Agreement exceed the actual income or franchise tax savings that we realize in respect of the tax attributes subject to the Tax Receivable Agreement or if distributions to us by Purple LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid taxes and other expenses. Furthermore, our obligations to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are deemed realized under the Tax Receivable Agreement. We may need to incur additional indebtedness to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise which may have a material adverse effect on our financial condition. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

We may not be able to realize all or a portion of the tax benefits that are expected to result from the acquisition of Units from Purple LLC Class B Unitholders.

Pursuant to the Tax Receivable Agreement, the Company will share tax savings resulting from (A) the amortization of the anticipated step-up in tax basis in Purple LLC's assets as a result of (i) the Business Combination and (ii) the exchange of (a) the Class B Units and (b) the Class B common stock, in each case that were received in connection with the Business Combination, for shares of Class A common stock pursuant to the Exchange Agreement and (B) certain other related transactions with InnoHold in connection with the Business Combination. The amount of any such tax savings attributable to the payment of cash to InnoHold in connection with the Business Combination and the exchanges contemplated by the Exchange Agreement will be paid 80% to InnoHold and other owners of such securities and retained 20% by the Company. Our ability to realize, and benefit from, these tax savings depends on a number of assumptions, including that we will earn sufficient taxable income each year during the period over which the deductions arising from any such basis increases and payments are available and that there are no adverse changes in applicable law or regulations. If our actual taxable income were insufficient to fully utilize such tax benefits or there were adverse changes in applicable law or regulations, we may be unable to realize all or a portion of these expected benefits and our cash flows and stockholders' equity could be negatively affected.

Unanticipated changes in effective tax rates, including as a result of new tax jurisdictions, or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

● changes in the valuation of our deferred tax assets and liabilities;

● expected timing and amount of the release of any tax valuation allowances;

● tax effects of stock-based compensation;

● costs related to intercompany restructurings; and

● the addition of new tax jurisdictions or changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 and related provisions of the Internal Revenue Code of 1986, as amended (the "Code"), if a corporation undergoes an "ownership change" generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period), the corporation's ability to use its pre-change net operating loss carryforwards ("NOLs") and other pre-change tax attributes to offset its post-change income may be limited. If finalized, Treasury Regulations currently proposed under Section 382 of the Code may further limit our ability to utilize our pre-change NOLs or other tax attributes if we undergo a future ownership change. Thus, our ability to utilize carryforwards of our net operating losses, including net operating losses acquired from the Intellibed acquisition, and other tax attributes to reduce future tax liabilities may be substantially restricted. As of December 31, 2022, we have not completed a Section 382 analysis and an ownership change may have occurred. There may be significant annual limitations on the NOLs and other tax attributes. Until an analysis is completed, there can be no assurance that the existing net operating loss carry-forwards or credits are not subject to significant limitation. In addition, we may experience ownership changes in the future which could further limit our existing NOLs.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We lease three manufacturing facilities in Grantsville, Utah, Salt Lake City, Utah and McDonough, Georgia, which manufacture Purple products. These factories have a total of 1.5 million square-feet (35 acres under roof), including approximately 574,000 square-feet at our Grantsville, Utah facility, 844,000 square feet at our McDonough, Georgia facility and 67,000 square feet at our Salt Lake City, Utah facility. We believe our Georgia location, our first manufacturing plant outside of Utah, serves our customers on the east coast more efficiently. Our facility in Salt Lake City was acquired in the Intellibed acquisition in August 2022. We also lease a building in Alpine, Utah that has previously served as a production facility. The lease for this facility terminates in September 2023 and the production capabilities have been transferred to our other manufacturing facilities in Grantsville and McDonough. The Alpine location currently serves as our temporary center for innovation. We also lease approximately 58,000 square-feet of office space in Lehi, Utah for our corporate headquarters and approximately 61,000 square-feet of space in Draper, Utah which we plan will become our permanent innovation center. We have 55 Purple owned retail showrooms under lease with ten located in California, six in Texas, five in Utah and 34 located in 21 other states throughout the United States.

Item 3. Legal Proceedings

Information regarding legal proceedings can be found in Note 14, "Commitments and Contingencies," and Note 22, "Subsequent Events," of the Notes to the Consolidated Financial Statements, included in Part II, ITEM 8 of this Report, "Financial Statements and Supplementary Data," and is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Our Class A common stock is listed on the Nasdaq Global Market under the symbol "PRPL". As of March 20, 2023, there were approximately 95 holders of record of shares of our Class A common stock and 14 holders of record of shares of our Class B common stock. Our Class B common stock is not listed or quoted on any exchange and is not transferrable by the holders, subject to certain limited exceptions. This number does not include stockholders for which shares are held in "nominee" or "street" name.

We have not paid any cash dividends on our common stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements, general financial condition, our compliance with restrictive covenants in the 2020 Credit Agreement and other future indebtedness that we may incur, opportunities to invest in future growth initiatives, and the discretion of our Board at such time. Our Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future.

Comparative Stock Performance

The following graph illustrates the cumulative total return over the last five years from February 2, 2018 through December 31, 2022, for (i) our Class A common stock, (ii) the Standard and Poor's (S&P) 500 Home Furnishings Index, and (iii) the Nasdaq Stock Market (U.S.) Index. The graph assumes $100 was invested on February 2, 2018 in each of our Class A common stock, the S&P 500 Home Furnishings Index, and the Nasdaq Stock Market (U.S.) Index, and that any dividends were reinvested. The comparisons reflected in the graph are not intended to forecast the future performance of our stock and may not be indicative of our future performance. The graph and related information shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act or Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.


COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
AMONG PURPLE INNOVATION, INC., S&P 500 HOME FURNISHINGS INDEX
AND THE NASDAQ STOCK MARKET (U.S.) INDEX
$350
$300
$250
$200
$150
$100
$50
$-
2/2/18
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22
Purple Innovation, Inc.
S&P 500 Home Furnishings Index
The Nasdaq Stock Market (U.S.) Index

	02/02/18	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
Purple Innovation, Inc.	$ 100.00	$ 59.49	$ 87.98	$ 332.73	$ 134.04	$ 48.38
S&P 500 Home Furnishings Index	100.00	52.53	66.51	63.88	72.53	40.70
The Nasdaq Stock Market (U.S.) Index	100.00	91.64	123.91	177.99	216.06	144.55

Recent Sales of Unregistered Securities

Coliseum Private Placement

Pursuant to that certain Subscription Agreement dated February 1, 2018 between the Company and certain investment funds and vehicles affiliated with or managed by Coliseum, Coliseum holds certain contractual preemptive rights relating to the sale of shares of our Class A common stock, including the shares of Class A common stock sold in the February 2023 public offering described above. Coliseum currently holds approximately 44.7% of our outstanding voting power. On February 8, 2023, we agreed with Coliseum that, contingent upon the underwriters in the February 2023 public offering exercising their option to purchase additional shares of our Class A common stock, we may sell to Coliseum up to its pro rata share of the Class A common stock sold pursuant to such option in a concurrent private placement at the public offering price of $4.50 per share (the "Coliseum Private Placement"). This would result in an aggregate of up to approximately 1,610,317 shares of our Class A common stock purchased by Coliseum in the Coliseum Private Placement, which amount would be in addition to the shares sold in the February 2023 public offering and pursuant to the underwriters' option to purchase additional shares. We estimate that the net proceeds from the Coliseum Private Placement, if Coliseum purchases its pro rata share in full, will be approximately $7.2 million.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Annual Report on Form 10-K, including the Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "momentum," "seeks," "estimates," "continues," "endeavors," "strives," "may," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses (including the discussion under the heading "Outlook for Growth"), and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those under "Part I, Item 1A. Risk Factors," and elsewhere herein. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

The following discussion is intended to provide a more comprehensive review of the operating results and financial condition of Purple than can be obtained from reading the consolidated financial statements alone. The discussion should be read in conjunction with the consolidated financial statements and the notes thereto included in "Part II Item 8. Financial Statements."

Overview of Our Business

Our mission is to help people feel and live better through innovative comfort solutions.

We began as a digitally-native vertical brand founded on comfort product innovation with premium offerings, and are now omni-channel. We design and manufacture a variety of innovative, branded and premium comfort products, including mattresses, pillows, cushions, bases, sheets, duvets, duvet covers and other products. Our products are the result of over 30 years of innovation and investment in proprietary and patented comfort technologies and the development of our own manufacturing processes. Our proprietary Hyper-Elastic Polymer gel technology underpins many of our comfort products and provides a range of benefits that differentiate our offerings from other competitors' products. We market and sell our products through direct-to-consumer e-commerce and Purple owned retail showrooms (collectively "DTC"), online marketplaces, and retail wholesale partners.

Organization

The Company consists of Purple Inc. and its consolidated subsidiary, Purple LLC. Purple Inc. was incorporated in Delaware on May 19, 2015 as a special purpose acquisition company under the name of GPAC. On February 2, 2018, we consummated a transaction structured similar to a reverse recapitalization (the "Business Combination") pursuant to which Purple Inc. acquired an equity interest in Purple LLC and became its sole managing member. As the sole managing member of Purple LLC, Purple Inc., through its officers and directors, is responsible for all operational and administrative decision making and control of the day-to-day business affairs of Purple LLC without the approval of any other member. At December 31, 2022, Purple Inc. had a 99.5% economic interest in Purple LLC while other Class B unit holders had the remaining 0.5%.

On August 31, 2022, we acquired all the issued and outstanding stock of Intellibed, which is now a wholly owned subsidiary of Purple LLC. For further discussion see Recent Developments in Our Business — *Acquisition* below.

Executive Summary – Results of Operations

Net revenues decreased 20.7% to $575.7 million for the year ended December 31, 2022 compared to $726.2 million for the year ended December 31, 2021 and decreased 11.2% compared to $648.5 million for the year ended December 31, 2020. These decreases were primarily due to post-Covid changing demand for home related products as consumer spending shifted towards services and experiences, the negative effect of inflationary pressures on consumer discretionary spending and our intentional reduction in advertising spend.

Gross profit decreased 28.6% to $210.6 million in 2022 compared to $295.0 million in the prior year due primarily to the decrease in sales volume. The gross profit percentage in 2022 was 36.6% as compared to 40.6% in 2021. Our gross profit percentage was adversely impacted by elevated levels of materials, labor and freight costs, lower demand levels and a shift in revenue to our wholesale channel, which carries a lower average selling price than sales from our DTC channel. In addition, our efficiency and cost reduction initiatives, including greater balancing of production and fulfillment operations between facilities, were initiated in the first half of fiscal 2022 and did not become fully impactful until the second half of the year.

Operating expenses decreased 21.2% to $250.8 million in 2022 compared to $318.3 million in the prior year. This decrease primarily reflected the impact of reduced advertising spend, workforce reductions and the implementation of other cost-saving measures.

Other income was $163.2 million in 2022 compared to $26.0 million in 2021. For similar reasons that led to the recording of a full valuation allowance on our deferred tax assets, we evaluated the probability of amounts being owned pursuant to the Tax Receivable Agreement and determined the likelihood of a future liability was not probable. As result, we reduced the Tax Receivable Agreement liability to zero at December 31, 2022. As a result, we recognized tax receivable agreement income of $162.0 million in our consolidated statement of operations for the year ended December 31, 2022.

Income tax expense was $212.9 million in 2022 compared to an income tax benefit of $1.2 million in 2021. Based on available evidence, we concluded it was more likely than not that our deferred tax assets would not be realized and that a full valuation allowance for deferred tax assets was appropriate. In 2022, tax expense included $213.5 million related to the increase in our valuation allowance against deferred tax assets.

The net loss attributable to us was $89.7 million in 2022 as compared to net income attributable to us of $4.0 million in 2021. The net loss reflected an operating loss of $40.3 million, other income of $163.2 million and income tax expense of $212.9 million.

Recent Developments in Our Business

Acquisition

On August 31, 2022, we acquired Intellibed, a premium sleep and health wellness company, offering gel-based mattresses scientifically designed for maximum back support, spinal alignment and pressure point relief. We believe that the addition of Intellibed will increase product offerings to customers, expand market opportunities (particularly into the luxury mattress category), capitalize on synergies of the combined companies, and increase opportunities for innovation. In addition, the acquisition allowed us to consolidate ownership of our intellectual property licensed to Intellibed and more fully capitalize on growing demand for products with gel technologies. The total purchase consideration for the acquisition was $28.3 million, which primarily consisted of approximately 8.1 million shares of Class A Stock. In addition, the Intellibed securityholders are entitled to receive an additional 1.5 million shares of Class A common stock if the closing price does not equal or exceed $5.00 for at least ten trading days over any period of 30 consecutive trading days during the period beginning on the six-month anniversary of the closing date and ending on the 18 month anniversary of the closing date. Also, 0.5 million shares of Class A common stock and $1.7 million are being held in an escrow fund for the purposes of satisfying potential indemnification and other obligations of the securityholders of Intellibed for up to 12 months following the closing. Purchase consideration also included the fair value of 0.5 million shares of Class A common stock held in escrow pending resolution of net working capital adjustments and general representation and warranty provisions of the agreement, the fair value of contingent consideration of 1.5 million shares of Class A common stock issuable to Intellibed securityholders depending upon the price of the Class A common stock over the next 18 months, $1.4 million gain related to the fair value of a preexisting legal matter that was effectively settled on the acquisition date, and $0.9 million related to the fair value of other items.

Coliseum Capital Management, LLC Proposal

On September 17, 2022, we received an unsolicited and non-binding proposal from Coliseum to acquire the remaining outstanding shares of Class A common stock and Class B common stock not already beneficially owned by Coliseum for $4.35 per share in cash. At the time of the offer, Coliseum beneficially owned approximately 44.7% of our outstanding common stock. The Coliseum proposal was conditioned upon the transaction being (a) negotiated by, and subject to the approval of, a special committee of independent and disinterested members of the Board (the "Special Committee") and (b) subject to a non-waivable condition requiring approval by the affirmative vote of a majority of shares of common stock not owned by Coliseum or other interested parties. The Special Committee was formed by the Board to determine the necessary actions to evaluate the Coliseum proposal and determine the course of action that is in the best interests of all Company's shareholders. The Board expressly granted the Special Committee the ability to decline the Coliseum proposal. In addition, the Special Committee adopted a stockholder rights agreement to have the time and flexibility necessary to evaluate the Coliseum offer and to prevent a change of control without payment of an adequate control premium.

On January 12, 2023, the Company issued a press release stating the Special Committee had rejected Coliseum's unsolicited proposal.

On January 13, 2023, Coliseum submitted a letter to the chairman of the Board setting forth a cooperation proposal (the "Cooperation Proposal"). On January 16, 2023, the Special Committee responded to the Cooperation Proposal.

On January 17, 2023, Coliseum filed a Schedule 13D/A with the SEC indicating that, in the absence of an agreement, Coliseum intended to nominate a slate of directors for election at the 2023 annual meeting of the stockholders of the Company, which slate would constitute a majority of the Board. On January 19, 2023, the Special Committee issued a press release stating the position of the Special Committee with respect to the Coliseum proposal.

On February 13, 2023, Coliseum submitted a notice of its intention to nominate four persons to the Board, replacing four of the seven member Board and retaining only Mr. DeMartini, the Company's Chief Executive Officer, Mr. Gray, CCM's manager, and one of the existing non-executive directors. In response, on February 13, 2023, the Company issued a press release expressing the Special Committee's response and position with respect to Coliseum's proposal.

On February 14, 2023, the Company declared a dividend of one new PRPLS for each 100 shares of Purple common stock ("Common Stock") owned by Purple's shareholders. Each PRPLS votes together with the Common Stock in the election of directors, and related matters, and carries 10,000 votes each. Holders of PRPLS will be entitled to allocate their votes among the nominees in director elections on a cumulative basis. PRPLS holders can allocate all, none, or a portion of their votes to each director nominee up for election at the Company's meetings of shareholders. On February 24, 2023, the Company issued 1.0 million PRPLS shares which trade with the Common Stock. Any new issuance of Common Stock will automatically include a proportionate number of PRPLS. The PRPLS are redeemable at any time by an affirmative vote of two-thirds of the members of the Board. PRPLS do not have any dividend rights and will be entitled to only a limited payment upon any liquidation, dissolution or winding up in priority to any payments on the Common Stock but will not otherwise participate in any liquidating distributions. On February 21, 2023, Coliseum filed a lawsuit in the Delaware Court of Chancery to invalidate Purple's issued PRPLS, alleging that the issuance deprived Purple stockholders of a fair and democratic election of directors at the Company's 2023 Annual Meeting and other related allegations.

On February 21, 2023, Coliseum filed a Complaint against the Company and several members of the Board in the Delaware Court of Chancery, captioned *Coliseum Capital Management, LLC v. Anthos*, Case No. 2023-0220-PAF (Del. Ch. Feb. 21, 2023). The complaint alleges that the Company and the named directors authorized an improper dividend of preferred stock in bad faith to impede stockholder voting rights and interfere with Coliseum's nomination of a competing slate of director candidates ahead of the Company's 2023 annual meeting of stockholders. Coliseum is seeking: (1) declarations that the authorization of the PRPLS violated the Company's charter and amounted to a breach of the named directors' fiduciary duties; (2) a declaration that the PRPLS is invalid, unenforceable, and void; (3) unspecified damages resulting from the alleged breach of duties; and (4) an award of costs and expenses incurred in pursuing the action. The parties have agreed to hold an expedited trial on Coliseum's claims that will result in a resolution of the dispute before the Company's 2023 annual meeting of stockholders. The outcome of this litigation cannot be predicted at this early stage. However, Purple intends to vigorously defend against the claims made by Coliseum.

On March 9, 2023, the Special Committee offered Coliseum a settlement proposal that included the following provisions, (i) Coliseum would have the right to identify three of the six non-management members of a seven-member board, (ii) the other three non-management seats would be filled by two existing independent directors and a new director who is a significant shareholder. In addition to Dawn Zier, who already announced her intention not to stand for election at the 2023 Annual Meeting due to other commitments, two other current directors would retire at or before the 2023 Annual Meeting, (iii) Coliseum managing partner Adam Gray would become Chairman of the Board, (iv) the Special Committee would name one of the existing incumbent independent directors as Lead Independent Director, and (v) Coliseum would commit to customary standstill provisions to provide stability for the Company for approximately 18 months. On March 16, 2023, the Special Committee announced that Coliseum has rejected the settlement proposal.

Stockholder Rights Agreement

On September 25, 2022, with the authorization of the Board, the Special Committee approved the adoption of a limited-duration stockholder rights agreement with an expiration date of September 25, 2023 (the "Rights Agreement"). The Special Committee adopted the Rights Agreement in response to Coliseum's substantial increase in ownership of our shares over the last year and the Special Committee's desire to have the time and flexibility necessary to evaluate Coliseum's offer to acquire the outstanding common stock not already beneficially owned by Coliseum. The Rights Agreement is intended to protect against any coercive or abusive takeover tactics, and to help ensure that our stockholders are not deprived of the opportunity to realize the full and fair value of their investment. The Rights Agreement applies equally to all current and future shareholders and does not deter any offer or preclude the Special Committee from considering an offer that is fair and otherwise in the best interests of our shareholders.

Upon adoption of the Rights Agreement, 300,000 shares of our authorized shares of preferred stock, par value $0.0001 per share, were designated as Series A Junior Participating Preferred Stock (the "Preferred Shares"). In accordance with the Rights Agreement, on September 25, 2022, the Special Committee authorized and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of our Class A common stock and Class B common stock to stockholders of record at the close of business on October 6, 2022. Upon the occurrence of certain triggering events, each Right entitles the holder to purchase from us one one-thousandth of a share of the newly designated Preferred Shares at an exercise price of $20.00, subject to certain adjustments. The Rights will be exercisable only if a person or group acquires beneficial ownership (including certain synthetic equity positions created by derivative securities) of 20% or more of our outstanding shares of common stock. Any person or group that beneficially owned more than the triggering percentage when the Board adopted the Rights Agreement may continue to own its shares of common stock but may not acquire any additional shares without triggering the Rights Agreement. Unless the Rights become exercisable as discussed above, the Rights Agreement has no impact on our consolidated financial statements.

Proportional Representation Preferred Linked Stock

On February 14, 2023, the Company declared a dividend of one new PRPLS for each 100 shares of Purple common stock ("Common Stock") owned by Purple's shareholders. Each PRPLS votes together with the Common Stock in the election of directors, and related matters, and carries 10,000 votes each. Holders of PRPLS will be entitled to allocate their votes among the nominees in director elections on a cumulative basis. PRPLS holders can allocate all, none, or a portion of their votes to each director nominee up for election at the Company's meetings of shareholders. On February 24, 2023, the Company issued 1.0 million PRPLS shares which trade with the Common Stock. Any new issuance of Common Stock will automatically include a proportionate number of PRPLS. The PRPLS are redeemable at any time by an affirmative vote of two-thirds of the members of the Board. PRPLS do not have any dividend rights and will be entitled to only a limited payment upon any liquidation, dissolution or winding up in priority to any payments on the Common Stock but will not otherwise participate in any liquidating distributions.

On February 21, 2023, Coliseum filed a lawsuit in the Delaware Court of Chancery to invalidate Purple's issued PRPLS, alleging that the issuance deprived stockholders of a fair and democratic election of directors at the 2023 Annual Meeting, and other related allegations.

Equity Financing

On March 29, 2022, we completed an underwritten public offering of 16.1 million shares of Class A common stock, which included the additional 2.1 million shares of the over-allotment option that the underwriters exercised in full. We received aggregate net proceeds from the offering, after deducting offering fees and expenses of $5.3 million, of approximately $92.9 million.

On December 27, 2022, we filed a registration statement on Form S-3 with the SEC using the "shelf" registration process. As a result, we may offer and sell from time to time, in one or more series or issuances and on terms that we will determine at the time of the offering, any combination of the securities described in the registration statement, up to an aggregate amount of $90.0 million. The registration became effective on January 30, 2023.

On February 13, 2023, we completed an underwritten offering of 13.4 million shares of Class A common stock. The underwriters did not exercise their over-allotment option. We received aggregate net proceeds from the offering, after deducting offering fees and expenses of $3.3 million, of approximately $57.0 million. Approximately $27.7 million of the proceeds was used to pay off the outstanding balance of the term loan including interest and fees.

Debt Financing

On September 3, 2020, Purple LLC entered into the 2020 Credit Agreement that provided for a $45.0 million term loan and a $55.0 million revolving line of credit. In November 2021, we executed a $55.0 million draw on our revolving line of credit, which represented the full amount available under the line. On March 31, 2022, we used a portion of the net proceeds from our underwritten public offering, described above, to repay in full the $55.0 million of principal outstanding on the revolving line of credit.

Our operating and financial results for the year ended December 31, 2021 did not satisfy the financial and performance covenants required under the 2020 Credit Agreement. On February 28, 2022, prior to the covenant compliance certification date, we entered into the first amendment of the 2020 Credit Agreement to avoid a breach of these covenants and potential default. This amendment contained a covenant waiver period such that the net leverage ratio and fixed charge coverage ratio would not be tested for the fiscal quarters ended December 31, 2021, March 31, 2022 and June 30, 2022. Other modifications in the amendment included revised leverage ratio and fixed charge coverage definitions and thresholds, the addition of minimum liquidity requirements with mandatory prepayments of the revolving loan if cash exceeded $25.0 million, new weekly and monthly reporting requirements, limits on the amount of capital expenditures, the addition of a lease incurrence test for opening additional showrooms, additional negative covenants during a covenant amendment period that extends into 2023 until certain conditions are met, and the interest rate was changed from LIBOR plus 3.00% to the secured overnight financing rate ("SOFR") plus 4.75%. Pursuant to this amendment, we made a $2.5 million payment on the term loan to cover the four quarterly principal payments due in 2022 and incurred fees and expenses of $0.8 million that were recorded as debt issuance costs in the consolidated balance sheet.

On March 23, 2022, we entered into a second amendment to the 2020 Credit Agreement. This amendment modified the 2020 Credit Agreement to allow Coliseum to acquire 35% or more of the combined voting power of all our equity interests entitled to vote for the election of members of our Board without constituting an event of default. Coliseum is considered a related party of the Company in that Adam Gray, a member of our Board, serves as a manager of Coliseum who manages the Coliseum investment funds and accounts. Pursuant to this amendment, we incurred fees and expenses of $0.4 million that were recorded as debt issuance costs in the consolidated balance sheet.

On May 13, 2022 and September 9, 2022, the Company entered into a third and fourth amendment, respectively, to the 2020 Credit Agreement. These amendments modified the permitted leases schedule to reflect a change in showroom locations and a new lease for an innovation building. The amendments did not meet the criteria for a modification of existing debt and a minimal amount of expenses were recorded as general and administrative expense in the consolidated statement of operations.

On July 14, 2022, we received consent under the 2020 Credit Agreement allowing the acquisition of Intellibed to constitute a permitted acquisition under the 2020 Credit Agreement. We incurred fees and expenses of $0.3 million that were recorded as general and administrative expense in the consolidated statement of operations.

On December 30, 2022, we made a $15.0 million prepayment against the outstanding term loan without payment of a premium or penalty. As of December 31, 2022, we were in compliance with all of the financial covenants related to the 2020 Credit Agreement, as amended. The interest rate on the term loan was 8.98% at December 31, 2022.

On February 17, 2023, we entered into a fifth amendment to the 2020 Credit Agreement. In accordance with this amendment, we repaid in full the $24.7 million outstanding balance of the term loan, plus accrued interest. The amendment also provides that the maximum leverage ratio covenant will not be tested for the first two quarters of 2023 and revises the ratio to 4.50x for the third quarter of 2023 and 3.00x for all quarters thereafter. In addition, the minimum fixed charge coverage ratio covenant will not be tested for the first two quarters of 2023 and revised to 1.50x for the third and fourth quarters of 2023, and 2.00x for all quarters thereafter. Both the maximum leverage ratio and minimum fixed charge coverage ratio will be calculated on a build-up basis for the third quarter of 2023, and then on a last twelve-month basis for the fourth quarter of 2023 and thereafter. The amendment also revises the lease incurrence test which will allow us to incur ten new showroom leases for stores scheduled to open in 2023 and six new leases for stores that will open in 2024. Beginning in the fourth quarter of 2023, we may begin incurring leases for stores that will open in 2024, subject to leverage ratio requirements. The leverage ratio must be less than 2.50x to sign leases, with up to a maximum of six new leases per quarter, increasing to eight new leases per quarter if the leverage ratio is less than 2.00x. The amendment also provides certain minimum consolidated EBITDA covenants for the first and second quarters of 2023 based on our total unrestricted cash and unused revolver availability. The amendment further (i) reduces the amount available under the revolving line of credit to $50.0 million, (ii) provides that the maturity date of the 2020 Credit Agreement will spring forward to June 30, 2024 if our consolidated EBITDA is not greater than $15.0 million for 2023, (iii) reduces limits on maximum growth capital expenditures to $32.0 million for 2023 and $35.0 million for 2024 and 2025, and (iv) revises the current minimum liquidity covenant of $25.0 million to provide that it will increase to $30.0 million for each three-month period following the applicable fiscal quarter if the leverage ratio is greater than 3.00x for any fiscal quarter ending on or after the third quarter of 2023. Pursuant to this amendment, we incurred fees and expenses of $2.7 million that were recorded as debt issuance costs. There are no amounts currently drawn on the revolver and the available amount to draw is the full $50 million. In order to draw any amounts on the revolver, the Company must be in compliance with the covenants outlined in the fifth amendment.

Operational Developments

The COVID-19 pandemic has impacted many aspects of our operations, directly and indirectly, including disruption of our employees, consumer behavior, distribution and logistics, our suppliers, and the market overall. Soon after the pandemic began, we experienced an increase in demand in our e-commerce channel, and in 2020 and 2021 we increased our production capacity to match actual and anticipated demand growth. In 2022, after two years of the pandemic, we began experiencing a pull-back in growth that left us with excess operational capacity in facilities, equipment, and personnel. Beginning in the first quarter of 2022, net of showroom growth, we reduced employee headcount approximately 45% and took other actions to lower costs.

We continue to closely monitor the impacts of general economic conditions on global supply chain, manufacturing, and logistics operations. As inflationary pressures remain elevated, we anticipate that our production and operating costs will similarly increase. In addition, COVID-19 and other events, including port closures or labor shortages, have resulted in the continuation or worsening of manufacturing and shipping costs, delays and constraints. While most of our domestic suppliers have been able to continue operations and provide necessary materials when needed, we have experienced some constraints from certain suppliers, with respect to both the availability and cost of materials. In addition, to remain competitive in hiring and retaining the labor necessary to maintain our production levels, we have increased wages and other compensation. These increases in materials, labor and freight costs have resulted in higher cost of goods sold and lower margins.

In 2022, our gross profit and results of operations were adversely affected by elevated levels of materials, labor and freight costs and lower demand levels. In early 2022, to offset the impact of higher costs on our gross profits, we increased prices and initiated several other projects to improve efficiencies and reduce costs, including pursuing greater balancing of production between facilities to reduce freight costs and shorten delivery times. As the softening of demand for home related products continues, with consumers shifting spending towards services and experiences, and consumer spending habits shift from e-commerce to brick and mortar, we have been investing in showroom expansion where we continue to develop our capabilities. We also are growing our placements with wholesale partners and focusing on improving wholesale door productivity. We ended 2022 with 55 Purple showrooms after adding 27 net new locations during the year and we plan to add additional showrooms in 2023. In addition, at the end of fiscal 2022, our products were being sold through approximately 3,400 wholesale doors, having added approximately 900 net new doors during 2022. Showroom expansion and improving the sales productivity of our wholesale doors remain a primary focus and are critical components of our strategy to respond to shifting demand patterns. After several years of hyper growth and increased investments to support current and future expansion, we are now building the framework for improved operational maturity and accountability after focusing on right-sizing our operations, improving our execution, and refining our strategies that will drive share gains in the premium mattress category and position us for accelerated growth. We also intentionally reduced our advertising spending in 2022 to improve marketing efficiency and conserve profitability in a challenging macroeconomic environment.

We believe the acquisition of Intellibed was a strong strategic addition because of shared technology, geographic proximity of their primary facility, and an immediate impact on our target luxury market expansion. We also expect to capitalize on synergies of the combined companies and benefit from expanding the market presence of premium product offerings. In addition, the acquisition has allowed us to consolidate ownership of our intellectual property and more fully capitalize on growing demand for products with gel technologies. Moreover, the acquisition accelerated our product development program by several years and allowed us to immediately enter the luxury segment of the sleep and wellness industry as these higher price points are a natural extension of our existing product offerings.

Other Developments

On February 9, 2023, Dawn Zier, a member of the Board since November 2020, notified the Company of her decision to not stand for reelection at the Company's 2023 annual meeting of stockholders, in order to prioritize her time to other commitments. Ms. Zier's decision not to stand for reelection was not the result of any disagreement with the Company or the Board on any matter relating to the Company's operations, policies, or practices. Ms. Zier intends to remain on the Company's Board until her term ends following the Company's 2023 annual meeting of stockholders.

Outlook for Growth

We believe that our four strategic initiatives; accelerating innovation, brand elevation, developing our three distribution channels and operational excellence, will be fundamental to our future success.

To support our plans for future growth and sustained profitability, we are focusing on the following opportunities:

- Develop and execute on strategies to meaningfully expand our wholesale business by strengthening our wholesale relationships and prioritizing existing door productivity. With our new product line-up, initial testing with our wholesale partners has been very positive with product placement commitments exceeding our goal and dozens of shop-in-shops have confirmed with interest for several hundreds more.

- Expand and mature our fleet of 11 additional Purple company owned showrooms in 2023 to increase door productivity, provide a brand halo benefit to other channels in the surrounding areas, control the relationship with the consumer and increase share of more profitable DTC revenues.

- Build premium brand position to grow market share of the premium mattress category. We plan to launch our elevated brand positioning in the second quarter of 2023.

- Refine and enhance marketing strategies to reach a broader audience, increase customer engagement and reduce dependency on price promotions as a means of driving sales.

- Strengthen research and development disciplines and go-to-market processes to further develop our current product categories and position our business to eventually expand to additional categories.

- Manage production labor and capacity utilization to promote efficient use of our manufacturing facilities as we grow into our production footprint.

- Manage input costs, operating efficiencies, and pricing to offset gross profit erosion.

There is no guarantee that we will be able to effectively execute on these opportunities, which are subject to risks, uncertainties, and assumptions that are difficult to predict, including the risks described under "Part I, Item 1A. Risk Factors" and elsewhere herein. Therefore, actual results may differ materially and adversely from those described above. In addition, we may, in the future, adapt these focuses in response to changes in the market or our business.

Critical Accounting Estimates

In connection with the preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"), we are required to make estimates and assumptions about future events and apply judgments that affect the reported amounts of assets, liabilities, sales, expenses and the related disclosures. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Management believes the accounting estimates discussed below are the most critical because they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

Our revenue recognition accounting methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the amount and timing of future sales returns and uncollectible accounts. Our estimates of the amount and timing of sales returns and uncollectible accounts are based primarily on historical transaction experience. Our sales return liability decreased from $7.1 million at December 31, 2021 million to $5.1 million as of December 31, 2022. Our allowance for doubtful accounts was not material at both December 31, 2022 and 2021. We do not believe there is a reasonable likelihood that there will be any material changes in the accounting methodology, future estimates or assumptions used to measure the estimated liability for sales returns and exchanges or credit losses. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

Warranty Liabilities

We provide a limited warranty on most of the products we sell. The estimated warranty costs, which are expensed at the time of sale and included in cost of revenues, are based on the results of product testing, industry and historical trends and warranty claim rates incurred and are adjusted for any current or expected trends as appropriate. We regularly assess and adjust the estimate of accrued warranty claims by updating claims rates for actual trends and projected claim costs. We classify as non-current those estimated warranty costs expected to be paid out in greater than one year. As of December 31, 2022, the current and non-current portions of our warranty liabilities were $5.0 million and $15.6 million, respectively, compared to $3.9 million and $11.1 million, respectively, at December 31, 2021. We have not made any material changes in the warranty liability assessment methodology used and we do not believe there is a reasonable likelihood that a material change in the estimates or assumptions we use to calculate our warranty liability will occur. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

Income Taxes

Accounting for income taxes requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that the deferred tax assets will be realized.

Deferred tax assets and liabilities are calculated by applying existing tax laws and the rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the year of the enacted rate change. Our effective tax rate is primarily impacted by the allocation of income taxes to the noncontrolling interest and changes in our valuation allowance. Also, changes in existing federal and state tax laws and corporate income tax rates could affect future tax results and the realization of deferred tax assets over time.

For purposes of evaluating our deferred tax assets and liabilities, we entered a cumulative 3-year loss position in Q4 2022 due primarily to the impact of positive 2020 operating results rolling out of the cumulative 3-year period analysis. Based on this and other available evidence, we concluded it was more likely than not that our deferred tax assets would not be realized and a full valuation allowance for our net deferred tax assets was appropriate at December 31, 2022. Due to the increase in the valuation allowance, we recognized deferred tax expense of $213.5 million in our consolidated statement of operations for the year ended December 31, 2022. We had previously recognized deferred tax benefits of $3.6 million and $45.8 million in our consolidated statements of operations for the years ended December 31, 2021 and 2020, respectively, based on our previous conclusion that it was more likely than not that some of our deferred tax assets would be realized and that a full valuation allowance for our deferred tax assets was not appropriate.

We account for uncertainty in income taxes using a recognition and measurement threshold for tax positions taken or expected to be taken in a tax return, which are subject to examination by federal and state taxing authorities. The tax benefit from an uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination by taxing authorities based on technical merits of the position. The amount of the tax benefit recognized is the largest amount of the benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The effective tax rate and the tax basis of assets and liabilities reflect management's estimates of the ultimate outcome of various tax uncertainties. Judgment is required in evaluating uncertain tax positions. We evaluate our uncertain tax positions quarterly based on various factors, including changes in facts or circumstances, tax laws or the status of audits by tax authorities. Changes in the recognition or measurement of uncertain tax positions could have a material impact on our consolidated financial statements in the period in which we make the change. As of December 31, 2022 and 2021, no uncertain tax positions were recognized as liabilities in the consolidated balance sheets.

Tax Receivable Agreement

In connection with the Business Combination, we entered into an agreement with InnoHold LLC (InnoHold), which provides for the payments to InnoHold of 80% of the net cash savings, if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize in certain circumstances) in periods after the closing of the Business Combination as a result of (i) any tax basis increases in the assets of Purple LLC resulting from the distribution to InnoHold of the cash consideration, (ii) the tax basis increases in the assets of Purple LLC resulting from the redemption by Purple LLC or the exchange, as applicable, of Class B Paired Securities or cash, as applicable, and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, payments it makes under the agreement.

As noncontrolling interest holders exercise their right to exchange or cause Purple LLC to redeem all or a portion of its Class B Units, a liability under the Tax Receivable Agreement may be recorded based on 80% of the estimated future cash tax savings that we may realize as a result of increases in the basis of the assets of Purple LLC attributed to us as a result of such exchange or redemption. The amount of the increase in asset basis, the related estimated cash tax savings and the attendant tax receivable agreement liability to be recorded will depend on the price of our Class A common stock at the time of the relevant redemption or exchange.

As a result of the initial merger transaction and subsequent exchanges of Class B Units for Class A common stock, the long-term portion of the potential future tax receivable agreement liability was $162.2 million as of December 31, 2021. This balance was reduced in 2022 by $0.3 million for a payment to be made in 2023 that we classified as a short-term liability. We evaluated the probability of amounts being owed pursuant to the Tax Receivable Agreement and determined the likelihood of a future liability was not probable. As result, we reduced the Tax Receivable Agreement liability to zero at December 31, 2022 and we recognized tax receivable agreement income of $162.0 million in our consolidated statement of operations for the year ended December 31, 2022.

We are currently unable to determine the future amount of these payments due to the unpredictable nature of several factors, including the timing of future exchanges, the market price of shares of Class A common stock at the time of the exchanges, the extent to which such exchanges are taxable and the amount and timing of future taxable income sufficient to utilize tax attributes that give rise to the payments under the tax receivable agreement.

Results of Operations

A discussion regarding our financial condition and results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 is presented below. A separate discussion regarding our financial condition and results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020 can be found under Item 7 of Part II of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2021, filed with the SEC on March 16, 2022.

Operating Results for the Year Ended December 31, 2022 compared to the year ended December 31, 2021

The following table sets forth for the periods indicated, our results of operations and the percentage of total net revenues represented in our consolidated statements of operations:

	Year Ended December 31,			
	2022	% Net Revenues	2021	% Net Revenues
Revenues, net	$ 575,692	100.0%	$ 726,227	100.0%
Cost of revenues	365,110	63.4	431,253	59.4
Gross profit	210,582	36.6	294,974	40.6
Operating expenses:				
Marketing and sales	165,388	28.7	239,290	33.0
General and administrative	76,702	13.3	72,095	9.9
Research and development	8,755	1.5	6,939	1.0
Total operating expenses	250,845	43.6	318,324	43.8
Operating loss	(40,263)	(7.0)	(23,350)	(3.2)
Other income (expense):				
Interest expense	(3,536)	(0.6)	(1,872)	(0.3)
Other income (expense), net	423	0.1	(194)	—
Change in fair value – warrant liabilities	4,343	0.8	24,054	3.3
Tax receivable agreement income	161,970	28.1	4,016	0.6
Total other income, net	163,200	28.3	26,004	3.6
Net income before income taxes	122,937	21.4	2,654	0.4
Income tax benefit (expense)	(212,864)	(37.0)	1,217	0.2
Net income (loss)	(89,927)	(15.6)	3,871	0.5
Net loss attributable to noncontrolling interest	(238)	—	(160)	—
Net income (loss) attributable to Purple Innovation, Inc.	$ (89,689)	(15.6)	$ 4,031	0.6

Revenues, Net

Net revenues decreased $150.5 million, or 20.7%, to $575.7 million for year ended December 31, 2022 compared to $726.2 million for the year ended December 31, 2021. The decline in net revenues reflected a $124.9 million decrease in mattress sales, a $14.8 million decrease in other sleep product sales and a $10.8 million decrease in other product sales. The decrease in net revenues was primarily due to softening demand for home related products and the negative effect of inflationary pressures on consumer discretionary spending, with consumer spending shifting towards services and experiences. In addition, net revenues in the prior year were positively impacted by demand in the first half of 2021 that was driven by the effects of COVID and economic stimulus. The decline in net revenues from a sales channel perspective consisted of DTC net revenues decreasing $143.7 million, or 30.3% and wholesale net revenues decreasing $6.8 million, or 2.7%. Within the DTC channel, e-commerce net revenue declined $174.4 million, or 39.5%, and Purple owned retail showroom net revenue increased $30.7 million, or 94.7%. The decrease in e-commerce net revenues reflected the impact of the reasons stated above coupled with customers shifting away from e-commerce buying. The increase in Purple owned retail showroom net revenue was mainly driven by showrooms increasing from 28 at the end of 2021 to 55 at the end of 2022. The decrease in wholesale net revenues primarily reflected reduced purchases by our existing wholesale partners during 2022 due primarily to declining wholesale door productivity. This decrease was offset in part by the effects of adding approximately 900 net new wholesale partner doors in fiscal 2022 coupled with the $9.7 million in net revenues from the Intellibed acquisition, which contributed primarily wholesale net revenues. In addition to the continued macroeconomic effects described above, we anticipate that net revenue in the first quarter of 2023 will be impacted by our introduction of new product models, as our retail partners sell through our legacy mattress models ahead of taking delivery of new models in the second quarter.

Cost of Revenues

Cost of revenues decreased $66.1 million, or 15.3%, to $365.1 million for the year ended December 31, 2022 compared to $431.3 million for the year ended December 31, 2021 due primarily to the decrease in sales volume. Our gross profit percentage, which decreased to 36.6% of net revenues in 2022 from 40.6% in 2021, was adversely impacted by elevated levels of materials, labor and freight costs and lower demand levels and the shift to a higher proportion of wholesale channel revenue, which carries a lower average selling price than sales from our e-commerce and retail showroom channels, partially offset by savings realized from cost reduction initiatives. Our efficiency and cost saving initiatives, including greater balancing of production and fulfillment operations between the facilities, were initiated during the first half of fiscal 2022 and did not become fully impactful until the second half of the year. We anticipate that we will continue to realize the benefits of our efficiency and cost saving initiatives in 2023.

Marketing and Sales

Marketing and sales expense decreased $73.9 million, or 30.9%, to $165.4 million for the year ended December 31, 2022 compared to $239.3 million for the year ended December 31, 2021. This decrease was driven by a $95.5 million, or 58.9%, decline in advertising spending and a $15.0 million decrease in other marketing costs. The reduction in advertising spending was primarily due to management's ongoing efforts to improve marketing efficiency, conserve profitability in a challenging macroeconomic environment and align spending with current demand levels. The decrease in other marketing costs reflected the impact of cost management efforts, including marketing headcount reductions, executed earlier in 2022. These decreases were offset in part by a $13.8 million increase in wholesale-related marketing and sales costs due in part to growing the sales organization of our wholesale business and a $22.8 million increase in marketing and sales costs associated with showroom expansion. Marketing and sales expense as a percentage of net revenues was 28.7% in 2022 compared to 33.0% in 2021.

General and Administrative

General and administrative expense increased $4.6 million, or 6.4%, to $76.7 million for the year ended December 31, 2022 compared to $72.1 million for the year ended December 31, 2021. This increase was primarily due to a $3.7 million increase in payroll and benefits expense and $1.2 million in costs associated with the Intellibed acquisition, offset in part by a $0.7 million decrease in legal and professional fees. The increase in payroll and benefit costs mainly reflected the impact of job reclassifications for certain employees in the first half of 2022. The decrease in legal and professional fees was primarily due to $7.9 million of underwriting commissions and other costs we paid in the prior year second quarter for shares sold by Coliseum. This decrease was partially offset by a one-time separation fee for not continuing with the services of a professional services provider, expenses incurred by the Special Committee and Intellibed transaction costs.

Research and Development

Research and development costs increased $1.8 million, or 26.2%, to $8.8 million for the year ended December 31, 2022 from $6.9 million for the year ended December 31, 2021. This increase primarily reflected higher payroll and benefit costs as our renewed focus on product innovation resulted in the growth of our research and development team, which included the addition of our chief innovation officer.

Operating Income (Loss)

Operating loss increased $16.9 million to $40.3 million for the year ended December 31, 2022 compared to $23.4 million for the year ended December 31, 2021. This increase primarily resulted from a decrease in gross profit that was driven by lower sales and a reduced gross profit margin, offset in part by a decrease in operating expenses related primarily to lower advertising spend.

Interest Expense

Interest expense totaled $3.5 million for the year ended December 31, 2022 compared to $1.9 million for the year ended December 31, 2021. Interest paid on the term loan increased $1.0 million as the average interest rate paid increased from 3.50% in 2021 to 6.31% in 2022, due mainly to the change in terms from our credit agreement amendment in February of 2022. Interest expense was also impacted by a $0.3 million increase in interest paid on the $55.0 million revolving line of credit that we drew down in November 2021 and repaid in full on March 31, 2022. In addition, interest expense reflected a $0.4 million increase in debt issuance cost amortization. We incurred $2.5 million in debt issuance costs upon entering into the 2020 Credit Agreement and incurred an additional $1.2 million in debt issuance costs for two of the amendments entered into in 2022.

Other Income (Expense), Net

Other income totaled $0.4 million for the year ended December 31, 2022 compared to other expense of $0.2 million for the year ended December 31, 2021. The increase in other income primarily resulted from the effective settlement of a preexisting legal matter upon our acquisition of Intellibed on August 31, 2022 at an estimated fair value gain of $1.4 million. The impact of this gain was offset in part by a $0.6 million loss recorded on the disposal of production machinery and equipment.

Change in Fair Value – Warrant Liabilities

The 1.9 million sponsor warrants outstanding had a negligible fair value at December 31, 2022 compared to a fair value of $4.3 million at December 31, 2021. This decrease in fair value was primarily due to the five-year term of the sponsor warrants ending on February 2, 2023 coupled with our Class A common stock price declining 63.9% to $4.79 at the end of 2022. During the years ended December 31, 2022 and 2021, we recognized gains of $4.3 million and $24.1 million, respectively, in our consolidated statements of operations related to decreases in the fair value of the sponsor warrants exercised during the respective periods or that were outstanding at the end of the respective periods.

Tax Receivable Agreement Income

In connection with the Business Combination, we entered into a Tax Receivable Agreement which generally provides for the payment by us to InnoHold of 80% of certain tax benefits, if any, that we realize as a result of increases in our allocable share of the tax basis of the tangible and intangible assets of Purple LLC. As a result of the initial merger transaction and subsequent exchanges of Class B Units for Class A common stock, the long-term portion of the potential future tax receivable agreement liability totaled $162.2 million at December 31, 2021. This balance was reduced by $0.2 million for a future payment that was classified as a short-term liability during 2022. For similar reasons that led to the recording of a full valuation allowance on our deferred tax assets, we evaluated the probability of amounts being owed pursuant to the Tax Receivable Agreement and determined the likelihood of a future liability was not probable. As result, we reduced the Tax Receivable Agreement liability to zero at December 31, 2022 and we recognized tax receivable agreement income of $162.0 million in our consolidated statement of operations for the year ended December 31, 2022.

Income Tax Benefit (Expense)

Income tax expense was $212.9 million for the year ended December 31, 2022 compared to an income tax benefit of $1.2 million for the year ended December 31, 2021. For purposes of evaluating our deferred tax assets, we entered a cumulative 3-year loss position during Q4 of 2022 due primarily to the impact of positive 2020 operating results rolling out of the cumulative 3-year period analysis. Based on this and other available evidence, we concluded it was more likely than not that our deferred tax assets would not be realized and a full valuation allowance for our net deferred tax assets was appropriate. Due to the increase in our valuation allowance, we recognized deferred tax expense of $213.5 million in our consolidated statement of operations for the year ended December 31, 2022. This was offset in part by a current tax benefit of $0.6 million recorded in 2022.

Noncontrolling Interest

We calculate net income or loss attributable to noncontrolling interests on a quarterly basis using their weighted average ownership percentage. Net loss attributed to noncontrolling interests was $0.2 million in both 2022 and 2021.

Liquidity and Capital Resources

Our principal sources of funds are cash flows from operations and cash and cash equivalents on hand, supplemented with borrowings made pursuant to our credit facility and proceeds received from offerings of our equity capital. Principal uses of funds consist of payments of principal and interest on our debt facilities, capital expenditures and working capital needs as well as other contractual obligations described below. Our working capital needs depend largely upon the timing of cash receipts from product sales, payments to vendors and others, changes in inventories, and operating lease payment obligations. Our unrestricted cash and working capital positions were $40.0 million and $62.0 million, respectively, as of December 31, 2022 compared to $91.6 million and $87.5 million, respectively, as of December 31, 2021. Cash used for capital expenditures decreased from $57.1 million in 2021 to $38.2 million in 2022. Our capital expenditures in 2022 primarily consisted of leasehold improvements and furniture and fixtures associated with the opening of new Purple owned retail showrooms. In 2023, we believe our capital expenditures will be approximately $35.0 million.

In the event our cash flow from operations or other sources of financing are less than anticipated, we believe we will be able to fund operating expenses and continue satisfying the conditions of our 2020 Credit Agreement, as amended, based on our ability to scale back operations, reduce marketing spend, use available liquidity under our revolving line of credit, and postpone or discontinue our growth strategies. In such event, this could result in slower growth or no growth, and we may run the risk of losing key suppliers, we may not be able to timely satisfy customer orders, and we may not be able to retain all of our employees. We may also consider restructuring our obligations with current creditors, pursue work-out options or seek additional funding sources including new debt or equity capital. In addition, our 2020 Credit Agreement, as amended, includes various covenants and obligations that may make it difficult to obtain additional capital on terms that are favorable to us and to execute on our growth strategies.

Based on our current projections, we believe our cash on hand, amounts available under our revolving line of credit, and expected cash to be generated from our DTC and wholesale channels will be sufficient to meet our working capital requirements, comply with debt covenants and cover anticipated capital expenditures for the next 12 months and beyond.

Underwritten Offering

In March 2022, we completed an underwritten public offering of 16.1 million shares of Class A common stock, which included 2.1 million shares relating to the over-allotment option that the underwriters exercised in full. The aggregate net proceeds we received from the offering, after deducting offering fees and expenses of $5.3 million, totaled approximately $92.9 million.

Shelf Registration Statement and Subsequent Underwritten Offering

On December 27, 2022, we filed a registration statement on Form S-3 with the SEC using the "shelf" registration process and on January 30, 2023, it became effective. As a result, we may offer and sell from time to time, in one or more series or issuances and on terms that we will determine at the time of the offering, any combination of the securities described in the registration statement, up to an aggregate amount of $90.0 million.

On February 13, 2023, we completed an underwritten offering of 13.4 million shares of Class A Stock. The underwriters did not exercise their over-allotment option. We received aggregate net proceeds from the offering, after deducting offering fees and expenses of $3.3 million, of approximately $57.0 million. Approximately $27.7 million of the proceeds was used to pay off the outstanding balance of the term loan including interest and fees.

Debt

On September 3, 2020, Purple LLC entered into the 2020 Credit Agreement that provided for a $45.0 million term loan and a $55.0 million revolving line of credit. The term loan is being repaid in accordance with a five-year amortization schedule and may be prepaid in whole or in part at any time without premium or penalty, subject to reimbursement of certain costs. The revolving credit facility has a term of five years and carries the same interest provisions as the term debt. A commitment fee is due quarterly based on the applicable margin applied to the unused total revolving commitment. In November 2021, we executed a $55.0 million draw on our revolving line of credit, which represented the full amount available under the line.

Our operating and financial results for the year ended December 31, 2021 did not satisfy the financial and performance covenants required under the 2020 Credit Agreement. On February 28, 2022, prior to the covenant compliance certification date, we entered into the first amendment of the 2020 Credit Agreement to avoid a breach of these covenants and potential default. This amendment contained a covenant waiver period such that the net leverage ratio and fixed charge coverage ratio would not be tested for the fiscal quarters ended December 31, 2021, March 31, 2022 and June 30, 2022. Other modifications in the amendment included revised leverage ratio and fixed charge coverage definitions and thresholds, the addition of minimum liquidity requirements with mandatory prepayments of the revolving loan if cash exceeded $25.0 million, new weekly and monthly reporting requirements, limits on the amount of capital expenditures, the addition of a lease incurrence test for opening additional showrooms, additional negative covenants during a covenant amendment period that extends into 2023 until certain conditions are met, and the interest rate was changed from LIBOR plus 3.00% to SOFR plus 4.75%. Pursuant to this amendment, we made a $2.5 million payment on the term loan to cover the four quarterly principal payments due in 2022 and incurred fees and expenses of $0.8 million that were recorded as debt issuance costs in the 2022 consolidated balance sheet.

On March 23, 2022, we entered into a second amendment to the 2020 Credit Agreement. This amendment modified the 2020 Credit Agreement to allow Coliseum to acquire 35% or more of the combined voting power of all our equity interests entitled to vote for the election of members of our Board without constituting an event of default. Coliseum is considered a related party of the Company in that Adam Gray, a member of our Board, serves as a manager of Coliseum who manages the Coliseum investments funds and accounts. Pursuant to this amendment, we incurred fees and expenses of $0.4 million that were recorded as debt issuance costs in the 2022 consolidated balance sheet.

On March 31, 2022, we used a portion of the net proceeds from the underwritten offering to repay in full the $55.0 million of principal outstanding on the revolving line of credit.

On May 13, 2022 and September 9, 2022, we entered into a third and fourth amendment, respectively, to the 2020 Credit Agreement. These amendments modified the permitted leases schedule to reflect a change in showroom locations and a new lease for an innovation building. The amendments did not meet the criteria for a modification of existing debt and the minimal expenses were recorded as general and administrative expenses in the 2022 consolidated statement of operations.

On July 14, 2022, we received consent under the 2020 Credit Agreement allowing our acquisition of Intellibed to constitute a permitted acquisition under the 2020 Credit Agreement. We incurred fees and expenses of $0.3 million that were recorded as general and administrative expense in the 2022 consolidated statement of operations.

On December 30, 2022, we made a $15.0 million prepayment against the outstanding term loan without payment of a premium or penalty. As of December 31, 2022, we were in compliance with all of the financial covenants related to the 2020 Credit Agreement, as amended. The interest rate on the term loan was 8.98% at December 31, 2022.

On February 17, 2023, we entered into a fifth amendment to the 2020 Credit Agreement. In accordance with this amendment, we repaid in full the $24.7 million outstanding balance of the term loan plus accrued interest. The amendment also provided that the maximum leverage ratio covenant will not be tested for the first two quarters of 2023 and revises the ratio to 4.50x for the third quarter of 2023 and 3.00x for all quarters thereafter. In addition, the minimum fixed charge coverage ratio covenant will not be tested for the first two quarters of 2023 and revised to 1.50x for the third and fourth quarters of 2023, and 2.00x for all quarters thereafter. Both the maximum leverage ratio and minimum fixed charge coverage ratio will be calculated on a build-up basis for the third quarter of 2023, and then on a last twelve-month basis for the fourth quarter of 2023 and thereafter. The amendment will also revise the lease incurrence test which will allow us to incur ten new showroom leases in 2023 and six new showroom leases in 2024. Moreover, beginning in the fourth quarter of 2023, we will be allowed to begin incurring leases for additional stores that will open in 2024, subject to maximum leverage ratio requirements. The leverage ratio must be less than 2.50x to sign leases, with up to a maximum of six new leases per quarter, increasing to eight new leases per quarter if the leverage ratio is less than 2.00x. The amendment will also provide certain minimum consolidated EBITDA covenants for the first and second quarters of 2023 based on our total unrestricted cash and unused revolver availability. The amendment further (i) reduces the amount available under the revolving line of credit to $50.0 million, (ii) provides that the maturity date of amounts drawn under the 2020 Credit Agreement will accelerate to June 30, 2024 if our consolidated EBITDA is not greater than $15.0 million for 2023, (iii) reduces limits on maximum growth capital expenditures to $32.0 million for 2023 and $35.0 million for 2024 and 2025, and (iv) revises the current minimum liquidity covenant of $25.0 million to provide that it will increase to $30.0 million for each three-month period following the applicable fiscal quarter if the leverage ratio is greater than 3.00x for any fiscal quarter ending on or after the third quarter of 2023. Pursuant to this amendment, we incurred fees and expenses of $2.7 million that were recorded as debt issuance costs. There are no amounts currently drawn on the revolver and the available amount to draw is the full $50 million. In order to draw any amounts on the revolver, we must be in compliance with the covenants outlined in the fifth amendment.

Tax Receivable Agreement

We are required to make certain payments to InnoHold under the Tax Receivable Agreement, which may have a material adverse effect on our liquidity and capital resources. As of December 31, 2021, the long-term portion of the potential future tax receivable agreement liability totaled $162.2 million. This balance was reduced by $0.3 million for a payment to be made in 2023 that was classified as a short-term liability during 2022. For similar reasons that led to the recording of a full valuation allowance on our deferred tax assets, we evaluated the probability of amounts being owed pursuant to the Tax Receivable Agreement and determined the likelihood of a future liability was not probable. As result, we reduced the Tax Receivable Agreement liability to zero at December 31, 2022 We are currently unable to determine the total future amount of these payments due to the unpredictable nature of several factors, including the timing of future exchanges, the market price of shares of Class A Stock at the time of the exchanges, the extent to which such exchanges are taxable and the amount and timing of future taxable income sufficient to utilize tax attributes that give rise to the payments under the agreement.

Other Contractual Obligations

In addition to the material contractual obligations discussed above, other material contractual obligations primarily include operating lease payments obligations. See Note 8 of the consolidated financial statements for additional information.

Cash Flows for the year ended December 31, 2022 compared to the year ended December 31, 2021

The following summarizes our cash flows for the years ended December 31, 2022 and 2021 as reported in our consolidated statements of cash flows (in thousands):

	Years Ended December 31,	
	2022	2021
Net cash provided by (used in) operating activities	$ (28,773)	$ (30,903)
Net cash used in investing activities	(34,501)	(57,059)
Net cash provided by financing activities	13,412	56,623
Net increase (decrease) in cash	(49,862)	(31,339)
Cash, beginning of the period	91,616	122,955
Cash, end of the period	$ 41,754	$ 91,616

Cash used in operating activities was $28.8 million and $30.9 million for the years ended December 31, 2022 and 2021, respectively. Cash used in operating activities in 2022 was primarily comprised of a net loss of $89.9 million, offset in part by non-cash adjustments totaling $68.4 million. These non-cash adjustments primarily related to deferred income taxes of $213.5 million and depreciation and amortization of $17.5 million, partially offset by Tax Receivable Agreement income of $162.0 million. Changes in operating assets and liabilities further reduced cash used in operating activities by $7.2 million in 2022. This decrease related mostly to a $33.6 million decrease in accounts payable combined with a $4.1 million increase in accounts receivable due to timing of receipts, offset in part by a $29.0 million decrease in inventories. The decline in accounts payable was mainly due to the balance at the end of 2021 being higher than normal because of payment timing coupled with the impact of larger advertising spend in the fourth quarter of 2021. The decrease in inventories was primarily due to management's efforts to rebalance production and fulfillment operations during 2022.

Cash used in investing activities was $34.5 million for the year ended December 31, 2022 compared to $57.1 million for the year ended December 31, 2021. Our capital expenditures in 2022 primarily consisted of leasehold improvements and furniture and fixtures associated with the opening of new Purple owned retail showrooms. In 2021, our capital expenditures included competing the build out of our manufacturing facility in Georgia, and enhancing manufacturing and safety capabilities at our manufacturing facility in Utah.

Cash provided by financing activities was $13.4 million for the year ended December 31, 2022 compared to $56.6 million for the year ended December 31, 2021. Financing activities in 2022 included $92.9 million of net proceeds received from the underwritten stock offering, offset in part by a $55.0 million revolving line of credit payment, a $15.0 million prepayment made on the term loan, a $5.8 million payment on the Tax Receivable Agreement, and $3.8 million in other debt related payments.

Recent Accounting Pronouncements

For a description of recently adopted and issued accounting standards, including the respective dates of adoption and expected effects on our results of operations and financial condition, refer to Note 2 to our financial statements included in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We currently do not have any amounts outstanding on our term loan or revolving line of credit. Out term debt was paid off on February 17, 2023. Our revolving line of credit bears interest at variable rates, which exposes us to market risks relating to interest rate fluctuations. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. As of December 31, 2022, we had $24.7 million of variable rate debt outstanding under our term loan and no outstanding balance on our revolving line of credit. Based on this debt level, an increase of 100 basis points in the effective interest rate on our outstanding debt at December 31, 2022 would have resulted in an increase in interest expense of approximately $0.3 million over the next 12 months, if we had not paid off the debt. We do not use derivative financial instruments for speculative or trading purposes, but this does not preclude our adoption of specific hedging strategies in the future.

Item 8. Financial Statements and Supplementary Data

Reference is made to Pages F-1 through F-51 comprising a portion of this Annual Report on Form 10-K.

	Page
Report of Independent Registered Public Accounting Firm (BDO USA, LLP; Salt Lake City, Utah; PCAOB ID#243)	F-2
Consolidated Balance Sheets as of December 31, 2022 and 2021	F-3
Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020	F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2022, 2021 and 2020	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020	F-6
Notes to Consolidated Financial Statements	F-7

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Interim Chief Financial Officer ("CFO"), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act). Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our certifying officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Based upon this evaluation and the above criteria, our CEO and CFO concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022 at the reasonable assurance level.

Management's Annual Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal controls over financial reporting were effective as of December 31, 2022.

On August 31, 2022, we acquired Advanced Comfort Technologies, Inc., dba Intellibed ("Intellibed"). We are currently in the process of integrating Intellibed into our assessment of our internal control over financial reporting. Management's assessment and conclusions on the effectiveness of our internal control over financial reporting as of December 31, 2022 excludes an assessment of the internal control over financial reporting of Intellibed. Intellibed represents approximately 1.7% of the Company's total revenues for the 12 months ending December 31, 2022.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by BDO USA, LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Previously Reported Material Weakness

As previously reported, during the quarter ended September 30, 2022, we determined a material weakness existed relating to ineffective ITGCs in the areas of user access and segregation of duties related to certain IT systems that support the Company's financial reporting processes. We believe that these control deficiencies were a result of turnover of critical IT leadership; insufficient training of IT personnel; and inadequate risk-assessment processes to identify and assess user access in certain IT systems that could impact internal controls over financial reporting. As a result, we determined that we did not have effective controls to prevent or detect a material financial statement misstatement on a timely basis.

In response to this material weakness, management, with oversight of the Audit Committee of the Board, effectively implemented a software solution to assist in managing access and segregation of duties, provided enhanced training to those responsible for IT systems, and implemented improvements to ITGC processes. Based on these measures, management has tested the ITGCs, found them effective, and concluded that the previously reported material weakness described above has been remediated as of December 31, 2022.

Changes in Internal Control over Financial Reporting

Other than the remediation efforts related to the design and implementation of sufficient controls and processes around ITGCs, there were no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Purple Innovation, Inc.
Lehi, Utah

Opinion on Internal Control over Financial Reporting

We have audited Purple Innovation, Inc.'s (the "Company's") internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as "the financial statements") and our report dated March 22, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, LLP

Salt Lake City, Utah
March 22, 2023

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information required under the captions "Directors" and "Corporate Governance" is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2022. Information concerning our executive officers is included in Part I of this report under the caption "Information About Our Executive Officers."

Item 11. Executive Compensation

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2022.

Item 14. Principal Accountant Fees and Services

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2022.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)   The following documents are filed as part of this Report:

(1)   Financial Statements

   The following financial statements are included in Part II, Item 8 of this Form 10-K:

Report of Independent Registered Public Accounting Firm (BDO USA, LLP; Salt Lake City, Utah; PCAOB ID#243)	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Stockholders' Equity (Deficit)	F-5
Consolidated Statements of Cash Flows	F-6
Notes to the Consolidated Financial Statements	F-7

(2)   Financial Statements Schedule

   All other financial statement schedules are omitted because they are not applicable or the amounts are immaterial and not required, or the required information is presented in the consolidated financial statements and notes thereto in Item 15 of Part IV below.

(3)   Exhibits

   We hereby file as part of this report the exhibits listed in the attached Exhibit Index. Exhibits which are incorporated herein by reference can be inspected and copied at the public reference facilities maintained by the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates or on the SEC website at **www.sec.gov**.

Exhibit No.	Description
2.1#	Agreement and Plan of Merger, dated November 2, 2017, by and among Global Partner Acquisition Corp., PRPL Acquisition, LLC, Purple Innovation, LLC, InnoHold, LLC and Global Partner Sponsor I LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on November 3, 2017)
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated January 8, 2018, by and among Global Partner Acquisition Corp., Purple Innovation, LLC, PRPL Acquisition, LLC and other parties named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on January 8, 2018)
2.3	Amendment No. 2 to Agreement and Plan of Merger, dated May 14, 2018, by and among Purple Innovation, Inc., Purple Innovation, LLC, Global Partner Sponsor I LLC and InnoHold, LLC (incorporated by reference to Exhibit 2.2 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 15, 2018)
2.4	Amendment No. 3 to Agreement and Plan of Merger, dated June 14, 2018, by and among Purple Innovation, Inc., Purple Innovation, LLC, Global Partner Sponsor I LLC and InnoHold, LLC (incorporated by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on August 9, 2018)
2.5#	Merger Agreement, dated as of August 31, 2022, by and among Purple Innovation, Inc., Gelato Intermediate, LLC, Gelato Merger Sub, Inc., Advanced Comfort Technologies, Inc., and D. Scott Peterson (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on September 1, 2022).
3.1	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on November 6, 2019)
3.2	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on December 15, 2022).
3.3	Certificate of Designation of the Preferred Stock of the Company, dated September 26, 2022 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on September 27, 2022).
3.4	Certificate of Designation of Proportional Representation Preferred Linked Stock of the Company, dated February 14, 2023 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 14, 2023).
4.1	Form of Class A Common Stock certificate (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
4.2	Form of Class B Common Stock certificate (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
4.3*	Description of Registered Securities.
4.4	Stockholder Rights Agreement, dated as of September 25, 2022, by and between the Company and Pacific Stock Transfer Company, as rights agent (which includes the Form of Rights Certificate as Exhibit B thereto) (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on September 27, 2022).
10.1+	Form of Option Award Agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 15, 2018)
10.2+	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 15, 2018)
10.3+	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 15, 2018)
10.4+	Form of Stock Appreciation Right Award Agreement (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 15, 2018)
10.5+	Form of Stock Bonus Award Agreement (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 15, 2018)
10.6	Exchange Agreement, dated February 2, 2018, by and between Purple Innovation, Inc., Purple Innovation, LLC and InnoHold, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)

10.7	Tax Receivable Agreement, dated February 2, 2018, by and between Purple Innovation, Inc. and InnoHold, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
10.8+	Employment Agreement, dated February 2, 2018, between Purple Innovation, Inc. and Tony Pearce (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
10.9+	Employment Agreement, dated February 2, 2018, between Purple Innovation, Inc. and Terry Pearce (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
10.10+	Purple Innovation, Inc. 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
10.11	Subscription Agreement, dated February 1, 2018, between Global Partner Acquisition Corp., Global Partner Sponsor I LLC, Coliseum Capital Partners, L.P. and Blackwell Partners LLC – Series A (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
10.12	Agreement to Assign Sponsor Warrants, dated February 2, 2018, between Global Partner Acquisition Corp., Global Partner Sponsor I LLC, Continental Stock Transfer and Trust Company, Coliseum Capital Partners, L.P., Blackwell Partners, LLC and Coliseum Co-Invest Debt Fund, L.P. (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
10.13	Agreement to Assign Founder Shares, dated February 2, 2018, between Global Partner Acquisition Corp., Global Partner Sponsor I LLC, Continental Stock Transfer and Trust Company and Coliseum Capital Partners, L.P., Blackwell Partners, LLC (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
10.14	Registration Rights Agreement, dated February 2, 2018, between Global Partner Acquisition Corp., Coliseum Capital Partners, L.P., Blackwell Partners, LLC and Coliseum Co-Invest Debt Fund, L.P. (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
10.15†	Second Amended and Restated Confidential Assignment and License Back Agreement between the Company and EdiZONE (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on November 14, 2018)
10.16+	Option Grant Agreement dated February 21, 2019 between Purple Innovation, Inc. and John Legg (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 27, 2019)
10.17	Registration Rights Agreement dated February 26, 2019 between and among Purple Innovation, Inc., Coliseum Capital Partners, L.P., Blackwell Partners LLC – Series A and Coliseum Co-Invest Debt Fund, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 27, 2019)
10.18	Statement of Work agreement dated March 1, 2019 by and between Purple Innovation, Inc. and FTI Consulting, Inc. (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 7, 2019)
10.19	Master Retailer Agreement dated September 18, 2018 by and between Purple Innovation LLC and Mattress Firm, Inc. (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 7, 2019)
10.20+	Purple Innovation, Inc. 2019 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on May 14, 2019)
10.21	Lease Agreement dated June 10, 2019 between Purple Innovation, LLC and North Slope One, LLC (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on August 13, 2019)
10.22	First Amendment to Lease dated November 19, 2019 between the Company and North Slope One, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on November 25, 2019)
10.23	Amendment to TNT Holdings Amended and Restated Lease Agreement dated April 23, 2020 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 11, 2020)

10.24	Lease Agreement between Purple Innovation, LLC and PNK S2, LLC dated July 21, 2020 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on August 14, 2020)
10.25	Credit Agreement dated September 3, 2020 between and among Purple Innovation, LLC, Purple Innovation, Inc., KeyBank National Association, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on September 3, 2020)
10.26	Pledge and Security Agreement dated September 3, 2020 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on September 3, 2020)
10.27	Guaranty dated September 3, 2020 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on September 3, 2020)
10.28	Collateral Assignment of Patents dated September 3, 2020 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on September 3, 2020)
10.29	Collateral Assignment of Trademarks dated September 3, 2020 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on September 3, 2020)
10.30	Collateral Assignment of Copyrights dated September 3, 2020 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K (File No. 001-37523) filed with SEC on September 3, 2020)
10.31	License Transfer and IP Assignment Agreement between Purple Innovation, LLC and EdiZONE, LLC dated August 14, 2020 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on November 10, 2020)
10.32+	Indemnification Agreement between Purple Innovation, Inc. and Paul Zepf dated August 18, 2020 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on November 10, 2020)
10.33	First Amendment to Amended and Restated Credit Agreement by and among Purple Innovation, LLC, Purple Innovation, Inc., Coliseum Capital Partners, L.P., Blackwell Partners LLC-Series A, and Coliseum Co-Invest Debt Fund, L.P. dated March 27, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on March 30, 2020)
10.34	Second Amendment to Amended and Restated Credit Agreement by and among Purple Innovation, LLC, Purple Innovation, Inc., Coliseum Capital Partners, L.P., Blackwell Partners LLC-Series A, and Coliseum Co-Invest Debt Fund, L.P. dated May 15, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 37523) filed with the SEC on May 18, 2020)
10.35	Waiver and Consent to Amended and Restated Credit Agreement by and among Purple Innovation, LLC, Purple Innovation, Inc., Coliseum Capital Partners, L.P., Blackwell Partners LLC-Series A, and Coliseum Co-Invest Debt Fund, L.P. dated August 20, 2020 (incorporated by reference into Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on August 21, 2020)
10.36	Amendment to Lease Agreement between Purple Innovation, LLC and PNK S2, LLC dated March 4, 2021 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 17, 2021)
10.37	Second Amendment to Lease Agreement between Purple Innovation, LLC and PNK S2, LLC dated March 26, 2021 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 17, 2021)
10.38+	Amendment to Purple Innovation, Inc. 2017 Equity Incentive Plan dated July 12, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on July 13, 2021)

10.39+	Restated and Amended Purple Innovation, Inc. 2019 Long-Term Equity Incentive Plan dated July 12, 2021 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on July 13, 2021)
10.40+	Form of Restricted Share Unit Agreement (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on July 13, 2021)
10.41+	Form of Performance-Based Share Unit Agreement (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on July 13, 2021)
10.42+	Purple Innovation, Inc. 2021 Short-Term Cash Incentive Plan dated July 12, 2021 (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on July 13, 2021)
10.43	First Amendment to the 2020 Credit Agreement dated February 28, 2022 between and among Purple Innovation, LLC, Purple Innovation, Inc., KeyBank National Association, and the other lenders party thereto (incorporated by reference to Exhibit 10.60 to the Annual Report on Form 10-K (File No. 001-37523) filed with the SEC on March 1, 2022).
10.44+	Amended and Restated Employment Agreement, dated as of March 19, 2022, by and among Robert T. DeMartini and Purple Innovation, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on March 22, 2022).
10.45	Second Amendment to the 2020 Credit Agreement dated March 23, 2022 by and among Purple Innovation, LLC, Purple Innovation, Inc., KeyBank National Association, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on March 24, 2022).
10.46+	Offer letter dated as of April 29, 2022, signed by Eric Haynor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on May 3, 2022).
10.47+	Purple Innovation, Inc. 2022 Short-Term Cash Incentive Plan, dated as of May 26, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on June 1, 2022).
10.48+	Second Amendment to Purple Innovation, Inc. 2017 Equity Incentive Plan dated June 2, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on June 3, 2022).
10.49+	Second Consultancy Agreement, dated as of August 11, 2022, by and among Bennett Nussbaum and Purple Innovation, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on August 16, 2022).
10.50+	Separation Agreement entered into between Purple Innovation, LLC and Patrice Varni dated November 5, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on November 8, 2022).
10.51	Fifth Amendment to the 2020 Credit Agreement dated February 17, 2023 by and among Purple Innovation, LLC, Purple Innovation, Inc., KeyBank National Association, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 21, 2023).
14.1	Code of Ethics of Purple Innovation, Inc. (incorporated by reference into Exhibit 14.1 to the Annual Report on Form 10-K (File No. 001-37523) filed with the SEC on March 11, 2021)
21.1*	List of Subsidiaries of the Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm
24.1*	Power of Attorney (included on signature page)
31.1*	Certification of the Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a)
31.2*	Certification of the Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a)
32.1*	Certification of the Principal Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350
32.2*	Certification of the Principal Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith

\# Schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally a copy of any omitted schedules and exhibits to the Securities and Exchange Commission upon request.

+ Indicates management contract or compensatory plan.

† Confidential treatment of certain provisions has been granted by the Securities and Exchange Commission.

Item 16. Form 10-K Summary

      Not applicable.

PURPLE INNOVATION, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm (BDO USA, LLP; Salt Lake City, Utah; PCAOB ID#243)	F-2
Consolidated Balance Sheets as of December 31, 2022 and 2021	F-3
Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020	F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2022, 2021 and 2020	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Purple Innovation, Inc.
Lehi, Utah

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Purple Innovation, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated March 22, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Warranty Accrual

At December 31, 2022, the Company's accrued warranty liability was $20.7 million. As discussed in Note 2 to the consolidated financial statements, the Company provides a limited warranty on most of its products sold. Warranty costs are estimated based on the results of product testing, industry and historical trends and warranty claim rates incurred, and are adjusted for any current or expected trends. These costs are recognized at the time of sale in cost of revenues.

We identified the warranty accrual as a critical audit matter because of certain significant assumptions used by management to estimate warranty costs at the time of sale, specifically, estimated future warranty claims and estimated costs to remedy warranty claims. Auditing these certain significant management assumptions involved especially complex and subjective auditor judgment due to the nature and extent of audit effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

- Evaluating management's estimate of future warranty claims and estimated costs to remedy warranty claims by testing key inputs, including historical claims made and actual warranty costs incurred.

- Assessing the accuracy of management's estimation of future warranty claims by performing a lookback analysis, which compared the amount of claims accrued in prior years to actual claims made in subsequent periods.

- Assessing management's estimate of future warranty claims and estimated costs to remedy warranty claims by evaluating management's analysis of the Company's warranty expense as a percentage of revenues compared to that of peer companies based on available public information.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2017.

Salt Lake City, Utah
March 22, 2023

PURPLE INNOVATION, INC.
Consolidated Balance Sheets
(In thousands, except for par value)

	December 31,	
	2022	**2021**
Assets		
Current assets:		
Cash, cash equivalents and restricted cash	$ 41,754	$ 91,616
Accounts receivable, net	34,566	25,430
Inventories, net	73,197	98,690
Prepaid expenses	7,821	8,064
Other current assets	4,117	5,702
Total current assets	161,455	229,502
Property and equipment, net	136,673	112,614
Operating lease right-of-use assets	102,541	68,037
Goodwill	4,897	—
Intangible assets, net	26,221	13,204
Deferred income taxes	—	217,791
Other long-term assets	1,546	1,322
Total assets	$ 433,333	$ 642,470
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 46,441	$ 79,752
Accrued sales returns	5,107	7,116
Accrued compensation	6,691	8,928
Customer prepayments	4,452	10,854
Accrued sales and use tax	2,978	4,672
Accrued rebates and allowances	9,804	10,169
Operating lease obligations – current portion	13,708	7,053
Other current liabilities	8,130	13,470
Total current liabilities	97,311	142,014
Debt, net of current portion	23,657	94,113
Operating lease obligations, net of current portion	115,599	81,159
Warrant liabilities	—	4,343
Tax receivable agreement liability, net of current portion	—	162,239
Other long-term liabilities, net of current portion	17,876	12,061
Total liabilities	254,443	495,929
Commitments and contingencies (Note 14)		
Stockholders' equity:		
Class A common stock; $0.0001 par value, 210,000 shares authorized; 91,380 issued and outstanding at December 31, 2022 and 66,493 issued and outstanding at December 31, 2021	9	7
Class B common stock; $0.0001 par value, 90,000 shares authorized; 448 issued and outstanding at December 31, 2022 and 448 issued and outstanding at December 31, 2021	—	—
Additional paid-in capital	529,466	407,591
Accumulated deficit	(351,514)	(261,825)
Total stockholders' equity attributable to Purple Innovation, Inc.	177,961	145,773
Noncontrolling interest	929	768
Total stockholders' equity	178,890	146,541
Total liabilities and stockholders' equity	$ 433,333	$ 642,470

The accompanying notes are an integral part of these consolidated financial statements.

PURPLE INNOVATION, INC.
Consolidated Statements of Operations
(In thousands, except per share amounts)

		Year Ended December 31,				
		2022		**2021**		**2020**
Revenues, net	$	575,692	$	726,227	$	648,471
Cost of revenues		365,110		431,253		343,374
Gross profit		210,582		294,974		305,097
Operating expenses:						
Marketing and sales		165,388		239,290		187,991
General and administrative		76,702		72,095		39,925
Research and development		8,755		6,939		5,955
Total operating expenses		250,845		318,324		233,871
Operating income (loss)		(40,263)		(23,350)		71,226
Other income (expense):						
Interest expense		(3,536)		(1,872)		(4,654)
Other income (expense), net		423		(194)		(91)
Loss on extinguishment of debt		—		—		(5,782)
Change in fair value – warrant liabilities		4,343		24,054		(300,073)
Tax receivable agreement income (expense)		161,970		4,016		(34,155)
Total other income (expense), net		163,200		26,004		(344,755)
Net income (loss) before income taxes		122,937		2,654		(273,529)
Income tax benefit (expense)		(212,864)		1,217		43,749
Net income (loss)		(89,927)		3,871		(229,780)
Net income (loss) attributable to noncontrolling interest		(238)		(160)		7,087
Net income (loss) attributable to Purple Innovation, Inc.	$	(89,689)	$	4,031	$	(236,867)
Net income (loss) per share:						
Basic	$	(1.10)	$	0.06	$	(6.04)
Diluted	$	(1.10)	$	(0.30)	$	(6.04)
Weighted average common shares outstanding:						
Basic		81,779		65,928		39,219
Diluted		81,779		67,302		39,219

The accompanying notes are an integral part of these consolidated financial statements.

PURPLE INNOVATION, INC.
Consolidated Statements of Stockholders' Equity (Deficit)
(In thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity attributable to Purple Innovation, Inc.	Noncontrolling	Total Equity
	Shares	Par Value	Shares	Par Value	Capital	Deficit	(Deficit)	Interest	(Deficit)
Balance — December 31, 2019	22,494 $	2	31,394 $	3 $	2,822 $	(28,989) $	(26,162) $	(2,378) $	(28,540)
Net income (loss)	—	—	—	—	—	(236,867)	(236,867)	7,087	(229,780)
Stock-based compensation	—	—	—	—	2,185	—	2,185	—	2,185
Exchange of stock	30,858	3	(30,858)	(3)	—	—	—	—	—
Exercise of warrants	7,621	1	—	—	218,113	—	218,114	—	218,114
Exercise of incremental loan warrants	2,613	—	—	—	81,040	—	81,040	—	81,040
Exercise of stock options	281	—	—	—	2,007	—	2,007	—	2,007
Tax receivable agreement liability	—	—	—	—	(137,314)	—	(137,314)	—	(137,314)
Deferred income taxes	—	—	—	—	165,676	—	165,676	—	165,676
Accrued tax distributions	—	—	—	—	(5,847)	—	(5,847)	—	(5,847)
Issuance of stock	83	—	—	—	—	—	—	—	—
Forfeiture of unvested stock	(36)	—	—	—	—	—	—	—	—
Impact of transactions affecting NCI	—	—	—	—	4,365	—	4,365	(4,365)	—
Balance – December 31, 2020	63,914 $	6	536 $	— $	333,047 $	(265,856) $	67,197 $	344 $	67,541
Net income (loss)	—	—	—	—	—	4,031	4,031	(160)	3,871
Stock-based compensation	—	—	—	—	3,366	—	3,366	—	3,366
Exchange of stock	88	—	(88)	—	—	—	—	—	—
Exercise of warrants	2,298	1	—	—	64,426	—	64,427	—	64,427
Exercise of stock options	171	—	—	—	1,418	—	1,418	—	1,418
Tax receivable agreement liability	—	—	—	—	(760)	—	(760)	—	(760)
Deferred income taxes	—	—	—	—	2,937	—	2,937	—	2,937
Accrued tax distributions	—	—	—	—	(401)	—	(401)	—	(401)
Issuance of stock	22	—	—	—	—	—	—	—	—
InnoHold indemnification payment	—	—	—	—	4,142	—	4,142	—	4,142
Impact of transactions affecting NCI	—	—	—	—	(584)	—	(584)	584	—
Balance – December 31, 2021	66,493 $	7	448 $	— $	407,591 $	(261,825) $	145,773 $	768 $	146,541
Net loss	—	—	—	—	—	(89,689)	(89,689)	(238)	(89,927)
Stock-based compensation	—	—	—	—	3,366	—	3,366	—	3,366
Exercise of stock options	20	—	—	—	166	—	166	—	166
Issuance of stock upon underwritten public offering, net of costs	16,100	1	—	—	92,865	—	92,866	—	92,866
Issuance of stock for acquisition	8,613	1	—	—	26,105	—	26,106	—	26,106
Accrued distributions	—	—	—	—	(228)	—	(228)	—	(228)
Issuance of stock under equity compensation plans	154	—	—	—	—	—	—	—	—
Impact of transactions affecting NCI	—	—	—	—	(399)	—	(399)	399	—
Balance – December 31, 2022	91,380 $	9	448 $	— $	529,466 $	(351,514) $	177,961 $	929 $	178,890

The accompanying notes are an integral part of these consolidated financial statements.

PURPLE INNOVATION, INC.
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ (89,927)	$ 3,871	$ (229,780)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	17,487	9,473	7,899
Non-cash interest	1,072	517	3,105
Paid-in-kind interest	—	—	(6,616)
Loss on extinguishment of debt	—	—	5,782
Loss on disposal of property and equipment	620	—	—
Change in fair value – warrant liabilities	(4,343)	(24,054)	300,073
Tax receivable agreement (income) expense	(161,970)	(4,016)	34,155
Stock-based compensation	3,366	3,366	2,185
Gain from effective settlement of preexisting relationship	(1,421)	—	—
Deferred income taxes	213,548	(3,608)	(45,812)
Changes in operating assets and liabilities:			
Accounts receivable	(4,112)	3,681	(419)
Inventories	28,956	(32,964)	(18,098)
Prepaid expenses and other assets	1,757	1,744	(5,047)
Operating leases, net	7,709	2,159	1,396
Accounts payable	(33,609)	6,796	16,049
Accrued sales returns	(2,009)	(1,312)	1,157
Accrued compensation	(2,892)	(5,482)	6,255
Customer prepayments	(6,456)	4,601	(5)
Accrued rebates and allowances	(365)	(722)	5,580
Other accrued liabilities	3,816	5,047	3,398
Net cash provided by (used in) operating activities	(28,773)	(30,903)	81,257
Cash flows from investing activities:			
Cash, cash equivalents and restricted cash acquired from acquisition, net of cash paid	3,660	—	—
Purchase of property and equipment	(35,376)	(53,938)	(27,878)
Investment in intangible assets	(2,785)	(3,121)	(11,261)
Net cash used in investing activities	(34,501)	(57,059)	(39,139)
Cash flows from financing activities:			
Proceeds from term loan	—	—	45,000
Payments on related-party loan	—	—	(37,497)
Payments on term loan	(17,531)	(2,250)	(563)
Proceeds from revolving line of credit	—	55,000	—
Payments on revolving line of credit	(55,000)	—	—
Proceeds from stock offering	98,210	—	—
Payments for stock offering costs	(5,344)	—	—
Proceeds from exercise of warrants	—	116	46,359
Proceeds from exercise of stock options	166	1,418	2,007
Payments for debt issuance costs	(1,242)	—	(2,460)
Tax receivable agreement payments	(5,847)	(628)	—
Proceeds from InnoHold indemnification payment	—	4,142	—
Distributions to members	—	(1,175)	(5,487)
Net cash provided by financing activities	13,412	56,623	47,359
Net increase (decrease) in cash	(49,862)	(31,339)	89,477
Cash and cash equivalents, beginning of the year	91,616	122,955	33,478
Cash and cash equivalents, end of the year	$ 41,754	$ 91,616	$ 122,955
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest, net of amounts capitalized	$ 2,693	$ 999	$ 8,167
Cash paid during the year for income taxes	$ 303	$ 4,645	$ 2,060
Supplemental schedule of non-cash investing and financing activities:			
Property and equipment included in accounts payable	$ 4,162	$ 6,443	$ 3,305
Issuance of stock for acquisition	$ 26,106	$ —	$ —
Non-cash leasehold improvements	$ —	$ 3,238	$ 5,147
Accrued distributions	$ 228	$ 401	$ 668
Tax receivable agreement liability	$ —	$ 760	$ 137,314
Deferred income taxes			

	$	—	$	2,937	$	165,676
Exercise of liability warrants	$	—	$	64,311	$	252,796

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

The Company's mission is to help people feel and live better through innovative comfort solutions.

Purple Innovation, Inc., collectively with its subsidiary (the "Company" or "Purple Inc.") began as a digitally-native vertical brand founded on comfort product innovation with premium offerings, and is now omni-channel. The Company designs and manufactures a variety of innovative, branded and premium comfort products, including mattresses, pillows, cushions, bases, sheets, and other products. The Company markets and sells its products through its e-commerce online channels, retail brick-and-mortar wholesale partners, Purple owned retail showrooms, and third-party online retailers.

The Company was incorporated in Delaware on May 19, 2015 as a special purpose acquisition company under the name of Global Partnership Acquisition Corp ("GPAC"). On February 2, 2018, the Company consummated a transaction structured similar to a reverse recapitalization (the "Business Combination") pursuant to which the Company acquired a portion of the equity of Purple Innovation, LLC ("Purple LLC"). At the closing of the Business Combination (the "Closing"), the Company became the sole managing member of Purple LLC, and GPAC was renamed Purple Innovation, Inc.

As the sole managing member of Purple LLC, Purple Inc. through its officers and directors is responsible for all operational and administrative decision making and control of the day-to-day business affairs of Purple LLC without the approval of any other member.

On August 31, 2022, the Company acquired all the issued and outstanding stock of Advanced Comfort Technologies, Inc., dba Intellibed ("Intellibed") pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), in which Gelato Merger Sub, Inc., a wholly owned subsidiary of Purple Inc., merged with and into Intellibed, with Intellibed continuing as a wholly owned subsidiary of Purple Inc. On October 3, 2022, Purple Inc. contributed 100% of the membership interest in Intellibed to Purple LLC and Intellibed became a wholly owned subsidiary of Purple LLC. For further discussion see Note 4 — *Acquisition.*

2. Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of Purple Inc., its controlled subsidiary Purple LLC, and Intellibed, Purple LLC's wholly owned subsidiary, from the date of acquisition. All intercompany balances and transactions have been eliminated in consolidation. As of December 31, 2022, Purple Inc. held 99.5% of the common units of Purple LLC and other Purple LLC Class B Unit holders held 0.5% of the common units in Purple LLC.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") and reflect the financial position, results of operations and cash flows of the Company. On December 31, 2020, the Company ceased to be an emerging growth company ("EGC") and was no longer exempt from certain reporting requirements that apply to public companies. As an EGC prior to this date, Purple Inc. had elected to use extended transition periods available to private companies for complying with new or revised accounting standards. These accounting policies have been consistently applied in the preparation of the consolidated financial statements.

Variable Interest Entities

Purple LLC is a variable interest entity. The Company determined that it is the primary beneficiary of Purple LLC as it is the sole managing member and has the power to direct the activities most significant to Purple LLC's economic performance as well as the obligation to absorb losses and receive benefits that are potentially significant. At December 31, 2022, Purple Inc. had a 99.5% economic interest in Purple LLC and consolidated 100% of Purple LLC's assets, liabilities and results of operations in the Company's consolidated financial statements contained herein. The holders of Class B Units held 0.5% of the economic interest in Purple LLC as of December 31, 2022. For further discussion see Note 16—*Stockholders' Equity*.

Reclassification

Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the current year presentation with no effect on previously reported net income (loss), cash flows or stockholders' equity. The change in operating leases, previously reflected as two line items within cash flows from operating activities, is now presented on a net basis as a single line item within the changes in operating assets and liabilities section of the consolidated statement of cash flows.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires the Company to establish accounting policies and to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The Company regularly makes significant estimates and assumptions including, but not limited to, estimates that affect revenue recognition, accounts receivable and allowance for doubtful accounts, valuation of inventories, sales returns, warranty returns, fair value of assets acquired and liabilities assumed in a business combination, warrant liabilities, stock based compensation, the recognition and measurement of loss contingencies, estimates of current and deferred income taxes, deferred income tax valuation allowances, and amounts associated with the Company's Tax Receivable Agreement with InnoHold, LLC ("InnoHold"). Predicting future events is inherently an imprecise activity and, as such, requires the use of judgment. Actual results could differ materially from those estimates.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying value of cash, cash equivalents and restricted cash approximates fair value because of the short-term maturity of those instruments. At December 31, 2022, cash, cash equivalents and restricted cash included $1.7 million of restricted cash deposited by Intellibed in a separate account pursuant to an escrow agreement with the Company. For further discussion regarding restricted cash, see Note 4 — *Acquisition.*

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded net of an allowance for expected losses and consist primarily of receivables from wholesale customers and receivables from third-party consumer financing partners and credit card processors. The allowance is recognized in an amount equal to anticipated future write-offs. Management estimates the allowance for doubtful accounts based on delinquencies, aging trends, industry risk trends, historical experience and current trends. Account balances are charged off against the allowance when management believes it is probable the receivable will not be recovered. The allowance for doubtful accounts at both December 31, 2022 and 2021 was not material.

Inventories

Inventories are comprised of raw materials, work-in-process and finished goods and are stated at the lower of cost or net realizable value. Manufactured inventory consists of raw material, direct labor and manufacturing overhead costs. Inventory cost is calculated using a method that approximates average cost. The Company reviews the components of its inventory on a regular basis for excess and obsolete inventory and makes appropriate adjustments when necessary. Once established, the original cost of the inventory less the related inventory allowance represents the new cost basis of such products.

Property and Equipment

Property and equipment are stated at cost, net of depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the respective assets, ranging from 1 to 17 years, as follows:

	Years
Equipment	5 - 10
Furniture and fixtures	3 - 7
Office equipment	3 - 5
Leasehold improvements	1 - 17

Major renewals and betterments that increase value or extend useful life are capitalized. The Company records depreciation and amortization in cost of sales for long-lived assets used in the manufacturing process, and within each line item of operating expenses for all other long-lived assets. Leasehold improvements are amortized over the shorter of the useful life of the leasehold improvements or the contractual term of the lease, with consideration of lease renewal options if exercise is reasonably certain. The cost and related accumulated depreciation of assets sold or retired is removed from the accounts with any resulting gain or loss included in the consolidated statement of operations.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. When no debt is specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project using the weighted average cost of the Company's outstanding borrowings.

Leases

The Company determines if an agreement contains a lease at the inception of a contract. For leases with an initial term greater than 12 months, a related lease liability is recorded on the balance sheet at the present value of future payments discounted at the estimated fully collateralized incremental borrowing rate (discount rate) corresponding with the lease term. In addition, a right-of-use ("ROU") asset is recorded as the initial amount of the lease liability, plus any lease payments made to the lessor before or at the lease commencement date and any initial direct costs incurred, less any tenant improvement allowance incentives received. The Company elected not to separate lease and non-lease components for all real estate leases.

The Company calculates the present value of future payments using its incremental borrowing rate when the discount rate implicit in the lease is not known. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. The Company determines the applicable incremental borrowing rate at the lease commencement date based on the rates of its secured borrowings, which is then adjusted for the appropriate lease term and risk premium. In determining the Company's ROU assets and corresponding lease liabilities, the Company applies these incremental borrowing rates to the minimum lease payments within each lease agreement.

Lease expense is recognized on a straight-line basis over the lease term. Tenant incentive allowances received from the lessor are amortized through the ROU asset as a reduction of rent expense over the lease term. Any variable lease costs are expensed as incurred. Leases with an initial term of 12 months or less (short-term leases) are not recorded as ROU assets and corresponding lease liabilities. Short-term lease expense is recognized on a straight-line basis over the lease term. ROU assets are assessed for impairment as part of long-lived assets, which is performed whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting, in accordance with ASC *805, Business Combinations.* When the Company completes an acquisition, the assets acquired and the liabilities assumed are recognized separately from goodwill at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of the fair value of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While best estimates and assumptions are used to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, the Company's estimates are inherently uncertain and subject to refinement. If the Company obtains new information within the measurement period (up to one year from the acquisition date) about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are reflected in the consolidated statement of operations.

In the event an acquisition involves an entity with which the Company has a preexisting relationship, the Company will generally recognize a gain or loss within the consolidated statement of operations to settle that relationship as of the acquisition date. Transaction costs associated with business combinations are expensed as incurred.

Goodwill

The Company accounts for goodwill in a business combination as the excess of the cost over the fair value of net assets acquired and is assigned to the reporting unit in which the acquired business will operate. The Company does not amortize goodwill but tests it for impairment each fiscal year or whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

The recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The Company may elect to perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. If the qualitative assessment is not performed or if the Company determines that it is not more likely than not that the fair value of the reporting unit exceeds the carrying value, the Company determines the fair value of its reporting units based on an average weighting of both projected discounted future results and the use of comparative market multiples. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a loss recognized in the amount equal to that excess.

Intangible Assets

Intangible assets include a customer relationship intangible associated with the Intellibed acquisition, developed technologies by Purple and Intellibed, trade names and trademarks, internal-use software, domain name costs, license fees and other patent and trademark related costs. Definite-lived intangible assets are being amortized using the straight-line method over their estimated lives, ranging from two to 15 years.

For software developed or obtained for internal use, the Company capitalizes direct external costs associated with developing or obtaining internal-use software. In addition, the Company capitalizes certain payroll and payroll-related costs for employees who are directly involved with the development of such applications. Capitalized costs related to internal-use software under development are treated as construction-in-progress until the program, feature or functionality is ready for its intended use, at which time amortization commences. Capitalized software costs are amortized on a straight-line basis over three years.

Asset Impairment Charges

Definite-lived Intangible Assets – Definite-lived intangible assets are reviewed for impairment annually or whenever events or changes in circumstances indicate impairment may have occurred. Any identified impairment would result in an adjustment to the Company's results of operations. There were no impairment charges realized on definite-lived intangible assets during the years ended December 31, 2022 and 2021. During the year ended December 31, 2020, an impairment charge of $0.6 million was recorded to write-off the unamortized portion of license costs related to a vendor supply and services agreement. For further discussion see Note 9—*Intangible Assets.*

Indefinite-lived Intangible Assets – Intangible assets that have indefinite lives are not amortized but are reviewed for impairment annually or when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. Impairment testing is based upon the best information available including estimates of fair value which incorporate assumptions marketplace participants would use in making their estimates of fair value. Accounting guidance provides for the performance of either a quantitative assessment or a qualitative assessment before calculating the fair value of an asset. For its indefinite lived intangibles assets, the Company assessed qualitative factors to determine whether any events or circumstances existed which indicated that it was more likely than not that the fair value of its indefinite lived assets did not exceed their carrying values. The Company concluded no such events or circumstances existed which would require an impairment test be performed beyond the qualitative assessment. In the future, if events or market conditions affect the estimated fair value to the extent that an asset is impaired, the Company will adjust the carrying value of these assets in the period in which the impairment occurs.

Long-Lived Assets – Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset or group of assets. If estimated future undiscounted net cash flows are less than the carrying amount of the asset or group of assets, the asset is considered impaired and an expense is recorded in an amount required to reduce the carrying amount of the asset to its then fair value. Fair value generally is determined from estimated discounted future net cash flows (for assets held for use) or net realizable value (for assets held for sale). The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2022, 2021 or 2020.

Cooperative Advertising, Rebate and Other Promotion Programs

The Company enters into programs with certain wholesale partners to provide funds for advertising and promotions as well as volume and other rebate programs. When sales are made to these customers, the Company records liabilities pursuant to these programs. The Company periodically assesses these liabilities based on actual sales to determine whether all of the cooperative advertising earned will be used by the customer or whether the customer will meet the requirements to receive rebate funds. Significant estimates are required at any point in time with regard to the ultimate reimbursement to be claimed by the customers. Subsequent revisions to the estimates are recorded and charged to earnings in the period in which they are identified. Rebates and certain cooperative advertising amounts are classified as a reduction of revenue and presented within net revenues in the accompanying consolidated statements of operations. Cooperative advertising expenses that can be identified as a distinct good or service and for which the fair value can be reasonably estimated are recorded, when incurred, as components of marketing and sales expenses in the accompanying consolidated statements of operations. Marketing and sales expense in 2022, 2021 and 2020 included $4.1 million, $2.7 million and $1.2 million, respectively, related to shared advertising costs that the Company incurred under its cooperative advertising programs to the extent the fair value of the distinct good or service were reasonably estimable.

Advertising Costs

The Company incurs advertising costs associated with print, digital and broadcast advertisements. Advertising costs are expensed when the advertisements are run for the first time and included in marketing and selling expenses in the accompanying consolidated statements of operations. Advertising expense was $61.0 million, $149.8 million and $130.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Revenue Recognition

The Company markets and sells its products through e-commerce online channels, retail brick-and-mortar wholesale partners, Purple owned retail showrooms, and third-party online retailers. Revenue is recognized when the Company satisfies its performance obligations under the contract which involves transferring the promised products to the customer. This principle is achieved in the following steps:

Identify the contract with the customer. A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party's rights regarding the goods to be transferred and identifies the payment terms related to these goods, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for the goods that are transferred is probable based on the customer's intent and ability to pay the promised consideration. The Company does not have significant costs to obtain contracts with customers.

Identify the performance obligations in the contract. The Company's contracts with customers do not include multiple performance obligations to be completed over a period of time. The performance obligations generally relate to delivering products to a customer, subject to the shipping terms of the contract. The Company has made an accounting policy election to account for shipping and handling activities performed after a customer obtains control of the goods, including "white glove" delivery services, as activities to fulfill the promise to transfer the goods. The Company does not offer extended warranty or service plans. The Company does not provide an option to its customers to purchase future products at a discount and therefore there are no material option rights.

Determine the transaction price. Payment for sale of products through the e-commerce online channel, Purple owned retail showrooms and third-party online retailers is collected at point of sale in advance of shipping the products. Amounts received for unshipped products are recorded as customer prepayments. Payment by traditional wholesale customers is due under customary fixed payment terms. None of the Company's contracts contain a significant financing component. Revenue is recorded at the net sales price, which includes estimates of variable consideration such as product returns, volume rebates, and other adjustments. The estimates of variable consideration are based on historical return experience, historical and projected sales data, and current contract terms. Variable consideration is included in revenue only to the extent that it is probable that a significant reversal of the revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Allocate the transaction price to performance obligations in the contract. The Company's contracts with customers do not include multiple performance obligations. Therefore, the Company recognizes revenue upon transfer of the product to the customer's control at contractually stated pricing.

Recognize revenue when or as we satisfy a performance obligation. The Company satisfies performance obligations at a point in time upon either shipment or delivery of goods, in accordance with the terms of each contract with the customer. With the exception of third-party "white glove" delivery and certain wholesale partners, revenue generated from product sales is recognized at shipping point, the point in time the customer obtains control of the products. Revenue generated from sales through third-party "white glove" delivery is recognized at the point in time when the product is delivered to the customer. Revenue generated from certain wholesale partners is recognized at a point in time when the product is delivered to the wholesale partner's warehouse. The Company does not have service revenue.

Cost of Revenues

Costs associated with net revenues are recorded in cost of revenues in the same period in which related sales have been recorded. Cost of revenues includes the costs of receiving, producing, inspecting, warehousing, insuring, and shipping goods during the period, as well as depreciation and amortization of long-lived assets used in these processes. Cost of sales also includes shipping and handling costs associated with the delivery of goods to customers.

Sales Returns

The Company's policy provides customers up to 100-days to return a mattress, pet bed or pillow and up to 30-days to return all other products (except power bases) for a full refund. Estimated sales returns, which are recorded as a reduction of revenue at the time of sale and recorded as a liability on the balance sheet, are based on historical trends and product return rates and are adjusted for any current or expected trends as appropriate. Actual sales returns could differ from these estimates. The Company regularly assesses and adjusts the estimate of accrued sales returns by updating the return rates for actual trends and projected costs. The Company classifies the estimated sales returns as a current liability as they are expected to be paid out in less than one year. As of December 31, 2022 and 2021, $5.1 million and $7.1 million, respectively, were included as accrued sales returns in the accompanying consolidated balance sheets.

The Company had the following activity for sales returns:

	Years Ended December 31,		
(in thousands)	2022	2021	2020
Balance at beginning of period	$ 7,116	$ 8,428	$ 7,271
Additions that reduced net revenue	35,479	45,561	50,504
Deduction from reserves for current year returns	(37,488)	(46,873)	(49,347)
Balance at end of period	$ 5,107	$ 7,116	$ 8,428

Warranty Liabilities

The Company provides a limited warranty on most of the products sold. The estimated warranty costs, which are expensed at the time of sale and included in cost of revenues, are based on the results of product testing, industry and historical trends and warranty claim rates incurred, and are adjusted for any current or expected trends as appropriate. Actual warranty claim costs could differ from these estimates. The Company regularly assesses and adjusts the estimate of accrued warranty claims by updating claims rates for actual trends and projected claim costs. The Company expects the estimated warranty liability to continue to increase as the Company has not reached a full 10-years of history on its 10-year mattress warranty. The Company classifies estimated warranty costs expected to be paid beyond a year as a long-term liability. As of December 31, 2022 and 2021, $5.0 million and $3.9 million of warranty liabilities are included in other current liabilities and $15.7 million and $11.1 million of warranty liabilities are included in other long-term liabilities on the accompanying consolidated balance sheets, respectively.

The Company had the following activity for warranty liabilities:

	Years Ended December 31,		
(in thousands)	2022	2021	2020
Balance at beginning of period	$ 15,013	$ 8,397	$ 4,621
Additions charged to expense for current year sales	9,856	9,234	6,399
Deduction from reserves for current year claims	(4,125)	(2,618)	(2,623)
Balance at end of period	$ 20,744	$ 15,013	$ 8,397

Debt Issuance Costs and Discounts

Debt issuance costs and discounts that relate to borrowings are presented in the consolidated balance sheet as a direct reduction from the carrying amount of the related debt liability and are amortized into interest expense using an effective interest rate over the duration of the debt. Debt issuance costs that relate to revolving lines of credit are carried as an asset in the consolidated balance sheet and amortized to interest expense on a straight-line basis over the term of the related line of credit facility. Refer to Note 11– *Debt.*

Warrant Liabilities

The Company accounted for its incremental loan warrants as liability warrants under the provisions of ASC 480, *Distinguishing Liabilities from Equity*. ASC 480 requires the recording of certain liabilities at their fair value. Changes in the fair value of these liabilities are recognized in earnings. These warrants contained a repurchase provision which, upon an occurrence of a fundamental transaction as defined in the warrant agreement, could have given rise to an obligation of the Company to pay cash to the warrant holders. In addition, other provisions may have led to a reduction in the exercise price of the warrants. The Company determined the fundamental transaction provisions required the warrants to be accounted for as a liability at fair value on the date of the transaction, with changes in fair value recognized in earnings in the period of change. The Company used the Monte Carlo Simulation of a Geometric Brownian Motion stock path model to determine the fair value of the liability. The model uses key assumptions and inputs such as exercise price, fair market value of common stock, risk free interest rate, warrant life, expected volatility and the probability of a warrant re-price. All of the incremental loan warrants were exercised during fiscal 2020.

The Company accounted for its public warrants in accordance with ASC 815, *Derivatives and Hedging—Contracts in Entity's Own Equity*, under which these warrants did not meet the criteria for equity classification and were recorded as liabilities. Since the public warrants met the definition of a derivative as contemplated in ASC 815, these warrants were measured at fair value at inception and at each reporting date in accordance with ASC 820, *Fair Value Measurement*, with changes in fair value recognized in earnings in the period of change. The Company determined the fair value of the public warrants based on their public trading price. All of the public warrants were exercised during fiscal 2020.

The Company accounts for its sponsor warrants in accordance with ASC 815, under which these warrants do not meet the criteria for equity classification and must be recorded as liabilities. Since the sponsor warrants meet the definition of a derivative as contemplated in ASC 815, these warrants are measured at fair value at inception and at each reporting date in accordance with ASC 820 with changes in fair value recognized in earnings in the period of change. The Company uses the Black-Scholes model to determine the fair value of the liability associated with the sponsor warrants. The model uses key assumptions and inputs such as exercise price, fair market value of common stock, risk free interest rate, warrant life and expected volatility. At December 31, 2022, there were 1.9 million sponsor warrants outstanding. On February 3, 2023 all outstanding warrants expired.

Fair Value Measurements

The Company uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability. The levels of the fair value hierarchy are:

Level 1—Quoted market prices in active markets for identical assets or liabilities;

Level 2—Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable, such as interest rate and yield curves, and market-corroborated inputs); and

Level 3—Unobservable inputs in which there is little or no market data, which require the reporting unit to develop its own assumptions.

The classification of fair value measurements within the established three-level hierarchy is based upon the lowest level of input that is significant to the measurements. Financial instruments, although not recorded at fair value on a recurring basis include cash, cash equivalents and restricted cash, receivables, accounts payable, and the Company's debt obligations. The carrying amounts of cash, cash equivalents and restricted cash, receivables and accounts payable approximate fair value because of the short-term nature of these accounts. The fair value of the Company's debt instruments are estimated to be face value based on the contractual terms of the debt arrangements and market-based expectations.

The public warrant liabilities are Level 1 instruments as they use quoted market prices from an active market. The sponsor and incremental loan warrant liabilities are Level 3 instruments that use internal models to estimate fair value based on certain significant unobservable inputs which requires determination of relevant inputs and assumptions. Accordingly, changes in these unobservable inputs may have a significant impact on fair value. Such inputs include risk free interest rate, expected average life, expected dividend yield, and expected volatility. These Level 3 liabilities generally decrease (increase) in value based upon an increase (decrease) in risk free interest rate and expected dividend yield. Conversely, the fair value of these Level 3 liabilities generally increase (decrease) in value if the expected average life or expected volatility were to increase (decrease).

The following table presents information about the Company's liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

(In thousands)	Level	December 31,	
		2022	2021
Sponsor warrants	3	$ —	$ 4,343

The 1.9 million sponsor warrants outstanding at December 31, 2022 had a negligible fair value.

The following table summarizes the Company's total Level 3 liability activity for the years ended December 31, 2022, 2021 and 2020:

(In thousands)	Sponsor Warrants	Incremental Loan Warrants	Total Level 3 Liabilities
Fair value as of December 31, 2019	$ 7,689	$ 21,622	$ 29,311
Initial measurement	(1,275)	—	(1,275)
Fair value transfer to Level 1 measurement	(3,690)	(81,040)	(84,730)
Change in valuation inputs[1]	89,984	59,418	149,402
Fair value as of December 31, 2020	$ 92,708	$ —	$ 92,708
Fair value transfer to Level 1 measurement	—	—	—
Fair value of warrants exercised	(64,311)	—	(64,311)
Change in valuation inputs[1]	(24,054)	—	(24,054)
Fair value as of December 31, 2021	$ 4,343	$ —	$ 4,343
Fair value transfer to Level 1 measurement	—	—	—
Fair value of warrants exercised	—	—	—
Change in valuation inputs[1]	(4,343)	—	(4,343)
Fair value as of December 31, 2022	$ —	$ —	$ —

(1) Changes in valuation inputs are recognized as the change in fair value – warrant liabilities in the consolidated statement of operations.

Stock Based Compensation

The Company accounts for stock-based compensation under the provisions of ASC 718, *Compensation—Stock Compensation*. This standard requires the Company to record an expense associated with the fair value of stock-based compensation over the requisite service period.

During 2022, 2021 and 2020, the Company granted stock options under the Company's 2017 Equity Incentive Plan (the "2017 Equity Incentive Plan") to certain officers, executives and employees of the Company. The fair value for these awards was determined using the Black-Scholes option valuation model at the date of grant. Stock based compensation on these awards is expensed on a straight-line basis over the vesting period. Option pricing models require the input of subjective assumptions including the expected term of the stock option, the expected price volatility of the Company's common stock over the period equal to the expected term of the grant, and the expected risk-free rate. Changes in these assumptions can materially affect the fair value estimate. The Company recognizes forfeitures of stock option awards as they occur.

During 2022, 2021 and 2020, the Company granted stock awards under the 2017 Equity Incentive Plan to independent directors on the Company's Board for services performed. Since all of these awards vested immediately, stock-based compensation was recorded on the grant date using the publicly quoted closing price of the Company's common stock on that date as fair value.

During 2022 and 2021, the Company granted restricted stock units under the Company's 2017 Equity Incentive Plan to certain employees of the Company. A portion of the restricted stock units granted included a market vesting condition. The estimated fair value of the restricted stock units that do not have the market vesting condition is recognized on a straight-line basis over the vesting period. The estimated fair value of the stock units that included a market vesting condition was measured on the grant date using a Monte Carlo Simulation of a Geometric Brownian Motion stock path model and incorporated the probability of vesting occurring. The estimated fair value of these awards is recognized over the derived service period (as determined by the valuation model), with such recognition occurring regardless of whether the market condition is met.

In May and June 2020, the Company granted restricted stock awards under the Company's 2017 Equity Incentive Plan to certain employees of the Company. The stock awards vest over 3 to 4 years. The estimated fair value of restricted stock is measured on the grant date and is recognized as expense over the vesting period.

In March 2020, the Company granted a restricted stock award under the Company's 2017 Equity Incentive Plan to the Company's independent Board advisor and GPAC observer. The stock award vested in March 2021. As this award included a service condition, the estimated fair value of the restricted stock was measured on the grant date and recognized over the service period. The Company determined that the fair value of the restricted stock on the grant date was immaterial.

During 2019, the Company granted a restricted stock award that had certain vesting conditions which could be met at the earliest in the twelve months ended March 31, 2022. All of the vesting conditions were satisfied on September 30, 2021 and all of the shares became unrestricted on that date. As this award included a market vesting condition, stock-based compensation was determined as the estimated fair value of the restricted stock measured on the grant date using a Monte Carlo Simulation of a Geometric Brownian Motion stock path model which incorporated the probability of vesting occurring. The fair value of the restricted stock was expensed over the derived service period which ended when all of the shares became issuable.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that the deferred tax assets will be realized. Deferred tax assets and liabilities are calculated by applying existing tax laws and the rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the year of the enacted rate change. The Company's effective tax rate is primarily impacted by the allocation of income taxes to the noncontrolling interest and changes in our valuation allowance.

The Company accounts for uncertainty in income taxes using a recognition and measurement threshold for tax positions taken or expected to be taken in a tax return, which are subject to examination by federal and state taxing authorities. The tax benefit from an uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination by taxing authorities based on technical merits of the position. The amount of the tax benefit recognized is the largest amount of the benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The effective tax rate and the tax basis of assets and liabilities reflect management's estimates of the ultimate outcome of various tax uncertainties. The Company recognizes penalties and interest related to uncertain tax positions within the provision (benefit) for income taxes line in the accompanying consolidated statements of operations.

The Company files U.S. federal and certain state income tax returns. The income tax returns of the Company are subject to examination by U.S. federal and state taxing authorities for various time periods, depending on those jurisdictions' rules, generally after the income tax returns are filed.

Tax Receivable Agreement

In connection with the Business Combination, the Company entered into the Tax Receivable Agreement with InnoHold, which provides for the payment by the Company to InnoHold of 80% of the net cash savings, if any, in U.S. federal, state and local income tax that the Company actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing as a result of (i) any tax basis increases in the assets of Purple LLC resulting from the distribution to InnoHold of the cash consideration, (ii) the tax basis increases in the assets of Purple LLC resulting from the redemption by Purple LLC or the exchange by the Company, as applicable, of Class B Paired Securities or cash, as applicable, and (iii) imputed interest deemed to be paid by the Company as a result of, and additional tax basis arising from, payments it makes under the Tax Receivable Agreement.

As noncontrolling interest holders exercise their right to exchange or cause Purple LLC to redeem all or a portion of its Class B Units, a liability under the Tax Receivable Agreement (a "TRA Liability") may be recorded based on 80% of the estimated future cash tax savings that the Company may realize as a result of increases in the basis of the assets of Purple LLC attributed to the Company as a result of such exchange or redemption. The amount of the increase in asset basis, the related estimated cash tax savings and the attendant TRA Liability to be recorded will depend on the price of the Company's Class A common stock at the time of the relevant redemption or exchange. The estimation of liability under the Tax Receivable Agreement is by its nature imprecise and subject to significant assumptions regarding the amount and timing of future taxable income.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM"). The role of the CODM is to make decisions about allocating resources and assessing performance. The Company's operations are based on an omni-channel distribution strategy that allows the Company to offer a seamless shopping experience to its customers across multiple sales channels. The Company concluded its business operates in one operating segment as all of the Company's sales channels are complementary and analyzed in the same manner. Also, the CODM reviews financial information presented on a consolidated basis for the purpose of allocating resources and evaluating financial performance. Since the Company operates in one operating segment, all required financial segment information can be found throughout the consolidated financial statements. The Company's chief executive officer has been identified as its CODM.

Net Income (Loss) Per Share

Basic net income (loss) per common share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of Class A common stock outstanding during each period. Diluted net income (loss) per share reflects the weighted-average number of common shares outstanding during the period used in the basic net income (loss) computation plus the effect of common stock equivalents that are dilutive. The Company uses the "if-converted" method to determine the potential dilutive effect of conversions of its outstanding Class B common stock, and the treasury stock method to determine the potential dilutive effect of its outstanding warrants, share-based payment awards and the vesting of unvested Class A common stock.

Restructuring Activities

In February and April 2022, because of lower-than-expected demand and higher labor and overhead costs that adversely affected our results of operations in the fourth quarter of 2021 and the first quarter of 2022, the Company completed a restructuring of its workforce to balance production, improve efficiencies and realign the Company's cost structure to focus on quality of earnings in its current core business. As a result of the realignment and restructuring, the Company reduced employee headcount and recognized severance charges of $2.0 million during the year ended December 31, 2022.

In June 2022, the Company incurred a one-time separation fee of $3.1 million with a professional services provider for not continuing with their services. The fee was recorded as general and administrative expense in the consolidated statement of operations for the year ended December 31, 2022.

During 2022, the Company implemented additional cost reduction and efficiency efforts to improve costs, increase margins and ensure compliance with debt covenants. If the Company's cash flows from operations or other sources of financing are less than anticipated, the Company believes it will be able to fund operating expenses and continue satisfying the conditions of its 2020 financing arrangement, as amended, based on its ability to scale back operations, reduce marketing spend, prepay term debt, use available liquidity under its revolving line of credit, and postpone or discontinue growth strategies. In addition, the Company may also consider restructuring its obligations with current creditors, pursue work-out options or seek additional funding sources including new debt or equity capital.

In December 2022, the Company filed a registration statement on Form S-3 with the United States Securities and Exchange Commission using the "shelf" registration process. As a result, the Company may offer and sell from time to time, in one or more series or issuances and on terms that the Company will determine at the time of the offering, any combination of the securities described in the registration statement, up to an aggregate amount of $90.0 million.

Recent Accounting Pronouncements

Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* (ASU 2020-04), which provides guidance to alleviate the burden in accounting for reference rate reform by allowing certain expedients and exceptions in applying generally accepted accounting principles to contracts, hedging relationships, and other transactions impacted by reference rate reform. The provisions of ASU 2020-04 apply only to those transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. This standard is currently effective and upon adoption may be applied prospectively to contract modifications made on or before December 31, 2022, when the reference rate replacement activity is expected to be completed. The Company does not currently have any receivables, hedging relationships, lease agreements, or debt agreements that reference LIBOR or another reference rate expected to be discontinued. In February 2022, the Company entered into an amendment to its 2020 financing arrangement that changed the interest reference rate on its term loan and revolving line of credit from LIBOR to the Secured Overnight Financing Rate ("SOFR"). The change to SOFR did not have a material impact on the Company's consolidated financial statements – see Note 11—*Debt* for discussion of this amendment.

Measurement of Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* (ASU 2016-13), which was further updated and clarified by the FASB through issuance of additional related ASUs. This guidance replaces the existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost based on expected credit losses. The estimate of expected credit losses requires the incorporation of historical information, current conditions, and reasonable and supportable forecasts. These updates are effective for public companies, excluding Smaller Reporting Companies ("SRC"), for annual periods beginning after December 15, 2019, including interim periods therein. The standard is effective for all other entities for annual periods beginning after December 15, 2022, including interim periods therein. This standard is to be applied utilizing a modified retrospective approach. The adoption of this standard on January 1, 2023 did not have a material impact on the Company's consolidated financial statements and related disclosures.

3. Underwritten Offering

In March 2022, the Company completed an underwritten offering of 16.1 million shares of Class A common stock, which included the underwriters exercising their over-allotment option in full to purchase an additional 2.1 million shares. The underwriters purchased the Class A common stock from the Company at a price of $5.65 per share, except that any shares sold by the underwriters to Coliseum Capital Partners, L.P. and Blackwell Partners LLC – Series A, up to an aggregate of 29.81% of the shares of Class A common stock pursuant to the offering, were purchased from the Company by the underwriters at a price of $6.10 per share. The aggregate net proceeds received by the Company from the offering, after deducting offering fees and expenses of $5.3 million, totaled $92.9 million.

4. Acquisition

On August 31, 2022, pursuant to the Merger Agreement, the Company acquired Intellibed, a premium sleep and health wellness company, offering gel-based mattresses scientifically designed for maximum back support, spinal alignment and pressure point relief. We believe that the addition of Intellibed will increase product offerings to customers, expand market opportunities, capitalize on synergies of the combined companies, and increase opportunities for innovation. In addition, the acquisition allowed the Company to consolidate ownership of its intellectual property licensed to Intellibed and more fully capitalize on growing demand for products with gel technologies.

The acquisition date fair value of the consideration transferred for Intellibed was $28.3 million, which consisted of the following (in thousands):

Fair value of Class A common stock issued at closing	$	23,069
Fair value of Class A common stock held in escrow		1,467
Fair value of contingent consideration		1,471
Fair value of effective settlement of preexisting relationships		1,672
Transaction expenses paid on behalf of Intellibed		546
Due to seller		75
Fair value of total purchase consideration	$	28,300

The fair value of common stock issued at closing consisted of approximately 8.1 million shares of Class A common stock valued using the acquisition date closing price of $2.86. The fair value of common stock held in escrow consisted of 0.5 million shares of Class A common stock valued using the acquisition date closing price of $2.86. These shares are being held in escrow pending resolution of net working capital adjustments and certain indemnification matters, as described in the Merger Agreement.

Contingent consideration represents the fair value of 1.5 million shares of Class A common stock issuable to Intellibed security holders if the closing price of the Company's stock does not equal or exceed $5.00 for at least ten trading days over any period of 30 consecutive trading days during the period beginning on the six-month anniversary of the closing date and ending on the 18-month anniversary of the closing date. The contingent shares were valued using a Monte-Carlo simulation model. Because the contingent consideration is payable with a fixed number of shares of the Company's Class A common stock, it is classified as equity and will not require remeasurement in subsequent periods.

The fair value of effective settlement of preexisting relationships includes $1.4 million related to the fair value of a preexisting legal matter with Intellibed that was effectively settled on the acquisition date and $0.3 million related to the fair value of a preexisting royalty liability owed by Intellibed to the Company that was also effectively settled on the acquisition date. As a result of effectively settling the preexisting legal matter with Intellibed, the Company recorded a gain of $1.4 million as other income (expense), net in the consolidated statement of operations for the year ended December 31, 2022. As a result of effectively settling the preexisting royalty liability, the Company and Intellibed recorded a corresponding receivable and payable, respectively, for the same $0.3 million amount that was eliminated in consolidation as of December 31, 2022.

The Company recorded the acquisition based on the fair value of the consideration transferred and then allocated the purchase price to the identifiable assets acquired and liabilities assumed based on their respective preliminary estimated fair values as of the acquisition date. Determining the fair value of assets acquired and liabilities assumed required management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenues and cash flows, discount rates, and asset lives, among other items. While the Company used its best estimates and assumptions as a part of the purchase price allocation process to accurately value the assets acquired, including intangible assets, and the liabilities assumed at the acquisition date, the Company's estimates are inherently uncertain and subject to refinement. Due to the close proximity of the acquisition date to the Company's reporting date, the Company recorded the assets acquired and liabilities assumed at their preliminary estimated fair values. As of December 31, 2022, the Company had not finalized the determination of the working capital adjustments and the fair values allocated to various assets and liabilities, income tax provision, intangible assets and the residual amount allocated to goodwill. Consequently, during the measurement period, which could be up to one year from the acquisition date, the Company may record adjustments to the fair values of the assets acquired and the liabilities assumed, with a corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or the liabilities assumed, whichever comes first, any subsequent adjustments will be reflected in the Company's consolidated statement of operations.

Based upon the purchase price allocation, the following table summarizes the preliminary fair value of the assets acquired and liabilities assumed at the date of the acquisition (in thousands):

Net tangible assets (liabilities):		
Cash, cash equivalents and restricted cash	$	4,206
Accounts receivable		5,024
Inventory		3,463
Other current assets		326
Property and equipment		7,000
Operating lease right-of-use assets		5,491
Other long-term assets		68
Accounts payable		(2,807)
Other current liabilities		(2,273)
Operating lease obligations		(4,373)
Deferred tax liabilities		(4,242)
Net tangible assets (liabilities)		11,883
Goodwill		4,897
Customer relationships		10,876
Developed technology		644
Net assets acquired and liabilities assumed	$	28,300

The Company believes the amount of goodwill resulting from the purchase price allocation is primarily attributable to expected synergies from the assembled workforce, an increase in development capabilities, increased offerings to customers, expanded market opportunities, and enhanced opportunities for growth and innovation. Goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators of impairment are present. In the event that goodwill has become impaired, the Company will record an expense for the amount impaired during the quarter in which the determination is made. The goodwill recorded is not deductible for income tax purposes.

The two identified definite lived intangible assets, comprised of customer relationships and developed technology, will be amortized over their estimated useful lives of ten and two years, respectively. The customer relationships intangible asset represents the estimated fair value of the underlying relationships with Intellibed customers, valued utilizing the multi-period excess earnings method. The developed technology intangible represents the fair value of Intellibed industry-specific cloud and mobile software and related technologies, valued using the cost to recreate method.

The cash, cash equivalents and restricted cash balance acquired includes $1.7 million of cash deposited by Intellibed in a separate account pursuant to an escrow agreement with the Company. The purpose of the escrow cash amount is to cover Intellibed's estimated state income tax liabilities, sales tax liabilities and related filing expenses that existed prior to the acquisition date. If the actual liabilities are less than estimated, any excess cash would be returned to the previous shareholders of Intellibed. If payments for these items exceed the escrow balance, the Company will be required to pay the excess. The Company recorded the $1.7 million of cash as an acquired restricted cash balance that is included in cash, cash equivalents and restricted cash in the consolidated balance sheet as of December 31, 2022. The Company also recorded an assumed liability totaling $1.3 million for the sales and use tax and state and local income tax liabilities exposure that is reflected in other current liabilities in the consolidated balance sheet as of December 31, 2022.

The Company has included the financial results of Intellibed in its consolidated financial statements from the date of acquisition and recorded net revenues and pre-tax income of $9.7 million and $1.6 million, respectively, for the period from August 31, 2022 through December 31, 2022. The transaction costs associated with the acquisition of $3.9 million were recorded as general and administrative expense in the consolidated statement of operations for the year ended December 31, 2022.

The following table provides unaudited pro forma financial information as if Intellibed had been acquired by the Company as of January 1, 2021. The unaudited pro forma information reflects adjustments for transaction and litigation expenses, immediate restructuring savings and additional depreciation and amortization resulting from the fair value adjustments to assets acquired. The pro forma results do not include any other anticipated cost synergies or effects of the combined companies. Accordingly, pro forma amounts are not necessarily indicative of the results to be expected had the acquisition been completed on the date indicated, nor is it indicative of the future operating results of the combined company (in thousands):

| | Year Ended December 31, | |
	2022	2021
Net revenues	$ 606,230	$ 774,886
Net income (loss)	(83,323)	12,603

The unaudited pro forma amounts above include the following adjustments:

- A decrease of operating expenses by $4.4 million during the year ended December 31, 2022, to eliminate costs directly related to the acquisition that do not have a continuing impact on operating results.

- A decrease of operating expenses by $1.5 million during the year ended December 31, 2021 to eliminate litigation costs directly related to the lawsuit between the two Companies.

- A decrease of operating expenses by $1.5 million and $0.6 million during the years ended December 31, 2022 and 2021, respectively, to eliminate costs directly related to immediate restructuring that do not have a continuing impact on operating results.

- An increase of operating expenses by $2.2 million and $1.8 million during the years ended December 31, 2022 and 2021, respectively, to reflect the additional depreciation and amortization expense related to the increase in property and equipment assets and definite lived intangible assets.

- The combined pro forma results were tax effected using the Company's effective tax rate for the respective periods.

5. Revenue from Contracts with Customers

The Company markets and sells its products through e-commerce online channels, retail brick-and-mortar wholesale partners, Purple owned retail showrooms, and third-party online retailers. Revenue is recognized when the Company satisfies its performance obligations under the contract which involves transferring the promised products to the customer as described in Note 2 – *Summary of Significant Accounting Policies*.

Disaggregated Revenue

The Company classifies revenue into two categories: Direct-to-Consumer ("DTC") and wholesale. The DTC category is comprised of the e-commerce channel that sells directly to consumers who purchase online and through our contact center, and the Purple owned retail showrooms channel that sells directly to consumers who purchase at a Company showroom location. The wholesale channel includes all product sales to our retail brick and mortar wholesale partners where consumers make purchases at their retail locations or through their online channels. The Company classifies products into two major categories: sleep products and other. Sleep products include mattresses, platforms, adjustable bases, mattress protectors, pillows and sheets. Other products include cushions and various other products.

The following tables present the Company's revenue disaggregated by sales channel and product category (in thousands):

Channel		Years Ended December 31,					
		2022		2021		2020	
DTC	$	330,503	$	474,217	$	485,305	
Wholesale		245,189		252,010		163,166	
Revenues, net	$	575,692	$	726,227	$	648,471	

Product		Years Ended December 31,					
		2022		2021		2020	
Sleep products	$	524,797	$	664,484	$	598,046	
Other		50,895		61,743		50,425	
Revenues, net	$	575,692	$	726,227	$	648,471	

Contract Balances

Payment for sale of products through the e-commerce online channel, third-party online retailers, Purple owned retail showrooms and contact center is collected at point of sale in advance of shipping the products. Amounts received for unshipped products are recorded as customer prepayments. Customer prepayments totaled $4.5 million and $10.9 million at December 31, 2022 and 2021, respectively. During the years ended December 31, 2022, 2021 and 2020, the Company recognized all of the revenue that was deferred in customer prepayments at December 31, 2021, 2020 and 2019, respectively.

6. Inventories

Inventories consisted of the following:

(in thousands)		As of December 31,		
		2022		2021
Raw materials	$	31,803	$	33,609
Work-in-process		2,261		4,023
Finished goods		40,476		63,419
Inventory obsolescence reserve		(1,343)		(2,361)
Inventories, net	$	73,197	$	98,690

7. Property and Equipment

Property and equipment consisted of the following:

(in thousands)	As of December 31, 2022	2021
Equipment	$ 66,533	$ 58,094
Equipment in progress	19,099	19,840
Leasehold improvements	56,114	38,098
Furniture and fixtures	26,290	12,482
Office equipment	4,393	4,843
Total property and equipment	172,429	133,357
Accumulated depreciation	(35,756)	(20,743)
Property and equipment, net	$ 136,673	$ 112,614

Equipment in progress reflects equipment, primarily related to mattress manufacturing, which is being constructed and was not in service at December 31, 2022 or 2021. Interest capitalized on borrowings during the active construction period of major capital projects totaled $0.7 million and $1.0 million during the years ended December 31, 2022 and 2021, respectively. There was no interest capitalized during 2020. Depreciation expense was $16.2 million, $9.2 million and $5.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

8. Leases

The Company leases its manufacturing and distribution facilities, corporate offices, Purple owned retail showrooms and certain equipment under non-cancelable operating leases with various expiration dates through 2036. The Company's office and manufacturing leases provide for initial lease terms up to 16 years, while Purple owned retail showrooms have initial lease terms of up to ten years. Certain leases may contain options to extend the term of the original lease. The exercise of lease renewal options is at the Company's discretion. Any lease renewal options are included in the lease term if exercise is reasonably certain at lease commencement. The Company also leases vehicles and other equipment under both operating and finance leases with initial lease terms of three to five years. The ROU asset for finance leases was $1.0 million and $0.7 million as of December 31, 2022 and 2021, respectively.

The following table presents the Company's lease costs (in thousands):

	Years Ended December 31, 2022	2021	2020
Operating lease costs	$ 15,743	$ 8,910	$ 5,736
Variable lease costs	2,311	2,207	317
Short-term lease costs	11	224	34
Total lease costs	$ 18,065	$ 11,341	$ 6,087

The table below reconciles the undiscounted cash flows for each of the first five years and total remaining years to the operating lease liabilities recorded on the consolidated balance sheet at December 31, 2022 (in thousands):

Year ended December 31,	
2023 [(a)]	$ 18,332
2024	19,687
2025	19,638
2026	18,553
2027	18,813
Thereafter	69,282
Total operating lease payments	164,305
Less – lease payments representing interest	(34,998)
Present value of operating lease payments	$ 129,307

(a) – Amount consists of $20.5 million of undiscounted cash flows offset by $2.2 million of tenant improvement allowances which are expected to be fully utilized in fiscal 2023.

As of December 31, 2022 and 2021, the weighted-average remaining term of operating leases was 8.8 years and 10.7 years, respectively, and the weighted-average discount rate was 5.51% and 5.30%, respectively, for operating leases recognized on the consolidated balance sheet.

The following table provides supplemental information related to the Company's consolidated statement of cash flows (in thousands):

	Years Ended December 31,		
	2022	2021	2020
Cash paid for amounts included in present value of operating lease liabilities [(b)]	$ 9,003	$ 2,779	$ 1,732
ROU assets obtained in exchange for operating lease liabilities	38,599	31,567	17,216

(b) – Operating cash flows paid for operating leases are included within the change in other assets and liabilities within the Consolidated Statement of Cash Flows offset by non-cash ROU asset amortization and lease liability accretion.

The Company initially recorded $1.7 million for the present value of asset retirement obligations (ARO) to cover costs associated with the future restoration of two leased properties. During the years ended December 31, 2022 and 2021, the Company recorded accretion of the ARO liabilities totaling $0.4 million and $0.1 million, respectively. The Company recorded a minimal amount of accretion in 2020. The outstanding ARO liabilities totaled $2.1 million and $0.9 million at December 31, 2022 and 2021, respectively and are recorded as other long-term liabilities, net of current portion in the consolidated balance sheet.

9. Intangible Assets

The following table provides the components of intangible assets (in thousands, except useful life):

	Useful life (years)	As of December 31, 2022			As of December 31, 2021		
		Gross Cost	Accumulated Amortization	Net Carrying Value	Gross Cost	Accumulated Amortization	Net Carrying Value
Indefinite-lived non-amortizing:							
License agreement		$ 8,456	$ —	$ 8,456	$ 8,456	$ —	$ 8,456
Trademarks		30	—	30	30	—	30
Definite-lived amortizing:							
Internet domain	15	900	(310)	590	900	(250)	650
License agreement	1	2,220	(2,220)	—	2,220	(2,220)	—
Customer relationships	10	10,876	(187)	10,689	—	—	—
Developed technology	2	644	(107)	537	—	—	—
Internal-use software	3	7,181	(1,262)	5,919	4,467	(399)	4,068
Intangible assets, net		$ 30,307	$ (4,086)	$ 26,221	$ 16,073	$ (2,869)	$ 13,204

On January 13, 2020, Purple LLC entered into a supply and services agreement with Responsive Surface Technology, LLC ("ReST") whereby the Company acquired a license and made a prepayment for future products and services to be provided by the third party. The $4.0 million paid upon execution of the contract was allocated to a license for certain technologies ($2.2 million), inventory to be utilized by the third party in the production of goods ($0.8 million) and future professional services to be delivered by the third party ($1.0 million). On October 13, 2020, Purple LLC filed suit against ReST and its parent company for alleged violations under the contract. In response, ReST filed a counter lawsuit against Purple LLC. These lawsuits effectively ended any future performance under the contract. As a result, during the third quarter of fiscal 2020, the Company recorded as cost of revenues in its consolidated statement of operations an impairment charge of $0.6 million for unamortized license costs. The Company also recorded write-offs of $0.8 million, and $0.3 million for prepaid professional services and prepaid inventory, respectively. Refer to Note 14—*Commitments and Contingencies —Legal Proceedings* for additional information. There were no impairment charges related to intangible assets in 2021 or 2019.

Amortization expense for intangible assets was $1.2 million, $0.3 million and $2.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Estimated amortization expense for definite-lived intangible assets is expected to be as follows for the next five years (in thousands):

Year ended December 31,		
2023	$	3,380
2024		4,398
2025		3,489
2026		2,824
2027		1,321
Thereafter		2,323
Total future amortization for definite-lived intangible assets	$	17,735

10. Other Current Liabilities

The Company's other current liabilities consisted of the following (in thousands):

	As of December 31,			
	2022		**2021**	
Warranty accrual - current portion	$	4,985	$	3,914
Long-term debt and unamortized issuance costs - current portion		—		2,297
Insurance financing		1,010		1,043
Accrued sales tax liability assumed in acquisition		753		—
Accrued affiliate marketing		732		135
Tax Receivable Agreement Liability – current portion		269		5,847
Other		381		234
Total other current liabilities	$	8,130	$	13,470

11. Debt

Debt consisted of the following (in thousands):

	December 31, 2022		December 31, 2021	
Term loan	$	24,656	$	42,188
Revolving line of credit		—		55,000
Less: unamortized debt issuance costs		(999)		(778)
Total debt		23,657		96,410
Current portion of debt and unamortized issuance costs		—		(2,297)
Debt, net of current portion	$	23,657	$	94,113

Term Loan and Revolving Line of Credit

On September 3, 2020, Purple LLC entered into a financing arrangement with KeyBank National Association and a group of financial institutions (the "2020 Credit Agreement"). The 2020 Credit Agreement provides for a $45.0 million term loan and a $55.0 million revolving line of credit. The term loan will be repaid in accordance with a five-year amortization schedule and may be prepaid in whole or in part at any time without premium or penalty, subject to reimbursement of certain costs. The revolving credit facility has a term of five years and carries the same interest provisions as the term debt. A commitment fee is due quarterly based on the applicable margin applied to the unused total revolving commitment. The initial borrowing rate of 3.50% was based on LIBOR plus 3.00%.

Pursuant to a Pledge and Security Agreement between Purple LLC, KeyBank and the Company (the "Security Agreement"), the 2020 Credit Agreement is secured by a perfected first-priority security interest in the assets of Purple LLC and the Company, including a security interest in all intellectual property. Also, the Company agreed to an unconditional guaranty of the payment of all obligations and liabilities of Purple LLC under the 2020 Credit Agreement. The Security Agreement contains a pledge, as security for the Company's guaranty, of all its ownership interest in Purple LLC. The 2020 Credit Agreement also provides for standard events of default, such as for non-payment and failure to perform or observe covenants, and contains standard indemnifications benefiting the lenders.

The 2020 Credit Agreement includes representations, warranties and certain covenants of Purple LLC and the Company. While any amounts are outstanding under the 2020 Credit Agreement, Purple LLC is subject to several affirmative and negative covenants, including covenants regarding dispositions of property, investments, forming or acquiring subsidiaries, business combinations or acquisitions, incurrence of additional indebtedness, and transactions with affiliates, among other customary covenants, subject to certain exceptions. In particular, Purple LLC is (i) subject to annual capital expenditure limits that can be adjusted based on the Company achieving certain net leverage ratio thresholds as provided in the 2020 Credit Agreement, (ii) restricted from incurring additional debt up to certain amounts, subject to limited exceptions, as set forth in the 2020 Credit Agreement, and (iii) maintain minimum consolidated net leverage and fixed charge coverage ratio thresholds at certain measurement dates (as defined in the 2020 Credit Agreement). Purple LLC is also restricted from paying dividends or making other distributions or payments on its capital stock, subject to limited exceptions. If the Company or Purple LLC fail to perform their obligations under these and other covenants, or should any event of default occur, the revolving loan commitments under the 2020 Credit Agreement may be terminated and any outstanding borrowings, together with accrued interest, could be declared immediately due and payable.

The Company's operating and financial results for the year ended December 31, 2021 did not satisfy the financial and performance covenants required under the 2020 Credit Agreement. On February 28, 2022, prior to the covenant compliance certification date, the Company entered into the first amendment of the 2020 Credit Agreement to avoid a breach of these covenants and potential default. This amendment contained a covenant waiver period such that the net leverage ratio and fixed charge coverage ratio were not tested for the fiscal quarters ended December 31, 2021, March 31, 2022 and June 30, 2022. Other modifications in the amendment included revised leverage ratio and fixed charge coverage definitions and thresholds, the addition of minimum liquidity requirements with mandatory prepayments of the revolving loan if cash exceeded $25.0 million, new weekly and monthly reporting requirements, limits on the amount of capital expenditures, the addition of a lease incurrence test for opening additional showrooms, and additional negative covenants during a covenant amendment period that extends into 2023 until certain conditions are met. In addition, the interest rate on any outstanding borrowings under the 2020 Credit Agreement was changed from LIBOR with a floor of 0.5% plus an applicable margin (historically at 3.0%) to an initial rate of SOFR with a floor of 0.5% plus an applicable margin of 4.75%, for a total rate of 5.25% if the applicable liquidity threshold is met. If the Company does not meet this threshold, the interest rate would increase to SOFR with a floor of 0.5% plus 9.00%. Once the Company achieves a consolidated leverage ratio that is below 3.00 to 1.00, the interest rate will be based on SOFR with a floor of 0.5% plus a 3.00% to 3.75% margin depending on the consolidated leverage ratio. The interest rate on the term loan was 8.98% at December 31, 2022. As of December 31, 2022, the Company was in compliance with all of the financial covenants related to the 2020 Credit Agreement, as amended.

Pursuant to the first amendment of the 2020 Credit Agreement, the Company incurred fees and expenses of $0.9 million that were recorded as debt issuance costs in the consolidated balance sheet and made a $2.5 million payment on the term loan to cover the four quarterly principal payments due in 2022. The Company accounted for this amendment as a modification of existing debt in accordance with ASC 470 – *Debt*.

On March 23, 2022, the Company entered into a second amendment to the 2020 Credit Agreement. This amendment modified the 2020 Credit Agreement to allow Coliseum Capital Management, LLC, on behalf of its funds and managed accounts (individually "CCM" and collectively "Coliseum") and its investment affiliates to acquire 35% or more of the combined voting power of all equity interests of the Company entitled to vote for the election of members of the Company's Board without constituting an event of default. Coliseum is considered a related party of the Company in that Adam Gray, a member of our Board, serves as a managing partner of Coliseum. For further discussion see Note 15—*Related Party Transactions—Coliseum Capital Management, LLC.* Pursuant to the second amendment of the 2020 Credit Agreement, the Company incurred fees and expenses of $0.4 million that were recorded as debt issuance costs in the consolidated balance sheet. The Company accounted for this amendment as a modification of existing debt in accordance with ASC 470 – *Debt*.

On May 13, 2022 and September 9, 2022, the Company entered into a third and fourth amendment, respectively, to the 2020 Credit Agreement. These amendments modified the permitted leases schedule to reflect a change in showroom locations and a new lease for an innovation building. The amendments did not meet the criteria for a modification of existing debt and minimal expenses were recorded as general and administrative expense in the consolidated statement of operations.

On July 14, 2022, the Company received consent under the 2020 Credit Agreement allowing the Company's acquisition of Intellibed to constitute a permitted acquisition under the 2020 Credit Agreement. The Company incurred fees and expenses of $0.3 million that were recorded as general and administrative expense in the consolidated statement of operations.

In November 2021, the Company executed a $55.0 million draw on its revolving line of credit. On March 31, 2022, the Company used a portion of the net proceeds received from its March 2022 stock offering to repay in full the $55.0 million of principal outstanding on the revolving line of credit. As of December 31, 2022, there was no balance outstanding on the revolving credit facility.

In December 2022, the Company made a $15.0 million prepayment against the outstanding term loan without payment of a premium or penalty.

On February 17, 2023, the Company entered into a fifth amendment to the 2020 Credit Agreement. In accordance with this amendment, the Company repaid in full the $24.7 million outstanding balance of the term loan plus accrued interest and reduced the amount available under the revolving line of credit to $50.0 million. For further discussion see Note 22 — *Subsequent Events.* There are no amounts currently drawn on the revolver and the available amount to draw is the full $50 million. In order to draw any amounts on the revolver, the Company must be in compliance with the covenants outlined in the fifth amendment.

Interest expense under the 2020 Credit Agreement totaled $4.1 million, $2.4 million and $0.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Related Party Loan

On February 2, 2018, Purple LLC entered into a financing arrangement with Coliseum Capital Partners, L.P. ("CCP"), Blackwell Partners LLC – Series A ("Blackwell") and Coliseum Co-invest Debt Fund, L.P. ("CDF" and together with CCP and Blackwell, the "Lenders"), pursuant to which the Lenders agreed to make a loan (the "2018 Credit Agreement") in an aggregate principal amount of $25.0 million (the "Original Loan").

On January 28, 2019, Purple LLC entered into a First Amendment to the 2018 Credit Agreement (the "First Amendment") whereby Purple LLC agreed to enter into the Amended and Restated Credit Agreement, under which two of the Lenders ("Incremental Lenders") agreed to provide an incremental loan of $10.0 million (the "Incremental Loan") such that the total amount of principal indebtedness provided to Purple LLC was increased to $35.0 million. Upon funding the $10.0 million Incremental Loan on February 26, 2019, the Company issued to the Incremental Lenders 2.6 million warrants ("Incremental Loan Warrants") to purchase 2.6 million shares of the Company's Class A common stock at a price of $5.74 per share, subject to certain adjustments.

On September 3, 2020, the Company paid $45.0 million to retire, in full, all indebtedness related to Purple LLC's 2018 Credit Agreement and all its related amendments and agreements. The payment included $25.0 million for the Original Loan, $10.0 for the Incremental Loan, $6.6 million of paid-in-kind interest, $2.5 million for a prepayment fee and $0.9 million for accrued interest. The Company accounted for the pay-off of the 2018 Credit Agreement and all its subsequent agreements and amendments as an extinguishment of debt in accordance with ASC 470 - *Debt*. Accordingly, the Company recognized a $5.8 million loss in 2020 that consisted of $2.5 million in prepayment fees and $3.3 million in the recognition of related unamortized debt discount and debt issuance costs.

Interest expense under the 2018 Credit Agreement was $4.0 million for the year ended December 31, 2020.

As of December 31, 2022, the scheduled maturities of debt outstanding for each of the next five years and thereafter are as follows (in thousands):

Year ended December 31,	Total
2022	$ —
2023	—
2024	24,656
2025	—
2026	—
Thereafter	—
Total	$ 24,656

12. Warrant Liabilities

On February 26, 2019, the Incremental Lenders funded the $10.0 million Incremental Loan and received 2.6 million Incremental Loan Warrants to purchase 2.6 million shares of the Company's Class A common stock at a price of $5.74 per share, subject to certain adjustments. In May 2020, Tony Pearce or Terry Pearce individually or together ceased to beneficially own at least 50% of the voting securities of the Company. As a result, the exercise price of the warrants was reduced to zero based on the formula established in the agreement. The Company accounted for the Incremental Loan Warrants as liabilities in accordance with ASC 480 - *Distinguishing Liabilities from Equity* and recorded them at fair value on the date of the transaction and subsequently re-measured to fair value at each reporting date with changes in the fair value included in earnings.

On November 9, 2020, the Company issued 2.6 million shares of Class A common stock pursuant to the exercise of all the warrants held by the Incremental Lenders. The Company determined the fair value of the Incremental Loan Warrants to be $81.0 million at the time of exercise compared to $21.6 million at the end of 2019. This increase in fair value of $59.4 million was recognized as a loss during the year ended December 31, 2020.

The fair value of the Incremental Loan Warrants on the date of the exercise was calculated using a Monte Carlo Simulation of a Geometric Brownian Motion stock path model. The following are the assumptions used in calculating fair value:

Trading price of common stock on measurement date	$ 31.00
Exercise price	—
Risk free interest rate	0.90%
Warrant life in years	0.07
Expected volatility	45.46%
Expected dividend yield	—
Probability of an event causing a warrant re-price	100.00%

The public and sponsor warrants that were issued in connection with the Company's initial public offering and a simultaneous private placement contain certain provisions that do not meet the criteria for equity classification and therefore must be recorded as liabilities. The liability for the warrants was recorded at fair value on the date of the Business Combination and subsequently re-measured to fair value at each reporting date or exercise date with changes in the fair value included in earnings.

In 2021, 6.6 million sponsor warrants were exercised resulting in the issuance of 2.3 million shares of Class A common stock and cash proceeds to the Company of $0.1 million. During the year ended December 31, 2020, 15.5 million public warrants and 4.3 million sponsor warrants were exercised resulting in the issuance of 7.6 million shares of Class A common stock and cash proceeds to the Company of $46.4 million. At both December 31, 2022 and 2021, there were 1.9 million sponsor warrants outstanding. The five-year term associated with the sponsor warrants will expire on February 2, 2023. All of the public warrants were exercised during fiscal 2020.

The Company determined the fair value of the public warrants based on their public trading price. The Company determined the fair value of the sponsor warrants using a Black-Scholes model with the following assumptions:

	December 31,					
	2022		2021		2020	
Trading price of common stock on measurement date	$	4.79	$	13.27	$	32.94
Exercise price	$	5.75	$	5.75	$	5.75
Risk free interest rate		4.04%		0.39%		0.13%
Warrant life in years		0.1		1.1		2.1
Expected volatility		80.59%		73.78%		50.64%
Expected dividend yield		—		—		—

During the years ended December 31, 2022 and 2021, the Company recognized gains of $4.3 million and $24.1 million, respectively, in its consolidated statements of operations related to decreases in the fair value of the sponsor warrants exercised during the respective periods or that were outstanding at the end of the respective periods. During the year ended December 31, 2020, the Company recognized a loss of $240.7 million in its consolidated statement of operations related to increases in the fair value of the public and sponsor warrants exercised during the period or that were outstanding at the end of the period.

13. Other Long-Term Liabilities

Other long-term liabilities consisted of the following (in thousands):

	As of December 31,		
	2022		**2021**
Warranty accrual	$	20,744	$	15,013
Asset retirement obligations		2,098		932
Other		19		30
Total		22,861		15,975
Less: current portion of warranty accrual		(4,985)		(3,914)
Other long-term liabilities, net of current portion	$	17,876	$	12,061

14. Commitments and Contingencies

Required Member Distributions

Prior to the Business Combination and pursuant to the then applicable First Amended and Restated Limited Liability Company Agreement (the "First Purple LLC Agreement"), Purple LLC was required to distribute to its members an amount equal to 45 percent of Purple LLC's net taxable income following the end of each fiscal year. The First Purple LLC Agreement was amended and replaced by the Second Amended and Restated Limited Liability Company Agreement (the "Second Purple LLC Agreement") on February 2, 2018 as part of the Business Combination. The Second Purple LLC Agreement was amended and replaced by the Third Amended and Restated Limited Liability Company Agreement (the "Third Purple LLC Agreement") on September 3, 2020. The Second Purple LLC Agreement and the Third Purple LLC Agreement do not include any mandatory distributions, other than tax distributions. During the years ended December 31, 2021 and 2020, the Company paid $1.2 million and $5.5 million, respectively, in tax distributions under these agreements. There were no tax distributions paid during the year ended December 31, 2022. At December 31, 2022, the Company's consolidated balance sheet had $0.1 million of accrued tax distributions included in other current liabilities. At December 31, 2021, the Company's consolidated balance sheet had a $0.1 million net asset associated with these tax distributions due to overpayments.

Subscription Agreement and Preemptive Rights

In February 2018, in connection with the Business Combination, the Company entered into a subscription agreement with CCP and Blackwell, pursuant to which CCP and Blackwell agreed to purchase from the Company an aggregate of 4.0 million shares of Class A common stock at a purchase price of $10.00 per share (the "Coliseum Private Placement"). In connection with the Coliseum Private Placement, the Sponsor assigned (i) an aggregate of 1.3 million additional shares of Class A common stock to CCP and Blackwell and (ii) an aggregate of 3.3 million warrants to purchase 1.6 million shares of Class A common stock to CCP, Blackwell, and CDF. The subscription agreement provides CCP and Blackwell with preemptive rights with respect to future sales of the Company's securities. It also provides them with a right of first refusal with respect to certain debt and preferred equity financings by the Company. The Company also entered into a registration rights agreement with CCP, Blackwell, and CDF, providing for the registration of the shares of Class A common stock issued and assigned to CCP and Blackwell in the Coliseum Private Placement, as well as the shares of Class A common stock underlying the warrants received by CCP, Blackwell and CDF. The Company has filed a registration statement with respect to such securities.

Rights of Securities Holders

The holders of certain warrants exercisable into Class A common stock, including CCP, Blackwell and CDF, were entitled to registration rights pursuant to certain registration rights agreements of the Company as of the Business Combination date. In March 2018, the Company filed a registration statement registering the warrants (and any shares of Class A common stock issuable upon the exercise of the warrants), and certain unregistered shares of Class A common stock. The registration statement was declared effective on April 3, 2018. Under the Registration Rights Agreement dated February 2, 2018 between the Company and CCP, Blackwell, and CDF (the "Coliseum Investors"), the Coliseum Investors have the right to make written demands for up to three registrations of certain warrants and shares of Class A common stock held by them, including in underwritten offerings. In an underwritten offering of such warrants and shares of Class A common stock by the Coliseum Investors, the Company will pay underwriting discounts and commissions and certain expenses incurred by the Coliseum Investors.

On May 21, 2021, 7.3 million shares of Class A common stock were sold in a secondary offering by the Coliseum Investors at a price of $30.00 per share. The Company did not receive any of the proceeds from the secondary offering. The underwriting discount, commission and other related costs incurred by the Company for the secondary offering totaled $7.9 million and was recorded by the Company as general and administrative expense in the consolidated statement of operations for the year ended December 31, 2021.

Stockholder Rights Agreement

On September 25, 2022, with the authorization of the Board, a special committee of independent and disinterested directors of the Company (the "Special Committee") approved the adoption of a limited-duration stockholder rights agreement (the "Rights Agreement") with an expiration date of September 25, 2023. The Special Committee adopted the Rights Agreement in response to Coliseum's substantial increase in ownership of the Company's shares over the last year and the Special Committee's desire to have the time and flexibility necessary to evaluate an unsolicited and non-binding proposal from Coliseum to acquire the outstanding common stock of the Company not already beneficially owned by Coliseum (See Note 15—*Related Party Transactions— Coliseum Capital Management, LLC*). The Rights Agreement is intended to enable the Company's shareholders to realize the full value of their investment and to guard against any attempts to gain control of the Company without paying all shareholders an appropriate control premium. The Rights Agreement applies equally to all current and future shareholders and does not deter any offer or preclude the Special Committee from considering an offer that is fair and otherwise in the best interest of the Company's shareholders.

Upon adopting the Rights Agreement, 300,000 shares of the Company's authorized shares of preferred stock, par value $0.0001 per share, were designated as Series A Junior Participating Preferred Shares (the "Preferred Shares"). In accordance with the Rights Agreement, on September 25, 2022, the Special Committee authorized and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of the Company's Class A common stock and Class B common stock to stockholders of record at the close of business on October 6, 2022. Upon the occurrence of certain triggering events, each Right entitles the holder to purchase from the Company one one-thousandth of a share of the newly designated Preferred Shares at an exercise price of $20.00, subject to certain adjustments. The Rights will be exercisable only if a person or group acquires beneficial ownership (including certain synthetic equity positions created by derivative securities) of 20% or more of the Company's outstanding shares of common stock. Any person or group that beneficially owned more than the triggering percentage when the Board adopted the Rights Agreement may continue to own its shares of common stock but may not acquire any additional shares without triggering the Rights Agreement.

If the Rights become exercisable, each holder of a Right (other than the acquiring person or group whose Rights will automatically become void) will have the right to receive, upon exercise, Class A common stock having a value equal to two times the exercise price of the Right. Each Preferred Share, if issued, will not be redeemable, will entitle the holder, when, as and if declared, to quarterly dividend payments equal to the greater of $1,000 per share or 1,000 times the amount of all cash dividends plus 1,000 times the amount of non-cash dividends or other distributions paid on one share of common stock, will entitle the holder to receive $1,000 plus accrued and unpaid dividends per share upon liquidation, will have the same voting power as 1,000 shares of Class A common stock and, if shares of common stock are exchanged via merger, consolidation or a similar transaction, will entitle the holder thereof to a per share payment equal to the payment made on 1,000 shares of common stock.

The initial issuance of the Rights as a dividend will have no financial accounting or reporting impact. The fair value of the Rights will be nominal since the Rights are not exercisable when issued and no value is attributable to them. Additionally, the Rights do not meet the definition of a liability under GAAP and will therefore not be accounted for as a long-term obligation. Accordingly, unless the Rights become exercisable as discussed above, the Rights Agreement has no impact on the Company's consolidated financial statements.

Purple LLC Class B Unit Exchange Right

On February 2, 2018, in connection with the closing of the Business Combination, the Company entered into an exchange agreement with Purple LLC, InnoHold and Class B Unit holders who become a party thereto (the "Exchange Agreement"), which provides for the exchange of Purple LLC Class B Units (the "Class B Units") and shares of Class B common stock (together with an equal number of Class B Units, the "Paired Securities") for, at the Company's option, either (A) shares of Class A common stock at an initial exchange ratio equal to one Paired Security for one share of Class A common stock or (B) a cash payment equal to the product of the average of the volume-weighted closing price of one share of Class A common stock for the ten trading days immediately prior to the date InnoHold or other Class B Unit holders deliver a notice of exchange multiplied by the number of Paired Securities being exchanged. In December 2018, InnoHold distributed Paired Securities to Terry Pearce and Tony Pearce who also agreed to become parties to the Exchange Agreement. In June 2019, InnoHold distributed Paired Securities to certain current and former employees who also agreed to become parties to the exchange agreement. Holders of Class B Units may elect to exchange all or any portion of their Paired Securities as described above by delivering a notice to Purple LLC.

In certain cases, adjustments to the exchange ratio will occur in case of a split, reclassification, recapitalization, subdivision or similar transaction of or relating to the Class B Units or the shares of Class A common stock and Class B common stock or a transaction in which the Class A common stock is exchanged or converted into other securities or property. The exchange ratio will also adjust in certain circumstances when the Company acquires Class B Units other than through an exchange for its shares of Class A common stock.

The right of a holder of Paired Securities to exchange may be limited by the Company if it reasonably determines in good faith that such restrictions are required by applicable law (including securities laws), such exchange would not be permitted under other agreements of such holder with the Company or its subsidiaries, including the Third Purple LLC Agreement, or if such exchange would cause Purple LLC to be treated as a "publicly traded partnership" under applicable tax laws.

The Company and each holder of Paired Securities shall bear its own expense regarding the exchange except that the Company shall be responsible for transfer taxes, stamp taxes and similar duties.

There were no Paired Securities exchanged for Class A common stock during the year ended December 31, 2022. During the year ended December 31, 2021, 0.1 million of Paired Securities were exchanged for shares of Class A common stock.

Maintenance of One-to-One Ratios.

The Third Purple LLC Agreement includes provisions intended to ensure that the Company at all times maintains a one-to-one ratio between (a) (i) the number of outstanding shares of Class A common stock and (ii) the number of Class A Units owned by the Company (subject to certain exceptions for certain rights to purchase equity securities of the Company under our Rights Agreement, certain convertible or exchangeable securities issued under the Company's equity compensation plan and certain equity securities issued pursuant to the Company's equity compensation plan (other than a stock option plan) that are restricted or have not vested thereunder) and (b) (i) the number of other outstanding equity securities of the Company (including the warrants exercisable for shares of Class A common stock) and (ii) the number of corresponding outstanding equity securities of Purple LLC. These provisions are intended to result in non-controlling interest holders having a voting interest in the Company that is identical to their economic interest in Purple LLC.

Non-Income Related Taxes

The U.S. Supreme Court ruling in *South Dakota v. Wayfair, Inc.*, No.17-494, reversed a longstanding precedent that remote sellers are not required to collect state and local sales taxes. The Company cannot predict the effect of these and other attempts to impose sales, income or other taxes on e-commerce. The Company currently collects and reports on sales tax in all states in which it does business. However, the application of existing, new or revised taxes on the Company's business, in particular, sales taxes, VAT and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of selling products over the internet. The application of these taxes on the Company's business could also create significant increases in internal costs necessary to capture data and collect and remit taxes. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which the Company conducts or will conduct business.

Legal Proceedings

On September 9, 2019, Purple LLC filed a Statement of Claim against PerfectSense Home Inc. and PerfectSense Trading Co. Ltd. (collectively, "PerfectSense") in the Federal Court of Canada. PerfectSense is a manufacturer and supplier of mattresses and related products. PerfectSense owns the domain name www.purplesleep.ca, which used to, but no longer, redirects to its website at www.perfectsense.ca. In addition to this, Purple LLC has alleged that PerfectSense has designed their mattresses with the same look as the Purple mattresses (white mattress top, purple stripe, and grey bottom); used many of the marketing elements on Purple's website (including a similar "exploded view" image of their mattress); and adopted the color purple as their dominant marketing color. Purple LLC is suing for a declaration that PerfectSense has infringed Purple LLC's copyright and trademark rights and committed the tort of passing off. Purple LLC is asking for injunctive relief, damages, an accounting of profits, interest, costs, and delivery up or destruction of the infringing products (including delivery up of the www.purplesleep.ca domain). After filing the statement of claim, Purple LLC posted $15,000 CAD as security for PerfectSense's costs. PerfectSense brought a motion to strike that was resolved on consent. Pleadings are now closed, and the action is proceeding under case management. Counsel for the defendant was removed from the record at their own request by Court Order. The Court further ordered the defendant to either appoint counsel or file a motion to permit an officer or director to represent the defendant in legal proceedings. On November 6, 2020, the defendant informally requested that the Court permit Mr. Henderson, the CEO and shareholder of the defendant, to represent the defendant in the action until such time as a lawyer could be appointed. Purple opposed this informal request, and it was denied by the Court. After granting PerfectSense a final extension of time to either appoint counsel or file a motion to permit Mr. Henderson to represent the defendant, PerfectSense appointed new counsel. The parties engaged in litigation discovery, exchanged affidavits of documents and scheduled examinations for discovery. Shortly thereafter, discovery adjourned and continues to be stayed while the parties negotiate formal terms of settlement. PerfectSense has not responded to Purple's repeated attempts to finalize the settlement. Purple LLC filed a motion to enforce a settlement agreement. On September 13, 2022, the Court granted Purple's motion to enforce the settlement agreement and deemed the action to be discontinued on a without costs basis. As part of the settlement, PerfectSense is required to: (a) change their mattress design so as not to resemble any of Purple's mattress designs, (b) change their website design to move away from Purple's product designs, (c) not register or use any domains that include the word "Purple", and (d) delete a number of domains that PerfectSense had previously registered which included the word "Purple". PerfectSense was given 30 days from the date of the Court Order to comply with these terms. Purple is continuing to monitor PerfectSense to ensure compliance with the settlement agreement. Now that the action has been discontinued, Purple has received a refund of the $15,000 CAD that was posted as security for PerfectSense's costs paid out of court.

On September 20, 2020, Purple LLC filed a complaint in the U.S. Court of International Trade seeking to recover approximately $7.0 million of Section 301 duties paid at the time of importation on certain Chinese-origin goods. More than 4,000 other complaints have been filed by other companies seeking similar refunds. On March 12, 2021 the United States filed a master answer that applies to all the Section 301 cases, including Purple LLC's. On July 6, 2021, the court granted a preliminary injunction against liquidation of any unliquidated entries. On April 1, 2022, the court issued an opinion that remanded the case back to the U.S. Trade Representative ("USTR") to address certain procedural flaws in USTR's process for determining whether certain products were subject to the Section 301 duties. On August 1, 2022, USTR issued its remand results. On September 14, 2022, the plaintiffs submitted comments on the remand results. USTR filed their response to these comments on November 4, 2022. The plaintiffs filed a reply on December 5, 2022 and the court held a hearing on February 7, 2023. On March 17, 2023, the court issued a final opinion and order upholding the remand results. As a result, the duties will stay in place and no refunds will be issued. The courts order could be appealed to the U.S. Court of Appeals for the Federal Circuit.

On October 13, 2020, Purple LLC filed a lawsuit against Responsive Surface Technology, LLC and its parent company, PatienTech, LLC (collectively referred to as "ReST") in the U.S. District Court for the District of Utah. The lawsuit arises from ReST's multiple breaches of its obligations to Purple LLC, including infringing upon Purple LLC's trademarks, patents, and trade dress, among other claims. Purple seeks monetary damages, injunctive relief, and declaratory judgment based on certain conduct by ReST ("Case I"). On October 21, 2020, shortly after the complaint was filed in Case I, ReST filed a retaliatory lawsuit against Purple LLC, Gary DiCamillo, Adam Gray, Joseph Megibow, Terry Pearce, and Tony Pearce, also in the United States District Court for the District of Utah ("Case II"). Subsequently, the two cases were consolidated into one. Case II (now combined with Case I) involves many of the same facts and transactions as Case I. ReST subsequently filed a motion to compel arbitration of the claims in Case I. Purple LLC opposed the motion to compel arbitration, arguing that ReST waived any rights they may have had to arbitration and that all the claims in both cases should stay in the courts. However, the Court granted ReST's motion to compel arbitration, and stayed the proceedings in the United States District Court for the District of Utah. Additionally, the Court ruled that ReST's claims against the Purple board members were not subject to arbitration, and the Court stayed ReST's claims against those individuals. Pursuant to the Court's order, Purple filed a demand for arbitration with the American Arbitration Association (the "AAA") on September 1, 2021. ReST filed its counterclaim with the AAA on September 21, 2021. Currently, the parties are nearing the end of the fact discovery phase of the arbitration. The parties have taken several depositions and engaged in written discovery. The arbitration hearing is scheduled to begin on July 10, 2023. Purple LLC seeks over $4 million in damages from ReST, whereas ReST claims that Purple is liable to it for tens of millions of dollars. The outcome of this litigation cannot be predicted at this stage. However, Purple intends to vigorously pursue its claims and defend against the claims made by ReST.

On November 19, 2020, Purple LLC sued Intellibed in the U.S. District Court for the District of Utah for patent infringement, trademark infringement, trade secret misappropriation, and a number of related state law based claims. The principal allegations are that Intellibed has manufactured and sold unauthorized, infringing products under the Sleepy's brand name owned by third-party Mattress Firm. Purple LLC also requested declaratory relief related to certain assignment terms of a license agreement in which Purple LLC is the licensor and Intellibed is the licensee. On December 14, 2020, Intellibed filed a motion to dismiss Counts I through XI of Purple LLC's complaint on the ground that these Counts fail to state a claim upon which relief can be granted. On December 15, 2020, Intellibed filed an Answer to Purple LLC's complaint and also asserted against Purple LLC a total of eight counterclaims, including a number of declaratory judgment claims, breach of contract, and tortious interference claims. Intellibed's main allegations are that its use of Purple LLC's patents, trademark, and trade secrets in connection with Mattress Firm's Sleepy's products is authorized under the license agreement. On January 19, 2021, Purple LLC filed a motion to dismiss Intellibed's fifth, sixth, seventh, and eighth counterclaims on the ground that these counterclaims fail to state a claim upon which relief can be granted. Briefing on Purple LLC's partial motion to dismiss was completed on March 2, 2021. On January 19, 2021, Purple LLC also filed an Answer to Intellibed's counterclaims, which were not subject to Purple LLC's motion to dismiss. On January 27, 2021, Purple LLC filed a First Amended Complaint in response to Intellibed's initial motion to dismiss. On February 10, 2021, Intellibed filed a motion to dismiss Counts I through XI of Purple LLC's First Amended Complaint. Briefing on Intellibed's partial motion to dismiss was completed on March 24, 2021. On September 28, 2021, the District Court dismissed Purple's complaint without prejudice, and also dismissed ACTI's counterclaim without prejudice, while the parties pursued dispute-resolution procedures set out in the license agreement. On August 31, 2022, the Company acquired all of the issued and outstanding stock of Intellibed, as discussed above. In conjunction with the acquisition, the preexisting legal matter with Intellibed was effectively settled on the acquisition date. The fair value of the effective settlement of this legal matter was estimated to be a gain of $1.4 million, which was recorded by the Company as other income (expense), net in the consolidated statement of operations for year ended December 31, 2022. For additional information see Note 4—*Acquisition*.

On May 3, 2022, the Company filed a complaint against Photon Interactive UK Limited ("Photon") in the U.S. District Court for the District of Delaware regarding a Master Professional Services Agreement with Photon dated on or around November 1, 2019. Pursuant to the agreement, Photon was required to rebuild Purple's website architecture and checkout process. The Company paid Photon $0.9 million under the Agreement. However, Photon failed to deliver any of the required deliverables as specified in the agreement. Purple withheld payment of the final $0.1 million due pursuant to Photon's invoices pending a resolution with Photon. Since resolution discussions with Photon have failed, the Company filed the aforementioned complaint for breach of contract against Photon seeking, among other damages, reimbursement for all amounts paid to Photon under the agreement. Photon counter-sued, seeking payment for the $0.1 million withheld by Purple, and also advancing a vague claim for tortious interference. On August 31, 2022, the Company filed an amended complaint adding additional claims pertaining to Photon's failure to deliver a point of sale system pursuant to the Master Professional Services Agreement. Through the lawsuit, the Company seeks reimbursement of amounts paid to Photon plus indemnity in the amount paid by Company to address Photon's failures. In total, the Company seeks judgment against Photon in the amount of $4 million. The litigation is presently in its discovery phase. The Company intends to vigorously litigate its claims to resolution.

On August 5, 2022, Purple LLC filed a complaint with the U.S. International Trade Commission ("ITC") against numerous entities and individuals from the People's Republic of China and South Korea ("Respondents") that have been violating Purple's intellectual property rights related to pillow and seat cushion products. The complaint alleges that the proposed Respondents are violating 19 U.S.C. § 1337 ("Section 337") by importing into the United States, selling for importation into the United States, and/or selling in the United States after importation pillow and seat cushion products that infringe Purple's trade dress rights or otherwise constitute unfair competition, infringe a certain Purple design patent, infringe Purple trademarks, and/or infringe Purple utility patents. The complaint requests at least the following relief: (i) a General Exclusion Order excluding from entry into the United States all pillow and seat cushion products that infringe any asserted Purple intellectual property right; (ii) Limited Exclusion Orders excluding from entry into the United States all pillow and cushion products of the proposed Respondents named in the complaint that infringe any asserted Purple intellectual property right; and (iii) Cease and Desist Orders against the proposed Respondents named in the complaint barring them from marketing, selling, advertising, or distributing infringing products in the United States, including via on-line retailers. On September 6, 2022, the ITC instituted Investigation No. 337-TA-1328 in response to Purple LLC's complaint. The ITC Administrative Law Judge set a Procedural Schedule for the Investigation that includes an April 12–14, 2023, Evidentiary Hearing and an October 12, 2023, Target Date for completion of the Investigation. Upon completion of fact discovery Purple voluntarily dismissed a number of Respondents with regard to the trade dress claims and all other Respondents have settled with regard to the patent infringement claims. No Respondents remain in the case and all that remains is motion practice to finalize the case and the final ruling to be handed down by the ITC.

On September 22, 2022, the Company filed an action in the U.S. District Court for the District of Utah styled *Purple Innovation, LLC v. Bedmate-U Co., Ltd.*, against numerous entities and individuals from the People's Republic of China and South Korea ("Respondents"). The complaint alleges that the Respondents have (a) violated Lanham Act § 43(a), 15 U.S.C. § 1125(a) by committing acts of trade dress infringement; (b) infringed U.S. Trademark Registration No. 5,661,556; (c) infringed U.S. Trademark Registration No. 6,551,053; (d) violated Lanham Act § 43(a), 15 U.S.C. § 1125(a) by committing acts of trademark infringement; (e) infringed U.S. Patent No. D909,092; (f) infringed U.S. Patent No. 10,772,445; (g) infringed U.S. Patent No. 10,863,837; (h) violated Utah Unfair Competition Act, Utah Code § 13-5a-101 *et seq.*; and/or (i) committed common law unfair competition. The complaint seeks injunctive relief, compensatory damages, disgorgement of profits, punitive and exemplary damages, and attorneys' fees and costs. This action is in its initial stages. The Company intends to vigorously litigate its claims to resolution.

On December 16, 2022, Terry and Tony Pearce, Purple's founders, filed a complaint against Purple Innovation Inc. in the Fourth Judicial District Court in the State of Utah. The Pearces allege that they each entered into employment agreements with Purple in February 2018. The Pearces contend that certain corporate transactions between May 2019 and June 2020 reduced their "ownership interest and voting power in Purple" and that, as a result, they should have continued to be paid a salary between August 2020, when they retired from Purple, and December 2021. The Pearces calculate that they are each owed "no less than $500,000" in unpaid salary. In February 2023, Purple filed a motion to dismiss the Pearces' claims in full. The Company maintains insurance to defend against claims of this nature and intends to do so vigorously.

On February 21, 2023, Coliseum filed a Complaint against the Company and several members of the Board in the Delaware Court of Chancery, captioned *Coliseum Capital Management, LLC v. Anthos*, Case No. 2023-0220-PAF (Del. Ch. Feb. 21, 2023). The complaint alleges that the Company and the named directors authorized an improper dividend of preferred stock in bad faith to impede stockholder voting rights and interfere with Coliseum's nomination of a competing slate of director candidates ahead of the Company's 2023 annual meeting of stockholders. Coliseum is seeking: (1) declarations that the authorization of the PRPLS violated the Company's charter and amounted to a breach of the named directors' fiduciary duties; (2) a declaration that the PRPLS is invalid, unenforceable, and void; (3) unspecified damages resulting from the alleged breach of duties; and (4) an award of costs and expenses incurred in pursuing the action. The parties have agreed to hold an expedited trial on Coliseum's claims that will result in a resolution of the dispute before the Company's 2023 annual meeting of stockholders. The outcome of this litigation cannot be predicted at this early stage. However, Purple intends to vigorously defend against the claims made by Coliseum.

The Company is from time to time involved in various other claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any such pending or threatened proceedings, or any amount that the Company might be required to pay by reason thereof, would have a material adverse effect on the financial condition or future results of the Company.

15. Related-Party Transactions

The Company had various transactions with entities or individuals which are considered related parties.

Coliseum Capital Management LLC

Immediately following the Business Combination, Adam Gray was appointed to the Company's Board. Mr. Gray is a manager of Coliseum Capital, LLC, which is the general partner of CCP and CDF, and he is also a managing partner of Coliseum, which is the investment manager of Blackwell and also manages investment funds and accounts. Mr. Gray has voting and dispositive control over securities held by CCP, CDF and Blackwell which were also the Lenders under the Amended and Restated Credit Agreement.

On September 17, 2022, the Company received an unsolicited and non-binding proposal from Coliseum on behalf of certain investment funds and accounts to acquire the remaining outstanding common stock of the Company not already beneficially owned by Coliseum for $4.35 per share in cash. At the time of the offer, Coliseum beneficially owned approximately 44.7% of the outstanding equity of the Company. The Coliseum proposal was conditioned upon the transaction being (a) negotiated by, and subject to the approval of, Special Committee and (b) subject to a non-waivable condition requiring approval by the affirmative vote of a majority of the shares of common stock not owned by Coliseum or other interested parties. The Special Committee was formed by the Board to determine the necessary actions to evaluate the Coliseum proposal and determine the course of action that is in the best interests of all the Company's shareholders. The Board expressly granted the Special Committee the ability to decline the Coliseum proposal. In addition, the Special Committee adopted the Rights Agreement to have the time and flexibility necessary to evaluate the Coliseum offer and to prevent a change of control without payment of an adequate control premium. See Note 14—*Commitments and Contingencies—Subscription Agreement and Preemptive Rights* and *Commitments and Contingencies —Stockholder Rights Agreement* for further discussion. See Note 22—*Subsequent Events— Coliseum* for further discussion on events occurring subsequent to December 31, 2022.

Purple Founder Entities

TNT Holdings, LLC (herein "TNT Holdings"), EdiZONE, LLC, (herein "EdiZONE"), an entity wholly owned by TNT Holdings, and InnoHold (collectively with TNT Holdings and EdiZONE the "Purple Founder Entities") were entities under common control with Purple LLC prior to the Business Combination. TNT Holdings and InnoHold are majority owned and controlled by Terry Pearce and Tony Pearce (the "Purple Founders"), who were appointed to the Company's Board following the Business Combination. InnoHold was a majority shareholder of the Company until it sold a portion of its interests in a secondary public offering in May 2020 and the remainder of its interests in a secondary public offering in September 2020. The Purple Founders also resigned as employees of Purple LLC and retired from the Board in August 2020.

TNT Holdings owned the Alpine facility Purple LLC has been leasing since 2010, and the Purple Founders informed Purple LLC that TNT Holdings recently transferred ownership to 123E LLC, an entity controlled by the Purple Founders. Effective as of October 31, 2017, Purple LLC entered into an Amended and Restated Lease Agreement with TNT Holdings. The Company determined that neither TNT Holdings nor 123E LLC are a VIE as neither the Company nor Purple LLC hold any explicit or implicit variable interest in TNT Holdings or 123E LLC and do not have a controlling financial interest in TNT Holdings or 123E LLC. Purple LLC incurred $1.0 million, $0.9 million and $0.9 million in rent expense to 123E LLC or TNT Holdings for the building lease of the Alpine facility for the years ended December 31, 2022, 2021 and 2020, respectively. Purple LLC continues to lease the Alpine facility that was formerly the Company headquarters, for use in production, research and development and video production. In accordance with the terms of that lease, on September 1, 2021, Purple LLC gave notice to 123E LLC that it intended to exercise its right to an early termination of the lease to occur on September 30, 2022. On July 20, 2022, the Company entered into an amendment to its Alpine facility lease agreement with 123E LLC. The amendment rescinded the Company's previous notice of termination that was scheduled to be effective September 30, 2022 and extended the term such that the lease will remain in effect until September 30, 2023.

During the year ended December 31, 2021, certain current and former employees of Purple LLC who received distributions of Paired Securities from InnoHold exchanged 0.1 million of Paired Securities for Class A common stock. There were no such exchanges during the year ended December 31, 2022.

In connection with the Business Combination, to secure payment of a certain portion of specified post-closing indemnification rights of the Company under the Merger Agreement, 0.5 million shares of Class B common stock and 0.5 million Class B Units otherwise issuable to InnoHold as equity consideration were deposited in an escrow account for up to three years from the date of the Business Combination pursuant to a contingency escrow agreement. In September 2020, an amendment to the escrow agreement was signed whereby the 0.5 million shares of Class B Stock and 0.5 million Class B Units held in escrow were exchanged for $5.0 million. On February 3, 2021, the Company received $4.1 million from InnoHold as reimbursement for amounts that qualified for indemnification from the $5.0 million being held in escrow. The remaining $0.9 million in escrow was returned to InnoHold. The amount received from InnoHold was recorded as additional paid-in capital in the consolidated balance sheet.

During the year ended December 31, 2021, Purple LLC paid InnoHold through withholding payments directly to various states, an aggregate of $0.6 million in required tax distributions pursuant to the Third Purple LLC Agreement. There were no such payments made by Purple LLC during the year ended December 31, 2022.

16. Stockholders' Equity

Class A Common Stock

The Company has 210.0 million shares of Class A common stock authorized at a par value of $0.0001 per share. Holders of the Company's Class A common stock are entitled to one vote for each share held on all matters to be voted on by the stockholders and participate in dividends, if declared by the Board, or receive any portion of any such assets in respect of their shares upon liquidation, dissolution, distribution of assets or winding-up of the Company in excess of the par value of such stock. Holders of Class A common stock and holders of Class B common stock voting together as a single class, have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Holders of Class A common stock and Class B common stock are entitled to one vote per share on matters to be voted on by stockholders. At December 31, 2022, 91.4 million shares of Class A common stock were outstanding.

Class B Common Stock

The Company has 90.0 million shares of Class B common stock authorized at a par value of $0.0001 per share. Holders of the Company's Class B common stock will vote together as a single class with holders of the Company's Class A common stock on all matters properly submitted to a vote of the stockholders. Shares of Class B common stock may be issued only to InnoHold, their respective successors and assigns, as well as any permitted transferees of InnoHold. A holder may transfer their shares to any transferee (other than the Company) only if such holder also simultaneously transfers an equal number of such holder's Purple LLC Class B units to such transferee in compliance with the Second Purple LLC Agreement. The Class B common stock is not entitled to receive dividends, if declared by the Board, or to receive any portion of any such assets in respect of their shares upon liquidation, dissolution, distribution of assets or winding-up of the Company in excess of the par value of such stock.

In connection with the Business Combination, approximately 44.1 million shares of Series B Stock were issued to InnoHold as part of the equity consideration. InnoHold subsequently transferred a portion of its shares to permitted transferees and exchanged its remaining shares for Class A common stock that it sold. All of the 0.4 million shares of Class B common stock outstanding at December 31, 2022 were held by other parties.

Preferred Stock

The Company has 5.0 million shares of preferred stock authorized at a par value of $0.0001 per share. The preferred stock may be issued from time to time in one or more series. The directors are expressly authorized to provide for the issuance of shares of the preferred stock in one or more series and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, designations and other special rights or restrictions. On September 25, 2022 the Rights Agreement was adopted and 0.3 million shares of the Company's preferred stock were designated as Series A Junior Participating Preferred Shares. See Note 14—*Commitments and Contingencies—Stockholder Rights Agreement* for further discussion regarding preferred stock. At December 31, 2022, there were no shares of preferred stock outstanding.

Sponsor Warrants

There were 12.8 million sponsor warrants issued pursuant to a private placement simultaneously with the Company's initial public offering. Each of these warrants entitled the registered holder to purchase one-half of one share of the Company's Class A common stock at a price of $5.75 per half share ($11.50 per full share), subject to adjustment pursuant the terms of the warrant agreement. In accordance with the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of the Class A common stock. In no event will the Company be required to net cash settle any warrant. The warrants have a five-year term which will expire on February 2, 2023, or earlier upon redemption or liquidation.

The sponsor warrants are not redeemable by the Company so long as they are held by the sponsor or its permitted transferees. In addition, with respect to the sponsor warrants, so long as such sponsor warrants are held by the sponsor or its permitted transferee, the holder may elect to exercise the sponsor warrants on a cashless basis, by surrendering their sponsor warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the sponsor warrants, multiplied by the difference between the exercise price of the sponsor warrants and the "fair market value" (defined below), by (y) the fair market value. The "fair market value" means the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

In 2021, 6.6 million sponsor warrants were exercised resulting in the issuance of 2.3 million shares of Class A common stock and cash proceeds to the Company of $0.1 million. There were no sponsor warrants exercised during 2022. At both December 31, 2022 and 2021, there were 1.9 million sponsor warrants outstanding.

Noncontrolling Interest

Noncontrolling interest ("NCI") is the membership interest in Purple LLC held by holders other than the Company. At December 31, 2022 and 2021, the combined NCI percentage in Purple LLC was 0.5% and 0.7%, respectively. The Company has consolidated the financial position and results of operations of Purple LLC and reflected the proportionate interest held by all such Purple LLC Class B Unit holders as NCI.

17. Net Income (Loss) Per Common Share

The following table sets forth the calculation of basic and diluted weighted average shares outstanding and earnings (loss) per share for the periods presented (in thousands, except per share amounts):

		Years Ended December 31,			
		2022		2021	2020
Numerator:					
Net income (loss) attributable to Purple Innovation, Inc. – basic	$	(89,689)	$	4,031 $	(236,867)
Less: Dilutive effect of change in fair value – warrant liabilities		—		(24,054)	—
Less: Net loss attributable to noncontrolling interest		—		(160)	—
Net loss attributable to Purple Innovation, Inc. – diluted	$	(89,689)	$	(20,183) $	(236,867)
Denominator					
Weighted average shares – basic		81,779		65,928	39,219
Add: Dilutive effect of warrants		—		920	—
Add: Dilutive effect of Class B shares		—		454	—
Weighted average shares – diluted		81,779		67,302	39,219
Net income (loss) per common share:					
Basic	$	(1.10)	$	0.06 $	(6.04)
Diluted	$	(1.10)	$	(0.30) $	(6.04)

For the year ended December 31, 2022, the Company excluded 3.5 million of Class A common shares issuable upon conversion of certain warrants, stock options, restricted stock and Class A shares subject to vesting, and 0.4 million of Paired Securities convertible into shares of Class A common stock as their effect was anti-dilutive. For the year ended December 31, 2021, the Company excluded 2.6 million shares of Class A common stock issuable upon conversion of certain stock options, restricted stock and Class A shares subject to vesting as the effect was anti-dilutive. For the year ended December 31, 2020, the Company excluded 0.1 million shares of issued Class A common stock subject to vesting, 6.5 million shares of Class A common stock issuable upon conversion of the Company's warrants and options, and 0.5 million of Paired Securities convertible into shares of Class A common stock as the effect was anti-dilutive.

18. Equity Compensation Plans

2017 Equity Incentive Plan

The 2017 Equity Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock and other stock-based awards. Directors, officers and other employees and subsidiaries and affiliates, as well as others performing consulting or advisory services for the Company and its subsidiaries, will be eligible for grants under the 2017 Incentive Plan. The aggregate number of shares of Common Stock which may be issued or used for reference purposes under the 2017 Incentive Plan or with respect to which awards may be granted may not exceed 4.1 million shares. As of December 31, 2022, 1.4 million shares remain available for issuance under the 2017 Incentive Plan. During the years ended December 31, 2022, 2021 and 2020, stock-based compensation associated with equity awards issued under the 2017 Incentive Plan totaled $3.4 million, $3.4 million and $2.2 million, respectively, while the related tax benefits recognized on these awards were $0.9 million, $1.7 million and $5.6 million, respectively.

Class A Common Stock Awards

In May 2022, the Company granted stock awards under the 2017 Equity Incentive Plan to independent directors on the Board. The stock awards vested immediately and the Company issued 0.1 million shares of Class A common stock and recognized $0.6 million in expense during the year ended December 31, 2022, which represented the fair value of the stock awards on the grant date.

In May 2021, the Company granted stock awards under the Company's 2017 Equity Incentive Plan to independent directors on the Board. The stock awards vested immediately and the Company recognized $0.6 million in expense during year ended December 31, 2021, which represented the fair value of the stock award on the grant date.

In March 2020, the Company granted a restricted stock award under the Company's 2017 Equity Incentive Plan to the Company's Board advisor and GPAC observer. The stock award vested in March 2021. As this award included a service condition, the estimated fair value of the restricted stock was measured on the grant date and recognized over the service period. The Company determined that the fair value of the restricted stock on the grant date was immaterial.

In 2020, the Company granted stock awards under the Company's 2017 Equity Incentive Plan to independent directors on the Board and to the Board advisor and GPAC observer. The stock awards vested immediately and the Company recognized $0.5 million in expense during the year ended December 31, 2020, which represented the fair value of the stock awards on the grant date.

In May and June 2020, the Company granted restricted stock awards under the Company's 2017 Equity Incentive Plan to certain employees of the Company. The stock awards vest over 3 to 4 years. The estimated fair value of the restricted stock is measured on the grant date and is recognized over the vesting period. The Company determined that the fair value of the restricted stock on the grant dates was $0.7 million.

Employee Stock Options

In March and June 2022, the Company granted 0.5 million and 0.1 million stock options, respectively, under the 2017 Equity Incentive Plan to its chief executive officer at an exercise price of $6.82 per option. The stock options expire in five years and vest over a three-year period. In April 2022, with the chief executive officer's consent, the Company rescinded and cancelled 0.4 million of the stock options granted in March 2022 because of annual limits set forth in the 2017 Equity Incentive Plan. The Company determined the fair value of the net award of 0.2 million stock options to be $0.4 million which will be expensed on a straight-line basis over the vesting period.

During the year ended December 31, 2021, the Company granted 0.2 million stock options under the Company's 2017 Equity Incentive Plan to certain management of the Company. These stock options have exercise prices ranging from $22.57 to $32.28. The stock options expire in five years and vest over a four-year period. The estimated fair value of the stock options is amortized over the options vesting period on a straight-line basis. The Company determined the fair value of the 0.2 million options granted during the year ended December 31, 2021 to be $2.0 million which will be expensed over the vesting period. Included in that amount were 0.2 million stock options with a fair value of $1.4 million that were subsequently forfeited in December 2021.

During the year ended December 31, 2020, the Company granted 0.5 million stock options under the Company's 2017 Equity Incentive Plan to certain management of the Company. These stock options have exercise prices ranging from $12.76 to $21.70. The stock options expire in five years and vest over a four-year period. The estimated fair value of the stock options is amortized over the options vesting period on a straight-line basis. The Company determined the fair value of the 0.5 million options granted during the year ended December 31, 2020 to be $3.4 million which will be expensed over the vesting period.

The following are the weighted average assumptions used in calculating the fair value of the total stock options granted in 2022, 2021 and 2020 using the Black-Scholes method:

	Year Ended December 31,		
	2022	2021	2020
Fair market value	$ 2.02	$ 8.71	$ 6.93
Risk free rate	2.67%	0.58%	0.25%
Dividend yield	—	—	—
Expected volatility	54.22%	52.43%	50.34%
Expected term in years	3.45	3.55	3.41

In December 2021, 0.6 million of vested stock options related to the former Chief Executive Officer had the post-termination exercise period extended from 90 days to 352 days upon his resignation and departure from the Company. The $0.5 million of additional cost associated with this modification was recorded as stock-based compensation expense in the 2021 consolidated statement of operations.

The following table summarizes the Company's total stock option activity for the years ended December 31, 2022, 2021 and 2020:

	Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Intrinsic Value $ (in thousands)
Options outstanding as of December 31, 2019	2,136	$ 6.95	4.3	$ 3,752
Granted	488	16.26	—	—
Exercised	(281)	7.68	—	—
Forfeited/expired	(109)	10.80	—	—
Options outstanding as of December 31, 2020	2,234	8.71	3.5	54,133
Granted	234	24.85	—	—
Exercised	(171)	8.26	—	—
Forfeited/expired	(745)	14.02	—	—
Options outstanding as of December 31, 2021	1,552	8.65	1.9	8,667
Granted	594	6.82	—	—
Exercised	(20)	8.32	—	—
Forfeited/expired	(1,307)	7.80	—	—
Options outstanding as of December 31, 2022	819	8.68	2.3	—

Outstanding and exercisable stock options as of December 31, 2022 are as follows:

	Options Outstanding		Options Exercisable		
Exercise Prices	Number of Options Outstanding (in thousands)	Weighted Average Remaining Life (Years)	Number of Options Exercisable (in thousands)	Weighted Average Remaining Life (Years)	Intrinsic Value (in thousands)
$ 6.51	194	1.3	152	1.3	$ —
6.65	173	1.4	181	1.4	—
6.82	205	4.3	—	—	—
7.99	19	1.9	17	1.9	—
8.32	108	1.5	86	1.5	—
13.12	85	2.3	59	2.2	—
32.28	35	3.2	17	3.2	—
	819	2.3	512	1.5	$ —

The following table summarizes the Company's unvested stock option activity for the years ended December 31, 2022, 2021 and 2020:

	Options (in thousands)	Weighted Average Grant Date Fair Value
Nonvested options as of December 31, 2019	1,979	$ 1.75
Granted	488	6.93
Vested	(790)	1.82
Forfeited	(109)	3.65
Nonvested options as of December 31, 2020	1,568	3.20
Granted	234	8.71
Vested	(641)	2.97
Forfeited	(745)	4.90
Nonvested options as of December 31, 2021	416	3.60
Granted	594	2.31
Vested	(217)	3.09
Forfeited	(486)	2.73
Nonvested options as of December 31, 2022	307	$ 2.84

The Company recognized $0.7 million, $2.1 million and $1.3 million in stock-based compensation expense related to stock options during the years ended December 31, 2022, 2021 and 2020, respectively.

For stock options outstanding as of December 31, 2022, there was $0.7 million of total unrecognized stock compensation cost with a remaining recognition period of 1.8 years. As of December 31, 2021, there was $1.3 million of total unrecognized stock compensation cost with a remaining recognition period of 1.6 years.

Cash received from the exercise of stock options was $0.2 million, $1.4 million and $2.0 million for the years ended December 31, 2022, 2021 and 2020, respectively. The tax benefit associated with the exercise of stock options was $0.4 million, $1.6 million and $4.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Employee Restricted Stock Units

In March and June 2022, the Company granted 0.5 million and 0.1 million restricted stock units, respectively, under the 2017 Equity Incentive Plan to the Company's chief executive officer. These restricted stock awards had a grant date fair value of $6.32 and $4.81 per share, respectively. In April 2022, with the chief executive officer's consent, the Company rescinded and cancelled 0.4 million of the restricted stock units granted in March 2022 because of annual limits set forth in the 2017 Equity Incentive Plan. The Company determined the fair value of the net award of 0.2 million restricted stock units to be $1.2 million which will be expensed on a straight-line basis over the vesting period.

During 2022, the Company granted 1.1 million restricted stock units under the 2017 Equity Incentive Plan to certain management of the Company. Approximately one-half of these restricted stock unit grants included a market vesting condition. In 2021, the Company granted 0.2 million of restricted stock units under the Company's 2017 Equity Incentive Plan to certain management of the Company. Approximately one-third of these restricted stock unit grants included a market vesting condition. The restricted stock awards granted in 2022 and 2021 that did not have a market vesting condition had a weighted average grant date fair value of $5.53 and $19.25 per share, respectively. The estimated fair value of these awards is recognized on a straight-line basis over the vesting period.

The restricted stock awards granted in 2022 and 2021 that did have a market vesting condition had a weighted average grant date fair value of $3.71 and $16.28 per share, respectively. For these awards, the estimated fair value was measured on the grant date and incorporated the probability of vesting occurring. The estimated fair value is recognized over the derived service period (as determined by the valuation model), with such recognition occurring regardless of whether the market condition is met. The Company determined the weighted average grant date fair of these awards using a Monte Carlo Simulation of a Geometric Brownian Motion stock path model with the following weighted average assumptions:

	Years Ended December 31,			
		2022		2021
Trading price of common stock on measurement date	$	5.33	$	24.88
Risk free interest rate		2.89%		0.43%
Expected life in years		2.9		2.7
Expected volatility		85.1%		77.0%
Expected dividend yield		—		—

The following table summarizes the Company's restricted stock unit activity for the years ended December 31, 2022 and 2021:

	Options (in thousands)	Weighted Average Grant Date Fair Value
Nonvested restricted stock units as of December 31, 2020	—	$ —
Granted	177	18.18
Vested	—	—
Forfeited	(12)	22.96
Nonvested restricted stock units as of December 31, 2021	165	17.84
Granted	1,257	4.72
Vested	(43)	16.90
Forfeited	(144)	9.72
Nonvested restricted stock units as of December 31, 2022	1,235	$ 5.47

The Company recorded restricted stock unit expense of $2.1 million and $0.5 million during the years ended December 31, 2022 and 2021, respectively. There was no restricted stock unit expense recorded in 2020.

For restricted stock units outstanding as of December 31, 2022, there was $4.9 million of total unrecognized stock compensation cost with a remaining recognition period of 2.2 years. As of December 31, 2021, there was $2.4 million of total unrecognized stock compensation cost with a remaining recognition period of 1.9 years.

Aggregate Non-Cash Stock Compensation

The Company has accounted for all stock-based compensation under the provisions of ASC 718 Compensation—Stock Compensation. This standard requires the Company to record a non-cash expense associated with the fair value of stock-based compensation over the requisite service period. The table below summarizes the aggregate non-cash stock compensation recognized in the statement of operations for stock awards, employee stock options and the distribution by InnoHold of Paired Securities (in thousands).

	Years Ended December 31,		
	2022	2021	2020
Cost of revenues	$ 305	$ 303	$ 169
Marketing and sales	863	541	302
General and administrative	2,033	2,472	1,353
Research and development	165	50	361
Total non-cash stock compensation	$ 3,366	$ 3,366	$ 2,185

19. Employee Retirement Plan

In 2018 the Company established a 401(k) plan that qualifies as a deferred compensation arrangement under Section 401 of the IRS Code. All eligible employees over the age of 18 and with 4 months' service are eligible to participate in the plan. The plan provides for Company matching of employee contributions up to 5% of eligible earnings. Company contributions immediately vest. The Company matching contribution expense was $3.6 million, $3.2 million and $2.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

20. Concentrations

The Company had the following revenues by product (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
Sleep products	$ 524,797	$ 664,484	$ 598,046
Other	50,895	61,743	50,425
Total revenue, net	$ 575,692	$ 726,227	$ 648,471

The following disaggregates net revenues by geographic region (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
United States	$ 566,418	$ 710,204	$ 642,718
International	9,274	16,023	5,753
Total revenue, net	$ 575,692	$ 726,227	$ 648,471

The Company had one individual customer that accounted for approximately 52% and 41% of accounts receivable at December 31, 2022 and 2021, respectively, and approximately 15%, 15% and 15% of net revenue during the years ended December 31, 2022, 2021 and 2020, respectively.

The Company currently obtains materials and components used in production from outside sources. As a result, the Company is dependent upon suppliers that in some instances, are the sole source of supply. The Company is continuing efforts to dual-source key components. The failure of one or more of the Company's suppliers to provide materials or components on a timely basis could significantly impact the results of operations. The Company believes that it can obtain these raw materials and components from other sources of supply in the ordinary course of business, although an unexpected loss of supply over a short period of time may not allow for the replacement of these sources in the ordinary course of business.

The Company maintains its cash balances in financial institutions based in the United States that are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 for each financial institution per entity. At times, the Company's cash balance deposited at financial institutions exceed the federally insured deposit limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

21. Income Taxes

The Company's income (loss) before income taxes of $122.9 million, $2.7 million and $(273.5) million during the years ended December 31, 2022, 2021 and 2020, respectively, consisted entirely of income earned in the United States.

Income tax (benefit) expense for the years ended December 31, 2022, 2021 and 2020 consist of the following (in thousands):

		Year ended December 31,			
		2022		2021	2020
Current:					
Federal	$	(1,029)	$ 1,692	$	1,112
State		345	699		951
Total current		(684)	2,391		2,063
Deferred:					
Federal		168,936	(6,436)		(35,747)
State		44,612	2,828		(10,065)
Total deferred		213,548	(3,608)		(45,812)
Income tax (benefit) expense	$	212,864	$ (1,217)	$	(43,749)

Income tax (benefit) expense differs from the amount computed at the federal statutory corporate income tax rate as follows (in thousands):

		Year ended December 31,			
		2022		2021	2020
Tax benefit at Federal statutory rate	$	25,817	$ 557	$	(57,441)
State income tax provision (benefit), net of federal benefit		293	(771)		499
Noncontrolling interest		56	(420)		(117)
Tax receivable agreement liability		(34,014)	(843)		(1,518)
Change in fair value – warrant liabilities		(912)	(5,051)		50,537
Change in valuation allowance		189,035	—		(35,531)
Remeasurement due to rate change		2,527	3,287		40
Research and development tax credits		(1,763)			
Remeasurement of investment in Purple LLC		29,834	1,834		—
Nondeductible compensation		—	531		—
Stock-based compensation		2.303	(330)		—
Other		(312)	(11)		(218)
Income tax (benefit) expense	$	212,864	$ (1,217)	$	(43,749)

Deferred income taxes at December 31, 2022 and 2021 consisted of the following (in thousands):

	2022	2021
Basis difference in Purple LLC investment	$ 130,298	$ 203,393
Tax over book basis in capital contributions	100,413	69,859
Start-up costs	449	478
Stock-based compensation	874	722
Interest carryforwards	1,573	548
Research and development tax credits	1,389	—
Charitable contribution carryforwards	77	—
Net operating losses	32,681	12,650
Total net deferred income tax asset	267,754	287,650
Less: Valuation allowance	(267,754)	(69,859)
Net deferred income tax asset	$ —	$ 217,791

The Company's sole material asset is Purple LLC, which is treated as a partnership for U.S. federal income tax purposes and for purposes of certain state and local income taxes. Purple LLC's net taxable income and any related tax credits are passed through to its members and included in the members' tax returns, even though such net taxable income or tax credits may not have actually been distributed. While the Company consolidates Purple LLC for financial reporting purposes, the Company will be taxed on its share of earnings of Purple LLC not attributed to the noncontrolling interest holders, which will continue to bear their share of income tax on its allocable earnings of Purple LLC. The income tax burden on the earnings taxed to the noncontrolling interest holders is not reported by the Company in its consolidated financial statements under GAAP. As a result, the Company's effective tax rate differs materially from the statutory rate. The primary factors impacting expected tax are tax exempt income from the Tax Receivable Agreement, remeasurement of the deferred taxes associated with the investment in Purple LLC, and the impact of recording a valuation allowance.

At December 31, 2019, the Company maintained a full valuation allowance on its deferred tax assets which were more likely than not realizable at the time. During fiscal 2020, the Company achieved three-year cumulative income for the first time and determined that it would likely generate sufficient taxable income to utilize some of its deferred tax assets. Based on this and other positive evidence, the Company concluded it was more likely than not that some of its deferred tax assets would be realized and that a full valuation allowance for its deferred tax assets was no longer appropriate. As a result, $35.5 million of the valuation allowance associated with the Company's federal and state deferred tax assets was released and recorded as an income tax benefit in 2020.

At December 31, 2021, the Company did not record a valuation allowance on its deferred tax assets except for the tax over book basis in capital contributions, which was determined to not be realizable. During 2022, the Company entered into a three-year cumulative loss position and determined that it would not be able to generate sufficient taxable income to utilize its deferred tax assets. Based on this and other negative evidence, the Company concluded it was more likely than not that its deferred tax assets would not be realized and that a full valuation allowance for its deferred tax assets was required. As a result, $176.9 million of the valuation allowance associated with the Company's federal and state deferred tax assets was recorded along with an income tax expense in 2022.

In connection with the Business Combination, the Company entered into the Tax Receivable Agreement with InnoHold, which provides for the payment by the Company to InnoHold of 80% of the net cash savings, if any, in U.S. federal, state and local income tax that the Company actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing as a result of (i) any tax basis increases in the assets of Purple LLC resulting from the distribution to InnoHold of the cash consideration, (ii) the tax basis increases in the assets of Purple LLC resulting from the redemption by Purple LLC or the exchange by the Company, as applicable, of Class B Paired Securities or cash, as applicable, and (iii) imputed interest deemed to be paid by the Company as a result of, and additional tax basis arising from, payments it makes under the agreement.

As noncontrolling interest holders exercise their right to exchange or cause Purple LLC to redeem all or a portion of their Class B Units, a Tax Receivable Agreement liability may be recorded based on 80% of the estimated future cash tax savings that the Company may realize as a result of increases in the basis of the assets of Purple LLC attributed to the Company as a result of such exchange or redemption. The amount of the increase in asset basis, the related estimated cash tax savings and the attendant liability to be recorded will depend on the price of the Company's Class A common stock at the time of the relevant redemption or exchange.

During 2022, the Company concluded it was more likely than not that its deferred tax assets would not be realized and a full valuation allowance for its deferred tax assets was required and has determined the Tax Receivable Agreement liability is not probable and therefore has not recorded a tax receivable liability. As a result, the Company correspondingly reduced its tax receivable agreement liability to zero and the Company recognized tax receivable agreement income of $162.0 million in the Company's consolidated statement of operations for the year ended December 31, 2022.

The estimation of liability under the Tax Receivable Agreement is by its nature imprecise and subject to significant assumptions regarding the amount and timing of future taxable income. As a result of the initial merger transaction, the subsequent exchanges of 43.6 million Class B Units for Class A common stock as of December 31, 2022 and changes in estimates relating to the expected tax benefits associated with the liability under the agreement, the potential future Tax Receivable Agreement liability was $0.3 million, of which $168.1 million was recorded in the year ended December 31, 2021, offset by a $167.8 million reduction recorded in 2022. The $167.8 million reduction in the 2022 Tax Receivable Agreement liability reflected $162.0 million that was recorded as Tax Receivable Agreement income coupled with a payment of $5.8 million made during the year.

As of December 31, 2022, the Company estimated that if all the remaining 0.4 million Class B units were redeemed for shares of our Class A common stock, the Tax Receivable Agreement liability would be approximately $168.8 million. If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and change of control events), we could be required to make an immediate lump-sum payment under the terms of the Tax Receivable Agreement. Management currently estimates the liability associated with this lump-sum payment (or "early termination payment") would be approximately $108.5 million, discounted. This potential early termination payment can be significantly impacted by the discounted interest rate at the time of termination.

The Company estimates federal net operating loss ("NOL") carryforwards will be approximately $26.3 million as of December 31, 2022, of which $25.9 million do not have an expiration date and $0.5 million expire in 2037. The Company also had approximately $6.3 million of NOL carryforwards to reduce future state taxable income at December 31, 2022, which have various carryforward periods and begin to expire in 2026, if unused. Under Section 382 and related provisions of the Internal Revenue Code of 1986, as amended (the "Code"), if a corporation undergoes an "ownership change" generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period), the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. If finalized, Treasury Regulations currently proposed under Section 382 of the Code may further limit our ability to utilize our pre-change NOLs or other tax attributes if we undergo a future ownership change. Thus, our ability to utilize carryforwards of our net operating losses, including net operating losses acquired from the Intellibed acquisition, and other tax attributes to reduce future tax liabilities may be substantially restricted. As of December 31, 2022, we have not completed a Section 382 analysis and an ownership change may have occurred. There may be significant annual limitations on the NOLs and other tax attributes. Until an analysis is completed, there can be no assurance that the existing net operating loss carry-forwards or credits are not subject to significant limitation.

The Company estimates federal research and development ("R&D") tax credit carryforwards will be approximately $0.9 million as of December 31, 2022, which expire in 2042, if unused. The Company also had approximately $0.7 million of state tax credit carryforwards to reduce future state tax liability at December 31, 2022, which have various carryforward periods and begin to expire in 2033, if unused.

The effects of uncertain tax positions are recognized in the consolidated financial statements if these positions meet a "more-likely-than-not" threshold. For those uncertain tax positions that are recognized in the consolidated financial statements, liabilities are established to reflect the portion of those positions it cannot conclude "more-likely-than-not" to be realized upon ultimate settlement. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties would be included on the related tax liability line in the consolidated balance sheet. As of December 31, 2022 and 2021, no material uncertain tax positions were recognized as liabilities in the consolidated financial statements.

The Company remains subject to income tax examinations for its U.S. federal income taxes for 2016 through 2022. The Company also remains subject to income tax examinations for U.S. state and local income taxes generally for 2016 through 2022.

22. Subsequent Events

Tax Receivable Agreement Payments

On January 17, 2023, the Company paid InnoHold $0.3 million pursuant to the terms of the Tax Receivable Agreement. This amount was included with other current liabilities in the accompanying consolidated balance sheet as of December 31, 2022.

Expiration of Sponsor Warrants

On February 2, 2023, the 1.9 million sponsor warrants outstanding at December 31, 2022 expired per the terms of the agreement. Each of these warrants entitled the registered holder to purchase one-half of one share of the Company's Class A common stock at a price of $5.75 per half share ($11.50 per full share). The sponsor warrants had no fair value on the date of expiration.

Underwritten Offering

On February 13, 2023, the Company completed an underwritten offering of 13.4 million shares of Class A common stock. The underwriters did not exercise their over-allotment option. The aggregate net proceeds received by the Company from the offering, after deducting offering fees and expenses of $3.3 million, totaled $57.0 million.

Credit Agreement Amendment

On February 17, 2023, the Company entered into a fifth amendment to the 2020 Credit Agreement. In accordance with this amendment, the Company repaid in full the $24.7 million outstanding balance of the term loan plus accrued interest. The amendment also provides that the maximum leverage ratio covenant will not be tested for the first and second quarters of 2023 and revises the ratio to 4.50x for the third quarter of 2023 and 3.00x for all quarters thereafter. In addition, the minimum fixed charge coverage ratio covenant will not be tested for the first and second quarters of 2023 and revised to 1.50x for the third and fourth quarters of 2023, and 2.00x for all quarters thereafter. The amendment will also revise the lease incurrence test which will allow us to incur ten new showroom leases for stores that will open in 2023 and six new leases for stores that will open in 2024. Moreover, beginning in the fourth quarter of 2023, we will be allowed to begin incurring leases for stores that will open in 2024, subject to leverage ratio requirements. The leverage ratio must be less than 2.50x to sign leases, with up to a maximum of six new leases per quarter, increasing to eight new leases per quarter if the leverage ratio is less than 2.00x. The amendment will also provide certain minimum consolidated EBITDA covenants for the first and second quarters of 2023 based on our total unrestricted cash and unused revolver availability. The amendment also modified the definition of consolidated EBITDA to allow for nonrecurring/one-time and non-cash expenses and certain other expenses that are cash capped. In addition, for purposes of the definition of consolidated EBITDA, annual non-recurring and unusual out-of-pocket legal expenses will be capped at $5.0 million for 2023 and $2.0 million per year thereafter. The amendment also (i) reduced the amount available under the revolving line of credit to $50.0 million, (ii) provides that the maturity date of the 2020 Credit Agreement will spring forward to June 30, 2024 if our consolidated EBITDA is not greater than $15.0 million for 2023, (iii) reduce limits on maximum growth capital expenditures to $32.0 million for 2023 and $35.0 million for 2024 and 2025, and (iv) revises the current minimum liquidity covenant of $25.0 million to provide that it will increase to $30.0 million for each three-month period following the applicable fiscal quarter if the leverage ratio is greater than 3.00x for any fiscal quarter ending on or after the third quarter of 2023. Pursuant to this amendment, we incurred fees and expenses of $2.7 million that will be recorded as debt issuance costs. The amendment will be accounted for as an extinguishment of debt and approximately $1.1 million of unamortized debt issuance costs will be expensed. There are no amounts currently drawn on the revolver and the available amount to draw is the full $50 million. In order to draw any amounts on the revolver, the Company must be in compliance with the covenants outlined in the fifth amendment.

Coliseum

On January 12, 2023, the Company issued a press release stating the Special Committee had rejected Coliseum's unsolicited proposal.

On January 13, 2023, Coliseum submitted a letter to the chairman of the Board setting forth a cooperation proposal (the "Cooperation Proposal"). On January 16, 2023, the Special Committee responded to the Cooperation Proposal.

On January 17, 2023, Coliseum filed a Schedule 13D/A with the SEC indicating that, in the absence of an agreement, Coliseum intended to nominate a slate of directors for election at the 2023 annual meeting of the stockholders of the Company, which slate would constitute a majority of the Board. On January 19, 2023, the Special Committee issued a press release stating the position of the Special Committee with respect to the Coliseum proposal.

On February 13, 2023, Coliseum submitted a notice of its intention to nominate four persons to the Board, replacing four of the seven member Board and retaining only Mr. DeMartini, the Company's Chief Executive Officer, Mr. Gray, CCM's manager, and one of the existing non-executive directors. In response, on February 13, 2023, the Company issued a press release expressing the Special Committee's response and position with respect to Coliseum's proposal.

On February 14, 2023, the Company declared a dividend of one new PRPLS for each 100 shares of Purple common stock ("Common Stock") owned by Purple's shareholders. Each PRPLS votes together with the Common Stock in the election of directors, and related matters, and carries 10,000 votes each. Holders of PRPLS will be entitled to allocate their votes among the nominees in director elections on a cumulative basis. PRPLS holders can allocate all, none, or a portion of their votes to each director nominee up for election at the Company's meetings of shareholders. On February 24, 2023, the Company issued 1.0 million PRPLS shares which trade with the Common Stock. Any new issuance of Common Stock will automatically include a proportionate number of PRPLS. The PRPLS are redeemable at any time by an affirmative vote of two-thirds of the members of the Board. PRPLS do not have any dividend rights and will be entitled to only a limited payment upon any liquidation, dissolution or winding up in priority to any payments on the Common Stock but will not otherwise participate in any liquidating distributions. On February 21, 2023, Coliseum filed a lawsuit in the Delaware Court of Chancery to invalidate Purple's issued PRPLS, alleging that the issuance deprived Purple stockholders of a fair and democratic election of directors at the Company's 2023 Annual Meeting and other related allegations.

On February 21, 2023, Coliseum filed a Complaint against the Company and several members of the Board in the Delaware Court of Chancery, captioned *Coliseum Capital Management, LLC v. Anthos*, Case No. 2023-0220-PAF (Del. Ch. Feb. 21, 2023). The complaint alleges that the Company and the named directors authorized an improper dividend of preferred stock in bad faith to impede stockholder voting rights and interfere with Coliseum's nomination of a competing slate of director candidates ahead of the Company's 2023 annual meeting of stockholders. Coliseum is seeking: (1) declarations that the authorization of the PRPLS violated the Company's charter and amounted to a breach of the named directors' fiduciary duties; (2) a declaration that the PRPLS is invalid, unenforceable, and void; (3) unspecified damages resulting from the alleged breach of duties; and (4) an award of costs and expenses incurred in pursuing the action. The parties have agreed to hold an expedited trial on Coliseum's claims that will result in a resolution of the dispute before the Company's 2023 annual meeting of stockholders. The outcome of this litigation cannot be predicted at this early stage. However, Purple intends to vigorously defend against the claims made by Coliseum.

On March 9, 2023, the Special Committee offered Coliseum a settlement proposal that included the following provisions, (i) Coliseum would have the right to identify three of the six non-management members of a seven-member board, (ii) the other three non-management seats would be filled by two existing independent directors and a new director who is a significant shareholder. In addition to Dawn Zier, who already announced her intention not to stand for election at the 2023 Annual Meeting due to other commitments, two other current directors would retire at or before the 2023 Annual Meeting, (iii) Coliseum managing partner Adam Gray would become Chairman of the Board, (iv) the Special Committee would name one of the existing incumbent independent directors as Lead Independent Director, and (v) Coliseum would commit to customary standstill provisions to provide stability for the Company for approximately 18 months. On March 16, 2023, the Special Committee announced that Coliseum has rejected the settlement proposal.

Silicon Valley Bank

On March 10, 2023, the Federal Deposit Insurance Corporation announced that Silicon Valley Bank ("SVB") had been closed by the California Department of Financial Protection and Innovation. We have cash accounts, credit card processing and a borrowing relationship with SVB, At the time of the closure we had cash and cash equivalents of approximately $4.2 million deposited with them. SVB is also one of the Institutional Lenders under the 2020 Credit Agreement, with $7.25 million of the $50.0 million revolving line of credit being made available through that bank. We currently have access to all of our funds and accounts at SVB.

Amended Grant Agreements

On March 15, 2023, the Company and Robert T. DeMartini, the Company's Chief Executive Officer, entered into amended and restated grant agreements relating to restricted stock units and stock options granted to Mr. DeMartini in March 2022 and June 2022, revising the vesting schedule of the awards included in each grant. The amended and restated grant agreements provide that 0.33 million of the restricted stock units and stock options will vest in full on March 25, 2023 and 0.33 million of the restricted stock units and stock options and conditionally granted restricted units and stock options, conditioned on shareholder approval of the Company's proposed amendments to Section 5(f) of the Plan ,will vest on March 25, 2024. The amendments also provide that the remaining 0.33 million conditionally granted restricted stock units and stock options will vest in full on March 25, 2025. The amendments will result in an acceleration of approximately $0.8 million of stock-based compensation expense recognized by the Company into the first quarter of 2023 from other future periods over the previous vesting period.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Purple Innovation, Inc.

March 22, 2023

By: /s/ Robert T. DeMartini
Name: Robert T. DeMartini
Title: Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert T. DeMartini and Bennett L. Nussbaum, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her, and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Robert T. DeMartini Robert T. DeMartini	Chief Executive Officer and Director *(Principal Executive Officer)*	March 22, 2023
/s/ Bennett L. Nussbaum Bennett L. Nussbaum	Interim Chief Financial Officer *(Principal Financial Officer)*	March 22, 2023
/s/ George T. Ulrich George T. Ulrich	Vice President, Accounting and Financial Reporting *(Principal Accounting Officer)*	March 22, 2023
/s/ Paul J. Zepf Paul J. Zepf	Chairman of the Board of Directors	March 22, 2023
/s/ Pano T. Anthos Pano T. Anthos	Director	March 22, 2023
/s/ Gary T. DiCamillo Gary T. DiCamillo	Director	March 22, 2023
/s/ Adam L. Gray Adam L. Gray	Director	March 22, 2023
/s/ Claudia Hollingsworth Claudia Hollingsworth	Director	March 22, 2023
/s/ Dawn M. Zier Dawn M. Zier	Director	March 22, 2023

Exhibit 4.3

DESCRIPTION OF REGISTERED SECURITIES

The following description of registered securities of Purple Innovation, Inc. (the "company," "we," "us" and "our") summarizes certain provisions of our Second Amended and Restated Certificate of incorporation and our Amended and Restated Bylaws. The description is intended as a summary, and is qualified in its entirety by reference to our Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and our Second Amended and Restated Bylaws (the "Bylaws"), copies of which have been included as exhibits to this Annual Report on Form 10-K.

Our authorized capital stock consists of: (a) 300 million shares of common stock, which consists of (i) 210 million shares of Class A Common Stock, par value of $0.0001 per share, and (ii) 90 million shares of Class B Common Stock, par value of $0.0001 per share; and (b) 5 million shares of undesignated preferred stock, $0.0001 par value per share.

Class A Common Stock

Listing

Our Class A Common Stock is listed and principally traded on the NASDAQ Global Market under the symbol "PRPL."

Voting Rights

Holders of Class A Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in our Second Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, or as required by applicable provisions of the Delaware General Corporation Law ("DGCL") or applicable stock exchange rules, the affirmative vote of a majority of our common shares that are voted is required to approve any such matter voted on by our stockholders. Directors are elected by a majority of the votes cast at an annual meeting of stockholders by holders of our common stock. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

On February 14, 2023, the Company declared a dividend of one new Proportional Representation Preferred Linked Stock ("PRPLS") for each 100 shares of Purple common stock ("Common Stock") owned by Purple's shareholders. Each PRPLS will vote together with the Common Stock in the election of directors, and related matters, and carry 10,000 votes each. Holders of PRPLS will be entitled to allocate their votes among the nominees in director elections on a cumulative basis. PRPLS holders can allocate all, none, or a portion of their votes to each director nominee up for election at the Company's meetings of shareholders. The Company issued one-one hundredth PRPLS for each share of Common Stock held as of the close of business on February 24, 2023. The PRPLS trade with the Common Stock and any new issuance of Common Stock will automatically include a proportionate number of PRPLS. The PRPLS are redeemable at any time by an affirmative vote of two-thirds of the members of the board of directors. The PRPLS do not have any dividend rights and will be entitled to only a limited payment upon any liquidation, dissolution or winding up in priority to any payments on the Common Stock but will not otherwise participate in any liquidating distributions.

Dividends

Holders of Class A Common Stock are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Liquidation

In the event of a liquidation, dissolution or winding up of the Company, holders of our Class A Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Holders of our Class A Common Stock have no preemptive or other subscription rights, other than as described below in the section entitled "Preemptive or Other Rights." There are no sinking fund provisions applicable to the Class A Common Stock.

Preemptive or Other Rights

On February 1, 2018 the Company entered into a subscription agreement (the "Coliseum Subscription Agreement") with CCP and Blackwell (together the "Coliseum Investors"), pursuant to which CCP agreed to purchase from the Company 2,900,000 shares of Class A Common Stock of the Company at a purchase price of $10.00 per share and Blackwell agreed to purchase from the Company 1,100,000 shares of Class A Common Stock of the Company at a purchase price of $10.00 per share (the "Coliseum Private Placement"). The shares of the Company's common stock issued in the Coliseum Private Placement were not registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. In connection with the Coliseum Private Placement, we granted to the Coliseum Investors preemptive rights for the future sale of Company securities. So long as the Coliseum Investors hold at least 50% of the shares of Class A Common Stock acquired in the Coliseum Private Placement, the Coliseum Investors are entitled to purchase up to their pro rata share of all equity securities issued by the Company, subject to certain exceptions.

In addition, the Coliseum Subscription Agreement provides the Coliseum Investors (and any other funds or accounts managed by Coliseum Capital Management, LLC) with a right of first refusal to provide all, but not less than all, of any of the following financings by the Company or any of its subsidiaries: (i) preferred equity financing with a preference to or over any of the terms of the Company's common stock and (ii) any debt financing with a principal amount outstanding (together with all other debt provided by lender or group of lenders) greater than or equal to $10 million, other than (x) the replacement or refinancing of existing indebtedness or (y) an asset based loan on customary terms with an all in interest rate of not greater than 5% per year, by the Company or any of its subsidiaries.

Other than the Coliseum Investors, stockholders will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Class A Common Stock and Class B Common Stock.

Founder Shares

2,587,500 of our outstanding shares of Class A Common Stock were sold to Global Partner Sponsor I LLC (the "Sponsor") in our initial public offering. These "Founder Shares" are identical to the shares of Class A Common Stock sold in our initial public offering, and holders of these shares have the same stockholder rights as public stockholders.

In connection with the closing of the Business Combination, the Company, Continental Stock Transfer and the Coliseum Investors entered into an Agreement to Assign Founder Shares (the "Founder Share Assignment Agreement"), pursuant to which the Sponsor assigned to the Coliseum Investors an aggregate of 1,293,750 of its Founder Shares (the "Coliseum Founder Shares").

Transfer Agent

Pacific Stock Transfer, Inc is the transfer agent and registrar for our common stock.

Certain Anti-Takeover Provisions of Delaware Law

DGCL Provisions. We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a "merger" with:

- a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an "interested stockholder");

- an affiliate of an interested stockholder; or

- an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A "merger" includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

- our board of directors approves the transaction that made the stockholder an "interested stockholder," prior to the date of the transaction;

- after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

- on or subsequent to the date of the transaction, the merger is approved by our board of directors and authorized at a meeting of its stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for shareholders seeking to bring business before our annual meeting of shareholders or to nominate candidates for election as directors at our annual meeting of shareholders and specify certain requirements regarding the form and content of a shareholder's notice. These provisions might preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders if the proper procedures are not followed.

Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under our Certificate of Incorporation, could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the shareholders, to issue shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Limitations on Stockholder Ability to Act by Written Consent or Call Special Meetings. The Certificate of Incorporation eliminate the right of shareholders to act by written consent without a meeting. Further, the Bylaws and Certificate of Incorporation provide that special meetings of shareholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer, or the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors.

Choice of Forum. Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Certificate of Incorporation or our Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Rights Agreement

On September 25, 2022, with the authorization of the board of directors, the Special Committee (the "Special Committee") of the board of directors approved the adoption of a limited-duration stockholder rights agreement with an expiration date of September 25, 2023 (the "Rights Agreement"). The Rights Agreement is intended to protect against any coercive or abusive takeover tactics, and to help ensure that our stockholders are not deprived of the opportunity to realize the full and fair value of their investment. The Rights Agreement applies equally to all current and future shareholders and does not deter any offer or preclude the Special Committee from considering an offer that is fair and otherwise in the best interests of our shareholders.

Upon adopting the Rights Agreement, 300,000 shares of our authorized shares of preferred stock, par value $0.0001 per share, were designated as Series A Junior Participating Preferred Stock (the "Preferred Shares"). In accordance with the Rights Agreement, on September 25, 2022, the Special Committee authorized and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of our Class A common stock and Class B common stock to stockholders of record at the close of business on October 6, 2022. Upon the occurrence of certain triggering events, each Right entitles the holder to purchase from us one one-thousandth of a share of the newly designated Preferred Shares at an exercise price of $20.00, subject to certain adjustments**.** The Rights will be exercisable only if a person or group acquires beneficial ownership (including certain synthetic equity positions created by derivative securities) of 20% or more of our outstanding shares of common stock. Any person or group that beneficially owned more than the triggering percentage when the board of directors adopted the Rights Agreement may continue to own its shares of common stock but may not acquire any additional shares without triggering the Rights Agreement.

Exhibit 21.1

Subsidiaries of Purple Innovation, Inc.

Subsidiary Name	Jurisdiction of Formation
Purple Innovation, LLC	Delaware
Intellibed, LLC	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Purple Innovation, Inc.
Lehi, Utah

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-223030, 333-230522, 333-230521, and 333-269005) and Form S--8 (Nos. 333-224220, 333-265449, and 333-268323) of Purple Innovation, Inc. of our reports dated March 22, 2023, relating to the consolidated financial statements, and the effectiveness of Purple Innovation, Inc.'s internal control over financial reporting, which appear in this Annual Report on Form 10-K.

/s/ BDO USA, LLP

Salt Lake City, Utah
March 22, 2023

Exhibit 31.1

CERTIFICATIONS

I, Robert T. DeMartini, certify that:

1. I have reviewed this Annual Report on Form 10-K of Purple Innovation, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15 (f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 22, 2023

/s/ Robert T. DeMartini

Robert T. DeMartini, Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Bennett L. Nussbaum, certify that:

1. I have reviewed this Annual Report on Form 10-K of Purple Innovation, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15 (f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 22, 2023

/s/ Bennett L. Nussbaum

Bennett L. Nussbaum, Interim Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION

In connection with the Annual Report on Form 10-K of Purple Innovation, Inc. (the "Corporation") for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Robert T. DeMartini, Chief Executive Officer of the Corporation, hereby certifies, pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated: March 22, 2023   /s/ Robert T. DeMartini
                                                             Robert T. DeMartini, Chief Executive Officer
                                                             (Principal Executive Officer)

Exhibit 32.2

CERTIFICATION

      In connection with the Annual Report on Form 10-K of Purple Innovation, Inc. (the "Corporation") for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Bennett L. Nussbaum, Interim Chief Financial Officer of the Corporation, hereby certifies, pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated: March 22, 2023

/s/ Bennett L. Nussbaum
Bennett L. Nussbaum, Interim Chief Financial Officer
(Principal Financial Officer)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K
(Amendment No. 1)

(Mark One)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number: 001-37523



PURPLE INNOVATION, INC.
(Exact name of registrant as specified in its charter)

Delaware	**47-4078206**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
4100 NORTH CHAPEL RIDGE ROAD SUITE 200 LEHI, UTAH	**84043**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: **(801) 756-2600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	PRPL	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404 (b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock outstanding, other than shares held by persons who may be deemed affiliates of the registrant, computed by reference to the closing sales price for the common stock as of June 30, 2022, as reported on the NASDAQ Capital Market, was $127.9 million.

As of April 26, 2023, there were 105,045,014 shares of Class A common stock, par value $0.0001 per share, and 448,279 shares of Class B common stock of the registrant issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Item 10 of Part III of this Form 10-K/A incorporates by reference certain information with respect to executive officers of the Company as set forth under the heading "Information About Our Executive Officers" in Part I, Item 1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed on March 22, 2023.

Auditor Name:	Auditor Location:	Auditor Firm ID:
BDO USA, LLP	**Salt Lake City, Utah**	**243**

EXPLANATORY NOTE

Purple Innovation, Inc. (the "Company," "Purple," "our," "us" or "we") is filing this Amendment No. 1 on Form 10-K/A (this "Amendment No. 1") to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the "Form 10-K"), which was filed with the U.S. Securities and Exchange Commission (the "SEC") on March 22, 2023, to provide the information required by Part III of Form 10-K. This information was previously omitted from the Form 10-K in reliance on General Instruction G(3) to Form 10-K, which permits the information in Part III to be incorporated in the Form 10-K by reference from our definitive proxy statement if such statement is filed no later than 120 days after end of our fiscal year. We are filing this Amendment No. 1 to include Part III information in our Form 10-K. This Amendment No. 1 amends and restates in their entirety Items 10, 11, 12, 13 and 14 of Part III of the Form 10-K.

In addition, as required by Section 302 of the Sarbanes-Oxley Act of 2002 and Rule 12b-15 of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, updated certifications of the Company's principal executive officer and principal financial officer are included as Exhibits 31.3 and 31.4 hereto. Because no financial statements have been included in this Amendment No. 1 and this Amendment No. 1 does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4, and 5 of the certifications have been omitted. We are not including the certifications under Section 906 of the Sarbanes-Oxley Act of 2002 as no financial statements are being filed with this Amendment No. 1.

No other changes have been made to the Form 10-K other than those described above. This Amendment No. 1 does not reflect subsequent events occurring after the original filing date of the Form 10-K or modify or update in any way the financial statements, consents or any other items disclosures made in the Form 10-K in any way other than as required to reflect the amendments discussed above. Accordingly, this Amendment No. 1 should be read in conjunction with the Form 10-K and the Company's other filings with the SEC subsequent to the filing of the Form 10-K.

TABLE OF CONTENTS

		PAGE
PART III		1
Item 10.	**Directors, Executive Officers and Corporate Governance**	1
Item 11.	**Executive Compensation**	12
Item 12.	**Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**	34
Item 13.	**Certain Relationships and Related Transactions, and Director Independence**	37
Item 14.	**Principal Accountant Fees and Services**	38
PART IV		39
Item 15.	**Exhibits and Financial Statement Schedules**	39
Item 16.	**Form 10-K Summary**	43

Unless the context otherwise requires, references to (i) "Purple," "the Company," "our company," "we," "our" and "us," or like terms, refer to Purple Innovation, Inc. and its subsidiaries, currently Purple Innovation, LLC, (ii) "Purple Inc." refers to Purple Innovation, Inc. without its subsidiary and (iii) "Purple LLC" refers to Purple Innovation, LLC, an entity of which Purple Inc. acts as the sole managing member and of whose common units we own approximately 99.6% as of March 20, 2023. "Global Partner Acquisition Corp." and "GPAC" refer to the Company prior to the closing of the Business Combination, and "Purple before the Business Combination" refers to Purple LLC's business before it became a wholly owned subsidiary of the Company upon Closing the Business Combination (as defined herein). "Board" refers to the board of directors of Purple Inc.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors

Set forth below are the name, age as of the date hereof, business experience and other qualifications of each of our eight current directors and one director nominee, listed in alphabetical order.

Name	Age	Title
S. Hoby Darling[1]	47	Director
Robert T. DeMartini	61	Director, Chief Executive Officer
Gary T. DiCamillo	72	Director
Adam L. Gray	57	Director
Claudia Hollingsworth	63	Director
R. Carter Pate[1]	68	Director
Erika Serow[1]	49	Director
Dawn M. Zier[2]	58	Director

(1) Mr. Darling, Mr. Pate, and Ms. Serow were appointed to the Board pursuant to the terms of the Cooperation Agreement (as defined below). Additional information regarding the Cooperation Agreement is described below under the caption "Board of Directors" of this Form 10-K.
(2) On February 9, 2023, Ms. Zier notified the Company that she will not stand for re-election at the 2023 Annual Meeting (as defined below).

Board Skills and Experience Matrix

	Darling	DeMartini	DiCamillo	Gray	Hollingsworth	Pate	Serow	Zier
EXPERIENCE & FUNCTIONAL EXPERTISE								
Public Company Executive Leadership	X	X	X		X	X	X	X
Public Company Board	X	X	X	X	X	X	X	X
Operations	X	X	X	X	X	X	X	X
Consumer Marketing/Brand	X	X	X	X	X	X	X	X
Digital/Ecomm	X	X	X		X		X	X
Sales & Retail Management		X	X	X	X	X	X	X
Manufacturing, Supply Chain & Logistics		X	X	X	X	X		
Product Development	X	X	X	X	X	X	X	X
Technology and Engineering	X		X			X		
Finance, Accounting, P&L Management	X	X	X	X	X	X	X	X
International/Global	X	X	X	X	X	X	X	X
M&A/Integration	X	X	X	X	X	X	X	X
Human Capital/Culture Management	X	X	X		X	X	X	X
Diversity, Equity and Inclusion		X			X	X		X
Risk and Crisis Management	X	X	X	X	X	X	X	X
Cyber Security Risks					X	X		
Sustainability/ESG								X

S. Hoby Darling was appointed to our Board on April 27, 2023. Mr. Darling has most recently held several executive roles at Logitech International (NASDAQ: LOGI) since 2017, including being a member of the Logitech Global Leadership Team, Head of Logitech's Sports & Human Performance Division, and Co-Founder and Managing Partner of Logitech subsidiary Liminal Collective. He served as Chief Executive Officer and as a director of Skullcandy, Inc. (NASDAQ: SKUL), a leading consumer audio and technology company, from 2013 until the sale of Skullcandy, Inc. in 2016. Prior to 2013, Mr. Darling held several roles at Nike, Inc. (NYSE: NKE), including as Global General Manager of Nike+ Digital Sport and as Head of Strategy and Planning for Nike Affiliates. Prior to Nike, he served as Senior Vice President, Strategic Development and General Counsel, at Volcom, Inc. (NASDAQ: VLCM), a leading manufacturer and marketer of consumer lifestyle products, from prior to its initial public offering and through its sale and integration with Kering Group. Mr. Darling began his career as a corporate attorney at the global law firm of Latham & Watkins LLP. Mr. Darling has served on the board of directors of Youth Enrichment Brands since 2020 and served on the board of directors of Pedego Electric Bikes since 2022. Mr. Darling received a joint MBA degree from the University of California at Berkeley Haas School of Business and Columbia University, a Juris Doctorate from Northwestern University and a Bachelor of Arts degree from Western Washington University. He is well-qualified to serve on our Board due to his extensive operational and management background.

Robert T. DeMartini served as a director of the Company and as our Acting Chief Executive Officer from December 13, 2021 to February 28, 2022, and has served as our permanent Chief Executive Officer and director since March 1, 2022. Prior to joining the Company, he served as president and chief executive officer of USA Cycling, Inc., the official U.S. Olympic & Paralympic Committee governing body for all disciplines of competitive cycling in the United States, from 2019 until 2021. He previously served as president and chief executive officer New Balance Athletic Shoes (U.K.) Ltd., from 2018 to 2019 and as president and chief executive officer New Balance Athletics, Inc. from 2007 to 2018, each a business unit of New Balance, Inc. a leading manufacturer and retailer of athletic footwear, apparel and accessories. From 1982 through 2007 Mr. DeMartini held various leadership positions with Procter & Gamble, The Gillette Company, and Tyson Foods, Inc. He also currently serves on the boards of Welch's Foods and Q30 Innovations/Q30 Sports Canada, both private companies, and formerly served on the boards of American Functional Fabrics of America, The American Apparel & Footwear Association, and Aloha. Mr. DeMartini received a Bachelor of Science degree in Finance from San Diego State University. He is well-qualified to serve on our Board due to his extensive operational and management background.

Gary T. DiCamillo served as one of GPAC's directors since GPAC's initial public offering and has continued to serve as a director of the Company following the Business Combination. From June 2017 until January 2020, he served as President and Chief Executive Officer of Universal Trailer Corporation, a manufacturer of leading livestock and utility trailer brands. Since January 2010, Mr. DiCamillo has been the managing partner of Eaglepoint Advisors, LLC, a privately held advisor to boards and chief executive officers in matters of strategy, organization and the management of business transition issues. Prior to that he was the former president and chief executive officer of Advantage Resourcing (formerly known as RADIA International), a group of privately held technical, professional, and commercial staffing companies based in Dedham, Massachusetts, from 2002 until August 2009. Previously, he was chairman and chief executive officer at the Polaroid Corporation from 1996 to 2002. He also has served as president of Worldwide Power Tools and Accessories at Black & Decker Corporation from 1986 to 1996 and before that as vice president/general manager for Culligan U.S.A., a division of Beatrice Corporation. He began his career in brand management at Procter & Gamble Co., followed by several years as a manager at McKinsey & Company. Mr. DiCamillo was elected as a director of Whirlpool Corporation (NYSE:WHR) in 1997 and served until 2023 during which time he also served as chairman of its audit committee from April 2013 to April 2017. He also served as a board member of The Sheridan Group, Inc., a digital and analog printing company, from May 1989 until February 2017; a board member of Pella Corp., a window and door manufacturer, from 1993 until 2007, then again from 2010 until 2018, where he had chaired the compensation committee from May 2015 to February 2018; a board member of Berkshire Manufactured Products Corp., a manufacturer of aircraft engine parts, from February 2011 to September 2015, where he chaired the audit committee from May 2012 to September 2015; a board member of Universal Trailer Corp., a manufacturer of horse, livestock and cargo trailers for farm, recreational, and commercial markets, from March 2011 to January 2020 and a board member of EmployBridge Holding Company, a commercial and specialty contract staffing company, from May 2014 to August 2016, where he has chaired the compensation committee. He serves on the boards of trustees at Rensselaer Polytechnic Institute, the Museum of Science in Boston and Spoleto Festival USA and previously served as a board member of the Massachusetts Business Roundtable. Mr. DiCamillo is a graduate of Harvard Business School where he earned an MBA. He also holds a Bachelor of Science degree in Chemical Engineering from Rensselaer Polytechnic Institute. He is well-qualified to serve on our Board due to his extensive operational, financial and management background.

Adam L. Gray was appointed to our Board immediately following the closing of the Business Combination. Mr. Gray is a managing partner and co-founder of Coliseum Capital Management, LLC (together with its affiliates and its associates, "Coliseum"), a private firm that makes long-term investments in both public and private companies. Mr. Gray has served on the board of directors of NFI Group, Inc. since March 2012, and the board of directors of Blue Bird Corporation since December 2021. Mr. Gray previously served on the board of directors of the Pas Group Limited from February 2016 until January 2020 (including as its non-executive Chairman since August 2017), Redflex Holdings Limited from December 2013 until June 2021 (including as its non-executive Chairman since February 2014), Blue Bird Corporation from February 2015 until September 2017, DEI Holdings, Inc. from February 2009 until June 2011, and Benihana Inc. from September 2010 until August 2012. Prior to co-founding Coliseum, Mr. Gray served as Executive Vice President, Strategic Projects and Capital Management at Burger King Corp, held several executive positions with the Metromedia Restaurant Group, and worked at Kluge & Co. and Morgan Stanley. Mr. Gray holds both a BSE in Finance from the Wharton School of Business and a Bachelor of Science degree in Mechanical Engineering from the School of Engineering & Applied Science at the University of Pennsylvania. He is well-qualified to serve on our Board due to his extensive operational, financial and management background.

Claudia Hollingsworth was appointed to our Board immediately following the closing of the Business Combination. Ms. Hollingsworth has thirty years of experience in consumer products, having managed manufacturers, wholesalers and multi-channel retail businesses. Since November 2016, she has served as Chief Executive Officer of i2CEO, a c-level consulting company. From July 2012 to October 2016, she served as Chief Executive Officer of Gump's San Francisco, a luxury home furnishing, apparel and jewelry, multi-channel retailer. Gump's San Francisco later filed a petition under Chapter 11 of the U.S. Bankruptcy Code in August 2018. From May 2011 to June 2012, Ms. Hollingsworth served as Chief Executive Officer of i2CEO. Prior to that, she served as president of H.D. Buttercup from July 2007 to May 2011, CEO and president of GBH, Inc. from March 2004 to July 2007, and president and director of Michael Anthony Jewelers from February 2002 to February 2004. Earlier in her career she held various executive management positions with M.Z. Berger and OroAmerica. Ms. Hollingsworth currently serves on the board of directors of Destinations by Design, a premier destination management company, and on the board of directors of Global Partner Acquisition Corp II (NASDAQ: GPAC), serving on two of its board committees. She is a member of the National Association of Corporate Directors and is recognized as a Board Leadership Fellow. She has earned a certification for Cybersecurity Oversight for Directors from the Software Engineering Institute at Carnegie Mellon University. She is well-qualified to serve on our Board due to her extensive operational, financial and management background.

R. Carter Pate was appointed to our Board on April 27, 2023. Mr. Pate has served as a director of OptionCare Health, Inc. (NASDAQ: OPCH), the nation's largest independent provider of home and alternate site infusion services, since 2015, and served as Chair of the board of directors of BioScrip, Inc. (NASDAQ: BIOS), which merged with OptionCare Health, Inc. in 2019. Since 2021, he has served as Chair of the board of directors of Riverbed Technology. Mr. Pate previously served as Chair of the board of directors of Red Lion Hotels (NASDAQ: RLH) from 2019 to 2020, and as a member of the board of directors of Advanced Emissions Solutions, Inc. (NASDAQ: ADES), a leader in environmental solutions for power generation, industrial and municipal water purification markets, from 2016 to 2021. Mr. Pate served as Chief Executive Officer of ModivCare Inc. (NASDAQ: MODV) from 2017 to 2020. Prior to that, he served as Chief Executive Officer of MV Global Transportation from 2011 to 2014 and was the Global Managing Partner of Health Care for PricewaterhouseCoopers, among other roles during his career. Mr. Pate was recently named a National Association of Corporate Directors Board Leadership Fellow. Mr. Pate holds a Masters in Accounting and Information Management from the University of Texas at Dallas and a Bachelor of Science degree in Accounting from Greensboro College. He is well-qualified to serve on our Board due to his extensive operational, financial and management background.

Erika Serow was appointed to our Board on April 27, 2023. Ms. Serow has served as Chief Marketing Officer of Bain & Company ("Bain") since 2019, responsible for Bain's global marketing and communication teams, and a member of Bain's Global Operating Council (Executive Leadership Team), where she serves on the Investment and Risk committees. From 2016 to 2017, Ms. Serow was the Global President and US Chief Executive Officer for Sweaty Betty, a premium athletic apparel company. Ms. Serow began her career at and spent 20 years as a consultant at Bain, where she ultimately led the firm's Retail practice in the Americas. She has served as a director of Lazydays Holdings, Inc. (NASDAQ: LAZY), a recreational vehicle dealership company, since 2018. Ms. Serow earned an MBA at Stanford University and a Bachelor of Arts degree from Duke University. She is well-qualified to serve on our Board due to her expensive operational, marketing and management background.

Dawn M. Zier was appointed to our Board in November 2020 based on the recommendation of a third-party search firm. Ms. Zier has served as the principal of Aurora Business Consulting, LLC, since February 2020, advising public and private companies on business transformation, digital/marketing acceleration, and high-performance teams. Ms. Zier was formerly the President and CEO and a director of Nutrisystem, an innovative provider of weight loss programs and digital tools, from November 2012 until its March 2019 acquisition by Tivity Health, Inc. Ms. Zier then joined Tivity Health, a leading provider of nutrition, fitness, and social engagement solutions, serving as President and Chief Operating Officer and a member of its Board of Directors, to help with the integration efforts through December 2019. Prior to that she served in a variety of executive positions at Reader's Digest Association, a global media and data marketing company, including President of International from 2011 to 2012, President of Europe from 2009 to 2011, and President of Global Consumer Marketing from 2008 to 2009. Ms. Zier also chairs the board of The Hain Celestial Group, Inc., chairs the Nominating and Corporate Governance Committee of Spirit Airlines, and chairs the Compensation and Talent Committee of Prestige Consumer Healthcare. Over the years, she has served on boards for multiple marketing and media entities, including the Data and Marketing Association's (DMA) board from 2008 to 2015, where she was a voting director and on the executive committee. Ms. Zier earned her MBA and Master of Engineering from the Massachusetts Institute of Technology. She is well-qualified to serve on our Board due to her extensive operational, marketing and management expertise.

D. Scott Peterson will be nominated for election as a director at the 2023 Annual Meeting pursuant to the Cooperation Agreement, described below. He is well-qualified to serve on our Board due to his extensive operational, financial and management background and experience managing Purple LLC's newly acquired subsidiary, Intellibed, LLC.

Board of Directors

Our Board consists of eight directors who have been elected or appointed to serve until the next annual meeting of stockholders and until their respective successors are duly elected and qualified. At each annual meeting of stockholders, directors will be elected to serve from the time of election and qualification until the next annual meeting following election. Except as otherwise provided by law and subject to the rights of any class or series of preferred stock, vacancies on our Board (including a vacancy created by an increase in the size of the Board) may be filled only by the affirmative vote of a majority of the remaining directors. A director elected by the Board to fill a vacancy serves until the next annual meeting of stockholders and until such director's successor is elected and qualified. Pursuant to that certain subscription agreement dated February 1, 2018, between the Company, Coliseum Capital Partners, L.P. ("CCP") and Blackwell Partners LLC – Series A ("Blackwell"), entities managed by Coliseum, so long as a certain share ownership level is met, the Company agreed that at each annual election of directors of the Company it would nominate a designee of Coliseum to be included in the slate of members of the Board proposed to the stockholders of the Company. Adam Gray is the current nominee designated by Coliseum.

Our Board is led by its Chair, Adam Gray, who was appointed as the chair on April 27, 2023 pursuant to the terms of the Cooperation Agreement, dated April 19, 2023, between Coliseum, the Company, and solely for purposes of mutual releases and dismissing litigation under the terms of the Cooperation Agreement, Pano Anthos, Gary DiCamillo, Claudia Hollingsworth, Paul Zepf, Dawn Zier, Coliseum Capital Partners, L.P., Coliseum Capital, LLC, and Coliseum Capital Co-Invest III, L.P. (the "Cooperation Agreement"). Currently, our Board believes that it is in the best interest of the Company and its stockholders to have a person other than our Chief Executive Officer serve as Chair. Our Board believes that separating these roles at this time provides the appropriate balance between strategy development, flow of information between management and the Board, and oversight of management. We believe this structure currently provides guidance for our Board, while also positioning our Chief Executive Officer as the leader of the Company in the eyes of our customers, employees, and other stakeholders. The Board has the discretion to modify this approach as circumstances change.

Pursuant to the Cooperation Agreement, the Company increased the size of the Board from seven to eight directors; accepted the resignations of Pano Anthos and Paul Zepf as directors; appointed Adam Gray as Chair of the Board; appointed S. Hoby Darling, R. Carter Pate, and Erika Serow (the "New Directors") as directors; and appointed Gary DiCamillo as chair of the Nomination & Governance Committee. Gary DiCamillo will continue to serve as Lead Independent Director. As a result, the current directors consist of S. Hoby Darling, Robert DeMartini, Gary DiCamillo, Adam Gray, Claudia Hollingsworth, R. Carter Pate, Erika Serow, and Dawn Zier. Except for Dawn Zier, the Company agreed to nominate the New Directors and the incumbent directors for election at the 2023 annual meeting of stockholders (the "2023 Annual Meeting") and to nominate D. Scott Peterson for election as a director at the 2023 Annual Meeting to fill the seat of Dawn Zier, who previously notified the Company that she will not stand for re-election at the 2023 Annual Meeting

Furthermore, pursuant to the Cooperation Agreement, at the 2023 Annual Meeting and the 2024 annual meeting of stockholders (the "2024 Annual Meeting"), Coliseum will cause all of the common stock that Coliseum or any of its affiliates has the direct or indirect right to vote as of the applicable record date, to be present in person or by proxy for quorum purposes and to be voted (i) in favor of each of the candidates for election on the Company's slate of nominees for election to the Board, (ii) against any stockholder nominations for any other directors, and (iii) against any proposals or resolutions to remove any member of the Board other than for cause. Coliseum has agreed to be bound by customary standstill restrictions, including, among others, agreements not to acquire additional shares of the Company's securities that would cause Coliseum's ownership of Voting Securities to exceed 44.4% of the total outstanding common stock (other than acquisitions directly from the Company), engage in proxy solicitations and related matters, form or join any "group" with respect to shares of the Company, encourage others to pursue a "contested solicitation," or make any public proposals, subject to certain exceptions. Further, Coliseum has agreed to condition any proposal from it or any of its affiliates to acquire the Company or all or substantially all of the outstanding stock of the Company held by stockholders unaffiliated with Coliseum on (i) such transaction being negotiated by, and subject to the approval of, a special committee of directors of the Board who are independent with respect to Coliseum and disinterested under Delaware law and (ii) a nonwaivable condition that such transaction be approved by the affirmative vote of the holders of a majority of the Company's outstanding common stock not beneficially owned by Coliseum or its affiliates or other parties with a material conflict of interest in such transaction. Also pursuant to the Cooperation Agreement the Company will reimburse Coliseum for all out-of-pocket fees, costs, and expenses incurred in connection with the previously disclosed Action, provided that such amount shall not exceed $4 million in the aggregate.

Director Independence

Currently, we have eight (8) directors serving on our Board. Our Class A Stock is listed on the Nasdaq Global Market. Using the definition of independence set forth in the rules of NASDAQ and the SEC, our Board has determined that Mr. Darling, Mr. DiCamillo, Mr. Gray, Ms. Hollingworth, Mr. Pate, Ms. Serow, and Ms. Zier are "independent directors." Our independent directors hold regularly scheduled meetings at which only independent directors are present. Mr. DiCamillo continues to serve as the Lead Independent Director. The Board also has determined that, if elected at the Annual Meeting, Mr. Peterson will not be an "independent director" because he is a consultant to the Company related to the Company's preparation of its and Intellibed, LLC's financial statements and he has received compensation for that service from the Company in excess of $120,000 within the preceding twelve months.

Committees of the Board of Directors

The standing committees of our Board consist of an Audit Committee, a Human Capital & Compensation Committee and Nomination & Governance Committee. Each committee reports to the Board as each deems appropriate and as the Board may request. The Board recently reconstituted committee membership given the recent resignation of two directors, the addition of three new directors, and the decision of one director not stand for re-election at the 2023 Annual Meeting. The composition, duties and responsibilities of each committee are as set forth below. A copy of each committee's charter is available on our website at *http://www.purple.com*. The information on our website is not part of this Form 10-K/A .

Audit Committee

Through 2022, the members of our Audit Committee included Mr. DiCamillo, Ms. Hollingsworth and Mr. Anthos. Mr. DiCamillo serves as the Chair of the Audit Committee. Mr. Anthos recently resigned as a director and Mr. Pate recently was appointed to serve on the Audit Committee. After the 2023 General Meeting, Mr. Pate will Chair this committee, Ms. Hollingsworth no longer will serve on this committee, and Mr. Darling will become a member of this committee. The Audit Committee held eight meetings in 2022. Our Board has determined that these directors are independent directors according to the rules and regulations of the SEC and NASDAQ listing requirements with respect to audit committee membership. Our Board has also determined that each of Mr. DiCamillo and Mr. Pate is an "audit committee financial expert," as such term is defined in Item 407(d) of Regulation S-K. The charter of our Audit Committee details the principal functions of the Audit Committee which includes, among other items, the following:

- Perform the Board's oversight responsibilities as they relate to the Company's accounting policies and internal controls, financial reporting practices and legal and regulatory compliance.

- Review and discuss the quarterly financial statements and the Company's disclosures provided in periodic quarterly reports including "Management's Discussion and Analysis of Financial Condition and Results of Operations" with management, the senior internal auditing executive and the independent auditor.

- Oversee the external audit coverage. The Company's independent auditors are ultimately accountable to the Audit Committee, which has the direct authority and responsibility to appoint, retain, compensate, terminate, select, evaluate and, where appropriate, replace the independent auditors.

- Oversee internal audit coverage.

- Resolve any differences in financial reporting between management and the independent auditors.

- Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or alleged breaches of the Company's code of conduct and other policies, and (iii) the submission by employees of concerns regarding any improper conduct of senior management and overseeing investigations and enforcement actions.

- Discuss policies and guidelines to govern the process by which risk assessment and enterprise risk management is undertaken.

- Review annually the Company's cybersecurity risk management program and its design and operating effectiveness with appropriate professionals.

- Oversee the Company's compliance with material laws and regulations, and the development of appropriate policies and initiatives related to, data retention and destruction, security of confidential data, and privacy of personal information, and preparedness for preventing data breaches and protecting the privacy of employees and customers, and responses to incidents involving unintended disclosures of data or private information.

- Review quarterly with management actions taken and to be taken for the safety and protection of employees and customers related to workplace conditions and practices and the safety of the Company's products and oversee responses to incidents related to claims of significant personal injuries or death.

- Review annually with management the level of insurance protection in effect.

- Meet periodically and at least four times per year with management to review and assess the Company's major financial and other enterprise risk exposures and the manner in which such risks are being monitored and controlled.

- Meet periodically (not less than annually) in separate executive session with each of the chief financial officer, the senior internal auditing executive, and the independent auditors.

- Review and approve all "related party transactions" requiring disclosure under SEC Regulation S-K, Item 404, in accordance with the policy set forth in Section 6 below.

- Review periodically with the Company's general counsel and outside legal counsel (i) legal and regulatory matters which may have a material effect on the financial statements, and (ii) corporate compliance policies or codes of conduct.

- As it determines necessary to carry out its duties, engage and obtain advice and assistance from outside legal, accounting or other advisers.

- Prepare the report of the Audit Committee required by the rules of the SEC to be included in the Company's annual report on Form 10-K or proxy statement for each annual meeting.

- Review and reassess annually the adequacy of this Charter and recommend any proposed changes to the Nomination & Governance Committee for approval by the Board.

- Inquire and discuss with management the Company's compliance with applicable laws and regulations.

- Determine the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

- On a quarterly basis, review and approve all payments, other than compensation, made to the Company's existing executive officers or directors and their respective affiliates.

- Discharge any other duties, responsibilities or activities delegated to the Audit Committee by the Board from time to time.

- Take such other actions as its members from time to time deem necessary or appropriate.

Human Capital & Compensation Committee

Through 2022, the members of our Human Capital & Compensation Committee included Ms. Hollingsworth, Mr. Gray and Ms. Zier. Ms. Hollingsworth serves as the Chair of the Human Capital & Compensation Committee. The current members of our Human Capital & Compensation Committee include Mr. Darling, Ms. Hollingsworth, Mr. Pate and Ms. Zier. After the 2023 Annual Meeting, Ms. Zier, who decided not to stand for re-election, will no longer be a member and Ms. Serow will serve as a member of this committee. The Human Capital & Compensation Committee held four meetings in 2022. Our Board has determined that Mr. Darling, Ms. Hollingsworth, Mr. Gray, Mr. Pate, Ms. Serow and Ms. Zier are independent directors under the rules and regulations of the SEC and NASDAQ listing requirements. The charter of our Human Capital & Compensation Committee details the principal functions of the Human Capital & Compensation Committee which includes, among other items, the following:

- Review and recommend to the Board (and stockholders if necessary or appropriate) for approval the establishment of or material change in any incentive, pension or profit-sharing, or equity compensation plan; and review and approve other modifications to such plans; and review the equitable design of employee compensation programs.

- Provide oversight of the Company's human capital and employment policies and practices and help identify areas of improvement and 'best practices.'

- Review and advise management on the Company's processes and practices related to workforce diversity, equity, and inclusion programs, including recruitment, retention, development, internal communications programs, and the administration of executive compensation programs, with a focus on the Company's commitment to diversity, equity, and inclusion.

- Annually review and recommend to the Board for approval corporate goals and objectives relevant to the salaries and short- and long-term compensation and incentives of the CEO and the Company's other executive officers.

- Administer and make awards under the Company's equity compensation plans (except awards with respect to the CEO and the executive officers, whose awards are recommended to the Board for approval).

- Evaluate annually the performance of the CEO and review the performance of the other executive officers in light of the Company's goals and objectives and recommend to the Board the salaries and short- and long-term incentives, including awards under equity, incentive and compensation plans, for these employees.

- Review and recommend to the Board for approval any employment offer, employment agreement, severance agreement, retention agreement and change in control agreement, and any other special or supplemental benefits with respect to the CEO and the executive officers.

- Establish, review, and monitor compliance with policies and procedures related to executive perquisites and be informed in a timely manner of significant officer stock transactions and review and approve all executive perquisite plans or programs and all material modifications thereto.

- Review and monitor executive talent, and develop and recommend to the Board for approval, and oversee executive officer (other than the CEO) interim and long-term succession plans and related career development plans.

- Prepare the compensation committee report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement or annual report.

- Review the adequacy of annual proxy statement and report disclosures related to director and officer compensation.

- Oversee, in conjunction with the Board, engagement with stockholders and proxy advisory firms on executive compensation matters, including advisory votes on executive compensation and the frequency of such votes.

- As it determines necessary to carry out its duties, engage and obtain advice and assistance from outside consultants, legal or other advisers.

- Review and reassess annually the adequacy of this Charter and recommend any proposed changes to the Nomination & Governance Committee.

- Take such other actions as its members from time to time deem necessary or appropriate

Human Capital & Compensation Committee Interlocks and Insider Participation

As referenced above, each of Ms. Hollingsworth, Mr. Gray and Ms. Zier served on the Human Capital & Compensation Committee during 2022. No committee member of the Human Capital & Compensation Committee was, at any time during 2022 or at any other time, an officer or employee of the Company, and no member of this committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K under the Exchange Act. No executive officer of the Company has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Board during 2022.

Nomination & Governance Committee

Through 2022, the members of our Nomination & Governance Committee included Mr. Anthos, Mr. DiCamillo, Mr. Gray and Ms. Zier. In 2022, Mr. Gray served as the Chair of the Nomination & Governance Committee, and currently Mr. DiCamillo now serves as the Chair of the Nomination & Governance Committee. The current members of our Nomination & Governance Committee include Mr. DiCamillo, Ms. Zier, and Ms. Serow. After the 2023 Annual Meeting, Ms. Zier, who decided not to stand for re-election, will no longer be a member and Ms. Hollingsworth will serve as a member of this committee. The Nomination & Governance Committee held five meetings in 2022. Our Board has determined that Mr. Anthos, Mr. DiCamillo, Mr. Gray, Ms. Hollingsworth, Ms. Serow and Ms. Zier are independent directors under the rules and regulations of the SEC and NASDAQ listing requirements. The charter of our Nomination & Governance Committee details the principal functions of the Nomination & Governance Committee which includes, among other items, the following:

- Determine the qualifications, qualities, skills, and other expertise required to be a director and to develop, and recommend to the Board for its approval, criteria to be considered in selecting nominees for director.

- Identify and screen individuals qualified to become members of the Board, consistent with the criteria approved by the Board. The Nomination & Governance Committee shall consider any director candidates recommended by the Company's stockholders pursuant to the procedures set forth in the Company's Corporate Governance Guidelines or as described in the Company's proxy statement.

- Make recommendations to the Board regarding the selection and approval of the nominees for director to be submitted to a stockholder vote at the annual meeting of stockholders.

- Review the size of the Board and make any recommendations to the Board for changing the number of Directors serving on the Board.

- Develop, recommend to the Board for approval, and oversee a policy on Board diversity, equity and inclusion.

- Review the Company's Corporate Governance Guidelines and other documents, all committees' committee charters, policies, codes of conduct, and procedures in the Company's corporate governance framework at least once a year and to recommend any changes to the Board for its approval.

- Oversee the Company's corporate governance practices and procedures, including identifying best practices, and advise the Board regarding major corporate governance issues.

- Oversee the process for an annual evaluation of the Board and its committees, to administer, with the assistance of the Chairperson as defined in the Corporate Governance Guidelines, this annual evaluation, to make reports and recommendations to the Chairperson and Board and to review and assess the adequacy of the self-evaluation process for committees and Directors and make any recommendations for changes to the Board.

- Review the Board's committee structure and composition and to make recommendations to the Board regarding the appointment of Directors to serve as members of each committee and the committee chair annually, including for this Committee, for the Board's approval.

- If a vacancy on the Board and/or any Board committee occurs, identify and make recommendations to the Board regarding the selection and approval of candidates to fill such vacancy either by election by stockholders or appointment by the Board.

- Oversee a Company orientation program for new Directors and a continuing education program for current Directors, periodically review these programs and update them as necessary.

- Review and discuss with management disclosure of the Company's corporate governance practices, including information regarding the operations of the Committee and other Board committees, Director independence and the director nominations process, and to recommend that this disclosure be, included in the Company's proxy statement or annual report on Form 10-K, as applicable.

- Oversee generally the Company's compliance with material laws and regulations and the development of appropriate policies and initiatives relating to social justice, environmental justice, and other environmental, social and governance matters.

- As it determines appropriate, consider corporate governance, social responsibility, environmental and sustainability matters, and make recommendations to the Board regarding, or take action with respect to, such matters.

- Develop, recommend to the Board for approval, and oversee CEO interim and long-term succession plans and related career development plans (collectively the "*Succession Plan*") in accordance with the Corporate Governance Guidelines, and to review the Succession Plan annually, develop and evaluate potential candidates for the CEO position and recommend to the Board any changes to and any candidates for succession under the Succession Plan.

- To review any Director resignation letter tendered in accordance with the Corporate Governance Guidelines and evaluate and recommend to the Board whether such resignation should be accepted.

- To review and approve the requests of directors and executive officers seeking to accept invitations to serve on boards of directors of other public companies and committers thereof.

- To discharge any other duties, responsibilities or activities delegated to the Committee by the Board from time to time.

- To take such other actions as its members from time to time deem necessary or appropriate.

Our Nomination & Governance Committee may employ a variety of methods for identifying and evaluating director nominees. If vacancies are anticipated or arise, our Nomination & Governance Committee considers various potential candidates which may come to our attention through current board members, professional search firms, stockholders, or other persons. These candidates may be evaluated by our Nomination & Governance Committee at any time during the year.

In evaluating a director candidate, our Nomination & Governance Committee will review his or her qualifications including capability, availability to serve, conflicts of interest, general understanding of business, understanding of our business and technology, educational and professional background, personal accomplishment, and other relevant factors. Our Nomination & Governance Committee has not established any specific qualification standards for director, although from time to time the Nomination & Governance Committee may identify certain skills or attributes as being particularly desirable to help meet specific needs that have arisen. We have a formal diversity policy relating to the identification and evaluation of nominees for director. Our Nomination & Governance Committee interviews prospective nominees, in person or by telephone, and involves other directors to interview certain candidates when deemed to be useful in the evaluation process. After completing this evaluation, the Nomination & Governance Committee will determine the nominees to be recommended to the Board for approval.

Stockholders of record may also nominate director candidates for our annual meetings of stockholders by following the procedures set forth in our Bylaws. All candidates are required to meet the criteria as described above, as well as those discussed in our Corporate Governance Guidelines and other governing documents, as applicable, as determined by the Nomination & Governance Committee.

Code of Ethics

We have adopted a Code of Ethics that applies to all our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics is available on our website *http://www.purple.com* under the "Governance" tab on the Investors page. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, principal financial officer and principal accounting officer by posting the required information on our website at the above address. This website and the information on this website are not part of this Form 10-K/A.

Anti-Hedging and Pledging Policy

Our Insider Trading Policy expressly discourages its directors, officers, and other employees from engaging in forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts. Any person wishing to enter into such an arrangement must first pre-clear the proposed transaction with the Board. Any request for pre-clearance of a hedging or similar arrangement must be submitted to the Chief Legal Officer for approval at least 1 week prior to the proposed execution of documents evidencing the proposed transaction and must set forth a justification for the proposed transaction. Our Insider Trading Policy further prohibits its directors, officers and other employees from engaging in or using short sales, trading options, margin accounts and pledges, as defined therein and subject to hedging that may be precleared by the Board.

Risk Oversight

Our Board oversees the Company's business and considers the risks associated with business strategy and decisions. Our Audit Committee also provides risk oversight and reports any material risks to our Board. Our Board understands that its focus on effective risk oversight is critical to setting the Company's tone and culture towards effective risk management. To administer its oversight function, our Board seeks to understand the Company's risk philosophy by having discussions with management to establish a mutual understanding of the Company's overall appetite for risk. Our Board maintains an active dialogue with management about existing risk management processes and how management identifies, assesses, and manages the Company's most significant risk exposures. Our Board expects frequent updates from management about the Company's most significant risks so as to enable it to evaluate whether management is responding appropriately.

Our Board relies on each of its committees to help oversee the risk management responsibilities relating to the functions performed by such committees. Our Audit Committee periodically discusses with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies. Our Human Capital & Compensation Committee helps our Board to identify the Company's exposure to any risks potentially created by our compensation programs and practices. Our Nomination & Governance Committee monitors and assists the Board and management on risks related to governance and sustainability matters. Each of these committees is required to make regular reports of its actions and any recommendations to our Board, including recommendations to assist our Board with its overall risk oversight function.

Board Meetings and Attendance at Annual Meetings

The Board held fourteen meetings during 2022. Each director attended more than 75% of the total number of meetings of the Board and its committees that were held while they were in office. Although we encourage Board members to attend our annual meetings of stockholders, we do not have a formal policy regarding director attendance at annual stockholder meetings. All our directors who were in office at the time of our 2022 annual meeting of stockholders attended that meeting.

Stockholder Communications with Directors

We have not yet adopted a formal process for stockholder communications with the Board. We have tried to ensure that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We believe our responsiveness to stockholder communications to the Board has been good. A stockholder may submit any communication with directors to us at our corporate offices at 4100 N. Chapel Ridge Road, Suite 200, Lehi, Utah 84043, to the attention of Casey K. McGarvey, Chief Legal Officer and Secretary.

We are committed to a policy of diversity and inclusion. The Nomination & Governance Committee is responsible for addressing the issues of diversity and inclusion and considers the qualifications of individual director candidates considering the needs of the Board and the Company, the requirements of The Nasdaq Stock Market listing rules, and other applicable regulations. In performing its responsibilities for identifying, screening, and recommending candidates to the Board, the Nomination & Governance Committee seeks to ensure that candidates with a diversity of ethnicities and genders are included in each pool of candidates from which Board nominees are chosen. Any third-party consultant asked to furnish an initial list of candidates will also be requested to include such candidates. In addressing the overall composition of the Board, characteristics such as diversity (including gender and race), age, international background, and expertise should be considered. The Nomination & Corporate Governance Committee and the Board will periodically review the composition of the Board to ensure that it appropriately reflects the knowledge, experience, skills, diversity, and other characteristics required to fulfill its duties.

Executive Officers

Certain information with respect to executive officers of the Company is set forth under the heading "Information About Our Executive Officers" in Part I, Item 1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and is hereby incorporated in this Part III, Item 10 by reference. There are no arrangements or understandings between an executive officer and any other person pursuant to which such executive officer was or is to be selected as an officer.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires our directors, officers, and persons that own more than 10 percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10 percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

We have identified the following reports required to be filed by insiders under Section 16(a) of the Exchange Act that were not filed in a timely manner in 2022: one late report by Robert DeMartini relating to one transaction, one late report by Jack Roddy relating to one transaction, one late report by Keira Krausz relating to one transaction, and one late report for George Ulrich relating to two transactions. These late filings were the result of administrative issues such as the timely gathering of information.

Changes to Director Nomination Process

Except as otherwise described below, no changes have been made to the process for nominating directors.

On December 12, 2022, the Company amended and restated its bylaws to, among other things, provide additional requirements with respect to notices of stockholder nominations, including requirements to provide a written questionnaire with respect to the background and qualifications of the proposed nominee and requirements relating to compliance with Rule 14a-19. In addition, the amended and restated bylaws also provide that the Board may require any proposed nominee to submit to interviews with the Board or any committee thereof, and that such nominee will make herself or himself available for such interviews within 10 days following the Board's reasonable request.

Item 11. Executive Compensation

Human Capital & Compensation Committee Report

The prior and current Human Capital & Compensation Committee of the Board, consisting entirely of independent directors during 2022, has reviewed and discussed with management the following Compensation Discussion & Analysis. Based upon the Human Capital & Compensation Committee's review and discussions with management, the Human Capital & Compensation Committee has recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this Annual Report on Form 10-K/A.

Claudia Hollingsworth, Chair
S. Hoby Darling
Adam Gray
R. Carter Pate
Dawn Zier

Executive Summary

2022 Performance Summary

Net revenues decreased 20.7% to $575.7 million for the year ended December 31, 2022 compared to $726.2 million for the year ended December 31, 2021 and decreased 11.2% compared to $648.5 million for the year ended December 31, 2020. These decreases were primarily due to post-Covid changing demand for home related products as consumer spending shifted towards services and experiences, the negative effect of inflationary pressures on consumer discretionary spending and our intentional reduction in advertising spend.

Gross profit decreased 28.6% to $210.6 million in 2022 compared to $295.0 million in the prior year due primarily to the decrease in sales volume. The gross profit percentage in 2022 was 36.6% as compared to 40.6% in 2021. Our gross profit percentage was adversely impacted by elevated levels of materials, labor and freight costs, lower demand levels and a shift in revenue to our wholesale channel, which carries a lower average selling price than sales from our DTC channel. In addition, our efficiency and cost reduction initiatives, including greater balancing of production and fulfillment operations between facilities, were initiated in the first half of fiscal 2022 and did not become fully impactful until the second half of the year.

The net loss attributable to us was $89.7 million in 2022 as compared to net income attributable to us of $4.0 million in 2021. The net loss reflected an operating loss of $40.3 million, other income of $163.2 million and income tax expense of $212.9 million.

As the softening of demand for home related products continues, with consumers shifting spending towards services and experiences, and consumer spending habits shift from e-commerce to brick and mortar, we have been investing in showroom expansion where we continue to develop our capabilities. We also are growing our placements with wholesale partners and focusing on improving wholesale door productivity. We ended 2022 with 55 Purple showrooms after adding 27 net new locations during the year and we plan to add additional showrooms in 2023. In addition, at the end of fiscal 2022, our products were being sold through approximately 3,400 wholesale doors, having added approximately 900 net new doors during 2022. Showroom expansion and improving the sales productivity of our wholesale doors remain a primary focus and are critical components of our strategy to respond to shifting demand patterns. After several years of hyper growth and increased investments to support current and future expansion, we are now building the framework for improved operational maturity and accountability after focusing on right-sizing our operations, improving our execution, and refining our strategies that will drive share gains in the premium mattress category and position us for accelerated growth.

On August 31, 2022, we acquired Intellibed, a premium sleep and health wellness company, offering gel-based mattresses scientifically designed for maximum back support, spinal alignment and pressure point relief. We believe the acquisition of Intellibed was a strong strategic addition because of shared technology, geographic proximity of their primary facility, and an immediate impact on our target luxury market expansion. We also expect to capitalize on synergies of the combined companies and benefit from expanding the market presence of premium product offerings. In addition, the acquisition has allowed us to consolidate ownership of our intellectual property and more fully capitalize on growing demand for products with gel technologies. Moreover, the acquisition accelerated our product development program by several years and allowed us to immediately enter the luxury segment of the sleep and wellness industry as these higher price points are a natural extension of our existing product offerings.

Named Executive Officers

We refer to the individuals below as our principal executive officer, principal financial officer, and the three most highly compensated executive officers other than the principal executive officer and principal financial officer (our "NEOs") for the year ended December 31, 2022:

Name	Position Title
Robert T. DeMartini	Chief Executive Officer ("CEO")[1]
Bennett L. Nussbaum	Interim Chief Financial Officer ("Interim CFO")[2]
John J. Roddy IV	Chief People Officer
Eric S. Haynor	Chief Operating Officer[3]
Casey K. McGarvey	Chief Legal Officer
Patrice A. Varni	Chief Marketing Officer[4]

(1) Mr. DeMartini began his employment with the Company on January 3, 2022 as Acting CEO. Effective March 1, 2022, Mr. DeMartini's title changed to Chief Executive Officer to align with his appointment to that position on a permanent basis.

(2) Mr. Nussbaum's consulting contract with the Company expires on December 31, 2023.

(3) Mr. Haynor began serving as the Chief Operating Officer on June 6, 2022.

(4) Ms. Varni left the Company on October 18, 2022.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis reviews the principles underlying our compensation policies and decisions for 2022.

Executive Compensation Principles & Best Practices

What We Do	**What We Do Not Do**
● **Pay For Performance** — We align the interests of our executives and shareholders using financial performance-based annual cash incentive compensation and service and stock price-based three-year long-term cash and equity incentive compensation.	● **Salary Increases** — We do not provide for automatic salary increases.
● **Double-Trigger Change in Control** — A "change in control" by itself is not sufficient to trigger payments, it must also be accompanied by a qualifying termination.	● **No Excise Tax Gross Ups** – We do not provide for excise tax gross-ups in the event of a change-in-control.
● **Annual Risk Assessment** — We conduct an annual risk analysis of our executive compensation program to ensure that our program does not encourage inappropriate risk-taking. We also annually review "burn rate" resulting from equity grants to ensure it is not excessive.	● **Limitations on Short Sales, Pledging and Hedging** — Our insider trading policy prohibits any short sale activities and pledging by our executives and directors, and restricts hedging.
● **Compensation Benchmarking** — We compare our executives' total compensation to a consistent peer group for market comparable data. We evaluate that peer group annually to ensure that it remains appropriate, and we add or remove peers only when clearly warranted.	● **Executive Benefits/Perquisites** — We do not maintain any defined benefit or supplemental retirement plan, nor do we provide other personal benefits to our NEOs that are not available to all employees.
● **Independent Compensation Consultant** — We engage an independent compensation consultant to review and provide recommendations regarding our executive compensation program.	● **Short-Term Incentive Plan** – We do not pay under the STIP when the adjusted EBITDA minimum target threshold is not met.
	● **Long-term Incentive Plan** — Our long-term equity incentive plan prohibits repricing or buyouts of underwater options or stock appreciation rights without shareholder approval.

Compensation Philosophy

Our compensation program is designed to attract, motivate and retain highly talented executives, and to provide competitive compensation opportunities that align management's interests with the short- and long-term interests of our shareholders. Our incentive compensation plans are designed with the objectives of motivating the desired performance and maximizing shareholder value.

In general, relative to an appropriately sized peer group that has been approved by the Human Capital & Compensation Committee, we strive to set base salaries, or fixed compensation, and annual and long-term incentive opportunities, or variable, at-risk compensation, for our top executives around the market medians. We use the data from the compensation peer group solely for informational purposes, however, and do not make significant pay decisions based on market data alone. We design our incentive compensation plans to deliver total compensation above the 50th percentile relative to our peers when justified by the performance and stock price achievement of the Company relative to our peers and general industry and of our executives, on an individual level.

We believe that our compensation philosophy is designed to place a significant portion of each NEO's total direct compensation at risk, make such compensation dependent on our achievement of pre-determined financial and stock performance objectives, and require retention of minimum levels of stock ownership. We believe our compensation program, equity retention guidelines and underlying compensation philosophy motivate management to execute on the strategic and operational plans that will deliver continued profitability and sustained increases in shareholder value over the long-term, ultimately aligning the interests of our executives with those of our shareholders.

The forms and level of compensation for each NEO is determined after considering several factors, including the executive's position and scope of responsibility within Purple, performance results, ability to assume increasing responsibility within the Company, and the competitive compensation data and, at times, other external market-based factors. The Human Capital & Compensation Committee uses all of this information when establishing compensation opportunities in order to arrive at a comprehensive package that both emphasizes performance and is competitive in the marketplace.

The Human Capital & Compensation Committee reviews and considers this philosophy from time to time and may adjust as it determines necessary or appropriate.

Evaluation of Stockholder "Say–on–Pay" Vote Results

We value input from our shareholders on our executive compensation programs. Our Board seeks an annual non-binding advisory vote from shareholders to approve our executive compensation. At our annual shareholders' meeting held in 2022, our shareholders overwhelmingly approved the advisory vote to approve executive compensation with over 99% of the votes cast voted in favor of the advisory vote to approve our executive compensation. Based on our Say-on-Pay advisory vote results, we believe our overall executive compensation program was well received by our stockholders as it is tailored to our business strategies, aligned with our pay for performance philosophy, and designed to create long-term value for stockholders.

Primary Elements of Compensation

Component	Description	Primary Objective
Base Salary	Fixed cash compensation	● Provide competitive fixed compensation considering the job responsibilities, individual performance, experience, expertise and qualifications
Short-Term Incentive Plan ("STIP")	Performance-based cash compensation tied to the achievement of pre-determined, quantitative financial performance goals and if obtained, qualitative personal performance criteria	● Financial metrics focus our NEOs on achieving key short-term business objectives that are critical to our growth and overall success
Long-Term Incentive Program ("LTIP")	Annual equity awards consisting of: ● 35% time-based restricted stock units ("RSUs") that vest annually over a three-year period; and ● 65% performance-based restricted stock units ("PSUs") that vest at the conclusion of a three-year performance period based on absolute stock price growth	● Promote three-year retention thru the use of time-based RSUs ● Motivate sustained, long-term value creation ● Align executive and stockholder interests by encouraging meaningful stockholder value delivery before any awards vest ● Promote retention through long-term stock ownership guidelines

The pay mix at targets are displayed below:



CEO (R. DeMartini) Compensation Mix
23.8%
76.2%
At-Risk
52.4%
23.8%
Base % Total
ST Cash Incentive % Of Total
LT Equity Incentive % Of Total

Average NEO (Haynor, McGarvey, Roddy, Varni) Compensation Mix
30.2%
53.5%
At-Risk
46.5%
23.3%
Base % Total
ST Cash Incentive % Of Total
LT Equity Incentive % Of Total

The average NEO compensation mix includes our NEOs for 2022, and does not include Mr. DeMartini or Mr. Nussbaum, who serve as our CEO and our CFO (subject to a Consultancy Agreement). We believe that our compensation program provides significant alignment between pay and performance by linking a meaningful portion of total compensation to the achievement of pre-determined quantitative performance goals through our short-term incentive plan, as well as rigorous absolute stockholder return goals through our long-term incentive plan. The above graphics illustrate the mix between fixed pay (base salary) and at-risk pay incentives (short-term incentive in the form of cash and long-term incentive in the form of RSUs and PSUs) for our CEO and the average of our other NEOs, in each case based on target levels of compensation.

Compensation Process

The Human Capital & Compensation Committee, with advice and analyses from its independent outside advisor, Lyons, Benenson & Company Inc., ("LB&Co."), considers current compensation levels, benchmarking and other data of peer companies, individual and Company performance, future leadership potential and succession planning, among other factors, in determining appropriate target compensation levels for our NEOs. The Human Capital & Compensation Committee does not use a formula to weight these factors, but instead uses these factors to provide context within which to assess the significance of comparative market data and to differentiate the level of target compensation among our NEOs.

After the end of the performance period to which a particular incentive award relates, the Human Capital & Compensation Committee will review our performance relative to the applicable performance targets and recommend payouts based on that performance. The Human Capital & Compensation Committee generally has the discretion to recommend payouts that are above or below what would be indicated based on actual performance levels for the applicable performance period. For purposes of determining the amount of a payout to recommend, if any, it may also consider infrequent or non-recurring items that are not reflective of ongoing operations, such as the effects of major corporate transactions or other items that the Human Capital & Compensation Committee determines, in its judgment, significantly interferes with the comparability of our actual performance relative to the pre-determined performance targets (including financials).

Consistent with our executive compensation philosophy, the Human Capital & Compensation Committee, in consultation with LB&Co., establishes a benchmark peer group for compensation comparison purposes.

The Human Capital & Compensation Committee reviews, at least annually, the compensation peer group to confirm that it includes companies that are comparable to Purple on the basis of industry focus, scope of operations, size (based on revenues) and the competitive marketplace for talent. In reviewing our peer group, we also consider companies from other tangential, but related, industries that would be appropriately considered to be a part of the marketplace for talent within which we compete. We use this data solely for informational purposes, and we do not make significant pay decisions based on the market data alone.

The 2022 peer group is set forth below:

Blue Apron Holdings, Inc.	MillerKnoll, Inc.
Casper Sleep Inc.	Nautilus, Inc.
GoPro, Inc.	Sleep Number Corporation
Haverty Furniture Companies, Inc.	Overstock.com, Inc.
Hooker Furniture Corporation	Traeger, Inc.
iRobot Corporation	Vivint Smart Home, Inc.
La-Z-Boy Incorporated	Warby Parker Inc.
Malibu Boats, Inc	YETI Holdings, Inc.
Medifast, Inc.	

This peer group, which varies from the 2021 peer group, was established with the intent of being an aspirational peer group, with an emphasis on companies that are focused on technology and innovation, particularly in the consumer discretionary and home furnishings industries, and, to the extent possible, are also digitally native with both online and bricks and mortar retail facilities. The Human Capital & Compensation Committee recognizes that this group continues to include certain companies that are larger than the Company, in some cases significantly so; nevertheless, they view this peer group as appropriate considering the importance it ascribes to providing competitive compensation opportunities that are sufficient to attract and retain the talented executives needed to lead the Company.

Roles & Responsibilities in the Compensation Process

The Company's compensation philosophy drives our decision-making process. Decisions about individual levels of each compensation element involve the participation of multiple parties, following a comprehensive, multi-step process. The key parties and their roles in the process are described below:

__Role of the Human Capital & Compensation Committee__

The Human Capital & Compensation Committee is appointed by our Board to assist it in fulfilling its oversight responsibility by overseeing all significant aspects of our compensation policies and programs, including:

- Reviews and approves the compensation and annual performance objectives and goals of our executive officers.

- Reviews, approves, and administers incentive-based and equity-based compensation plans in which our executive officers participate.

- Evaluates CEO and other NEO performance in light of the Company's goals and objectives and recommends to the Board the salaries and short- and long-term incentives for these employees.

- Evaluates risks created by our compensation policies and practices and considers any reasonably likely effect of such risk.

- Reviews and recommends to our Board new or modified executive compensation programs (if any).

__Role of Management__

During 2022, our CEO, in consultation with the Board, set our strategic direction and worked with the Human Capital & Compensation Committee to identify and set appropriate targets for executive officers (other than himself). He made recommendations to the Human Capital & Compensation Committee regarding the elements of compensation for each of our executive officers reporting to him, and also provided the Human Capital & Compensation Committee with his evaluation of those officers' performance in. He was assisted, as needed, by other members of management, including our Chief Financial Officer, Chief Legal Officer and Chief People Officer for purposes of administering and implementing the compensation program.

__Role of the Consultant__

During 2022, the Human Capital & Compensation Committee engaged LB&Co. as its independent compensation consultant to advise on executive compensation and related corporate governance matters. LB&Co. assisted the Human Capital & Compensation Committee in determining the compensation peer group, which is described in more detail above. LB&Co. also advised the Human Capital & Compensation Committee on competitive compensation practices and comparative market data, which the Human Capital & Compensation Committee considered in addressing and determining the appropriate levels of compensation for each NEO relative to the marketplace. At the Human Capital & Compensation Committee 's request, LB&Co. participated by tele- or video-conference in selected meetings of the Human Capital & Compensation Committee. The services that LB&Co. provided to the Human Capital & Compensation Committee included:

- Advise on the Company's compensation philosophy, strategy and program.

- Provide advice and counsel on best practices in compensation and corporate governance.

- Provide and analyze competitive market compensation data and making recommendations, as appropriate.

- Assist in the negotiation of executive employment agreements, as applicable.

- Analyze the appropriateness of the compensation peer group.

Independence of the Compensation Consultant

LB&Co. did not provide other consulting services to Purple or any of its executive officers in 2022. In selecting LB&Co. as its compensation consultant, the Human Capital & Compensation Committee considered the independence of LB&Co. in accordance with the standards of the Nasdaq that are applicable to the Company, any applicable rules and regulations of the SEC and other applicable laws relating to independence of advisors and consultants. The Human Capital & Compensation Committee concluded that no conflict of interest exists that would prevent LB&Co. from independently advising the Human Capital & Compensation Committee.

At the Human Capital & Compensation Committee's request, members of LB&Co. meet with the Human Capital & Compensation Committee. LB&Co. also communicates with the Chair of the Human Capital & Compensation Committee, as well as with management (upon the prior authorization of the Human Capital & Compensation Committee Chair) outside of Human Capital & Compensation Committee meetings regarding matters related to the Human Capital & Compensation Committee's responsibilities.

Compensation Elements

Base Salary

Base salary is the fixed element of an executive officer's annual compensation and is intended to attract and retain highly qualified executives and to compensate for expected day-to-day performance. The Human Capital & Compensation Committee reviews the base salary for each of our executive officers on an annual basis and considers the following factors in making its determinations:

- the executive officer's position;

- responsibilities associated with that position;

- experience, expertise, knowledge and qualifications;

- market factors;

- the industry in which we operate and compete;

- recruitment and retention considerations;

- the executive officer's individual compensation history;

- internal equity among salary levels of the members of our executive team and similarly situated/comparable executives in our peer group; and

- our overall compensation philosophy.

For 2022, the Human Capital & Compensation Committee reviewed and made recommendations on base salaries of our NEOs, and the Board approved the Committee's recommendations in May 2022. The 2022 base salaries of our NEOs were as follows:

Name	2022 Base Salary Rate		2021 Base Salary Rate		% Change
Robert T. DeMartini [1]	$	680,000		—	—
Bennett L. Nussbaum [2]		—		—	—
John J. Roddy IV [3]	$	395,000	$	345,000	14.5%
Eric S. Haynor [4]	$	475,000		—	—
Casey K. McGarvey	$	395,000	$	380,000	3.9%
Patrice A. Varni [5]	$	412,000	$	400,000	3.0%

(1) Mr. DeMartini was appointed as Acting CEO on December 13, 2021 but started with the Company on January 3, 2022. As described below, under the terms of his current Amended and Restated Employment Agreement entered into on March 19, 2022, his base salary for 2022 is $680,000 annually.

(2) Mr. Nussbaum is currently paid consultant fees in the amount of $50,000 per month.

(3) Mr. Roddy started with the Company on October 25, 2021.

(4) Mr. Haynor started with the Company on June 6, 2022.

(5) Ms. Varni left the Company on October 18, 2022.

Short-Term (Cash) Incentive Compensation

Our executives are eligible for annual cash incentive compensation under our annual short-term incentive plan ("STIP"). Annual incentives under the STIP are intended to motivate the executive officers to achieve short-term company financial performance goals that will inure to the benefit of our Company and shareholders and align our executive officers' interests with those of the shareholders. The annual cash incentives provide payout opportunities based on the achievement of pre-determined financial performance objective(s), with actual cash bonuses earned based on the achievement of such corporate performance objective(s) during the fiscal year.

Each fiscal year, the Human Capital & Compensation Committee determines the annual target bonus opportunity for each executive officer under that year's STIP. Our annual cash incentive compensation is generally structured to deliver competitive payouts when performance targets are achieved or exceeded. In May 2022, the Human Capital & Compensation Committee, in consultation with management, agreed again to Net Revenue and Adjusted EBITDA targets under the STIP, each equally weighted.

Net Revenue includes all recognized revenue from the sale of our products less amounts for sales discounts and sales returns allowances.

Adjusted EBITDA represents EBITDA excluding costs incurred due to stock-based compensation expense, product reserve, debt extinguishment, changes in the fair value of the warrant liability, nonrecurring legal fees, acquisition expenses, executive interim and search costs, severance costs, vendor separation fee, showroom opening costs, new production facility start-up costs, previous period sales tax liability and COVID-19 related expenses.

For 2022, the annual incentive targets for our NEOs under the STIP were as follows:

Name	Target (as % of Base Salary)
Robert T. DeMartini	100%
Bennett L. Nussbaum[1]	N/A
John J. Roddy IV	50%
Eric S. Haynor	50%
Casey K. McGarvey	50%
Patrice A. Varni	50%

(1) Mr. Nussbaum does not participate in the STIP but instead receives compensation including incentive compensation through his Second Consultancy Agreement (defined hereafter).

For 2022, the formula governing the generation of annual incentives for our executives was:

	Threshold	Target	Maximum	2022 Achievement
Net Revenue ($ in millions)	$ 675.0	$ 750.0	$ 775.0	$ 575.7
Payout (as a % of Target)	25%	100%	125%	0%
Adjusted EBITDA ($ in millions)[1]	$ 32.1	$ 42.3	$ 51.3	$ 2.3
Payout (as a % of Target)	50%	100%	150%	0%

(1) Adjusted EBITDA is a non-GAAP financial measure that removes the impact of certain non-cash and non-recurring costs. More information about this measure, including a reconciliation to the nearest GAAP measure, is provided below under the heading "Non-GAAP Financial Measures."

To achieve a payout, the above financial thresholds for at least the Adjusted EBITDA measure must be reached. If only the Adjusted EBITDA threshold is met, the payout is 25% of the annual incentive target for each executive participating in the STIP. If both the Adjusted EBITDA and Net Revenue targets are reached at the maximum level, the payout is 137.5% of the annual incentive target for the participating executive.

During 2022 we encountered a decrease in mattress and other sleep product sales, primarily due to softening demand for home related products and the negative effect of inflationary pressures on consumer discretionary spending, with consumer spending shifting towards services and experiences. As a result, net revenue was substantially decreased from the prior year and the Company took actions to adjust. This included actions to conserve profitability in a challenging macroeconomic environment, such as reducing advertising spend, and align spend with reduced demand levels, such as laying off a number of employees. As a result, although we were able to right-size the company and its expenses to adjust to the challenging market conditions, we missed our Net Revenue and Adjusted EBITDA thresholds and there was no STIP payout for 2022 to our NEOs.

Long-Term (Equity) Incentive Compensation

Long-term equity incentives under our Board approved Long Term Incentive Plan ("LTIP") are designed to motivate management to enable the Company to achieve sustained long-term performance improvements by linking a significant portion of compensation to shareholder returns. The Company issues awards of long-term equity compensation under the LTIP consistent with the objectives and philosophy of our compensation programs. Our LTIP is governed by the Purple Innovation, Inc. 2017 Equity Incentive Plan ("2017 Plan"), as amended, which was approved by our shareholders.

Pursuant to the authority of the Board under the 2017 Plan, the Board generally grants long-term incentive awards under the LTIP annually in the first half of the year to motivate forward-looking, long-term performance and promote retention among our executive team. For 2022, the Company used three-year vesting time-based RSUs and performance-based PSUs which were awarded in May 2022.

To strengthen the link between the incentive and performance, 65% of the annually granted equity is in the form of PSUs and the remaining 35% in RSUs for participating NEOs. While the RSUs are time based, vesting annually in three equal parts over the following three years, the PSUs are based on the performance of Purple Inc.'s Class A Stock and cliff vest at the conclusion of a performance period ending in the third year following the grant only to the extent that performance is achieved at the end of that period.

Forms of Long-Term Incentives

RSUs generally vest ratably, annually over a three-year period on March 15, promote retention and motivate our NEOs to strive for share price appreciation. Holders of RSUs do not have voting rights or dividend participation rights until delivery of the underlying shares.

PSUs are generally the largest portion of an NEO's long-term incentive and cliff-vest on March 15 of the third calendar year following the grant based on the achievement of certain specified performance targets. Up to the full amount of granted PSUs can vest, but less than the full amount also may vest depending on performance above a minimum threshold.

For 2022, the Human Capital & Compensation Committee approved the target long-term equity compensation value to position each executive officer within competitive levels. Each NEO's target award value was allocated 35% to RSUs and 65% to PSUs, and the amount allocated was converted to a number of shares based on the higher of the 30-day volume weighted average price ("VWAP") or closing price of the Company's publicly traded common stock on the grant date, except for PSUs which used the higher price of $6.10 since the grants closely followed a public offering that closed at that price and was determined to better align the interests of the executives with those of the shareholders for the stock price targets set for the PSUs, as follows:

Name	Target Award Amount	RSUs	PSUs	Total Units
Robert T. DeMartini [1]	—	—	—	—
Bennett L. Nussbaum [2]	—	—	—	—
John J. Roddy IV	$ 395,000	31,996	42,090	74,086
Eric S. Haynor [3]	—	—	—	—
Casey K. McGarvey	$ 237,000	19,198	25,254	44,452
Patrice A. Varni	$ 247,200	20,024	26,341	46,365

(1) Mr. DeMartini was not eligible for awards under the LTIP plan. Pursuant to his Amended and Restated Employment Agreement, in 2022 he was granted 205,000 stock options and 205,000 RSUs with another 295,000 stock options and 295,000 RSUs granted subject to the condition that the effectiveness of the grant is dependent upon the approval of certain amendments to the 2017 Plan by the shareholders at the 2023 Annual Meeting.

(2) Mr. Nussbaum was not eligible for awards under the LTIP plan.

(3) Mr. Haynor started with the Company on June 6, 2022 and pursuant to his offer letter for employment was granted 37,715 RSUs and 70,043 PSUs.

PSUs granted to the NEOs in 2022 may be earned according to the following funding formula:

Performance is met at a specific increase in the absolute value of shares above the value of the shares on the grant date and may be earned as to 25% of the PSUs for threshold level stock-price achievement or 100% of the PSUs for target level stock-price achievement, as set forth in the table below. No shares will be issued under the PSUs if the stock price threshold is not met. For purposes of determining stock-price achievement, the share price is predicated on a 60 consecutive trading day VWAP as of March 15 of the third calendar year following the grant. The minimum threshold requires growth in value of over 15% relative to the price of the stock at grant which, if achieved, results in 25% of the units vesting (and the shares underlying the units being issued). Above threshold, the number of units vesting (and the shares underlying the units being issued) occurs as follows: at 32.3% stock-price growth, 50% of the granted units vest; at 52.1% growth, 75% of the granted units vest; at 74.9% or more growth, 100% of the units vest; and at growth percentages between these points, vesting will be determined on a straight-line interpolation. For 2022, the value of the shares on the grant date was determined to be $6.10, and the resulting thresholds are as follows:

Stock Price	<$	7.0149	$	7.0150	$	8.0673	$	9.2773	$	10.6689
% Of PSUs Vesting		0%		25%		50%		75%		100%

In connection with his transition to our permanent CEO, Mr. DeMartini was to receive an equity grant equal to 500,000 RSUs and stock options to purchase 500,000 shares in lieu of a 2022 LTIP award as described above. Mr. DeMartini's equity award for 2022 was granted in different award agreements so as not to exceed the individual grant limit set forth in the 2017 Plan. As such, Mr. DeMartini was granted 205,000 RSUs and 205,000 stock options in 2022, restricted only by continuing employment, with the remaining 295,000 RSUs and 295,000 stock options granted, also restricted by continuing employment, being additionally subject to the condition that the effectiveness of the grant is dependent upon the approval of certain amendments to the 2017 Plan by the shareholders at the 2023 Annual Meeting. The vesting terms for these grants have been structured so that, in the aggregate, 333,332 RSUs and stock options will vest in 2023, 333,334 RSUs and stock options will vest in 2024 and 333,334 RSUs and stock options will vest in 2025, if shareholder approval is received for the portion of RSUs and stock options that are subject to that approval.

Perquisites and Other Generally Available Benefits and Compensation

We do not provide perquisites available only to executives. We provide to executives, and all other full-time employees, medical, dental and basic life insurance, short-term disability coverage, paid sick leave, 10 paid holidays per year, flexible time off, and a matched 401(k) contribution. The value of 401(k) matching contribution, which can be as high as 5% depending on the amount contributed by the employee, is included in the Executive Compensation table on page 28 for our NEOs. We do not offer a pension or retirement plan for any employees based on length of employment and/or age at retirement, however, we do offer a 4-week paid sabbatical after an employee has been with the company for 7 years. Consistent with our philosophy to promote a pay-for-performance culture, we do not provide many other perquisites.

Employment Agreements

Robert T. DeMartini

In connection with his appointment as Acting Chief Executive Officer, the Company and Mr. DeMartini entered into an employment agreement (the "DeMartini Employment Agreement"), effective December 13, 2021. The DeMartini Employment Agreement provided that Mr. DeMartini will serve full time as acting chief executive officer. The initial employment term shall end July 3, 2022, and was extendable, if necessary, until the date a permanent chief executive officer started employment with the Company. Either party may terminate the term of the DeMartini Employment Agreement with or without cause or other rationale upon 30 days' notice. At the discretion of the Board, the term of the DeMartini Employment Agreement may include some overlap with the commencement of employment of a permanent chief executive officer. Under the terms of the DeMartini Employment Agreement, Mr. DeMartini received monthly compensation valued at $150,000 consisting of $50,000 payable in cash and $100,000 payable in stock compensation through vesting in a stock award determined by dividing $100,000 by the thirty (30) trading day volume weighted average price of the Company's Class A Stock as reported on Nasdaq on the date of the award. The Company also agreed to reimburse Mr. DeMartini for all out-of-pocket travel relating to business travel, and other expenses, in each case consistent with the Company's reimbursement policies.

On March 1, 2022, Mr. DeMartini was appointed to be the Company's Chief Executive Officer on a permanent basis. On March 19, 2022, in connection with Mr. DeMartini's appointment as chief executive officer, the Company and Mr. DeMartini entered into an amended and restated employment agreement (the "Amended and Restated DeMartini Employment Agreement"), effective March 19, 2022, which amended and restated the December 13, 2021, Mr. DeMartini Employment Agreement appointing him the acting chief executive officer.

The Amended and Restated DeMartini Employment Agreement provides that Mr. DeMartini will serve full time as chief executive officer. The Amended and Restated DeMartini Employment Agreement supersedes the prior DeMartini Employment Agreement, with the exception that the Restricted Stock Units granted under the prior DeMartini Employment Agreement shall continue to vest through April 3, 2022, so long as Mr. DeMartini remains employed through that date.

Under the Amended and Restated DeMartini Employment Agreement, Mr. DeMartini's compensation includes (a) a base salary at an annual rate of $680,000, (b) an annual bonus opportunity that shall not be less than 100% of base salary at target performance, (c) restricted stock units subject to 500,000 shares of Company's Class A Stock ("Shares") and stock options to purchase 500,000 Shares, for which one third of each of the restricted stock units and options vest on each anniversary of the grant date, provided Mr. DeMartini remains in continuous employment with the Company, (d) vacation and other benefits generally available to other senior executives of the Company, including participation in the Company's STIP and LTIP (starting with additional equity grants in 2023 and thereafter valued at $1,500,000 per year), and © reimbursement for all reasonable out-of-pocket travel and other business expenses.

If the Company provides less than thirty days' prior written notice of termination, other than in the case of a termination for cause, he will be entitled to receive his base salary through the end of a 30-day period following the date on which written notice is provided to him. In addition, if Mr. DeMartini's employment is terminated without Cause by the Company or he resigns for Good Reason outside or inside a Change in Control Period (each as defined in the Amended and Restated DeMartini Employment Agreement), then he shall be entitled to receive different benefits as described below – *Potential Payments upon Termination or Change in Control*.

The Amended and Restated DeMartini Employment Agreement contains other typical provisions such as noncompetition and non-solicitation covenants, confidentiality obligations, and Company ownership of intellectual property. Mr. DeMartini also receives vacation and other benefits generally available to other senior executives of the Company.

Bennett L. Nussbaum

On December 13, 2021, the Company and Mr. Nussbaum entered into an amended and restated consultancy agreement (the "Consultancy Agreement"), effective December 13, 2021, that provided for his service as Interim Chief Financial Officer through August 19, 2022 ("Updated Term"). The Company may renew the Consultancy Agreement for additional one-month terms upon sixty days' notice prior to the end of the Updated Term, or ten days' notice prior to the end of any renewal term. Either party may terminate the engagement at any time. Under the terms of the Consultancy Agreement, Mr. Nussbaum will receive compensation comprised of (1) $600,000 for the entirety of the 12-month term and $50,000 for each additional one-month term, which amount shall be paid in full unless Mr. Nussbaum's engagement is terminated for cause, and (2) an additional payment of $200,000 to be paid in two equal installments no later than two (2) weeks following each of February 19, 2022 and August 19, 2022, respectively and $16,666.67 at the end of each additional one-month term, as well as a discretionary payment of up to $300,000 payable in the Company's discretion. The additional discretionary amounts of up to $300,000 are to be determined by the CEO and the amounts paid, if any, shall be made within 10 days of February 19, 2022, and August 19, 2022. If (1) Mr. Nussbaum remains in service with the Company until August 19, 2022, and the volume weighted average price per share of the Company's Class A Stock on Nasdaq during the thirty (30) trading days immediately preceding August 19, 2022 is in excess of $26.00 per share or (2) the Company terminates Mr. Nussbaum without cause before August 19, 2022, and the such volume weighted average price per share of the Company's Class A Stock on Nasdaq during the thirty (30) trading days immediately preceding Mr. Nussbaum's last day of service is in excess of $26.00 per share, the Company will pay additional cash compensation in an amount equal to the product of (a) the increase from $26.00 per share up to a maximum of $36.00 per share multiplied by (b) 20,000. The Company has also agreed to reimburse Mr. Nussbaum for transportation and lodging expenses relating to his travel to the Company's headquarters. Also, Mr. Nussbaum will be granted cash-settled stock appreciation rights ("SARs") for 20,000 shares of the Company's Class A Stock, which SARs shall vest in accordance with the terms of the Consultancy Agreement if Mr. Nussbaum remains in service through the end of the Updated Term.

On August 11, 2022, the Company and Mr. Nussbaum, entered into a second consultancy agreement (the "Second Consultancy Agreement"), effective August 19, 2022. Under the Second Consultancy Agreement, Mr. Nussbaum will continue to serve as interim chief financial officer while the Company recruits a permanent chief financial officer, but in any event at least through the filing by the Company of its annual report on Form 10-K for the calendar year 2022. Once the Company hires and transitions to a permanent chief financial officer, Mr. Nussbaum's title will transition to that of chief transformation officer with attendant responsibilities for transforming the Company's processes and practices as needed from time to time. The parties agree Mr. Nussbaum's engagement shall continue under the Second Consultancy Agreement until December 31, 2023. The Company may renew the Second Consultancy Agreement for additional six (6) month terms replacing and extending the beginning and ending dates accordingly. The Company may renew by giving sixty (60) days written notice of renewal prior to the end of the term or renewal term. Either party may terminate the engagement at any time. Under the terms of the Second Consultancy Agreement, Mr. Nussbaum will receive compensation comprised of (1) $50,000 per month for each month in the term and any renewal term, pro-rated for partial months unless Mr. Nussbaum's engagement is terminated for cause, (2) non-discretionary additional compensation in the total amount of $100,000 for each six (6) months of the Term and Renewal Term, pro-rated for a partial period, (3) the Company may provide additional discretionary payments of up to a total of $300,000 per twelve (12) month period at the discretion of the CEO, and (4) subject to approval of the Board, effective as of the effective date, Mr. Nussbaum will be granted cash-settled stock appreciation rights for 20,000 shares of the Company's common stock pursuant to the Company's 2017 Plan with a Strike Price (as defined in the 2017 Plan) of $6.10 (the "SARs"). The SARs shall vest if Mr. Nussbaum remains in continuous service with the Company pursuant to the Second Consultancy Agreement through the initial term. The Company has also agreed to reimburse Mr. Nussbaum for transportation and lodging expenses relating to his travel to the Company's headquarters.

John J. Roddy IV

In connection with his appointment as Chief People Officer, Mr. Roddy entered an offer letter with us on September 27, 2021. His offer letter provided for annual base salary of $345,000 and eligibility for a short-term cash bonus of up to 50% of his annual base salary beginning with the year 2022 to be payable in 2023. Mr. Roddy also received a signing bonus of $80,000 paid in two installments during 2022. Under his offer letter, he was entitled to increases in his salary, at the discretion of the Company, and in 2022 his annual base salary was increased to $395,000. In addition, Mr. Roddy received an initial award in 2021 of PSUs (65%) and RSUs (35%) equal to the amount of his initial base salary at that time. Mr. Roddy also participated in the Company's LTIP beginning in 2022 by being eligible to receive an equity award commensurate with other senior executives in the Company, split between time-based RSUs and performance-based PSUs. The Company also agreed to pay Mr. Roddy a $2,000 monthly commuting benefit for the first twelve months of his employment and moving costs related to his relocation to Utah within fifteen months of his start date. Mr. Roddy also receives vacation and other benefits generally available to other senior executives of the Company.

If Mr. Roddy is terminated without cause, he may also be entitled to an amount equal to up to 14 weeks plus one week for each completed year of service of base salary, pursuant to the Company's severance policy. Upon termination without cause, all unvested PSUs and RSUs will be forfeited and cancelled, unless such termination occurs within twelve months following a change in control as defined in the 2017 Plan.

Eric S. Haynor

In connection with his appointment as Chief Operating Officer, Mr. Haynor entered an offer letter with us on April 29, 2022. His offer letter provides for annual base salary of $475,000 and eligibility for a short-term cash bonus of up to 50% of his annual base salary beginning with the year 2022 to be payable in 2023, prorated by the number of days of his employment in 2022. For 2022, Mr. Haynor is guaranteed 100% achievement of his short-term cash bonus prorated for the number of months worked in 2022. Mr. Haynor may also participate in the Company's LTIP beginning in 2023 by being eligible to receive an equity award commensurate with other senior executives, anticipated to be split between time-based RSUs and performance-based PSUs. The Company has also agreed to pay Mr. Haynor a $4,000 monthly commuting benefit for the first four months of his employment and moving costs related to his relocation to Utah within six months of his start date. Mr. Haynor also receives vacation and other benefits generally available to other senior executives of the Company.

The Company also agreed to grant to Mr. Haynor, effective as of his start date, a one-time equity grant valued at $500,000 based on the market price of the Company's Class A Common Stock on the day of the grant as an inducement grant outside the Company's 2017 Plan in accordance with the Nasdaq inducement grant exception found in NASDAQ Listing Rule 5635(c)(4). This grant was awarded in PSUs (65%) and RSUs (35%). The PSUs have a three-year cliff vesting schedule and are contingent upon the stock price hitting certain performance thresholds on the third anniversary of the grant. The RSUs have a vesting schedule of one-third vesting every 12 months from the grant date.

If Mr. Haynor is terminated without cause, he may also be entitled to an amount equal to up to 14 weeks plus one week for each completed year of service of base salary, pursuant to the Company's severance policy. Upon termination without cause, all unvested PSUs and RSUs will be forfeited and cancelled, unless such termination occurs within twelve months following a change in control as defined in the 2017 Plan.

Casey K. McGarvey

Mr. McGarvey became the Company's Chief Legal Officer at the time of the Business Combination in 2018, having been the Chief Legal Officer of Purple LLC prior to the Business Combination since its inception in 2010. In connection with his continuing appointment as Chief Legal Officer, Mr. McGarvey's salary was raised in 2022 to $395,000 and he was eligible for a short-term cash bonus of up to 50% of his annual base salary. In 2022, he also received PSUs and RSUs under the LTIP commensurate with other senior executives, split between time-based RSUs and performance-based PSUs. Mr. McGarvey also receives vacation and other benefits generally available to other senior executives of the Company.

On February 10, 2023, the Company and Mr. McGarvey reached an understanding regarding the terms of Mr. McGarvey's continued employment. In exchange for Mr. McGarvey continuing as Chief Legal Officer and assisting in the transition to a new Chief Legal Officer and for up to sixty (60) days following the appointment of a new Chief Legal Officer, the Company agreed to allow the CEO to define Mr. McGarvey's role, title, responsibilities and mission for the Company to afford him greater control over his work schedule in positions in which he will continue to support the Company and its officers and directors, as may be needed from time to time. Mr. McGarvey will continue to be eligible for all benefits of a fulltime executive of the Company and his compensation will be adjusted as deemed appropriate which adjustments may, to the extent deemed relevant, take into account his continuing duties and responsibilities, the market for executives performing such duties and responsibilities, as well as his skills, experience, and ongoing role with, and the importance thereof to, the Company. No date has been set for the transition contemplated by these employment terms.

Equity awards made to senior executives in prior years included options to purchase shares of Class A Common Stock, and Mr. McGarvey previously was awarded a number of such options with five-year terms. Prior to the Business Combination, Mr. McGarvey also participated in Purple LLC's equity incentive program and awards made under that program are held by Mr. McGarvey in the form of shares of Class B Common Stock.

If Mr. McGarvey is terminated without cause, he may also be entitled to an amount equal to up to 14 weeks plus one week for each completed year of service of base salary, pursuant to the Company's severance policy. Upon termination without cause, all unvested PSUs and RSUs will be forfeited and cancelled, unless such termination occurs within twelve months following a change in control as defined in the 2017 Plan. All unvested options will be forfeited and cancelled upon termination without cause. Vesting of his options, to the extent not already vested, will be accelerated upon a change in control. Shares of Class B Common Stock are fully vested and exchangeable, on a one-to-one basis, for shares of Class A Common Stock.

Patrice A. Varni

Ms. Varni left the Company on October 1, 2022. In connection with her appointment as Chief Marketing Officer, Ms. Varni entered into an offer letter with us on April 19, 2021 that included the following terms: (1) an annual base salary of $400,000; (2) an annual bonus of 50% of annual base salary based on the Company's and Ms. Varni's performance; (3) a grant of RSUs for shares of the Company's Class A Common Stock, with vesting over four-years of one-fourth of the units subject thereto on the first anniversary of the grant date and 1/48 of the units subject thereto on the first day of each subsequent month, in an amount determined by dividing her base salary by the market price on the day of grant, subject to Board approval; (4) participation in the Company's long-term incentive program; and (5) vacation and other benefits generally available to other senior executives of the Company. Ms. Varni also participated in the Company's LTIP in 2022 being eligible to receive an equity award commensurate with other senior executives in the Company, split between time-based RSUs and performance-based PSUs.

In connection with Ms. Varni's departure, on November 5, 2022, Ms. Varni signed a Separation Agreement and General Release (the "Separation Agreement"). The terms of the Separation Agreement provide she shall receive unpaid base salary, eligible unpaid expense reimbursements, and her vested 401(k) plan account balance. She also will receive as severance benefits (i) $206,000 over a 26 week period in accordance with the Company's regular payroll practices subject to withholding taxes, (ii) an additional lump sum of $14,000 paid within thirty (30) days, and (iii) medical, dental, and vision coverage under COBRA, to the same extent as if she remained an employee, if she is qualified for and elects continuing coverage under COBRA and the Company is able to deduct her share of the payment from the payments made to her under (i) above. Upon her termination without cause, all unvested RSUs and PSUs were forfeited and cancelled.

Potential Payments upon Termination or Change-in-Control

Mr. DeMartini is the only individual that has a provision in his employment agreement covering severance payments. Please see the DeMartini Amended and Restated Employment Agreement above and described further below.

If the Company provides less than thirty days' prior written notice of termination, other than in the case of a termination for Cause, as defined in the Amended and Restated DeMartini Employment Agreement, Mr. DeMartini will be entitled to receive his base salary through the end of a 30-day period following the date on which written notice is provided to him. In addition, if Mr. DeMartini's employment is terminated without Cause by the Company or he resigns for Good Reason outside a Change in Control Period, both as defined in the Amended and Restated DeMartini Employment Agreement, then he shall be entitled to receive the following: (i) any accrued and unpaid base salary through the termination date; (ii) any eligible unpaid expense reimbursements; and (iii) all other accrued and vested payments and benefits to which he is entitled in accordance with the terms and conditions of the applicable compensation or benefit plan, program or arrangement of the Company (collectively, items (i) through (iii) are referred to as the "Accrued Benefits"). In addition, subject to his execution of a general release of claims, and subject to Sections 26 and 27 of the Amended and Restated Employment Agreement, Mr. DeMartini shall be entitled to (i) an amount equal to his annual base salary, payable in substantially equal installments over twelve (12) months in accordance with the Company's regular payroll practices, (ii) any earned but unpaid annual bonus for the year preceding the year of termination to be paid at same time earned annual bonuses are paid to other senior executives, (iii) the vesting of his outstanding Company unvested equity awards that vest based on continued service or employment pro-rata through the period ending on the his date of termination, and (iv) subject to his timely election of COBRA coverage, payment of the COBRA premiums for him and his eligible dependents for twelve (12) months.

If Mr. DeMartini's employment is terminated without Cause by the Company or he resigns for Good Reason during a Change in Control Period, then, in lieu of the severance benefits described above, he shall be entitled to receive the Accrued Benefits and, subject to his execution of a general release of claims and subject to Sections 26 and 27 of the Amended and Restated DeMartini Employment Agreement, he shall be entitled to (i) an amount equal to his annual base salary, payable in substantially equal installments over eighteen (18) months in accordance with the Company's regular payroll practices, (ii) any earned but unpaid annual bonus for the year preceding the year of termination to be paid at same time earned annual bonuses are paid to other senior executives, (iii) the fully accelerated vesting of his outstanding Company equity awards that vest based on continued service or employment so that such awards shall be become fully vested as of his date of termination, and (iv) subject to his timely election of COBRA coverage, payment of the COBRA premiums for him and his eligible dependents for eighteen (18) months. The Change in Control Period is the period 6 months before and 12 months after a Change in Control as defined in the Amended and Restated DeMartini Employment Agreement.

The 2017 Plan, under which officers of the Company have received stock options, RSUs and PSUs, provides that in the event of a change-in-control that the Human Capital & Compensation Committee in its sole discretion may make equitable adjustments that include providing for an acceleration of exercisability and providing for a time period for exercise before a change-in-control. The Human Capital & Compensation Committee also has discretion to cancel awards under the 2017 Plan and to pay cash or other compensation for the value thereof to holders, so long as such cancellation or termination does not materially affect the rights of any participant in the 2017 Plan. Generally, the individual grant agreements for awards made under the 2017 Plan provide that in the event of a change in control the terms of the 2017 Plan control.

For officers who do not have severance provisions in an employment agreement, the Company's severance policy is to pay 14 weeks plus one week for each completed year of service of base salary. Such severance may be paid out over the time period commensurate with the amount of the severance in installments coinciding with the Company's regular payroll.

Vested options will remain exercisable for one year for an executive officer whose employment is terminated by reason of death or disability, but no later than the expiration of the option.

The following table shows the estimated benefits payable upon a hypothetical termination of employment under various termination scenarios as of December 31, 2022.

Name	Termination Without Cause			Termination on Change in Control		
	Severance	Other[2]	Total	Severance	Other[2]	Total
Robert T. DeMartini	$ 736,667	$ 235,909	$ 972,575	$ 737,667	$ 994,179	$ 1,730,846
Bennett L. Nussbaum	672,527	—	672,527	672,527	—	672,527
John J. Roddy IV	113,942	—	113,942	113,942	20,856	134,798
Eric S. Haynor	127,885	135,993[3]	263,878	127,885	135,993[3]	263,878
Casey K. McGarvey	212,692	—	212,692	212,692	9,762	222,454
Patrice A. Varni[1]	220,000	3,096	223,096	—	—	—

(1) Represents actual severance payments to Ms. Varni upon her leaving the Company on October 18, 2022.
(2) Includes certain equity awards that vest per the termination provisions and have value as of December 31, 2022.
(3) Pursuant to Mr. Haynor's offer letter, represents the guaranteed 100% achievement of his short-term cash bonus prorated for the number of months worked in 2022.

Governance

Stock Ownership Guidelines

Our Senior Management and Independent, Non-Employee Directors Stock Ownership Guidelines, adopted November 12, 2020, require our NEOs and others to retain a certain level of equity granted to them. All participants in our long-term incentive plan who receive equity grants under our 2017 Plan are subject to these stock ownership guidelines. These guidelines require that 2017 Plan participants hold vested equity valued at a multiple of their base salary. Equity is valued at any point in time using a twenty-day volume weighted average share price. For the CEO, the multiple is 5X base salary, and for other NEOs and other senior leadership, it is 3X base salary. For non-executive directors the multiple is 3X annual cash compensation. The multiple is 1X base salary for all other 2017 Plan participants subject to the stock ownership guidelines. The deadline to hold equity valued at the respective multiple of base salary is the later of five years from November 12, 2020, or the date when equity first was granted under the 2017 Plan. Granted equity must be held and not sold by each recipient until the guideline threshold is met and thereafter equity must be held in a quantity at or above the threshold. These are guidelines that are within the discretion of the Board to adjust, such as to accommodate individual circumstances and unanticipated occurrences.

Clawback Policy

Our Incentive Compensation Clawback Policy, adopted May 5, 2020, sets out the terms under which we may seek to recover performance-based compensation from our officers. The purpose of the policy is to enable the Company to recoup performance-based compensation that is paid but it is subsequently determined not to have been earned. The Company may recoup all annual and long-term incentives with features based on the Company's financial performance, whether paid in cash or equity. The policy provides for the recovery of incentive-based compensation awarded or paid to a NEO based on a performance measure that subsequently was restated, other than for changes in accounting rules, resulting in performance that would reduce the size of the award or payment. It also applies to all officers of the Company for willful commission or omission of an act which is illegal, fraudulent, intentionally or recklessly tortious or a bad faith breach of an employment duty that causes financial or reputational harm to the Company. The policy is administered with business judgment that takes into account various factors, such as the importance of a restated metric to the business, relative importance to other metrics, the size of the adjustment, the seriousness of the misconduct, the employee's role and opportunity to avoid harm, the prompt disclosure of the act or omission, and any other factors that are deemed to be relevant. Discretion also is applied in determining the amount of recovery considering for example the harm suffered by the Company and the deterring effect in preventing repeated occurrences. We are aware that new rules regarding clawback policies were recently adopted, and we intend to review and update our current policy, if and as needed, to be compliant with these new rules when they become effective.

Annual Compensation Risk Assessment

The Human Capital & Compensation Committee regularly monitors and annually reviews our executive compensation program to determine whether the elements of the program are consistent with our executive compensation objectives and principles. As part of this, the Human Capital & Compensation Committee evaluates whether the Company's risk management objectives are being met with respect to the executive compensation program and our compensation programs as a whole. If the elements of the program are determined to be inconsistent with our objectives and principles, or if any incentives are determined to encourage risks that are reasonably likely to have a material adverse effect on the Company, the elements are adjusted as necessary.

Following the Human Capital & Compensation Committee's annual review in 2022, it was concluded that there are no risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. In reaching this conclusion, the Human Capital & Compensation Committee considered the following:

Program Attribute	Risk-Mitigating Effect
● Compensation mix between fixed and variable components and levels, and the balance between short-term and long-term variable compensation	● Competitive levels of fixed compensation eliminate any day-to-day personal concerns, while variable compensation ensures our executives are appropriately motivated and rewarded both in the short and long-term
● The quality and reasonableness of incentive plan performance goals and payout formulas	● Threshold, target and maximum performance and payout levels and funding formulas beginning with lower thresholds increasing to stretch goals that are set within reach, mitigate the likelihood of excessive risk taking in order to achieve a compensation result
● The nature and breadth of the performance metrics that govern incentive compensation throughout the Company	● Encourages executives to avoid sacrificing short-term performance for long-term performance and vice versa
● The existence of a clawback policy	● Subjects executives to a requirement to surrender any undue incentive compensation that was paid on the basis of financial results that were required to be restated (other than as a result of a change in the applicable accounting rules or interpretations) or when there is wrongful conduct
● The existence of robust share ownership guidelines	● Provides a clear link between the economic interests of executives and shareholders over the long-term
● Use of independent compensation consultant that performs no other services for the Company	● Helps ensure advice will not be influenced by conflicts of interest

Tax Considerations in Compensation Decisions

Section 162(m) of the Internal Revenue Code disallows a tax deduction to publicly held companies for compensation paid to certain covered executives to the extent such compensation exceeds $1.0 million per covered officer in any year. While the Human Capital & Compensation Committee considers the deductibility of executive compensation under Section 162(m) when evaluating particular compensation programs in the context of the Human Capital & Compensation Committee's broader compensation objectives and overall compensation philosophy, the Human Capital & Compensation Committee understands that it is possible that the compensation payable to our NEOs will exceed the $1.0 million limit under Section 162(m). We believe that in establishing the cash and equity incentive compensation programs for our NEOs, the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason, we may deem it appropriate to provide one or more NEOs with the opportunity to earn incentive compensation, whether through annual cash incentive programs tied to our financial performance or through equity awards, which together with base salary in the aggregate may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code. We believe it is important to maintain cash and equity incentive compensation at the levels needed to attract and retain the NEOs essential to our success, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limitation.

Executive Compensation

Summary Compensation Table

The following table summarizes compensation information about our NEOs as of December 31, 2022.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation (6)	All Other Compensation (7)	Total
Robert T. DeMartini Chief Executive Officer	2022	$ 650,000	$ —	$ 1,154,370[1]	$ 413,659[1]	$ —	$ 12,373	$ 2,230,402
	2021	—	—	445,210[1]	—	—	—	445,210
Bennett L. Nussbaum Interim Chief Financial Officer[2]	2022	—	—	—	11,692[5]	—	1,000,000	1,011,692
	2021	—	—	—	18,759[5]	—	220,968	239,727
John J. Roddy IV Chief People Officer[8]	2022	388,077	—	344,630[3]	—	—	160,006	892,713
	2021	60,865	—	182,497[3]	—	—	4,335	247,698
Eric S. Haynor Chief Operations Officer[9]	2022	264,904	—	406,182[3]	—	135,993	156,269	963,348
Casey K. McGarvey Chief Legal Officer	2022	389,808	—	206,780[3]	—	—	15,374	611,962
	2021	375,962	—	188,331[3]	—	—	40,888	605,181
	2020	371,344	—	—	75,256[4]	238,137	15,288	700,025
Patrice A. Varni Chief Marketing Officer[10]	2022	331,785	—	215,679[3]	—	—	268,790	816,254
	2021	238,462	—	366,910[3]	—	—	4,431	609,803

Notes

(1) Mr. DeMartini was appointed the acting Chief Executive Officer on December 13, 2021 and began his employment on January 3, 2022. He was granted RSUs in December 2021 pursuant to the terms of his employment agreement. The RSUs include shares that vest in six equal installments over a six-month period beginning on February 3, 2022. On March 1, 2022, Mr. DeMartini was appointed to be the Company's Chief Executive Officer on a permanent basis. On March 19, 2022, in connection with Mr. DeMartini's appointment as chief executive officer, the Company and Mr. DeMartini entered into the Amended and Restated DeMartini Employment Agreement, effective March 19, 2022. Per the new agreement, the final three installments of the RSUs issued in 2021 were cancelled and Mr. DeMartini was granted 205,000 RSUs and 205,000 stock options, restricted only by continuing employment, with the remaining 295,000 RSUs and 295,000 stock options granted, also restricted by continuing employment, being additionally subject to the condition that the effectiveness of the grant is dependent upon the approval of certain amendments to the 2017 Plan by the shareholders at the 2023 Annual Meeting. The vesting terms for these grants have been structured so that, in the aggregate, 333,332 RSUs and stock options will vest in 2023, 333,334 RSUs and stock options will vest in 2024 and 333,334 RSUs and stock options will vest in 2025, if shareholder approval is received for the portion of RSUs and stock options that are subject to that approval. The value represents the grant date fair value calculation as computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. Such grant date fair value does not take into account the remaining 295,000 RSUs and 295,000 stock options granted that are subject to the condition that certain amendments to the 2017 Plan be approved by the shareholders at the 2023 Annual Meeting. Nor does it include any estimated forfeitures related to service-vesting conditions. For information on the valuation assumptions used in calculating the grant-date fair value of the options reported in this column, refer to Note 18, Equity Compensation Plans of the footnotes to the Company's consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the SEC on March 22, 2023.

(2) Mr. Nussbaum was appointed as the Interim Chief Financial Officer on August 18, 2021. Pursuant to terms of his consultant agreement, he is paid $50,000 per month for his services which is included as "Other Compensation."

(3) The value represents the aggregate grant date fair value of RSUs and PSUs as computed in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. For information on the valuation assumptions used in calculating the grant-date fair value of the awards reported in this column, refer to Note 18, Equity Compensation Plans of the footnotes to the Company's consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the SEC on March 22, 2023.

(4) The value represents the aggregate grant date fair value of awarded options as computed in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. For information on the valuation assumptions used in calculating the grant-date fair value of the options reported in this column, refer to Note 18, Equity Compensation Plans of the footnotes to the Company's consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the SEC on March 22, 2023.

(5) The value represents the aggregate grant date fair value of stock appreciation rights ("SARS") as computed in accordance with FASB ASC Topic 718. On August 19, 2022, Mr. Nussbaum was awarded SARS on 20,000 shares of Class A common stock with a strike price of $6.10 per share. The vesting date is December 31, 2023. On December 13, 2021, Mr. Nussbaum was awarded SARS on 20,000 shares of Class A common stock with a strike price of $26.00 per share with the appreciation right not to exceed $10.00 per share. The vesting date was August 19, 2022. On December 13, 2021, he was also awarded SARS on 20,000 shares of Class A common stock with a strike price of $12.60 per share and a vesting date of August 19, 2022. Both awards were to be settled in cash.

(6) The figure shown for Mr. McGarvey represents cash bonus amounts earned in connection with the achievement of certain financial and operational objectives established under the Company's short-term incentive program. This compensation is subject to the clawback policy. See the discussion under the heading "*Governance Policies and Guidelines — Incentive Compensation Clawback Policy*" above for additional details regarding our clawback policy. The figure shown for Mr. Haynor represents the guaranteed 100% achievement of his short-term cash bonus prorated for the number of months worked in 2022.

(7) "All other compensation" for fiscal 2022 is comprised of the following:

For Mr. DeMartini, $12,373 related to the Company's contribution to the employee 401(k) retirement plan.

For Mr. Nussbaum, $50,000 per month for his services, $200,000 in non-discretionary additional compensation and $200,000 in discretionary additional compensation, pursuant to terms of his consultant agreement.

For Mr. Roddy, $80,000 for payments of a sign-on bonus, $64,900 in housing stipends and $15,106 related to the Company's contribution to the employee 401(k) retirement plan.

For Mr. Haynor, $134,343 for payments of relocation expenses, $17,471 in housing stipends and $3,053 related to the Company's contribution to the employee 401(k) retirement plan.

For Mr. McGarvey, $15,250 related to the Company's contribution to the employee 401(k) retirement plan and $124 related to other non-cash compensation upon the gifting of certain company products.

For Ms. Varni, $206,000 in severance payments relating to her termination, representing six months base salary to be paid out in equal bi-weekly installments over a six-month period, $49,769 of accrued but unused vacation paid out in cash upon termination, $492 in insurance COBRA payments, $12,200 related to the Company's contribution to the employee 401(k) retirement plan and $330 related to other non-cash compensation upon the gifting of certain company products.

"All other compensation" for fiscal 2021 is comprised of the following:

For Mr. Nussbaum, $220,968 pursuant to terms of his consultant agreement which paid $50,000 per month for his services beginning August 19, 2021.

For Mr. Roddy, $4,335 representing payments in housing stipends.

For Mr. McGarvey, $22,328 representing payment for accrued but unused paid time off, $15,231 related to the Company's contribution to the employee 401(k) retirement plan and $3,329 related to other non-cash compensation upon the gifting of certain company products.

For Ms. Varni, $4,307 related to the Company's contribution to the employee 401(k) retirement plan and $124 related to other non-cash compensation upon the gifting of certain company products.

"All other compensation" for fiscal 2020 is comprised of the following:

For Mr. McGarvey, $14,250 related to the Company's contribution to the employee 401(k) retirement plan and $1,038 related to other non-cash compensation upon the gifting of certain company products.

(8) Mr. Roddy joined the Company as Chief People Officer on October 25, 2021.

(9) Mr. Haynor joined the Company as Chief Operating Officer on June 6, 2022.

(10) Ms. Varni joined the Company as Chief Marketing Officer on May 24, 2021 and left the Company on October 18, 2022.

Grants of Plan-Based Awards

The following table provides information on awards in fiscal 2022 to each of the Company's NEOs. There can be no assurance that the Grant Date Fair Value of the Stock Awards, as listed in this table, will ever be realized. These Grant Date Fair Value amounts also are included in the "Stock Awards" column of the Summary Compensation Table.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards ($)[1]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Robert T. DeMartini	03/25/2022[2]	—	—	—	—	—	—	—	111,470	6.82	275,201
	03/25/2022[2]	—	—	—	—	—	—	111,470	—	—	704,490
	06/02/2022[2]	—	—	—	—	—	—	—	93,530	6.82	138,638
	06/02/2022[2]	—	—	—	—	—	—	93,530	—	—	449,879
Bennett L. Nussbaum	08/19/2022[3]	—	—	—	—	—	—	—	20,000	6.10	11,692
John J. Roddy IV	05/26/2022[4]	49,375	197,500	271,563	—	—	—	—	—	—	—
	05/26/2022[5]	—	—	—	10,523	42,090	42,090	—	—	—	—
	05/26/2022[6]	—	—	—	—	—	—	31,966	—	—	181,097
Eric S. Haynor	—	—	—	—	—	—	—	—	—	—	—
Casey K. McGarvey	05/26/2022[4]	49,375	197,500	271,563	—	—	—	—	—	—	—
	05/26/2022[5]	—	—	—	6,314	25,254	25,254	—	—	—	—
	05/26/2022[6]	—	—	—	—	—	—	19,198	—	—	108,661
Patrice A. Varni	05/26/2022[4]	51,500	206,000	283,250	—	—	—	—	—	—	—
	05/26/2022[5]	—	—	—	6,585	26,341	26,341	—	—	—	—
	05/26/2022[6]	—	—	—	—	—	—	20,024	—	—	113,336

(1) The grant date fair value calculations are computed in accordance with FASB ASC Topic 718 with respect to the RSUs or stock options awarded in fiscal 2022. RSUs include shares that vest with the passage of time and shares that vest upon achievement of a performance condition. The estimated fair value of the RSUs with a performance condition were measured on the grant date and incorporated the probability of vesting occurring. A discussion of the relevant assumptions made in the valuation of these awards can be found in Note 18, Equity Compensation Plans of the footnotes to the Company's consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the SEC on March 22, 2023.

(2) Stock option awards granted on March 25, and June 2, 2022 with an exercise price of $6.82 that vest in three annual installments over a three-year period beginning on March 25, 2022. RSU awards granted on March 25, and June 2, 2022 that vest in three annual installments over a three-year period beginning on March 25, 2022.

(3) SARS award granted on August 19, 2022 that stipulates if service with the Company continues until December 31, 2023 and the volume weighted average price per share of our Class A Common Stock during the thirty (30) trading days immediately preceding August 19, 2022 is in excess of $6.10 per share, the Company will pay a cash payment equal to the amount per share in excess of $6.10 per share, multiplied by a factor of 20,000. The award shall be settled in cash.

(4) Pursuant to terms of STIP. See Short-term (Cash) Incentive Compensation Plan on page 16.

(5) PSU award granted on May 26, 2022 with vesting on March 15, 2025 contingent upon achievement of the 60-consecutive trading-day volume weighted average price of our Class A Common Stock meeting certain price targets. Performance share units will be earned in 25% increments that range from 0% to 100%.

(6) RSU award granted on May 26, 2022 with one-third of the shares vesting on March 15, 2023, one-third on March 15, 2024 and one-third on March 15, 2025.

Outstanding Equity Awards at Fiscal 2022 Year End

The following table describes outstanding equity awards held by the Company's NEOs as of December 31, 2022.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(13)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares That Have Not Vested ($)(13)
Robert T. DeMartini	—	111,470(1)	—	6.82	03/24/2027	—	—	—	—
	—	93,530(2)	—	6.82	05/25/2027	—	—	—	—
	—	—	—	—	—	111,470(3)	533,941	—	—
	—	—	—	—	—	93,530(4)	448,009	—	—
Bennett L. Nussbaum	—	—	20,000(5)	6.10	12/31/2023	—	—	—	—
John J. Roddy IV	—	—	—	—	—	4,354(6)	20,856	—	—
	—	—	—	—	—	31,996(7)	153,261	—	—
	—	—	—	—	—	—	—	12,128(12)	58,093
	—	—	—	—	—	—	—	42,090(14)	201,611
Eric S. Haynor	—	—	—	—	—	37,715(8)	180,655	—	—
	—	—	—	—	—	—	—	70,043(15)	335,506
Casey K. McGarvey	56,037(9)	—	—	6.51	05/22/2024	—	—	—	—
	10,846(10)	4,931	—	13.12	05/18/2025	—	—	—	—
	—	—	—	—	—	2,038(11)	9,762	—	—
	—	—	—	—	—	19,198(7)	91,958	—	—
	—	—	—	—	—	—	—	5,675(16)	27,183
	—	—	—	—	—	—	—	25,254(14)	120,967
Patrice A. Varni	—	—	—	—	—	—	—	—	—

(1) Stock option awards granted on March 25, 2022 with an exercise price of $6.82 that vest in three annual installments over a three-year period beginning on March 25, 2022.

(2) Stock option awards granted on June 2, 2022 with an exercise price of $6.82 that vest in three annual installments over a three-year period beginning on March 25, 2022.

(3) RSU awards granted on March 25, 2022 that vest in three annual installments over a three-year period beginning on March 25, 2022.

(4) RSU awards granted on June 2, 2022 that vest in three annual installments over a three-year period beginning on March 25, 2022.

(5) SARS award granted on August 19, 2022 that stipulates if service with the Company continues until December 31, 2023 and the volume weighted average price per share of our Class A Common Stock during the thirty (30) trading days immediately preceding August 19, 2022 is in excess of $6.10 per share, the Company will pay a cash payment equal to the amount per share in excess of $6.10 per share, multiplied by a factor of 20,000. The award shall be settled in cash.

(6) RSU awards granted on November 11, 2021 with one-third of the shares vesting on October 25, 2022, one-third on October 25, 2023 and one-third on October 25, 2024.

(7) RSU awards granted on May 26, 2022 with one-third of the shares vesting on March 15, 2023, one-third on March 15, 2024 and one-third on March 15, 2025.

(8) RSU award granted on June 6, 2022 with one-third of the shares vesting on June 6, 2023, one-third on June 6, 2024 and one-third on June 6, 2025.

(9) Stock option awards granted on May 23, 2019 with one-fourth of the shares vesting on March 15, 2020, and 1/48 of the remaining shares vesting on the first day of each month thereafter.

(10) Stock option awards granted on May 18, 2020 with one-fourth of the shares vesting on March 15, 2021, and 1/48 of the remaining shares vesting on the first day of each month thereafter.

(11) RSU awards granted on August 11, 2021 with one-third of the shares vesting on March 15, 2022, one-third on March 15, 2023 and one-third on March 15, 2024.

(12) PSU awards granted on November 11, 2021 with October 25, 2024 vesting contingent upon achievement of the 60-consecutive trading-day volume weighted average price of our Class A Common Stock meeting certain price targets. Performance share units will be earned in 25% increments that range from 0% to 100%.

(13) Calculated as unvested stock awards multiplied by $4.79, the closing market price of our Class A Common Stock on December 31, 2022.

(14) PSU awards granted on May 26, 2022 with March 15, 2025 vesting contingent upon achievement of the 60-consecutive trading-day volume weighted average price of our Class A Common Stock meeting certain price targets. Performance share units will be earned in 25% increments that range from 0% to 100%.

(15) PSU awards granted on June 6, 2022 with June 6, 2025 vesting contingent upon achievement of the 60-consecutive trading-day volume weighted average price of our Class A Common Stock meeting certain price targets. Performance share units will be earned in 25% increments that range from 0% to 100%.

(16) PSU awards granted on August 11, 2021 with March 15, 2024 vesting contingent upon achievement of the 60-consecutive trading-day volume weighted average price of our Class A Common Stock meeting certain price targets. Performance share units will be earned in 25% increments that range from 0% to 100%.

Option Exercises and Stock Vested

The following table provides information on stock option exercises and vesting of stock awards for each of the Company's named executive officers during the fiscal year ended December 31, 2022.

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[1] |
Name				
Robert T. DeMartini	—	—	23,808	163,244
Bennett L. Nussbaum	—	—	—	—
John J. Roddy IV	—	—	2,177	8,534
Eric S. Haynor	—	—	—	—
Casey K. McGarvey	—	—	1,018	6,933
Patrice A. Varni	—	—	4,556	24,415

(1) Value realized on vesting is based on the fair market value of our Class A common stock on the date of vesting.

Director Compensation

Compensation for non-employee directors is determined by the Board. In 2022, compensation earned by Robert T. DeMartini was earned in his capacity as a named executive officer and is described below. In May 2021, the Board determined that each of the Board Chair, Lead Independent Director and each other non-employee director receive annual retainers for Board service in the amounts of $225,000, $195,000 and $175,000, respectively, which shall be split 50% in cash and 50% in equity of the Company. In addition, the chair of the Audit Committee received incremental annual compensation of $15,000. The chair of the Human Capital & Compensation Committee received incremental annual compensation of $15,000 and the chair of the Nomination & Governance Committee received an incremental $10,000 in annual compensation. All such additional compensation to the chairs of the committees is paid in cash. The members of the non-standing Special Committee received incremental compensation of $15,000 per month, with the chair of the Special Committee receiving $20,000 per month. All cash compensation for the annual retainers is paid quarterly in advance, the cash compensation for the non-standing Special Committee is paid quarterly in arrears while equity compensation is granted annually around the time of the Annual Meeting.

Our non-employee directors earned the following compensation for their service during our fiscal year ended December 31, 2022:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Pano T. Anthos[2]	87,500	88,299	—	—	—	175,799
Gary T. DiCamillo	163,000	98,390	—	—	—	261,390
Adam L. Gray[3]	97,500	88,299	—	—	—	185,799
Claudia Hollingsworth	153,000	88,299	—	—	—	241,299
Paul J. Zepf[2]	163,000	113,529	—	—	—	276,529
Dawn M. Zier	154,833	88,299	—	—	—	243,132

(1) Equity compensation paid to directors is in the form of fully vested stock. The value reported was computed in accordance with FASB ASC Topic 718 by multiplying the number of shares issued times the closing trading price on the date of issuance.
(2) Pursuant to the Cooperation Agreement, Pano Anthos and Paul Zepf resigned as directors on April 27, 2023.
(3) All board compensation for Mr. Gray is paid to Coliseum Capital Partners, L.P. per Coliseum requirements.

Pay Ratio Disclosure

The following provides information about the relationship of the annual total compensation of our employees and the annual total compensation of our CEO.

For fiscal year 2022, we determined that the total compensation of our median employee was $58,633, compared to our CEO's total compensation of $2,230,402. Based on this information, the 2022 ratio of the annual total compensation of our CEO to our median employee's annual total compensation was estimated to be 38 to 1.

In determining the median employee, we chose the payroll from December 16, 2022 to identify the population of employees. Our median employee was selected from the relevant employee population using W-2 wages, which was consistently applied across our employee population. In determining our median employee, we did not use any of the exemptions permitted under SEC rules. Similarly, we did not rely on any material assumptions, adjustments (e.g. cost-of-living adjustments) or estimates (e.g. statistical sampling) to identify our median employee or determine annual total compensation or any elements of annual total compensation of our median employee or former CEO.

Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure that removes the impact of certain non-cash and non-recurring costs. Management believes that the use of Adjusted EBITDA provides investors with additional useful information with respect to the impact of various adjustments, which we view as a better measure of our operating performance. Refer to the below table for the reconciliation of such non-GAAP financial measures to the most comparable GAAP financial measure.

Reconciliation of GAAP Net Income (Loss) to Non-GAAP EBITDA and Adjusted EBITDA

A reconciliation of GAAP net income (loss) to the non-GAAP measures of EBITDA and adjusted EBITDA is provided below. EBITDA represents net income (loss) before interest expense, income tax (benefit) expense, other (income) expense, net, and depreciation and amortization. Adjusted EBITDA represents EBITDA excluding costs incurred due to stock-based compensation expense, product reserve, debt extinguishment, changes in the fair value of the warrant liability, nonrecurring legal fees, acquisition expenses, executive interim and search costs, severance costs, vendor separation fee, showroom opening costs, new production facility start-up costs, previous period sales tax liability and COVID-19 related expenses. We believe EBITDA and Adjusted EBITDA provide additional useful information with respect to the impact of various adjustments and provide meaningful measures of our operating performance.

(in thousands)	Year Ended December 31, 2022
GAAP net income (loss)	$ (89,927)
Interest (income) expense	3,536
Income tax (benefit) expense	212,864
Other income (expense), net	(423)
Depreciation and amortization	17,487
EBITDA	143,537
Adjustments:	
Debt extinguishment and change in fair value – warrant liability	(4,343)
Stock-based compensation expense	3,367
Vendor separation fee	3,136
Tax receivable agreement (income) expense	(161,970)
Legal fees	3,479
Acquisition expenses	3,859
Executive interim and search costs	5,180
Severance costs	2,786
Showroom opening costs	2,546
New production facility start-up costs	348
COVID-19 related expenses	331
Adjusted EBITDA	$ 2,256

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2022 relating to our equity compensation plan:

Plan Category	(a) Number of Shares to be Issued upon Exercise of Outstanding Options and Rights	(b) Weighted-average Exercise Price of Outstanding Options and Rights[2]	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Referenced in Column (a))
Equity compensation plans approved by stockholders[1]	1,869,979	$ 8.68	1,377,379
Equity compensation plans not approved by stockholders[3]	183,515	—	—
Total	2,053,494	$ 8.68	1,377,379

(1) A total of 4,100,000 shares of Class A common stock have been reserved for issuance under the 2017 Equity Incentive Plan. As of December 31, 2022, a total of 262,839 fully vested shares, 73,746 shares of restricted stock, 1,291,666 options to purchase shares of our Class A common stock and 1,094,370 RSUs and PSUs have been issued under the plan, net of forfeitures and cancellations.
(2) Excludes the impact of service and market condition restricted stock units, which vest for no consideration.
(3) Pursuant to employment agreements, inducement grants of 107,758 RSUs and PSUs were made to Eric S. Haynor on June 6, 2022 and 75,757 PSUs were made to Keira M. Krausz on November 11, 2022 outside of the 2017 Plan, in accordance with Nasdaq Listing Rule 5635(c).

Long Term Incentive Plan

Long-term equity incentives under our Board approved Long Term Incentive Plan ("LTIP") are designed to motivate management to enable the Company to achieve sustained long-term performance improvements by linking a significant portion of compensation to shareholder returns. The Company issues awards of long-term equity compensation under the LTIP consistent with the objectives and philosophy of our compensation programs. Our LTIP is governed by the 2017 Plan, as amended, which was approved by our shareholders. Participation in the LTIP is limited to key employees who are employed to serve as Senior Vice Presidents, Vice Presidents or Senior Directors of the Company. Not all eligible employees are guaranteed to participate in the plan, as participation will be subject to Board discretion and approval. The LTIP is administered by the Human Capital & Compensation Committee as authorized by the Board.

Pursuant to the authority of the Board under the 2017 Plan, the Board generally grants long-term incentive awards under the LTIP annually in the first half of the year to motivate forward-looking, long-term performance and promote retention among our executive team. For 2022, the Company used three-year vesting time-based RSUs and performance-based PSUs which were awarded in May 2022.

The purpose of the LTIP is to enhance the profitability and value of the Company for the benefit of its stockholders by enabling the Company to offer eligible employees option awards in order to attract, retain and reward these individuals and strengthen the mutuality of interests between them and the Company's stockholders.

Forms of Long-Term Incentives

RSUs generally vest ratably, annually over a three-year period on March 15, promote retention and motivate the participants to strive for share price appreciation. Holders of RSUs do not have voting rights or dividend participation rights until delivery of the underlying shares.

PSUs cliff-vest on March 15 of the third calendar year following the grant based on the achievement of certain specified performance targets. Up to the full amount of granted PSUs can vest, but less than the full amount also may vest depending on performance above a minimum threshold.

The Purple Innovation, Inc. 2017 Equity Incentive Plan

We intend to use stock-based awards to reward long-term performance of the named executive officers and certain key employees. We believe that providing a meaningful portion of the total compensation package in the form of stock-based awards aligns the incentives of the named executive officers with the interests of our stockholders and serves to motivate and retain these individuals. Stock-based awards are awarded under the 2017 Plan, which has been adopted by our Board and approved by our stockholders.

The purpose of this plan is to enhance the profitability and value of the Company for the benefit of its stockholders by enabling the Company to offer eligible employees, directors and consultants equity-based incentive awards in order to attract, retain and reward these individuals and strengthen the mutuality of interests between them and the Company's stockholders.

The 2017 Plan provides for grants of stock options, stock appreciation rights, restricted stock and other stock-based awards.

Directors, officers and other employees and subsidiaries and affiliates, as well as others performing consulting or advisory services for the Company and its subsidiaries, are eligible for grants under the 2017 Plan.

The aggregate number of shares of Class A common stock which may be issued or used for reference purposes under the 2017 Plan or with respect to which awards may be granted may not exceed 4,100,000, which was approximately 7.5% of our common stock following the completion of the Business Combination and currently is approximately 3.9% of our outstanding common stock.

Security Ownership of Certain Beneficial Owners

The following table sets forth information known to us regarding the beneficial ownership of shares of Common Stock of the Company as of April 27, 2023, by:

- each person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our Class A Stock or Class B Stock as of April 27, 2023;

- each of our current named executive officers and directors; and

- all executive officers and directors of the Company as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within sixty days. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

	Class A Stock		Class B Stock		Voting Power
5% Stockholders, Directors, Executive Officers	**Shares of Class A Stock Beneficially Owned[1]**	**Percentage of Outstanding Class A Stock Beneficially Owned**	**Shares of Class B Stock Beneficially Owned**	**Percentage of Outstanding Class B Stock Beneficially Owned**	**Percentage of Aggregate Outstanding Voting Power**
Coliseum Investors[2]	46,814,450	44.6%	—	—	44.4%
FMR, LLC[3]	11,177,418	10.6%	—	—	10.6%
Robert T. DeMartini[4]	357,140	*	—	—	*
Bennett L. Nussbaum	—	*	—	—	*
Casey K. McGarvey[5]	249,991	*	95,000	21.2%	*
Jack Roddy[6]	26,842	*			*
Eric Haynor[7]	151,169	*			*
Patrice A. Varni[8]	3,123	*	—	—	*
S. Hoby Darling	—				
Gary T. DiCamillo[9]	113,083	*	—	—	*
Adam L. Gray[2]	46,814,450	44.6%	—	—	44.4%
Claudia Hollingsworth[10]	41,833	*	—	—	*
Robert Carter Pate	—	*			*
D. Scott Peterson[11]	2,789,713	2.7%			2.6%
Erika Serow	—				
Dawn M. Zier[12]	42,389	*	—	—	*
All directors and executive officers[13] (14 individuals)	50,742,938.55	48.3%	95,000	21.2%	48.1%

---

*   Less than 1%

(1)   Beneficial ownership is determined in accordance with the rules of the SEC. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares. Unless otherwise indicated, the business address of each of the entities, directors and executives in this table is c/o Purple Innovation, Inc. 4100 North Chapel Ridge Road, Suite 200, Lehi, Utah 84043.

(2) The information regarding the number of shares beneficially owned or deemed to be beneficially owned by Coliseum Investors is based solely on a Schedule 13D/A filed by Coliseum on April 21, 2023. According to the Schedule 13D/A, Coliseum and related entities beneficially own shares of Class A Stock as follows:

Entity	Shared Voting Power	Shared Dispositive Power	Aggregate Amount Beneficially Owned
Coliseum Capital Management, LLC	46,814,450	46,814,450	46,814,450
Coliseum Capital, LLC	38,285,173	38,285,173	38,285,173
Coliseum Capital Partners, L.P.	35,151,724	35,151,724	35,151,724
Coliseum Capital Co-Invest III, L.P.	3,133,449	3,133,449	3,133,449
Adam Gray	46,814,450	46,814,450	46,814,450
Christopher Shackelton	46,814,450	46,814,450	46,814,450

The business address of Coliseum and related persons and entities is 105 Rowayton Avenue, Rowayton, Connecticut 06853.

(3) The information regarding the number of shares beneficially owned or deemed to be beneficially owned by FMR LLC is based solely on a Schedule 13G/A filed by FMR LLC on February 9, 2023. According to the Schedule 13G/A, FMR LLC and related entities beneficially own shares of Class A Stock as follows:

Entity	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Aggregate Amount Beneficially Owned
FMR LLC	11,176,732	—	11,177,418	—	11,177,418
Abigail P. Johnson	—	—	11,177,418	—	11,177,418

The business address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(4) Consists of (i) 190,474 shares of Class A Stock, and (ii) 166,666 shares of Class A Stock issuable upon the exercise of employee stock options that are exercisable within 60 days.

(5) Shares of Class A Stock consists of (i) 86,136 shares of Class A Stock, (ii) 95,000 shares of Class A Stock issuable upon the exchange of Class B Stock, and (iii) 68,855 shares of Class A Stock issuable upon the exercise of employee stock options that are exercisable within 60 days.

(6) Consists of 26,842 shares of Class A Stock.

(7) Consists of (i)138,598 shares of Class A Stock, and (ii) 12,571 Restricted Stock Units that are scheduled to vest and convert into Class A Stock within 60 days.

(8) Consists of 3,123 shares of Class A Stock as of Ms. Varni's last day of employment. Ms. Varni left the Company on October 18, 2022.

(9) Consists of 113,083 shares of Class A Stock.

(10) Consists of 41,833 shares of Class A Stock held by i2CEO, LLC. Ms. Hollingsworth has voting and dispositive control over such securities held by i2CEO, LLC. Ms. Hollingsworth disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.

(11) Consists of (i) 2,536,541 shares of Class A Stock held by the Scott and Christina Peterson 101 Trust, (ii) 191,786 shares of Class A Stock held by the Renaissance Charitable Foundation, Inc., (iii) 53,650 shares of Class A Stock held by Black Oak-Intellibed-Senior Debt Fund, LLC, (iv) 2.099 shares of Class A Stock held by Black Oak Fund3, LLC, and (v) 5,637 shares of Class A Stock held by Black Oak Alpha Equity Funds, LLC. Mr. Peterson has been nominated by the Board to stand for election at the 2023 Annual Meeting of Shareholders.

(12) Consists of 42,389 shares of Class A Stock.

(13) Includes all current officers and directors, including three additional executive officers not required to be listed above. Also includes D. Scott Peterson as a director nominee. Does not include former officers. Percentages based on 105,045,014 shares of Class A Stock and 448,279 shares of Class B Stock outstanding as of April 27, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Director Independence

Information regarding director independence is incorporated herein by reference from the material under the heading "Director Independence" under Item 10 of this Form 10-K/A.

Related Party Transactions

Coliseum Capital Management, LLC

Cooperation Agreement

Immediately following the Business Combination, Adam Gray was appointed to the Company's Board. Mr. Gray is a manager of Coliseum Capital, LLC, which is the general partner of CCP, Coliseum Capital Co-Invest III, L.P. ("C-3") and Coliseum Co-Invest Debt Fund, L.P. ("CDF"), and he is also a managing partner of Coliseum, which is the investment manager of Blackwell and manages investment funds and accounts. Mr. Gray and his partner, Christopher Shackelton, share voting and dispositive control over securities held by CCP, C-3, CDF and Blackwell, which, other than C-3, were also the Lenders under the Credit Agreement entered into at the time of the Business Combination and as thereafter amended and restated.

On September 17, 2022, the Company received an unsolicited and non-binding proposal from Coliseum on behalf of certain of its investment funds and managed accounts to acquire the remaining outstanding common stock of the Company not already beneficially owned by Coliseum for $4.35 per share in cash in an all-cash transaction. At the time of the offer, Coliseum beneficially owned approximately 44.7% of the outstanding equity of the Company. The Coliseum proposal was conditioned upon, among other things, the transaction being (a) negotiated by, and subject to the approval of, a Special Committee, (b) subject to a non-waivable condition requiring approval by the affirmative vote of a majority of the shares of common stock not owned by Coliseum or other interested parties and (c) receipt of a waiver by the parties to the Tax Receivable Agreement dated February 2, 2018 agreeing to waive the change of control trigger contained therein and permit the Tax Receivable Agreement to remain in place following the closing of the transaction. The Special Committee was formed by the Board to determine the necessary actions to evaluate the Coliseum proposal and the course of action that is in the best interests of all the Company's shareholders. On September 25, 2022, the Special Committee adopted that certain stockholder rights agreement by and between the Company and Pacific Stock Transfer Company to have the time and flexibility necessary to evaluate the Coliseum offer and to prevent a change of control without payment of an adequate control premium. In November 2022, the Special Committee informed Coliseum that its unsolicited bid was inadequate. On January 12, 2023, after the Special Committee was informed that Coliseum declined to increase the amount of the unsolicited bid, the Company issued a press release stating that the Special Committee had rejected the Coliseum proposal for not being in the best interests of the Company and its stockholders.

A dispute thereafter occurred between Coliseum and the Special Committee and Company, resulting in a lawsuit captioned Coliseum Capital Management, LLC v. DiCamillo et al., C.A. No. 2023-0220-PAF (the "Action"). After careful consideration by the Special Committee and negotiation with Coliseum, the Special Committee determined that it was advisable and in the best interests of the Company and its stockholders to enter into the Cooperation Agreement. Pursuant to the Cooperation Agreement, the Company increased the size of the Board from seven to eight directors; accepted the resignations of Pano Anthos and Paul Zepf as directors; appointed Adam Gray as Chair of the Board; appointed the New Directors as directors; and appointed Gary DiCamillo as chair of the Nomination & Governance Committee. Gary DiCamillo will continue to serve as Lead Independent Director. The Company has agreed to nominate the New Directors and the incumbent directors for election at the 2023 Annual Meeting and to nominate D. Scott Peterson for election as a director at the 2023 Annual Meeting to fill the seat of Dawn Zier, who on February 9, 2023, notified the Company that she will not stand for re-election at the 2023 Annual Meeting. In addition, the Company agreed to (i) amend its Corporate Governance Guidelines for Operation of the Board of Directors and adopt a Lead Independent Director Charter to provide for the responsibilities of the Lead Independent Director; (ii) amend the Company's Second Amended and Restated Bylaws to include references to the Company's Lead Independent Director Charter; (iii) terminate the stockholder rights agreement adopted by the Company on September 25, 2022 and agree not to adopt a new stockholder rights agreement without Coliseum's prior consent during the term of the Cooperation Agreement; (iv) cause all outstanding PRPLS to be redeemed and agree not to issue any similar security or take any other action that would change the stockholder voting standards from those in effect prior to the issuance of the PRPLS during the term of the Cooperation Agreement; and (v) terminate the Special Committee of the Board of the Company created on September 25, 2022 Each party has agreed to release the other party from all claims against the other arising from the facts underlying the Action and Coliseum agreed to dismiss the Action.. In addition, pursuant to the Cooperation Agreement the Company will reimburse Coliseum for all out-of-pocket fees, costs, and expenses incurred in connection with the Action, provided that such amount shall not exceed $4 million in the aggregate. The Cooperation Agreement also confirmed that the Subscription Agreement (the "Subscription Agreement") between the Company and Coliseum dated February 1, 2018, is not waived, amended, or affected by the Cooperation Agreement.

Furthermore, pursuant to the Cooperation Agreement, at the 2023 Annual Meeting and the 2024 Annual Meeting, Coliseum will cause all of the common stock that Coliseum or any of its affiliates has the direct or indirect right to vote as of the applicable record date, to be present in person or by proxy for quorum purposes and to be voted (i) in favor of each of the candidates for election on the Company's slate of nominees for election to the Board, (ii) against any stockholder nominations for any other directors, and (iii) against any proposals or resolutions to remove any member of the Board other than for cause. Coliseum has agreed to be bound by customary standstill restrictions, including, among others, agreements not to acquire additional shares of the Company's securities that would cause Coliseum's ownership of Voting Securities to exceed 44.4% of the total outstanding Common Stock (other than acquisitions directly from the Company), engage in proxy solicitations and related matters, form or join any "group" with respect to shares of the Company, encourage others to pursue a "contested solicitation," or make any public proposals, subject to certain exceptions. Further, Coliseum has agreed to condition any proposal from it or any of its affiliates to acquire the Company or all or substantially all of the outstanding stock of the Company held by stockholders unaffiliated with Coliseum on (i) such transaction being negotiated by, and subject to the approval of, a special committee of directors of the Board who are independent with respect to Coliseum and disinterested under Delaware law and (ii) a nonwaivable condition that such transaction be approved by the affirmative vote of the holders of a majority of the Company's outstanding common stock not beneficially owned by Coliseum or its affiliates or other parties with a material conflict of interest in such transaction.

February 2023 Public Offering

In addition, in February 2023, the Company completed an underwritten public offering (the "February 2023 Offering") of 13,400,000 shares of Class A Stock at a public offering price of $4.50 per share. After deducting estimated offering expenses and underwriter discounts, the Company received net proceeds of approximately $57.0 million. Pursuant to its pre-emptive rights under the Subscription Agreement, Coliseum purchased from the underwriters in the February 2023 Offering its pro rata share of the shares of Class A Stock sold by the underwriters.

May 2021 Resale

In May 2021, CCP, CDF, and Blackwell (collectively, the "Coliseum Entities") completed an underwritten secondary public offering of shares of the Company's Class A Stock. Under the terms of the registration rights agreement between the Company and the Coliseum Entities dated February 2, 2018, pursuant to which the resale of the shares of Class A Stock was registered, the Company was obligated to pay the underwriting discounts and commissions incurred by the Coliseum Entities in connection with the sale. On May 21, 2021, the Company paid approximately $7.7 million in underwriting discounts and commissions relating to the sale by the Coliseum Entities.

Policies and Procedures for Related Person Transactions

Our Audit Committee must review and approve any related person transaction we propose to enter. Our Audit Committee charter details the policies and procedures relating to transactions that may present actual, potential, or perceived conflicts of interest and may raise questions as to whether such transactions are consistent with the best interest of the company and our stockholders. A summary of such policies and procedures is as follows:

Any potential related party transaction that is brought to the Audit Committee's attention will be analyzed by the Audit Committee, in consultation with outside counsel or members of management, as appropriate, to determine whether the transaction or relationship does, in fact, constitute a related party transaction. At each of its meetings, the Audit Committee will be provided with the details of each new, existing, or proposed related party transaction, including the terms of the transaction, the business purpose of the transaction, and the benefits to us and to the relevant related party.

In determining whether to approve a related party transaction, the Audit Committee must consider, among other factors, the following factors to the extent relevant:

● whether the terms of the transaction are fair to us and on the same basis as would apply if the transaction did not involve a related party;

● whether there are business reasons for us to enter into the transaction;

● whether the transaction would impair the independence of an outside director; and

● whether the transaction would present an improper conflict of interest for any director or executive officer.

Any member of the Audit Committee who has an interest in the transaction under discussion must abstain from voting on the approval of the transaction, but may, if requested by the Chair of the Audit Committee, participate in some or all the Audit Committee's discussions of the transaction. Upon completion of its review of the transaction, the Audit Committee may determine whether to permit or to prohibit the transaction.

Item 14. Principal Accountant Fees and Services

Audit Committee Pre-approval Policies

Our policy has been for the Audit Committee to pre-approve all audit, audit-related and non-audit services performed by our independent auditors and to subsequently review the actual fees and expenses paid to our independent auditors. Accordingly, the Audit Committee pre-approved all audit, audit-related and non-audit services performed by our independent auditors and subsequently reviewed the actual fees and expenses paid to BDO USA, LLP. The Audit Committee has determined that the fees paid to BDO USA, LLP for services are compatible with maintaining BDO USA, LLP's independence as our auditors.

Fees Paid to Auditors

The following table presents fees for professional services rendered by our principal accountants over the last two fiscal years for the audit of the Company's annual financial statements and review of financial statements included in the Company's Forms 10-Q and 10-K, and fees billed for other services. BDO USA, LLP was our principal accountant as of December 31, 2022.

(in thousands)	2022	2021
Audit fees[1]	$ 1,918	$ 1,763
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$ 1,918	$ 1,763

(1) Audit Fees consist of fees for the audit of the Company's annual financial statements for 2022 and 2021 and services in connection with registration statements filed in 2022 and 2021. Audit fees also include fees related to the reviews of interim financial information included in Forms 10-Q and for consent or comfort letter procedures performed in conjunction with registration statements or completing financial transactions during the respective fiscal years.

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Report:

(3) Exhibits

    We hereby file as part of this report the exhibits listed in the attached Exhibit Index. Exhibits which are incorporated herein by reference can be inspected and copied at the public reference facilities maintained by the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates or on the SEC website at **www.sec.gov**.

Exhibit No.	Description
2.1#	Agreement and Plan of Merger, dated November 2, 2017, by and among Global Partner Acquisition Corp., PRPL Acquisition, LLC, Purple Innovation, LLC, InnoHold, LLC and Global Partner Sponsor I LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on November 3, 2017)
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated January 8, 2018, by and among Global Partner Acquisition Corp., Purple Innovation, LLC, PRPL Acquisition, LLC and other parties named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on January 8, 2018)
2.3	Amendment No. 2 to Agreement and Plan of Merger, dated May 14, 2018, by and among Purple Innovation, Inc., Purple Innovation, LLC, Global Partner Sponsor I LLC and InnoHold, LLC (incorporated by reference to Exhibit 2.2 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 15, 2018)
2.4	Amendment No. 3 to Agreement and Plan of Merger, dated June 14, 2018, by and among Purple Innovation, Inc., Purple Innovation, LLC, Global Partner Sponsor I LLC and InnoHold, LLC (incorporated by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on August 9, 2018)
2.5#	Merger Agreement, dated as of August 31, 2022, by and among Purple Innovation, Inc., Gelato Intermediate, LLC, Gelato Merger Sub, Inc., Advanced Comfort Technologies, Inc., and D. Scott Peterson (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on September 1, 2022).
3.1	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on November 6, 2019)
3.2	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on December 15, 2022).
3.3	Certificate of Designation of the Preferred Stock of the Company, dated September 26, 2022 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on September 27, 2022).
3.4	Certificate of Designation of Proportional Representation Preferred Linked Stock of the Company, dated February 14, 2023 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 14, 2023).
4.1	Form of Class A Common Stock certificate (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
4.2	Form of Class B Common Stock certificate (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018).
4.3	Description of Registered Securities (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 22, 2023).
4.4	Stockholder Rights Agreement, dated as of September 25, 2022, by and between the Company and Pacific Stock Transfer Company, as rights agent (which includes the Form of Rights Certificate as Exhibit B thereto) (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on September 27, 2022).
10.1+	Form of Option Award Agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 15, 2018)
10.2+	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 15, 2018)
10.3+	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 15, 2018)
10.4+	Form of Stock Appreciation Right Award Agreement (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 15, 2018)
10.5+	Form of Stock Bonus Award Agreement (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 15, 2018)
10.6	Exchange Agreement, dated February 2, 2018, by and between Purple Innovation, Inc., Purple Innovation, LLC and InnoHold, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
10.7	Tax Receivable Agreement, dated February 2, 2018, by and between Purple Innovation, Inc. and InnoHold, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
10.8+	Employment Agreement, dated February 2, 2018, between Purple Innovation, Inc. and Tony Pearce (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
10.9+	Employment Agreement, dated February 2, 2018, between Purple Innovation, Inc. and Terry Pearce (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
10.10+	Purple Innovation, Inc. 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
10.11	Subscription Agreement, dated February 1, 2018, between Global Partner Acquisition Corp., Global Partner Sponsor I LLC, Coliseum Capital Partners, L.P. and Blackwell Partners LLC – Series A (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)

10.12	Agreement to Assign Sponsor Warrants, dated February 2, 2018, between Global Partner Acquisition Corp., Global Partner Sponsor I LLC, Continental Stock Transfer and Trust Company, Coliseum Capital Partners, L.P., Blackwell Partners, LLC and Coliseum Co-Invest Debt Fund, L.P. (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
10.13	Agreement to Assign Founder Shares, dated February 2, 2018, between Global Partner Acquisition Corp., Global Partner Sponsor I LLC, Continental Stock Transfer and Trust Company and Coliseum Capital Partners, L.P., Blackwell Partners, LLC (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
10.14	Registration Rights Agreement, dated February 2, 2018, between Global Partner Acquisition Corp., Coliseum Capital Partners, L.P., Blackwell Partners, LLC and Coliseum Co-Invest Debt Fund, L.P. (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
10.15†	Second Amended and Restated Confidential Assignment and License Back Agreement between the Company and EdiZONE (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on November 14, 2018)
10.16+	Option Grant Agreement dated February 21, 2019 between Purple Innovation, Inc. and John Legg (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 27, 2019)
10.17	Registration Rights Agreement dated February 26, 2019 between and among Purple Innovation, Inc., Coliseum Capital Partners, L.P., Blackwell Partners LLC – Series A and Coliseum Co-Invest Debt Fund, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 27, 2019)
10.18	Statement of Work agreement dated March 1, 2019 by and between Purple Innovation, Inc. and FTI Consulting, Inc. (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 7, 2019)
10.19	Master Retailer Agreement dated September 18, 2018 by and between Purple Innovation LLC and Mattress Firm, Inc. (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 7, 2019)
10.20+	Purple Innovation, Inc. 2019 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on May 14, 2019)
10.21	Lease Agreement dated June 10, 2019 between Purple Innovation, LLC and North Slope One, LLC (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on August 13, 2019)
10.22	First Amendment to Lease dated November 19, 2019 between the Company and North Slope One, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on November 25, 2019)
10.23	Amendment to TNT Holdings Amended and Restated Lease Agreement dated April 23, 2020 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 11, 2020)
10.24	Lease Agreement between Purple Innovation, LLC and PNK S2, LLC dated July 21, 2020 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on August 14, 2020)
10.25	Credit Agreement dated September 3, 2020 between and among Purple Innovation, LLC, Purple Innovation, Inc., KeyBank National Association, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on September 3, 2020)
10.26	Pledge and Security Agreement dated September 3, 2020 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on September 3, 2020)
10.27	Guaranty dated September 3, 2020 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on September 3, 2020)
10.28	Collateral Assignment of Patents dated September 3, 2020 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on September 3, 2020)
10.29	Collateral Assignment of Trademarks dated September 3, 2020 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on September 3, 2020)
10.30	Collateral Assignment of Copyrights dated September 3, 2020 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K (File No. 001-37523) filed with SEC on September 3, 2020)
10.31	License Transfer and IP Assignment Agreement between Purple Innovation, LLC and EdiZONE, LLC dated August 14, 2020 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on November 10, 2020)
10.32+	Indemnification Agreement between Purple Innovation, Inc. and Paul Zepf dated August 18, 2020 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on November 10, 2020)

10.33	First Amendment to Amended and Restated Credit Agreement by and among Purple Innovation, LLC, Purple Innovation, Inc., Coliseum Capital Partners, L.P., Blackwell Partners LLC-Series A, and Coliseum Co-Invest Debt Fund, L.P. dated March 27, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on March 30, 2020)
10.34	Second Amendment to Amended and Restated Credit Agreement by and among Purple Innovation, LLC, Purple Innovation, Inc., Coliseum Capital Partners, L.P., Blackwell Partners LLC-Series A, and Coliseum Co-Invest Debt Fund, L.P. dated May 15, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 37523) filed with the SEC on May 18, 2020)
10.35	Waiver and Consent to Amended and Restated Credit Agreement by and among Purple Innovation, LLC, Purple Innovation, Inc., Coliseum Capital Partners, L.P., Blackwell Partners LLC-Series A, and Coliseum Co-Invest Debt Fund, L.P. dated August 20, 2020 (incorporated by reference into Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on August 21, 2020)
10.36	Amendment to Lease Agreement between Purple Innovation, LLC and PNK S2, LLC dated March 4, 2021 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 17, 2021)
10.37	Second Amendment to Lease Agreement between Purple Innovation, LLC and PNK S2, LLC dated March 26, 2021 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-37523) filed with the SEC on May 17, 2021)
10.38+	Amendment to Purple Innovation, Inc. 2017 Equity Incentive Plan dated July 12, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on July 13, 2021)
10.39+	Restated and Amended Purple Innovation, Inc. 2019 Long-Term Equity Incentive Plan dated July 12, 2021 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on July 13, 2021)
10.40+	Form of Restricted Share Unit Agreement (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on July 13, 2021)
10.41+	Form of Performance-Based Share Unit Agreement (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on July 13, 2021)
10.42+	Purple Innovation, Inc. 2021 Short-Term Cash Incentive Plan dated July 12, 2021 (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on July 13, 2021)
10.43	First Amendment to the 2020 Credit Agreement dated February 28, 2022 between and among Purple Innovation, LLC, Purple Innovation, Inc., KeyBank National Association, and the other lenders party thereto (incorporated by reference to Exhibit 10.60 to the Annual Report on Form 10-K (File No. 001-37523) filed with the SEC on March 1, 2022).
10.44+	Amended and Restated Employment Agreement, dated as of March 19, 2022, by and among Robert T. DeMartini and Purple Innovation, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on March 22, 2022).
10.45	Second Amendment to the 2020 Credit Agreement dated March 23, 2022 by and among Purple Innovation, LLC, Purple Innovation, Inc., KeyBank National Association, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on March 24, 2022).
10.46+	Offer letter dated as of April 29, 2022, signed by Eric Haynor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on May 3, 2022).
10.47+	Purple Innovation, Inc. 2022 Short-Term Cash Incentive Plan, dated as of May 26, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on June 1, 2022).
10.48+	Second Amendment to Purple Innovation, Inc. 2017 Equity Incentive Plan dated June 2, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on June 3, 2022).
10.49+	Second Consultancy Agreement, dated as of August 11, 2022, by and among Bennett Nussbaum and Purple Innovation, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on August 16, 2022).
10.50+	Separation Agreement entered into between Purple Innovation, LLC and Patrice Varni dated November 5, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on November 8, 2022).
10.51	Fifth Amendment to the 2020 Credit Agreement dated February 17, 2023 by and among Purple Innovation, LLC, Purple Innovation, Inc., KeyBank National Association, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 21, 2023).
10.52	Cooperation Agreement dated April 19, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on April 21, 2023).
14.1	Code of Ethics of Purple Innovation, Inc. (incorporated by reference into Exhibit 14.1 to the Annual Report on Form 10-K (File No. 001-37523) filed with the SEC on March 11, 2021)

21.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 22, 2023).
23.1	Consent of Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 23.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 22, 2023).
24.1	Power of Attorney (included on signature page) (incorporated by reference to Exhibit 24.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 22, 2023).
31.1	Certification of the Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) (incorporated by reference to Exhibit 31.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 22, 2023).
31.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) (incorporated by reference to Exhibit 31.2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 22, 2023).
31.3*	Certification of the Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a)
31.4*	Certification of the Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a)
32.1	Certification of the Principal Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350 (incorporated by reference to Exhibit 32.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 22, 2023).
32.2	Certification of the Principal Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350 (incorporated by reference to Exhibit 32.2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 22, 2023).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*   Filed herewith

\#   Schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally a copy of any omitted schedules and exhibits to the Securities and Exchange Commission upon request.

\+   Indicates management contract or compensatory plan.

†   Confidential treatment of certain provisions has been granted by the Securities and Exchange Commission.

Item 16. Form 10-K Summary

Not applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Purple Innovation, Inc.

May 1, 2023

By: /s/ Robert T. DeMartini
Name: Robert T. DeMartini
Title: Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.3

**CERTIFICATIONS**

I, Robert T. DeMartini, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Purple Innovation, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Dated: May 1, 2023

/s/ Robert T. DeMartini
_____
Robert T. DeMartini, Chief Executive Officer (Principal Executive Officer)

Exhibit 31.4

CERTIFICATIONS

I, Bennett L. Nussbaum, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Purple Innovation, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Dated: May 1, 2023

/s/ Bennett L. Nussbaum
Bennett L. Nussbaum, Interim Chief Financial Officer
(Principal Financial Officer)

COMPANY INFORMATION

Annual Meeting
Purple Innovation, Inc.'s 2023 Annual Meeting will be held on June 16, 2023, at 11:30 a.m. (Mountain Time) via live audit webcast and online stockholder tools.

Form 10-K Annual Report
A copy of the Purple Innovation, Inc. Annual Report on Form 10-K, as amended by Form 10-K/A, filed with the U.S. Securities and Exchange Commission is available to shareholders upon written request to our Secretary or by visiting our website at https://www.purple.com.

Stockholder Information
Common Stock Listed
Nasdaq Global Market
Symbol: PRPL

Investor Relations
Brendon Frey, ICR
Brendon.frey@icrinc.com
203-682-8200

Transfer Agent
Pacific Stock Transfer
6725 Via Austi Parkway
Suite 300
Las Vegas, Nevada 89119

Principal Executive Offices
4100 North Chapel Ridge Road
Suite 200
Lehi, Utah 84043

Board of Directors

S. Hoby Darling
Member of Global Leadership Team
Logitech International

Robert T. DeMartini
Chief Executive Officer
Purple Innovation, Inc.

Gary T. DiCamillo
Managing Partner
Eaglepoint Advisors, LLC

Adam L. Gray
Managing Partner
Coliseum Capital Management, LLC

Claudia Hollingsworth
Chief Executive Officer
i2CEO

R. Carter Pate
Director
OptionCare Health, Inc.

D. Scott Peterson
Director Nominee
Former Chief Executive Officer
Advanced Comfort Technologies, Inc.

Erika Serow
Chief Marketing Officer
Bain & Company

Dawn Zier
Principal
Aurora Business Consulting, LLC

Executive Officers

Robert T. DeMarini
Chief Executive Officer

Bennett L. Nussbaum
Interim Chief Financial Officer

Casey K. McGarvey
Chief Legal Officer

Eric S. Haynor
Chief Operating Officer

Jeffrey L. Hutchings
Chief Innovation Officer

Jeffrey S. Kerby
Chief of Owned Retail Officer

Keira M. Krausz
Chief Marketing Officer

John J. Roddy IV
Chief People Officer